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UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549


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FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States — 0000101368
Exact name of registrant as specified in charter — Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2009)
Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

333-03610

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on November 5, 2010.

United Mexican States

By: /S/ GERARDO RODRÍGUEZ REGORDOSA
Gerardo Rodríguez Regordosa
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2009

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2010 and	5
	Federal Annual Revenue Law for 2010 of the Registrant	134
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2009*	

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

PRESUPUESTO de Egresos de la Federación para el Ejercicio Fiscal 2010.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

FELIPE DE JESÚS CALDERÓN HINOJOSA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EL EJERCICIO DE LA FACULTAD QUE LE CONFIERE LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

Artículo Único.- Se expide el Decreto de Presupuesto de Egresos de la Federación para el ejercicio fiscal 2010.

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I

Disposiciones generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2010, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria y en las disposiciones que, en el marco de dicha Ley, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a las secretarías de Hacienda y Crédito Público y de la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto deba remitirse a la Cámara de Diputados, será enviada a la Mesa Directiva de la misma, quien turnará dicha información a las comisiones competentes, sin perjuicio de que podrá ser remitida directamente a las comisiones que expresamente se señalen en este Decreto.

La Secretaría de Hacienda y Crédito Público, en el ámbito de sus atribuciones, garantizará que toda la información presupuestaria sea perfectamente comparable entre los diversos documentos presupuestarios: Proyecto de Presupuesto de Egresos de la Federación; Presupuesto de Egresos de la Federación; Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública; Informes de Avance de Gestión Financiera; y Cuenta de la Hacienda Pública Federal. Asimismo, en congruencia con el artículo 4, fracción IV de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, todas las asignaciones presupuestarias presentadas en estos documentos también deberán ser públicos, en formato electrónico de texto modificable de base de datos (Excel o similares), al nivel de desagregación conforme a las disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

CAPÍTULO II

De las erogaciones

Artículo 2. El gasto neto total previsto en el presente Presupuesto de Egresos, importa la cantidad de $3,176,332,000,000.00 y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010.

En términos del segundo párrafo del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se prevé un déficit público presupuestario de $90,000,000,000.00. En su caso, el balance presupuestario podrá modificarse en lo conducente para cubrir las erogaciones de los proyectos de inversión previstos en este Presupuesto, siempre que ello sea necesario como consecuencia de la aplicación de las medidas a que se refiere el artículo 4, fracción II, de este Decreto.

Artículo 3. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a VIII de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Asimismo, el Anexo 1 incluye las erogaciones aprobadas al Instituto Nacional de Estadística y Geografía, el cual ejercerá su presupuesto de conformidad con lo establecido en el artículo 83 de la Ley del Sistema Nacional de Información Estadística y Geográfica y, conforme a lo dispuesto en dicho artículo, en la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes se incluye en el Anexo 4 de este Decreto;

V. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 5 de este Decreto y en el Tomo V del Presupuesto de Egresos;

VI. El capítulo específico que incorpora las previsiones salariales y económicas se incluye en los Anexos 6 y 15 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VII. Los recursos para el desarrollo integral de la población indígena se señalan en el Anexo 7 de este Decreto, en los términos del artículo 2, Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al inciso j) de la fracción II, artículo 41 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se presenta desglosado;

VIII. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 8 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

IX. El monto total de los recursos previstos para el programa en materia de ciencia y tecnología, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 9 de este Decreto;

X. Las erogaciones de aquellos programas que incorporan la perspectiva de género, se señalan en el Anexo 10 de este Decreto;

XI. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 11 de este Decreto;

XII. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 12 de este Decreto;

XIII. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 13 de este Decreto.

Las previsiones para servicios personales referidas en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VI anterior y el artículo 21 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XIV. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 14 de este Decreto;

XV. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 15 de este Decreto;

XVI. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 16 de este Decreto y en el Tomo VIII de este Presupuesto;

XVII. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 17 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

XVIII. Los programas sujetos a reglas de operación se señalan en el Anexo 18 de este Decreto;

XIX. El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo establecido en el Anexo 19 de este Decreto;

XX. El presupuesto consolidado de la Estrategia Nacional para la Transición Energética y el Aprovechamiento Sustentable de la Energía, a que se refiere el artículo 25 de la Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética, se señala en el Anexo 20 de este Decreto, y

XXI. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 21 de este Decreto.

Artículo 4. El gasto programable previsto para el Ramo General 23 Provisiones Salariales y Económicas, se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos;

II. Las dependencias y entidades podrán solicitar autorización a la Secretaría de Hacienda y Crédito Público para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas o al mecanismo presupuestario y de pago correspondiente, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social; asimismo, para que se apliquen medidas para cubrir la indemnización que, en términos de la legislación aplicable, corresponda a los servidores públicos por la terminación de su relación laboral. Dichas medidas se sujetarán a las disposiciones específicas emitidas por la Secretaría de Hacienda y Crédito Público, las cuales regularán, entre otros aspectos, lo siguiente:

a) Tratándose de las medidas para cubrir una compensación económica a los servidores públicos que reúnan los requisitos establecidos en las disposiciones señaladas y que decidan concluir la prestación de sus servicios en la Administración Pública Federal:

i. Las plazas correspondientes a los servidores públicos que concluyan la prestación de sus servicios en la Administración Pública Federal se cancelarán en los términos de las disposiciones aplicables;

ii. En términos de la legislación en materia de seguridad social las medidas podrán contemplar que sean cubiertas, por cuenta del trabajador, las cuotas y aportaciones a la seguridad social, hasta por los periodos de cotización que establezcan las disposiciones a que se refiere el párrafo primero de esta fracción, a efecto de que los servidores públicos elegibles puedan obtener una pensión conforme a dicha legislación;

iii. Las dependencias, con cargo a las economías que se generen en sus respectivos presupuestos autorizados por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2012, en los plazos y condiciones que señalen las disposiciones aplicables, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia.

En los mismos términos, las entidades solicitarán a la Secretaría de Hacienda y Crédito Público las adecuaciones a sus respectivos presupuestos por el monto que hayan utilizado para cubrir las compensaciones a los servidores públicos a su cargo. En caso contrario, dicha Secretaría realizará las adecuaciones presupuestarias por los montos que correspondan;

iv. Los recursos restituidos serán destinados al mecanismo presupuestario y de pago establecido para cubrir las medidas a que se refiere este inciso;

v. Las modalidades del mecanismo y los tipos de personal que podrán acogerse a las medidas a que se refiere este inciso, a efecto de no afectar la prestación de servicios públicos, y

vi. El Ejecutivo Federal reportará en los Informes Trimestrales sobre el ejercicio de los recursos a que se refiere este inciso.

b) Podrán autorizarse medidas para cubrir indemnizaciones, en términos de la legislación laboral, a los servidores públicos que corresponda, incluyendo los pagos que se originen como consecuencia de reestructuraciones a la Administración Pública Federal, la desincorporación de entidades o la eliminación de unidades administrativas de las dependencias y entidades, en los términos de las disposiciones a que se refiere el párrafo primero de la presente fracción.

Los Poderes Legislativo y Judicial, así como los entes autónomos, podrán aplicar las medidas a que se refiere esta fracción, previo convenio que celebren con la Secretaría de Hacienda y Crédito Público, siempre y cuando cancelen las plazas correspondientes y restituyan los recursos en los términos del inciso a), subinciso iii, de esta fracción.

Asimismo, podrán destinar las economías que resulten a sus programas prioritarios, siempre y cuando no impliquen la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales. Las medidas previstas en esta fracción podrán aplicarse, en los mismos términos, al personal federalizado de los sectores educación y de salud, previo convenio que celebre el Ejecutivo Federal, por conducto de las dependencias competentes, con las entidades federativas, previa autorización de la Secretaría de Hacienda y Crédito Público;

III. Los recursos para atender los gastos asociados a ingresos petroleros se aplicarán exclusivamente a los destinos y en los términos previstos en las disposiciones aplicables y en el presente Decreto, y

IV. Las asignaciones presupuestarias para atender gastos en materia de desastres naturales, el programa salarial, las provisiones económicas relativas a programas y acciones para el desarrollo regional y metropolitano y las demás asignaciones que integran el ramo a que se refiere este artículo, se deberán ministrar y ejercer conforme a las disposiciones aplicables y a lo dispuesto en este Decreto.

CAPÍTULO III

De las entidades de control directo

Artículo 5. Petróleos Mexicanos y sus organismos subsidiarios se sujetarán a las erogaciones y a las metas de balance primario y financiero aprobadas en este Presupuesto y, para su ejercicio, control y evaluación, así como para la elaboración del anteproyecto de presupuesto del próximo ejercicio fiscal, observarán lo dispuesto en la Ley de Petróleos Mexicanos y la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

A efecto de que Petróleos Mexicanos mantenga sus metas y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, deberá apegarse a lo dispuesto en el artículo 21 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, para efectos de la evaluación de estas metas se tomarán en cuenta las siguientes consideraciones:

I. La cantidad que exceda del monto correspondiente a la importación de mercancía para reventa por $182,290,842,161.00 no se considerará para evaluar el cumplimiento de las metas de balance primario y financiero, y

II. En caso de que durante el ejercicio fiscal se presenten retrasos en la cobranza por ventas de combustibles realizadas al organismo público del sector eléctrico, dicho retraso no se considerará para evaluar las metas de balance primario y financiero.

En caso de que dichas condiciones sean ajenas a la operación de esta entidad, la Secretaría de Hacienda y Crédito Público determinará el mecanismo para evaluar las metas de balance primario y financiero.

Petróleos Mexicanos administrará el fondo para dar cumplimiento a las obligaciones laborales contractuales y las que deriven de las disposiciones jurídicas, con el objeto de que prevea recursos suficientes para cubrir pasivos contingentes asociados a las contrataciones.

Las remuneraciones de los consejeros profesionales del Consejo de Administración de Petróleos Mexicanos, en términos de la Ley de Petróleos Mexicanos, será la comprendida en el Grupo Jerárquico J del Anexo 16.1 de este Decreto, de acuerdo con las disposiciones administrativas aplicables. En el caso de los consejeros profesionales de los organismos subsidiarios de Petróleos Mexicanos, su remuneración no podrá ser superior al Grupo Jerárquico K.

La cifra que señala el Anexo 1.D. de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

A efecto de dotar de mayor transparencia al gasto de inversión de Petróleos Mexicanos, la entidad deberá informar trimestralmente a la Cámara de Diputados, sobre el gasto de inversión ejercido, así como del avance de sus principales proyectos.

Artículo 6. Las entidades sujetas a control presupuestario directo deberán sujetarse a lo siguiente:

I. Los montos señalados en el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo a que se refiere el artículo 27 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere el artículo 32, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo V de este Presupuesto de Egresos;

II. La cantidad que en el Anexo 1.D. de este Decreto se destina para la Comisión Federal de Electricidad refleja el monto neto sin incluir erogación alguna por concepto de aprovechamientos, así como ninguna transferencia del Gobierno Federal para el otorgamiento de subsidios;

III. Dentro de los primeros dos meses del año, la entidad a que se refieren las fracciones anteriores, deberá informar a la Cámara de Diputados sobre los subsidios otorgados en el año 2009 a los consumidores, diferenciando cada una de las tarifas eléctricas;

IV. Los movimientos de servicios personales que realicen Petróleos Mexicanos y sus organismos subsidiarios y la Comisión Federal de Electricidad, estarán sujetos a que no se rebase el costo ni el número de plazas registradas ante la Secretaría de Hacienda y Crédito Público en el año 2009;

V. Petróleos Mexicanos y la Comisión Federal de Electricidad deberán realizar, de conformidad con las medidas de austeridad para el presente ejercicio fiscal, las acciones necesarias para reducir el pago de horas de trabajo extraordinarias y el pago de contrataciones eventuales o por conceptos similares, en un 30 por ciento respecto al gasto ejercido por dichos conceptos en 2009;

VI. Los titulares y los servidores públicos competentes realizarán las acciones que les correspondan para cumplir, con las metas de balance de operación, primario y financiero, así como con los presupuestos autorizados y las metas físicas e indicadores aprobados a dichas entidades e incluirán sus avances en los Informes Trimestrales, y

VII. Las entidades informarán a las secretarías de Hacienda y Crédito Público y de la Función Pública sobre el cumplimiento de los compromisos acordados en los convenios de desempeño vigentes. Asimismo, dicho informe se enviará a la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, para efecto de su seguimiento periódico, la cual, en su caso, emitirá las recomendaciones conducentes para el mejor cumplimiento de los mismos.

Cuando a juicio de la dependencia coordinadora de sector, las entidades de control directo hayan incumplido alguno de los compromisos sustantivos asumidos en los convenios de desempeño respectivos, la Secretaría de Hacienda y Crédito Público, previa recomendación de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, podrá realizar adecuaciones al presupuesto de la respectiva entidad hasta por el monto del incumplimiento, en los términos de las disposiciones aplicables. La Secretaría de Hacienda y Crédito Público estará obligada a remitirle la información correspondiente a la Cámara de Diputados.

Artículo 7. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $320,379,600,000.00. El Gobierno Federal aportará al Instituto la cantidad de $48,179,000,000.00, como aportaciones para los seguros; la cantidad de $105,361,600,000.00, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicado en el Diario Oficial de la Federación el 21 de diciembre de 1995, así como la cantidad de $1,608,000,000.00, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley.

Durante el ejercicio fiscal de 2010, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $5,243,000,000.00, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable y para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO
DEL FEDERALISMO
CAPÍTULO ÚNICO
De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal.

Artículo 8. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales del Distrito Federal, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Las ministraciones de recursos federales a que se refiere este artículo, se realizarán de conformidad con las disposiciones aplicables y los calendarios de gasto correspondientes.

Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal, cumplan con lo previsto en las disposiciones aplicables.

En el caso de los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, para ser ejercidos de manera concurrente con recursos federales, dichos órdenes de gobierno deberán realizar las aportaciones de recursos que le correspondan en las cuentas específicas correspondientes, en un plazo a más tardar de 35 días hábiles, contados a partir de la recepción de los recursos federales.

Cumplido el plazo a que se refiere el párrafo anterior sin que se haya realizado la aportación de recursos locales, las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito federal, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga hasta por el mismo plazo a que se refiere el párrafo anterior.

En caso de que las dependencias y entidades detecten que las entidades federativas, municipios o, en su caso, las demarcaciones territoriales del Distrito Federal no han cumplido las obligaciones que les corresponden después de otorgados los recursos a que se refiere esta fracción, o no han ejercido los recursos en los términos de las disposiciones aplicables o detecten que éstos han sido desviados para propósitos distintos a los autorizados, requerirán, a dichos órdenes de gobierno que informen los motivos de tales incumplimientos;

III. A más tardar el último día hábil de marzo, en los términos de las disposiciones aplicables, se revisarán y, en su caso, actualizarán los indicadores para resultados de los fondos de aportaciones federales y de los demás recursos federales a que se refiere este artículo, con base en los cuales se evaluarán los resultados que se obtengan con dichos recursos. Los indicadores actualizados deberán incluirse en los informes trimestrales en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

IV. En términos de los artículos 79, 85, 107 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y 48 y 49, fracción V, de la Ley de Coordinación Fiscal, las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, informarán trimestralmente sobre el ejercicio, destino y los resultados obtenidos respecto de los recursos federales a que se refiere este artículo.

Dichos órdenes de gobierno informarán de forma pormenorizada sobre el avance físico de las obras y acciones respectivas y, en su caso, la diferencia entre el monto de los recursos transferidos y aquéllos erogados, así como los resultados de las evaluaciones que se hayan realizado.

Las dependencias y entidades informarán a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública y a la Auditoría Superior de la Federación, cuando las entidades federativas, así como los municipios y demarcaciones territoriales del Distrito Federal, no envíen dicha información en los plazos establecidos en las disposiciones aplicables.

La Secretaría de Hacienda y Crédito Público dará acceso al sistema de información a que se refiere el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria a la Auditoría Superior de la Federación y a las instancias de fiscalización, de control y de evaluación de las entidades federativas que lo soliciten, con el propósito de que puedan verificar, dentro del marco de sus respectivas atribuciones y conforme a los procedimientos establecidos en las disposiciones legales, el cumplimiento en la entrega de la información, su calidad y congruencia con la aplicación y los resultados obtenidos con los recursos federales.

Los recursos que la Federación haya transferido a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal, deberán fiscalizarse por la Auditoría Superior de la Federación con el objeto de verificar que se hayan aplicado a los destinos para los cuales fueron otorgados. Asimismo, se deberá verificar que se hayan cumplido con los plazos y condiciones establecidos para la aplicación de los referidos recursos;

V. Los recursos públicos federales a que se refiere este artículo se sujetarán a evaluaciones del desempeño que establezcan las instancias técnicas de evaluación federales y locales a que se refiere el artículo 134 de la Constitución Política de los Estados Unidos Mexicanos. Dichas evaluaciones se realizarán con base en indicadores, a efecto de que se verifique el grado de cumplimiento de sus objetivos y metas, así como los resultados de la aplicación de los mismos. Asimismo, las evaluaciones a que se refiere este párrafo se sujetarán a los criterios establecidos en el artículo 110, fracciones I a VI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los resultados de las evaluaciones a que se refiere el párrafo anterior serán publicados en las respectivas páginas de Internet de las instancias de evaluación de las entidades federativas. Asimismo, se publicarán en las páginas de Internet de los gobiernos de las entidades federativas y, cuando cuenten con ellas, de los municipios o demarcaciones territoriales del Distrito Federal.

La Secretaría de Hacienda y Crédito Público integrará los resultados de las evaluaciones a que se refiere el párrafo anterior, los publicará en su página de Internet y los integrará al Informe Trimestral, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Con base en el seguimiento de las metas de los indicadores y en los resultados de las evaluaciones realizadas, la Secretaría de Hacienda y Crédito Público y las dependencias coordinadoras de dichos fondos y de los recursos federales transferidos, acordarán con las entidades federativas y, por conducto de éstas, con los municipios y las demarcaciones territoriales del Distrito Federal, en su caso, medidas de mejora continua para el cumplimiento de los objetivos para los que se destinan los recursos. Dichas medidas serán reportadas en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

VI. Las dependencias y entidades sólo podrán transferir recursos federales a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal, a través de las tesorerías de las entidades federativas, salvo en el caso de ministraciones relacionadas con obligaciones de las entidades federativas o municipios que estén garantizadas con la afectación de sus participaciones o aportaciones federales, en términos de lo dispuesto en los artículos 9, 50 y 51 de la Ley de Coordinación Fiscal y los casos previstos en las disposiciones legales aplicables;

VII. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha Ley, los ajustes que fueran necesarios realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VIII. Los recursos federales vinculados con ingresos excedentes que, en los términos de las disposiciones aplicables, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados, FIES. En el caso de los subsidios que tengan el mismo destino, la Secretaría de Hacienda y Crédito Público podrá emitir las disposiciones correspondientes en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y

IX. La Auditoría Superior de la Federación, dentro del Programa para la Fiscalización del Gasto Federalizado a que se refiere el artículo 38 de la Ley de Fiscalización y Rendición de Cuentas de la Federación, verificará el cumplimiento de lo dispuesto en el artículo 9 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2009 y que la información reportada corresponda con el ejercicio de los recursos entregados y con lo presentado en la Cuenta Pública. Asimismo, procederá en los términos de las disposiciones aplicables para imponer o promover las sanciones que correspondan cuando las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, en su caso, no hayan entregado la información en los términos de la referida disposición.

Artículo 9. Las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, en el ejercicio de los recursos que les sean transferidos a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se sujetarán a las disposiciones en materia de información, rendición de cuentas, transparencia y evaluación establecidas en los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 48 y 49, fracción V, de la Ley de Coordinación Fiscal, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y deberán:

I. Publicar en el medio oficial de difusión de la entidad federativa correspondiente y en medios asequibles a la población, a más tardar el 31 de enero, la distribución por municipio o, en su caso, por demarcación territorial del Distrito Federal, de las aportaciones federales que en términos de la Ley de Coordinación Fiscal les correspondan, así como el calendario para la ministración mensual de dichos recursos federales por municipio o demarcación.

Las entidades federativas y, en su caso, los municipios o demarcaciones del Distrito Federal, instrumentarán las medidas necesarias para agilizar la entrega de los recursos a las instancias ejecutoras en sus respectivas administraciones públicas, conforme a su propia legislación y las disposiciones aplicables;

II. Informar sobre el ejercicio, destino y resultados obtenidos con las aportaciones federales, conforme a lo señalado en el artículo 8, fracciones IV y V, de este Decreto;

III. Informar, conforme a las disposiciones aplicables, a los órganos de control y fiscalización locales y federales, sobre la cuenta bancaria específica en la que recibirán y administrarán los recursos del respectivo fondo de aportaciones federales; en todo caso, contarán únicamente con una cuenta por cada fondo.

Será en una cuenta específica en la que se manejen exclusivamente los recursos del fondo correspondiente y sus rendimientos financieros;

IV. Transparentar los pagos que se realicen en materia de servicios personales en aquellos fondos que tienen ese destino, conforme a la Ley de Coordinación Fiscal.

El Fondo de Aportaciones para la Educación Básica y Normal, se sujetará a lo siguiente:

a) La Secretaría de Educación Pública deberá:

i. Conciliar las cifras de matrícula escolar con las entidades federativas y enviar un reporte definitivo a la Comisión de Educación Pública y Servicios Educativos de la Cámara de Diputados durante el primer semestre del año;

ii. Conciliar el número, tipo de plazas docentes, administrativas y directivas, y número de horas, de nivel básico y normal, por escuela, con las entidades federativas, determinando aquéllas que cuentan con registro en dicha Secretaría y las que sólo lo tienen en las entidades federativas;

iii. Incluir en su página de Internet la información que sea remitida en términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, particularmente respecto a:

1. Número y tipo de las plazas docentes, administrativas y directivas existentes, el nombre y la Clave Única de Registro de Población de quienes las ocupan, así como número de horas de nivel básico y normal, por centros de trabajo;

2. Movimientos que se realicen a dichas plazas, tales como altas, bajas y cambios en su situación;

3. Erogaciones realizadas por concepto de servicios personales vinculados a las plazas por centro de trabajo;

4. Relación de trabajadores comisionados por centro de trabajo, identificando el objeto y duración de la comisión;

5. El número y tipo de plaza que ocupan, así como el pago que reciben por concepto de servicios personales, en su caso, y analítico de plazas, tabuladores y catálogos de conceptos de percepciones y deducciones por cada entidad federativa;

iv. Coordinarse con las entidades federativas para que los pagos de nómina se realicen solamente a personal que cuente con Registro Federal de Contribuyentes completo, de acuerdo a las disposiciones aplicables.

A solicitud del interesado, siempre que entregue copia del alta en el Registro Federal de Contribuyentes, los pagos no realizados por causa no imputable al personal, deberán serle reintegrados en un plazo no mayor a treinta días;

v. Enviar a la Cámara de Diputados durante el primer semestre del año el listado de nombres, plazas y de entidades federativas en las que identifique doble asignación salarial que no sea compatible geográficamente y reportar sobre la corrección de las irregularidades detectadas durante el tercer trimestre del año, y

vi. Vigilar el monto de las remuneraciones con cargo al fondo, informando a la Cámara de Diputados los casos en que superen los ingresos promedio de un docente en la categoría más alta del tabulador salarial correspondiente a cada entidad;

b) Las entidades federativas deberán:

i. Entregar a la Secretaría de Educación Pública toda la información prevista en el inciso a) de la presente fracción;

ii. Informar trimestralmente a la Secretaría de Educación Pública sobre el número total, nombres y funciones específicas del personal comisionado, así como el periodo de duración de la comisión, y publicar las listas correspondientes en su página de Internet;

iii. Informar trimestralmente a la Secretaría de Educación Pública los pagos realizados durante el periodo correspondiente por concepto de pagos retroactivos;

c) La Auditoría Superior de la Federación, dentro del marco de sus atribuciones, realizará una auditoría sobre el cumplimiento de las obligaciones del año 2009, establecidas en el artículo 9, fracción IV, incisos a), b) y d), del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio fiscal 2009, así como al Fondo de Aportaciones Múltiples, FAM, durante el mismo ejercicio;

La Auditoría Superior de la Federación tomará en consideración los resultados de las auditorías realizadas en los años 2007 a 2009.

La Secretaría de la Función Pública brindará el apoyo que requiera la Auditoría Superior de la Federación. Asimismo, la Secretaría de Educación Pública y las entidades federativas proporcionarán la información y documentación necesarias para la realización de la auditoría, de acuerdo con su ámbito de competencia.

Los resultados de la auditoría se enviarán a la Cámara de Diputados a más tardar en el mes de agosto, y

d) Para evitar el mal uso, el desvío o la incorrecta aplicación de los recursos del Fondo de Aportaciones para la Educación Básica y Normal, la Secretaría de Educación Pública y las entidades federativas se sujetarán al Acuerdo por el que se establecen las disposiciones de la materia, publicado el 26 de febrero de 2009, en el Diario Oficial de la Federación.

V. Informar a las instancias de evaluación y fiscalización de los ámbitos federal y local, en los términos de sus respectivas competencias, sobre la aplicación de los recursos del Fondo de Aportaciones para la Infraestructura Social Municipal, en las obras y acciones establecidas en la Ley de Coordinación Fiscal que beneficien directamente a la población en rezago social y pobreza extrema. Dichas instancias evaluarán el avance alcanzado en los aspectos en los que se destinen los recursos, en relación con los elementos o variables que se utilizan en la fórmula para la distribución de los recursos de este fondo en los términos de la Ley de Coordinación Fiscal.

La Secretaría de Desarrollo Social remitirá trimestralmente, a la Comisión de Desarrollo Social de la Cámara de Diputados, la información que reciba correspondiente al Fondo de Aportaciones para la Infraestructura Social Municipal, misma que estará disponible en su página de Internet, actualizándola con la misma periodicidad;

VI. Reportar en los Informes Trimestrales el destino de los recursos del Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, especificando cada una de las obligaciones financieras solventadas, los pagos de derechos y aprovechamientos por concepto de agua y de las acciones realizadas para atender las necesidades vinculadas con la seguridad pública de sus habitantes, y

VII. El Consejo Nacional de Seguridad Pública aprobará, durante el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que por lo menos el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

En términos de lo dispuesto por el tercer párrafo del artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública, los recursos federales que se otorguen a través de los fondos de ayuda federal para la seguridad pública, una vez ministrados por la Secretaría de Hacienda y Crédito Público, serán depositados en una cuenta bancaria específica para su aplicación de manera directa a su destino final, al igual que el resto de los fondos de aportaciones federales. Lo anterior, con el propósito de dotar de mayor eficiencia en el flujo y aplicación de los recursos y evitar el establecimiento de mecanismos que tengan por objeto impedir la concentración de los recursos transferidos en las respectivas tesorerías al final del presente ejercicio fiscal.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal para la seguridad pública, promoverá y vigilará que su erogación y aplicación se realice dentro del presente ejercicio fiscal y se alcancen los objetivos para los que están destinados. Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal.

Dicho Consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal se distribuya entre los municipios conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Las entidades federativas reportarán en los Informes Trimestrales, el ejercicio de los recursos de los fondos de ayuda federal para la seguridad pública, incluyendo lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos de los fondos;

b) Las disponibilidades financieras con que cuenten de los recursos de los fondos, correspondientes a otros ejercicios fiscales, y

c) El presupuesto comprometido, devengado y pagado correspondiente al presente ejercicio fiscal.

La información sobre el destino de los recursos deberá estar claramente asociada con los objetivos de las estrategias definidas previamente por el Consejo Nacional de Seguridad Pública.

La Auditoría Superior de la Federación, dentro del marco de sus atribuciones, fiscalizará las erogaciones de los fondos de ayuda federal realizadas durante el ejercicio fiscal 2009, para lo cual el Sistema Nacional de Seguridad Pública, a través de su Secretario Ejecutivo, coadyuvará con dicha Auditoría en cumplimiento a lo previsto en el artículo 18, fracción XIX, de la Ley General del Sistema Nacional de Seguridad Pública.

Lo anterior, sin perjuicio de que, en términos de las disposiciones del Título Décimo de la Ley General del Sistema Nacional de Seguridad Pública, deberán aplicarse los mecanismos de control, vigilancia, transparencia y supervisión del manejo de los recursos de los fondos citados en esta fracción.

Artículo 10. El presente Presupuesto incluye la cantidad de $4,137,900,000.00, para el otorgamiento de subsidios a los municipios y al Gobierno del Distrito Federal para la seguridad pública en sus demarcaciones territoriales, con objeto de fortalecer el desempeño de sus funciones en materia de seguridad pública, salvaguardar los derechos e integridad de sus habitantes y preservar las libertades, el orden y la paz públicos.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a las reglas que establezca el Ejecutivo Federal, con el propósito de profesionalizar y equipar a los cuerpos de seguridad pública en los municipios y demarcaciones territoriales del Distrito Federal, así como mejorar la infraestructura de las corporaciones, en el marco de las disposiciones legales aplicables.

El Ejecutivo Federal dará a conocer a más tardar el 15 de enero, a través del Diario Oficial de la Federación, la lista de los municipios y demarcaciones territoriales del Distrito Federal elegibles para el otorgamiento del subsidio a que se refiere este artículo, así como la fórmula utilizada para su selección, misma que deberá considerar, entre otros criterios, el número de habitantes y la incidencia delictiva; asimismo, se dará cobertura a municipios con destinos turísticos, zonas fronterizas, municipios conurbados, así como a grupos de municipios que por su proximidad geográfica se vean afectados por la alta incidencia delictiva. En dicha publicación se establecerá igualmente el porcentaje de participación que representarán las aportaciones de recursos que realicen al fondo los municipios y el Distrito Federal.

El Ejecutivo Federal, a más tardar el último día hábil de febrero, deberá suscribir convenios específicos con las respectivas entidades federativas y sus municipios así como con el Gobierno del Distrito Federal para sus demarcaciones territoriales elegibles, que deseen adherirse a este programa, con base en lo dispuesto en el último párrafo del artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública, en los cuales deberá preverse lo siguiente:

I. Las acciones programáticas a las que se destinará el subsidio en el marco de las políticas generales acordadas en el seno del Consejo Nacional de Seguridad Pública;

II. Los mecanismos a través de los cuales podrá realizarse la adquisición de equipamiento, así como las condiciones y procedimientos a los que deberá sujetarse la profesionalización;

III. El compromiso de las entidades federativas de hacer entrega a los municipios del monto total de los subsidios del programa, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que éstas reciban los recursos de la Federación;

IV. El establecimiento por parte de las entidades federativas y los municipios de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

V. La obligación de las entidades federativas y los municipios de registrar los recursos que por este programa reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local;

VI. La obligación de los municipios, a través del Estado respectivo, y del Gobierno del Distrito Federal de informar al Consejo Nacional de Seguridad Pública, a través del Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, y al Consejo Estatal, sobre las acciones realizadas con base en los convenios específicos a que se refiere este artículo, y

VII. La obligación de las entidades federativas y los municipios de reportar en los Informes Trimestrales, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, los municipios y el Gobierno del Distrito Federal deberán comprometerse, a través de los convenios suscritos con el Ejecutivo Federal, al cumplimiento de las políticas, lineamientos y acciones contenidos en los mismos.

El Ejecutivo Federal operará el sistema de información en el cual, con desglose mensual, se publicarán las fechas en que transfirió los recursos a que se refiere este artículo a las entidades federativas para su entrega a los municipios. Los municipios, a su vez, incorporarán al sistema la fecha en que recibieron los recursos, la fecha en la que éstos fueron finalmente ejercidos, así como los destinos y conceptos específicos en los cuales fueron aplicados los recursos.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 8 de este Decreto.

TÍTULO TERCERO

DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I

Disposiciones generales

Artículo 11. Las dependencias y entidades, conforme al sistema de compensación de créditos y adeudos a que se refiere el artículo 73 de la Ley del Servicio de Tesorería de la Federación y sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos no fiscales contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría de Hacienda y Crédito Público, analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010 y este Presupuesto de Egresos en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1o. de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010 o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

La Secretaría de Hacienda y Crédito Público podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas se realicen durante el presente ejercicio fiscal.

Los ingresos que se perciban por las operaciones a que se refiere este artículo no se considerarán para efectos del cálculo de los ingresos en los términos del artículo 13 de este Decreto.

Artículo 12. Los ingresos que resulten del Derecho para la Fiscalización Petrolera, a que se refiere el artículo 254 Ter de la Ley Federal de Derechos, se destinarán, sin requerir autorización de la Secretaría de Hacienda y Crédito Público, a la Auditoría Superior de la Federación, a través del ramo correspondiente, y se aplicarán para fiscalizar el ejercicio de los recursos a que se refiere el artículo 19, fracciones IV, inciso d) y V, inciso b), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el ejercicio de sus programas prioritarios. La Auditoría informará sobre el resultado de la fiscalización a las comisiones de Vigilancia de la Auditoría Superior de la Federación y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como difundirá la información correspondiente a través de su página de Internet para su conocimiento público.

La Secretaría de Hacienda y Crédito Público hará entrega de anticipos a cargo de este derecho, dentro de los diez días hábiles posteriores al entero que realice Petróleos Mexicanos y sus organismos subsidiarios, en los términos del artículo 254 Ter de la Ley Federal de Derechos. La Auditoría Superior de la Federación informará a la Secretaría de Hacienda y Crédito Público sobre su ejercicio.

Artículo 13. Los ingresos que, en su caso, se obtengan en exceso a los previstos para el presente ejercicio fiscal en la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010 y los excedentes de ingresos propios de las entidades, deberán destinarse conforme a lo establecido en el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010.

Los ingresos excedentes a que se refiere el artículo 19, fracción V, inciso a), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria deberán destinarse a los programas y proyectos registrados en la cartera de inversión a que se refiere el artículo 34, fracción III, de dicha Ley.

Las operaciones compensadas a que se refiere el artículo 11 de este Decreto no se sujetarán a lo previsto en el presente artículo.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, enviará a la Cámara de Diputados, durante los primeros diez días de cada mes, un informe pormenorizado de las ampliaciones presupuestarias líquidas con destino específico en el que se detalle el origen de los recursos que dieron lugar a la ampliación, así como el destino del gasto y los objetivos y metas que se plantean alcanzar.

Artículo 14. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Decreto. Al efecto, la Secretaría de Hacienda y Crédito Público informará trimestralmente a la Cámara de Diputados, a partir del 1o. de abril de 2010, sobre dichos subejercicios.

CAPÍTULO II

De las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública

Artículo 15. El Ejecutivo Federal reportará, en los Informes Trimestrales y en la página de Internet de la Secretaría de Hacienda y Crédito Público, los ahorros que se generen como resultado de la aplicación de las medidas de racionalización del gasto previstas en el Programa de Mediano Plazo, PMP, establecido conforme a lo dispuesto en los artículos 45 y 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y en el artículo Segundo del Decreto por el que se reforman, adicionan y derogan diversas disposiciones de las Leyes Federal de Presupuesto y Responsabilidad Hacendaria; Orgánica de la Administración Pública Federal; de Coordinación Fiscal; de Adquisiciones, Arrendamientos y Servicios del Sector Público, y de Obras Públicas y Servicios Relacionados con las Mismas, publicado en el Diario Oficial de la Federación el 1 de octubre de 2007.

En adición a lo previsto en el párrafo anterior, se deberá incluir, en los Informes Trimestrales que se presentarán en enero y abril, un reporte sobre las acciones realizadas como consecuencia de las medidas de ahorro, austeridad y eficiencia adoptadas en el ejercicio fiscal anterior por el Ejecutivo Federal, consistentes en:

I. La reestructura de diversas dependencias y entidades de la Administración Pública Federal para una operación más eficiente y para reorientar los ahorros a los programas prioritarios;

II. La reducción de estructuras de mandos superiores de las dependencias y entidades, de niveles de subsecretario a director general adjunto o plazas homólogas;

III. La reducción de estructuras de las áreas administrativas de cada sector, incluyendo oficialías mayores y unidades administrativas que realicen funciones equivalentes en órganos administrativos desconcentrados y entidades del mismo sector;

IV. La reducción de estructuras y gasto de administración de las delegaciones, oficinas y representaciones de las dependencias, órganos desconcentrados y entidades en los Estados, y

V. La reducción de estructuras y gastos de administración de las representaciones y oficinas del Gobierno Federal en el extranjero.

Artículo 16. Las dependencias y entidades adoptarán en el año 2010 las siguientes medidas de ahorro, austeridad y eficiencia:

I. Con el fin de incrementar la productividad de la Administración Pública Federal y en apego a las medidas de ahorro y austeridad, en las dependencias y entidades no se crearán plazas en nivel alguno;

II. No se autorizará incremento salarial para mandos medios y superiores ni para personal de enlace.

Los incrementos que, en su caso, se otorguen al personal operativo, de base y de confianza, y categorías se sujetarán a los recursos aprobados específicamente para tales efectos en los Anexos 6 y 15 de este Decreto y tendrán exclusivamente como objetivo mantener el poder adquisitivo de dichos trabajadores respecto del año 2009;

III. Las plazas que se liberen derivado de la reestructura en la Administración Pública Federal a que se refiere el artículo anterior y de las medidas a que se refiere el artículo 4, fracción II, de este Decreto, se cancelarán.

Exclusivamente tratándose de funciones sustantivas que requieran llevarse a cabo en los ramos de educación, por lo que se refiere a personal docente correspondiente a educación especial, preescolar, secundaria, media superior y superior; de energía, para instrumentar la reforma en materia energética publicada en el Diario Oficial de la Federación el 28 de noviembre de 2008; de salud, defensa nacional, marina y seguridad pública; así como en las dependencias y entidades que asuman las funciones de aquéllas que se compacten o eliminen en virtud de la reestructura a que se refiere el párrafo anterior, podrán traspasarse las plazas que sean estrictamente indispensables para tales efectos, con la autorización presupuestaria de la Secretaría de Hacienda y Crédito Público, conforme al mecanismo presupuestario que establezca para dichos fines.

En el caso de emergencias epidemiológicas, las secretarías de Hacienda y Crédito Público y de la Función Pública autorizarán la contratación del personal que sea necesario para la atención a la población durante el periodo de la emergencia;

IV. No procederá la adquisición de inmuebles ni nuevos arrendamientos para oficinas públicas;

V. No procederá la adquisición de mobiliario para oficinas;

VI. No procederán erogaciones para remodelación de oficinas públicas, salvo aquéllas que sean estructurales y no puedan postergarse o las que impliquen una ocupación más eficiente de los espacios en los inmuebles y generen ahorros en el mediano plazo;

VII. No procederá la adquisición de vehículos, salvo aquéllos que resulten indispensables para prestar directamente servicios públicos a la población, así como tratándose de los ramos de defensa nacional, marina y seguridad pública;

VIII. Se realizará la contratación consolidada de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado y vigilancia, entre otros, en los casos en que ello represente ahorros y mejores condiciones, siempre y cuando los bienes y servicios se presten de manera oportuna;

IX. La reducción en el gasto administrativo y de operación, a través de la disminución de los siguientes conceptos, entre otros:

a) Contrataciones por honorarios y eventuales;

b) Viáticos, pasajes y gastos de representación;

c) Asesorías, consultorías y capacitación;

d) Erogaciones relacionadas al pago de horas extras, y

e) Costos de operación incluyendo servicios, materiales y suministros.

Las dependencias y entidades deberán reportar los ahorros obtenidos por estos conceptos en los Informes Trimestrales;

X. Las dependencias y entidades deberán coordinarse con la Secretaría de Hacienda y Crédito Público para establecer programas de trabajo en los que se definan estrategias y metas concretas para que, a partir de 2010, se avance en la medida que sea posible, el pago de forma electrónica, mediante abono que realice la Tesorería de la Federación, a las cuentas bancarias de:

a) Los beneficiarios de los programas de subsidios;

b) Los servidores públicos, por concepto de pago de nómina;

c) Los proveedores de bienes y servicios, y

d) Las personas contratadas por honorarios.

Lo anterior, salvo aquellos casos en que la Secretaría de Hacienda y Crédito Público determine la imposibilidad física, geográfica u operativa para tal efecto, o bien que este medio de pago no sea eficiente por su costo.

Los programas de trabajo deberán establecer, como fecha límite para implementar los pagos de forma electrónica, el mes de diciembre de 2012;

XI. En materia de seguros sobre bienes, las dependencias y entidades que tengan contratadas pólizas de seguros deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría de Hacienda y Crédito Público, siempre y cuando dicha incorporación represente una reducción en el gasto que tenga que realizar por concepto de pago de primas, y

XII. Las dependencias y entidades deberán remitir a la Secretaría de Hacienda y Crédito Público la información relativa a los sistemas de pensiones y servicios de salud que tengan a su cargo o administración o, en su caso, comunicar que no se encuentran en ese supuesto. La Secretaría señalada dará a conocer a las dependencias y entidades los formatos y medios a través de los cuales deberán entregar la información, así como las fechas en que tendrán que cumplir con esa obligación.

Las entidades de control directo, deberán remitir a la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, por conducto de la Secretaría de Hacienda y Crédito Público, dentro de los 25 días naturales siguientes a la terminación de cada trimestre, un informe sobre las medidas de ahorro, austeridad y eficiencia en el ejercicio presupuestario, a efecto de que dicha Comisión emita las recomendaciones correspondientes.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas, en lo conducente, equivalentes a las aplicables en las dependencias y entidades, respecto a la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación, a más tardar el último día hábil de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

Artículo 17. Las dependencias y entidades, como resultado de la aplicación de las disposiciones aplicables en materia de austeridad y disciplina del gasto de la Administración Pública Federal, deberán destinar recursos de sus respectivos presupuestos para dar cumplimiento a las acciones previstas en los programas de eficiencia energética que permitan optimizar el uso de energía en sus inmuebles, flotas vehiculares e instalaciones.

Para tal efecto, la Comisión Nacional para el Uso Eficiente de la Energía publicará en el Diario Oficial de la Federación, a más tardar el 15 de enero, el protocolo de actividades que deberán observar las dependencias y entidades para la elaboración de sus programas de eficiencia energética.

Las dependencias y entidades deberán enviar a dicha Comisión, a más tardar el último día hábil de febrero, sus programas con la respectiva meta de ahorro para su revisión y, en su caso, aprobación, con el objeto de cumplir con la fracción II del artículo 7 de la Ley para el Aprovechamiento Sustentable de la Energía.

Las dependencias y entidades deberán reportar trimestralmente a las Secretarías de Hacienda y Crédito Público y de la Función Pública, así como a la Comisión Nacional para el Uso Eficiente de la Energía, los ahorros generados como resultado de la implementación de los programas a los que se refiere este artículo.

La Secretaría de Energía, por conducto de la Comisión Nacional para el Uso Eficiente de la Energía, informará a la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación sobre el cumplimiento de los programas de eficiencia energética de las dependencias y entidades y su impacto en sus respectivos presupuestos, dentro de los veinte días naturales siguientes a la terminación de cada trimestre, a efecto de que esta última Comisión emita, en su caso, las recomendaciones que estime pertinentes con relación a los ahorros generados y, en general, sobre la implementación de los programas a que se refiere este artículo, en materia de su competencia.

Artículo 18. El Ejecutivo Federal entregará el 15 de marzo de 2010 a la Cámara de Diputados, por conducto de la Comisión de Presupuesto y Cuenta Pública, un Programa Nacional de Reducción de Gasto Público, de alcance plurianual, que comprenderá la racionalización del gasto de operación y de compactación de las estructuras administrativas de las dependencias y entidades bajo su cargo, así como de las entidades sujetas a control presupuestario directo, cuidando que no se afecte la prestación de los servicios públicos ni la operación de los programas sustantivos.

Dicho programa considerará todos los lineamientos de austeridad y racionalidad contenidos en el presente Decreto como pauta permanente en la operación de las dependencias y entidades del Ejecutivo Federal, así como en las entidades bajo control presupuestario directo.

El programa comprenderá además, la reorganización del Poder Ejecutivo Federal, incluyendo cuando corresponda, la revisión de la duplicidad de funciones, la reducción de los niveles salariales equivalentes en subsecretarías, jefaturas de unidad y direcciones generales que no tengan dichos cargos; además, deberá considerar la reducción de direcciones generales adjuntas y dispondrá los mecanismos permanentes para evitar la creación de nuevas plazas en los niveles directivos de la administración pública federal, salvo en el caso de reformas legales que establezcan nuevas instituciones o atribuciones que deban cumplir las dependencias y entidades.

Artículo 19. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hayan solicitado en primera instancia los tiempos que por ley otorgan al Estado las empresas de comunicación que operan al amparo de concesiones federales para el uso, aprovechamiento o explotación de bienes del dominio directo de la Nación y dichos tiempos no estuvieran disponibles en los espacios específicos y en la vigencia solicitada.

En las entidades federativas en donde se lleven a cabo elecciones, no podrán realizarse erogaciones de comunicación social, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Se exceptúan de lo anterior las erogaciones en materia de servicios educativos y de salud, o las necesarias para la protección civil en caso de emergencia, las cuales se sujetarán a los mecanismos de supervisión de la Secretaría de Gobernación.

Asimismo, deberán observar lo dispuesto en los artículos 41, fracción III, Apartado C, segundo párrafo y 134, octavo párrafo, de la Constitución Política de los Estados Unidos Mexicanos y 2, numeral 2, del Código Federal de Instituciones y Procedimientos Electorales, en cuanto a la limitación para difundir en los medios de comunicación social toda propaganda gubernamental durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la respectiva jornada comicial.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, observando lo dispuesto en el párrafo segundo de este artículo, supervisará la administración y distribución de los tiempos fiscales cubiertos por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos.

La Secretaría de Gobernación conforme a lo previsto en el párrafo segundo de este artículo dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

Con base en lo anterior, la Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

Los programas de comunicación social y las erogaciones que con base en estos programas realicen las dependencias y entidades deberán ser autorizados por la Secretaría de Gobernación en el ámbito de su competencia, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas de manera previa por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos o conceptos de gasto al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente, se requiera para promoción comercial de las entidades para que generen mayores ingresos y los que deriven de los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos se requerirá, de manera previa, que las modificaciones correspondientes sean autorizadas por la Secretaría de Gobernación para ser incluidas en los programas de comunicación social y la autorización presupuestaria de la Secretaría de Hacienda y Crédito Público. La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía de la Cámara de Diputados y a la Secretaría de la Función Pública, dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados un informe que contenga la relación de todos los programas y campañas de comunicación social, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas y acciones de las dependencias o entidades, así como a las actividades análogas que prevean las disposiciones aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social se acreditarán con órdenes de transmisión, en las que se especifique la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura y las pautas de difusión en medios electrónicos.

Para medios impresos se acreditará con órdenes de inserción, en las cuales se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, la cobertura y circulación certificada del medio en cuestión;

IV. Las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades, y

V. La publicidad que adquieran las dependencias y entidades para la difusión de los programas sujetos a reglas de operación deberá incluir, claramente visible y audible, la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En los casos de los programas de desarrollo social únicamente deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social. Para lo anterior, deberán considerarse las características de cada medio. En ningún caso los partidos políticos podrán emplear o referir estos programas en su propaganda.

La Secretaría de Gobernación informará bimestralmente a la Comisión de Radio, Televisión y Cinematografía de la Cámara de Diputados y a la Secretaría de la Función Pública sobre la ejecución de los programas y campañas de comunicación social, así como sobre el ejercicio de las erogaciones a las que se refiere el presente artículo. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad, empresas prestadoras de los servicios y tiempos contratados, fiscales y de Estado utilizados por cada dependencia y entidad.

El gasto en comunicación social aprobado en este presupuesto deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables.

En el Informe de Avance de Gestión Financiera a que se refiere la Ley de Fiscalización y Rendición de Cuentas de la Federación se deberá dar cuenta del ejercicio de estos recursos.

Artículo 20. Las dependencias y entidades deberán sujetarse al Programa de Cadenas Productivas de Nacional Financiera, S.N.C., y dar de alta en el mismo la totalidad de las cuentas por pagar a sus proveedores o contratistas, apegándose a las disposiciones generales aplicables al Programa. El registro de las cuentas por pagar deberá realizarse de acuerdo con los plazos definidos en dichas disposiciones, con el propósito de dar mayor certidumbre, transparencia y eficiencia en los pagos.

Nacional Financiera, S.N.C., en coordinación con el Banco Nacional de Obras y Servicios Públicos, S.N.C., empleará los mecanismos para que los financiamientos que se concreten a través de este programa, vinculados con la realización de obras de infraestructura y servicios públicos relacionados, se efectúen con recursos de esta última institución.

Las dependencias y entidades requerirán a los proveedores y contratistas su afiliación al Programa de Cadenas Productivas y deberán tomar en cuenta mecanismos que promuevan la realización de los pagos correspondientes a través de dicho programa. De igual manera, las dependencias y entidades que celebren contratos a través del procedimiento de adjudicación directa podrán preferentemente emplear la Plataforma de Compras Electrónicas de Nacional Financiera, S.N.C.

Nacional Financiera, S.N.C., con el apoyo de las dependencias y entidades, promoverá la utilización del Programa de Cadenas Productivas y de su Plataforma de Compras Electrónicas con los proveedores y contratistas del sector público y reportará en los Informes Trimestrales los avances que se presenten.

CAPÍTULO III

De los servicios personales

Artículo 21. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:

a) La estructura ocupacional autorizada;

b) El Registro Común de Plantillas de Personal, en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud, y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 6 y 15 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno;

III. Las previsiones a que se refiere el Anexo 15 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, y

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable y, cuando se trate de las entidades, adicionalmente, el impacto en el déficit actuarial de pensiones.

Artículo 22. Las remuneraciones autorizadas a los servidores públicos de la Federación se detallan en el Anexo 16 de este Decreto y en el Tomo VIII de este Presupuesto, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual sólo podrá cubrirse conforme a los requisitos y con la periodicidad establecidos en las disposiciones aplicables.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en el párrafo anterior, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los tabuladores de remuneraciones para la Administración Pública Federal se presenta en el Anexo 16.1. de este Decreto, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 16.1.1. y comprenden los conceptos que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos presentados en dicho Anexo no consideran los incrementos salariales que, en su caso, se autoricen para el personal operativo, de base y confianza, y categorías, para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal;

b) Los montos máximos de percepciones extraordinarias que perciban los servidores públicos de la Administración Pública Federal que, conforme a las disposiciones aplicables, tengan derecho a percibirlas, se detallan en el Anexo 16.1.2. de este Decreto.

En aquellos puestos de personal civil y militar de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios. Lo anterior, conforme a los límites establecidos en el Anexo 16.1.2. de este Decreto y a las disposiciones que para tal efecto emita la Secretaría de la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría de Hacienda y Crédito Público en el ámbito presupuestario, y

c) La remuneración total anual autorizada al Presidente de la República para el ejercicio fiscal de 2010 se incluye en el Anexo 16.1.3. de este Decreto, en cumplimiento a lo dispuesto en la Base II del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los tabuladores correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I de este artículo, se presentan en los siguientes Anexos de este Decreto:

a) Anexo 16.2. Ramo 01: Cámara de Senadores;

b) Anexo 16.3. Ramo 01: Cámara de Diputados;

c) Anexo 16.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 16.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 16.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 16.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 16.8. Ramo 22: Instituto Federal Electoral;

h) Anexo 16.9. Ramo 35: Comisión Nacional de los Derechos Humanos, e

i) Anexo 16.10. Ramo 40: Instituto Nacional de Estadística y Geografía, y

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo VIII de este Presupuesto.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 16.1. del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría de Hacienda y Crédito Público en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Secretaría de la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B. de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial. Las remuneraciones del personal civil de apoyo deberán reportarse en los Informes Trimestrales y serán públicas en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Artículo 23. Los servidores públicos de mando y personal de enlace de las dependencias y entidades no podrán percibir prestaciones, de cualquier índole, distintas a las establecidas en el manual a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Los titulares de las entidades informarán a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como a las Secretarías de Hacienda y Crédito Público y de la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones y publicados en el reporte del Programa de Mediano Plazo, PMP, a que se refiere el artículo 15, párrafo primero, de este Decreto.

Las dependencias y entidades deberán incluir en los Informes Trimestrales el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente.

Artículo 24. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Realizarán las gestiones necesarias ante las Secretarías de Hacienda y Crédito Público y de la Función Pública para la aprobación, registro y, en su caso, adecuaciones que aseguren la transparencia de sus estructuras ocupacionales y orgánicas, en los términos del artículo 67 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. Solicitarán autorización presupuestaria de la Secretaría de Hacienda y Crédito Público, respecto a sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, y

III. Los pagos retroactivos por ocupación de plazas, únicamente procederán hasta por 45 días naturales anteriores a la fecha en que se cubra al servidor público correspondiente su primer pago por concepto de sueldos y salarios. Lo anterior, siempre y cuando se acredite fehacientemente la asistencia durante dicho periodo en la plaza respectiva.

Artículo 25. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV

De la perspectiva de género

Artículo 26. El Ejecutivo Federal impulsará la igualdad de oportunidades entre mujeres y hombres a través de la incorporación de la perspectiva de género en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar la perspectiva de género y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo y, de ser posible, también por grupo de edad, región del país, municipio o demarcación territorial, y entidad federativa, en la matriz de indicadores para resultados y en los padrones de beneficiarias y beneficiarios que corresponda;

III. Fomentar la perspectiva de género en el diseño y la ejecución de programas en los que, aún cuando no estén dirigidos a mitigar o solventar desigualdades de género, se pueda identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

IV. En los programas bajo su responsabilidad, establecer o consolidar las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con perspectiva de género;

V. Aplicar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría de Hacienda y Crédito Público y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y

VI. Incluir en sus programas y campañas de comunicación social contenidos que promuevan la igualdad entre mujeres y hombres, la erradicación de la violencia de género y de roles y estereotipos que fomenten cualquier forma de discriminación, en términos del artículo 19 de este Decreto. El Instituto Nacional de las Mujeres coadyuvará con las dependencias y entidades en el contenido de estos programas y campañas.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas de desarrollo social y para los demás programas federales que correspondan.

Las dependencias y entidades ejecutoras del gasto federal que manejen programas para mujeres y la igualdad de género, los publicarán y difundirán con el objetivo de darlos a conocer a la población e informar sobre los beneficios de los mismos, así como sus objetivos y requisitos para acceder a ellos, de ser el caso, en los términos de la legislación aplicable.

Para el seguimiento de los recursos destinados a las mujeres y a la igualdad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 10 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría de Hacienda y Crédito Público para tales efectos, en los términos y plazos que fije, sobre las acciones realizadas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva. Asimismo, se detallarán las acciones estratégicas por cada programa presupuestario contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

El Instituto Nacional de las Mujeres, en coordinación con la Secretaría de Hacienda y Crédito Público, presentará en los Informes Trimestrales los avances financieros y programáticos, con base en la información que proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Comisión de Equidad y Género de la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para ejecutar el Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

En los montos autorizados en los programas y actividades contenidas en el Anexo 10 y, en general, los que estén dirigidos a mujeres y la igualdad de género, las adecuaciones presupuestarias se realizarán de acuerdo a la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Con el fin de que los programas y actividades contenidos en el Anexo 10 sean ejercidos en tiempo y forma, la Secretaría de Hacienda y Crédito Público procurará la agilización de las gestiones que correspondan a las reglas de operación y a los recursos aprobados en este presupuesto.

Las menciones realizadas en el presente Decreto respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente.

CAPÍTULO V

De la inversión pública

Artículo 27. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 5.A. de este Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 5.B. de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo V de este Presupuesto de Egresos.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 5.C. de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 5.D. de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 5.E. de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 5.F. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo V de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo V de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

CAPÍTULO VI

De la evaluación del desempeño

Artículo 28. Las evaluaciones del desempeño a que se refieren los artículos 6, 78, 110 y 111 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 72 de la Ley General de Desarrollo Social, se llevarán a cabo en los términos del programa anual de evaluación y las disposiciones aplicables en la materia.

Las evaluaciones se apegarán a los principios de objetividad, independencia, imparcialidad y transparencia y serán coordinadas por las Secretarías de Hacienda y Crédito Público y de la Función Pública, así como por el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en el ámbito de sus respectivas competencias.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Mejorar de forma continua y mantener actualizadas las matrices de indicadores para resultados de los programas.

Cada programa tendrá una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos. Para la mejora continua y actualización de las matrices, se deberán considerar los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas, de las evaluaciones realizadas conforme al programa anual de evaluación, y de los criterios emitidos para tal efecto por la Secretaría de Hacienda y Crédito Público y el Consejo Nacional para la Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables. Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales de equidad de género, juventud, discapacidad, y etnicidad.

La mejora de las matrices de indicadores para resultados deberá considerar la alineación de sus objetivos con los objetivos estratégicos de las dependencias y entidades, los cuales a su vez, deberán estar alineados con los objetivos estratégicos del Plan Nacional de Desarrollo y los programas derivados de éste, de conformidad con las disposiciones aplicables en la materia.

Las dependencias y entidades, en los programas a su cargo, deberán adecuar las reglas o lineamientos de operación de los programas sujetos a ellas, a efecto de hacerlas consistentes con la información de las matrices de indicadores para resultados, derivada de su mejora y actualización;

II. El seguimiento a los avances en las metas de los indicadores se reportará en el sistema de evaluación del desempeño establecido por la Secretaría de Hacienda y Crédito Público, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el programa anual de evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, a la Auditoría Superior de la Federación, a la Secretaría de Hacienda y Crédito Público, a la Secretaría de la Función Pública y al Consejo Nacional para la Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en el programa de evaluación correspondiente a 2008 y 2009, así como ejecutar lo relacionado con las evaluaciones para 2010;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales resultados de las evaluaciones con que cuenten e integrar los aspectos que sean susceptibles de mejora en el diseño de las políticas públicas y de los programas correspondientes.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente a los ejercicios fiscales 2007 a 2010, se tomará en cuenta, como parte de un proceso gradual y progresivo, durante 2010 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, estudios y encuestas que contraten, así como las bases de datos de las encuestas que se contraten para el efecto, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas establecidas en las matrices de indicadores para resultados de cada programa, los resultados de las evaluaciones y el grado de cumplimiento de los compromisos de mejora derivados de las mismas, en los informes trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría de Hacienda y Crédito Público y el Consejo Nacional para la Evaluación de la Política de Desarrollo Social. Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría de Hacienda y Crédito Público integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los compromisos de mejora, a que se refiere el párrafo anterior. Asimismo, publicará dicha información en su página de Internet y los integrará al informe a que se refiere el artículo 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La Secretaría de Hacienda y Crédito Público y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los términos de referencia y demás elementos particulares que se requieran para las evaluaciones. Asimismo, coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría Superior de la Federación y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrá acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será publicada en términos de su normatividad interna.

La Secretaría de Hacienda y Crédito Público definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente la operación de las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

VIII. La Secretaría de Hacienda y Crédito Público podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y 49 de la Ley de Coordinación Fiscal;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría de Hacienda y Crédito Público.

Asimismo, se establecerán incentivos adecuados para impulsar el logro de los objetivos estratégicos de los programas, de las políticas y de las instituciones responsables de llevarlos a cabo;

X. Implementar, en su respectivo ámbito de competencia, el Programa de Mediano Plazo, PMP, previsto en los artículos 45 y 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en los términos de las disposiciones aplicables, y

XI. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño.

TÍTULO CUARTO
DE LAS REGLAS DE OPERACIÓN PARA PROGRAMAS
CAPÍTULO I
Disposiciones generales

Artículo 29. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 18 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría de Hacienda y Crédito Público, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

a) Deberán ser simples y de fácil acceso para los beneficiarios;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos, y

g) Deberán incluir criterios que aseguren transparencia en la distribución, aplicación y comprobación de recursos;

II. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, podrá emitir opinión sobre las reglas de operación que el Ejecutivo Federal haya emitido conforme a lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de manera previa a su publicación en el Diario Oficial de la Federación y a más tardar el 1 de diciembre, con el objeto de que la aplicación de los recursos se realice con eficiencia, eficacia, economía, honradez y transparencia.

En el contexto de la revisión de la Planeación Nacional del Desarrollo en términos del artículo 34, fracción I, de la Ley de Planeación, los Comités de Planeación para el Desarrollo de los Estados podrán participar con las comisiones ordinarias de la Cámara de Diputados en la elaboración de las opiniones sobre las reglas de operación de los programas federales.

El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara de Diputados en un plazo que no excederá de 15 días naturales posteriores a la recepción de la opinión respectiva.

Las dependencias y entidades encargadas de estos programas deberán cuidar que en las reglas de operación de los mismos se prevea el enfoque para el logro de resultados. Para tal efecto, deberán adecuar las reglas de operación de los programas a su cargo a la matriz de indicadores para resultados incorporada en el Sistema de Evaluación del Desempeño, de conformidad con las disposiciones aplicables.

Durante el primer semestre del ejercicio fiscal 2010, la Auditoría Superior de la Federación en el marco de la revisión de la Cuenta Pública, revisará el cumplimiento de los programas y el impacto de las reglas de operación en el cumplimiento de los mismos;

III. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

a) La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En el caso del Programa de Desarrollo Humano Oportunidades únicamente se incluirá la leyenda que se señala en el artículo 32 de este Decreto.

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieren a las entidades federativas, municipios y las demarcaciones territoriales del Distrito Federal, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realizan con los recursos federales aprobados en este presupuesto e incluir la leyenda señalada en el artículo 19, fracción V, de este Decreto;

b) Los programas que contengan padrones de beneficiarios deberán publicar los mismos conforme a lo previsto en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. Los programas deberán identificar en sus padrones o listados de beneficiarios a las personas físicas, en lo posible, con la Clave Única de Registro de Población y, en el caso de personas morales, con la Clave de Registro Federal de Contribuyentes. La información que se genere será desagregada, en lo posible, por sexo, grupo de edad, región del país, entidad federativa, municipio o demarcación territorial del Distrito Federal. Las dependencias y entidades deberán enviar a la Cámara de Diputados, a más tardar el último día hábil de noviembre, la información, los criterios o las memorias de cálculo mediante los cuales se determinaron los beneficiarios;

c) Las dependencias y entidades que tengan a su cargo la ejecución de los programas del Consejo Nacional de Fomento Educativo, CONAFE; del Instituto Nacional para la Educación de los Adultos, INEA; de IMSS-Oportunidades; de Atención a Personas con Discapacidad, a cargo del DIF; de Atención a Familias y Población Vulnerable, a cargo del DIF; de Apoyo al Empleo, PAE; de Abasto Rural, a cargo de Diconsa, S.A. de C.V.; de Apoyo Alimentario y de Desarrollo Humano Oportunidades; deberán publicar en el Diario Oficial de la Federación durante el primer bimestre del ejercicio fiscal, el monto asignado y la distribución de la población objetivo de cada programa social por entidad federativa;

d) La Secretaría de Desarrollo Social en el caso del Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., actualizará permanentemente los padrones y publicará en el Diario Oficial de la Federación, durante el primer bimestre del ejercicio fiscal, el número de beneficiarios por entidad federativa y municipio. Asimismo, se harán del conocimiento público los nombres de los proveedores de leche de Liconsa, S.A. de C.V., en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental;

e) En el Programa Escuelas de Calidad, la Secretaría de Educación Pública dará prioridad a las localidades en donde opere actualmente el Programa de Desarrollo Humano Oportunidades;

f) En los programas de Caravanas de la Salud y Sistema Integral de Calidad en Salud, la Secretaría de Salud dará prioridad a las localidades en donde se contribuya en mayor medida a la consolidación del Sistema de Protección Social en Salud. Al efecto, la Secretaría de Salud deberá presentar a la Comisión de Salud de la Cámara de Diputados, a más tardar el 31 de marzo de 2010, un informe sobre el avance por entidad federativa del Proceso de Consolidación del Sistema de Protección Social en Salud;

g) En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y, en ningún caso, se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

h) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas;

i) Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las dependencias y entidades.

De igual manera, queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales, y

j) En los Programas Hábitat y Rescate de Espacios Urbanos, se preverán los mecanismos para la participación conjunta de la federación, estados y municipios, en la programación, planeación, ejecución y aplicación de recursos de estos programas, conforme a sus reglas de operación.

Artículo 30. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente, decida suscribir convenios de coordinación en términos de la Ley de Planeación con las entidades federativas, procurará que éstos se celebren a más tardar en el mes de febrero en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa, a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales previa opinión de los Comités de Planeación para el Desarrollo o su equivalente y dentro del marco del Convenio de Coordinación respectivo, decidirán a que orden de gobierno corresponde la ejecución de los programas de acuerdo a la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos, y

III. Brindar asesoría a los municipios para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación.

CAPÍTULO II

De los criterios generales para programas específicos sujetos a reglas de operación

Artículo 31. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, rezago y de marginación de acuerdo con los criterios oficiales dados a conocer por la Secretaría de Desarrollo Social, el Consejo Nacional de Población y a las evaluaciones de la CONEVAL, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; el desarrollo regional; la infraestructura social básica y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas. Los recursos de dichos programas se ejercerán conforme a las reglas de operación emitidas y las demás disposiciones aplicables.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera los programas para el Desarrollo de Zonas Prioritarias; Hábitat; de Empleo Temporal; de Atención a Jornaleros Agrícolas; de Estancias Infantiles para apoyar a Madres Trabajadoras; de Rescate de Espacios Públicos; 70 y más; 3x1 para Migrantes; de Opciones Productivas; de Apoyo a los Avecindados en Condiciones de Pobreza Patrimonial para Regularizar Asentamientos Humanos Irregulares; de Ahorro y Subsidio para la Vivienda, Tu Casa; Vivienda Rural; de Apoyo a las Instancias de Mujeres en las Entidades Federativas, para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres; de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V.; de Abasto Rural a cargo de Diconsa, S.A. de C.V.; de Apoyo Alimentario y de Desarrollo Humano Oportunidades; de Coinversión Social y, del Fondo Nacional para el Fomento de las Artesanías, FONART.

Los recursos considerados en el Programa Hábitat, destinados a la conservación de las ciudades mexicanas declaradas Patrimonio Mundial por la Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura, UNESCO, deberán aplicarse para cada una de dichas ciudades. Los recursos aportados por la Federación a este programa serán de hasta el 70 por ciento del monto de los proyectos, correspondiendo el 30 por ciento restante a la aportación de la entidad federativa, de los municipios y los sectores social y privado.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y Anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo, deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Con el propósito de fortalecer las estrategias para la atención a las Zonas de Atención Prioritaria, así como para el desarrollo integral de los municipios con los mayores rezagos en el país, Estrategia 100x100, las dependencias y entidades que participen en ellas identificarán las acciones que se desarrollen en este ámbito de acción e informarán a la Secretaría de Desarrollo Social, dentro de los 20 días naturales posteriores a cada trimestre, los avances físicos y presupuestarios en el ejercicio de dichas acciones, a nivel de localidad. En el caso de acciones desarrolladas en zonas rurales aisladas y de difícil acceso, dicha información podrá ser enviada en un plazo distinto al señalado anteriormente, previa opinión favorable de la Secretaría de Desarrollo Social.

Cuando las secretarías de Hacienda y Crédito Público, de la Función Pública o de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

Artículo 32. Las reglas de operación del Programa de Desarrollo Humano Oportunidades deberán considerar lo siguiente:

I. Los criterios para la inclusión de localidades en el medio rural y urbano. Las localidades seleccionadas deberán contar con acceso a servicios básicos de salud y educación que permitan operar en forma simultánea los tres componentes del programa. Las entidades federativas, en atención a los recursos de las mismas destinados a los componentes de salud y educación, podrán opinar, a través de los comités técnicos estatales, sobre dichos criterios, debiendo la Secretaría de Desarrollo Social, dar respuesta, en su caso, en un plazo no mayor de 30 días.

Para la sustitución de las bajas naturales del padrón, se atenderá prioritariamente al criterio señalado en el párrafo anterior.

A más tardar el 26 de febrero de 2010, la Secretaría de Desarrollo Social informará a la Cámara de Diputados, a través de la Comisión de Desarrollo Social, la cobertura de atención de familias beneficiarias.

La Coordinación Nacional del Programa entregará a la Comisión de Desarrollo Social de la Cámara de Diputados, el padrón de beneficiarios, el cual deberá permitir su identificación y para ello deberá contener, cuando menos, los nombres de quienes sean atendidos por el Programa, así como su localidad, municipio y entidad federativa de residencia, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y demás normatividad aplicable. Los integrantes de la Comisión de Desarrollo Social de la Cámara de Diputados serán responsables de su uso y deberán observar en lo conducente, en términos de Ley, la protección de los datos personales. La Coordinación Nacional del Programa deberá actualizarlo semestralmente;

II. La metodología de focalización para la identificación, inclusión y recertificación de las familias en el programa será única para todo el país, pudiendo diferenciar entre zonas rurales y urbanas. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

III. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación;

IV. Las condiciones y mecanismos para otorgar el incentivo para la conclusión de la educación media superior, denominado Jóvenes con Oportunidades;

V. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los complementos alimenticios; los criterios para certificar la asistencia a estos servicios de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad. Los apoyos del programa se entregarán a la madre de familia o, en caso de ausencia o incapacidad por enfermedad, a la persona miembro de la familia encargada de la preparación de los alimentos y el cuidado de los niños;

VI. Los criterios para certificar el cumplimiento de las obligaciones a cargo de los beneficiarios;

VII. La definición de responsabilidades de cada una de las dependencias involucradas en el programa para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud como en el de educación y la entrega de los apoyos a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y a planteles educativos, debidamente registrada, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de los respectivos apoyos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

VIII. Los criterios de recertificación para las familias y los criterios y mecanismos para la verificación permanente de las condiciones socioeconómicas de las familias beneficiarias, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

IX. Los criterios y mecanismos para la actualización permanente del padrón, así como los correspondientes a la seguridad en el manejo de información y de los listados de liquidación;

X. Los mecanismos de detección y resolución oportuna de problemas específicos que permitan fortalecer la operación del Programa en sus diversos componentes: entrega y distribución de complementos, certificación de corresponsabilidad del componente educativo, depuración del padrón, entre otros;

XI. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad;

XII. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicarlos, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XIII. En su caso, las propuestas que, durante el año inmediato anterior, hubiesen sido presentadas y aprobadas por el Comité Técnico de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades con relación a la complementariedad de acciones a favor de las familias beneficiarias, y

XIV. Se podrán otorgar apoyos a los adultos mayores que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición.

Será responsabilidad de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades coordinar la operación de éste apegándose estrictamente a las reglas de operación del mismo, dar seguimiento y evaluar su ejecución. Corresponderá a cada una de las dependencias y entidades que participan en su operación el estricto apego a las reglas de operación, el seguimiento de cada uno de los componentes bajo su responsabilidad, así como la debida y oportuna resolución de problemas específicos que pudieran afectar la operación del programa. Además, corresponde a la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades dar a conocer periódicamente a la población las variaciones en su padrón activo, así como los resultados de su evaluación, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Asimismo, deberá dar a conocer, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el programa y el número de familias beneficiarias en cada una de ellas por entidad federativa, municipio y localidad; el calendario de entrega de apoyos por entidad federativa, municipio y localidad, posterior a la entrega de los mismos, y el ajuste semestral que, de acuerdo a la disponibilidad presupuestaria se actualice, de los apoyos monetarios conforme el incremento observado en el semestre inmediato anterior en el subíndice de los precios de la canasta básica de consumo del Índice Nacional de Precios al Consumidor.

La Coordinación Nacional del Programa de Desarrollo Humano Oportunidades deberá incluir, tanto en el documento de identificación que presentan las beneficiarias para recibir los apoyos, como en las guías y materiales de difusión para las beneficiarias y las vocales de los comités de promoción comunitaria, la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social, y realizará acciones de orientación y difusión con los beneficiarios para garantizar la transparencia y evitar cualquier manipulación política del programa.

La Coordinación Nacional del Programa de Desarrollo Humano Oportunidades elaborará materiales de difusión para el personal operativo, con la siguiente leyenda: "El condicionamiento electoral o político de los programas sociales constituye un delito federal que se sanciona de acuerdo con las leyes correspondientes. Ningún servidor público puede utilizar su puesto o sus recursos para promover el voto a favor o en contra de algún partido o candidato. El Programa Oportunidades es de carácter público y su otorgamiento o continuidad no depende de partidos políticos o candidatos; los partidos políticos no podrán utilizar o referir este programa en su propaganda."

El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo señalado en el Anexo 19 de este Decreto. Los recursos del Programa de Desarrollo Humano Oportunidades no podrán ser traspasados a otros programas. Podrán realizarse traspasos no regularizables en las asignaciones del Programa entre las secretarías de Desarrollo Social, de Educación Pública y de Salud en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, pudiendo ser ajustada, sin rebasar el presupuesto regularizable del Programa, en función de los servicios efectivamente prestados y la calidad provista en los mismos y será entregado a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-Oportunidades y del IMSS-Régimen Ordinario u otros que puedan resultar necesarios para cumplir con los objetivos del programa.

El Comité Técnico de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades deberá reunirse al menos bimestralmente y será responsable de auxiliar al Coordinador Nacional y al Consejo de la Coordinación Nacional del Programa en las tareas que le sean encomendadas; aprobar el proyecto de reglas de operación del Programa, así como de las modificaciones que le presente el Coordinador Nacional; llevar el seguimiento del Programa conforme a los lineamientos que fije el Consejo; adoptar medidas que permitan una operación más eficiente y transparente; revisar el cumplimiento de las responsabilidades de cada una de las dependencias y entidades que participan en el Programa; así como facilitar la coordinación con las dependencias y entidades participantes, para la operación de los diversos componentes del Programa. Dicho Comité operará con base en el reglamento interno que al efecto emita el Consejo.

El Consejo Nacional de Evaluación de la Política de Desarrollo Social, normará la evaluación del Programa, de conformidad con lo establecido en la Ley General de Desarrollo Social.

En los términos de las reglas de operación del Programa de Desarrollo Humano Oportunidades, en cada entidad federativa se establecerá un comité técnico conformado por las dependencias federales y estatales involucradas en la planeación, programación y operación del Programa que promuevan una mejor ejecución del mismo, con estricto apego a dichas reglas de operación. En dicho comité, a decisión del Titular del Ejecutivo de la entidad federativa, participará, en adición a los representantes de las dependencias estatales responsables de salud y educación, un representante de la dependencia responsable de la política social del Estado.

Las autoridades municipales, a través de su Cabildo, podrán nombrar un enlace municipal con el Programa. Dicho enlace coadyuvará a la coordinación nacional en la identificación de las zonas en que se requiera ampliar la cobertura; podrá acompañar al personal de la coordinación nacional en el levantamiento de la información en campo para la selección de posibles beneficiarios, así como en la logística general del programa en el municipio. Todo ello, rigiéndose por los principios de la imparcialidad partidista, transparencia y honestidad; no podrán fungir como enlace municipal, directivos ni representantes de partidos políticos y organizaciones políticas o religiosas o que tengan parentesco consanguíneo o político, hasta el cuarto grado, con alguno de dichos directivos o representantes, ni podrán ser designados cuando hayan sido sentenciados por delitos electorales.

La Coordinación Nacional del Programa de Desarrollo Humano Oportunidades notificará por escrito a las instancias de control competentes, previa sanción del Comité Técnico de la Coordinación Nacional del Programa, sobre problemas operativos que hayan persistido por más de 3 meses y que repercutan seriamente en la consecución de los objetivos del Programa, para que se apliquen las medidas que correspondan. Asimismo, deberá publicar en su página de Internet semestralmente los indicadores operativos del Programa con precisión a nivel estatal. Será responsabilidad de cada una de las secretarías participantes, la revisión, atención y resolución oportuna de las problemáticas detectadas; adicionalmente, en junio, cada Secretaría deberá presentar en el Comité Técnico de la Coordinación Nacional un análisis de las problemáticas operativas observadas, de las causas que los originan y la atención y solución que hayan dado, así como un plan de mejora y corrección.

Artículo 33. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados exclusivamente por conducto de la banca de desarrollo, de Financiera Rural o de fideicomisos públicos de fomento del Gobierno Federal.

De los recursos aprobados en este presupuesto para el programa del Fondo de Apoyo para las Micro, Pequeñas y Medianas Empresas se destinarán al menos $2,050,000,000.00 a través del Fideicomiso México Emprende a Programas de garantía operados por la banca de desarrollo, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto, siempre que exista disponibilidad presupuestaria.

Adicionalmente, $1,200,000,000.00 de los recursos del programa del Fondo de Apoyo para las Micro, Pequeñas y Medianas Empresas, serán operados en coordinación con los Gobiernos de las Entidades Federativas. Dichos recursos podrán emplearse en garantías de crédito siempre que se operen a través de las instituciones señaladas en el primer párrafo de este artículo.

Artículo 34. En el Anexo 8 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de las Instituciones Agropecuarias de la Banca de Desarrollo, conforme a lo siguiente:

I. Financiera Rural. Se asignan 1,028.5 millones de pesos para que continúen operando los siguientes programas: Integral de Formación, Capacitación y Consultoría para Productores e Intermediarios Financieros Rurales; de Garantías Líquidas; de Reducción de Costos de Acceso al Crédito; y, de Constitución y Operación de Unidades de Promoción de Crédito;

II. Fondo de Capitalización e Inversión del Sector Rural, FOCIR. Se asignan 180.0 millones de pesos para que continúen operando los programas: de Capital de Riesgo para Acopio, Comercialización y Transformación; y, de Servicios de Cobertura, y

III. Fideicomisos Instituidos en Relación con la Agricultura, FIRA. Se asignan 800.0 millones de pesos para el Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios, FEGA. El Sistema FIRA, a través de los fideicomisos que lo integran, continuará apoyando a los productores por conducto de sus Programas de Fomento Financiero y Tecnológico de los Sectores Agropecuario y Pesquero.

En el Anexo 8 de este Decreto, se asignan 809.6 millones de pesos para que Agroasemex, S.A., lleve a cabo el Programa de Subsidio a la Prima del Seguro Agropecuario por 709.6 millones de pesos; Programa de Apoyo a Fondos de Aseguramiento Agropecuario por 50.0 millones de pesos; y, Programa de Contingencias por 50.0 millones de pesos.

Artículo 35. A efecto de lograr una mayor transparencia y simplificación de los programas que operan Financiera Rural, los Fideicomisos Instituidos en Relación a la Agricultura, FIRA; el Fondo de Capitalización e Inversión del Sector Rural, FOCIR; y Agroasemex S.A.; las modificaciones que, en su caso, realicen a sus reglas de operación deberán incorporarse al documento que en conjunto emitieron dichas entidades, en el que se incluyan requerimientos generales y las particularidades de cada una de ellas, además deberán privilegiar a los productores de ingresos bajos y medios que realizan su actividad económica en zonas temporaleras.

En las reglas de operación de los fondos de garantías quedarán establecidos la temporalidad de las garantías, los mecanismos mediante los cuales los beneficiarios e intermediarios podrán utilizar dichos recursos, los mecanismos para la recuperación de aquellos montos destinados a cubrir algún adeudo, así como la permanencia en el patrimonio de dichos fondos de los recursos no utilizados y los recuperados en los fondos de garantías para operaciones futuras.

Artículo 36. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, de acuerdo con lo que establece la Ley de Desarrollo Rural Sustentable, y a fin de elevar el nivel de desarrollo humano y patrimonial de la sociedad rural, orientará sus acciones y dará continuidad a los apoyos gubernamentales para lograr una oferta de alimentos de calidad, sanos y accesibles; que los productores tengan mayor presencia en los mercados; revertir el deterioro de los ecosistemas y, en general, el desarrollo armónico del medio rural, conforme a lo siguiente:

En el ejercicio 2010 se continuará el proceso de simplificación de los convenios y anexos técnicos para que la ejecución de los programas sea oportuna, sencilla, vinculada a los ciclos agrícolas y accesible para los productores rurales.

Los programas y sus componentes a través de los cuales haya concurrencia de recursos con las entidades federativas y aquellos que se ejecutan a nivel nacional, deberán alinear sus acciones para obtener los mayores beneficios.

I. Continuar otorgando apoyos en el medio rural a través de los programas siguientes:

a) Adquisición de Activos Productivos;

b) PROCAMPO Para Vivir Mejor;

c) Inducción y Desarrollo del Financiamiento al Medio Rural;

d) Uso Sustentable de Recursos Naturales para la Producción Primaria;

e) Atención a Problemas Estructurales;

f) Soporte;

g) Atención a Contingencias Climatológicas, y

h) Fortalecimiento a la Organización Rural.

ESTRATEGIAS ESPECIALES

1) Competitividad de Ramas Productivas Básicas. Por su importancia nacional a la economía, generación de empleos, ingresos, alimentación y cultura, la Ley de Desarrollo Rural Sustentable, ubica a once productos como básicos y estratégicos: maíz, frijol, trigo, sorgo, arroz, caña de azúcar, café huevo, leche, carne de bovino, porcino, aves y pescado, a los cuales se les brindarán apoyos integrales de los diferentes programas con concurrencia de recursos con las entidades federativas y de ejecución nacional, en la búsqueda de incrementar la producción y competitividad de estos cultivos y fortalecer el mercado interno.

2) Desarrollo Agroindustrial e infraestructura de acopio. Se operarán a través del Fideicomiso de Riesgo Compartido (FIRCO) y el Proyecto de Apoyo al Valor Agregado de Agronegocios (PROVAR) y el Proyecto estratégico para el Fortalecimiento de Infraestructura para la Movilización y Acopio de Granos y Oleaginosas (FIMAGO). Se impulsará la creación de redes de almacenaje, apoyando proyectos que permitan a los productores conservar granos y oleaginosas, para tener mejores condiciones de comercialización. Se promoverá la ejecución de proyectos de infraestructura y equipamiento que generen valor agregado a los productos del sector primario, así como maquinaria moderna, transformación, postcosecha, industrialización para productos agrícolas, pecuarios y pesqueros. Con el apoyo a la inversión de los productores de este sector económico y la creación de alianzas con otros eslabones de cada cadena productiva.

3) Se destinarán $1,730,000,000.00 para dar continuidad al Programa Especial de Seguridad Alimentaria (PESA). Se continuará apoyando a los productores que se encuentran en zonas de alta y muy alta marginación, a través de los componentes para el Programa de Seguridad Alimentaria (PESA) debido a que es un instrumento eficaz en el combate a la pobreza al incrementar las capacidades productivas y económicas de los beneficiarios.

Los recursos deberán ser destinados a familias de menores ingresos y se aplicarán en localidades de alta y muy alta marginación, de acuerdo a criterios que aseguren una distribución equilibrada y atendiendo la metodología de la Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO).

Los recursos serán depositados en los Fideicomisos de Fomento Agropecuario del Estado (FOFAE) sin la necesidad de aportación estatal en contrapartida; para ello, deberán celebrarse convenios específicos, acordados entre la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y los Gobiernos de las Entidades Federativas conforme a los convenios de coordinación. De igual forma, deberán comunicarse las localidades de alta y muy alta marginación a los Consejos Municipales de Desarrollo Rural, con el fin de garantizar la transparencia en la implementación del Programa en todas las regiones de los Estados involucrados.

Los recursos se distribuirán de la siguiente manera: $630,000,000.00 para el Estado de Guerrero; $375,000,000.00 para cada uno de los Estados de Oaxaca y Chiapas; $160,000,000.00 para el Estado de Puebla; $75,000,000.00 para cada uno de los Estados de Hidalgo y México; $25,000,000.00 para el Estado de Veracruz; $15,000,000.00 para el Estado de Michoacán.

4) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación en el marco de la Comisión Intersecretarial para el Desarrollo Rural Sustentable CIDRS, y a través del Servicio de Información Agropecuario y Pesquera (SIAP) coordinará el inventario de la capacidad instalada para el almacenaje rural y una estrategia que promueva la inversión en almacenamiento rural, privilegiando aquella requerida en localidades PESA.

5) Ganadería por Contrato. Se establece este componente para fortalecer la producción de leche, bovinos, carne y porcinos, dentro del programa de atención a problemas estructurales, como apoyo al desarrollo del mercado ganadero. Atenderá de manera preferente con recursos de coberturas y con apoyos directos específicos, los esquemas de vinculación del eslabón primario de la cadena de producción, con los procesos de agregación de valor, particularmente para leches, becerros, cabritos, corderos, apicultura y porcinos, mediante asociaciones formales con el eslabón subsecuente de transformación. Se incluirá el esquema de vinculación criador-engordador, para rumiantes en general, a los lecheros y empresas procesadoras que tengan contratos vinculantes de compra, a los porcicultores vinculados con programas de aparcería para la finalización y quienes tengan contratos de porcicultura con obradores y con procesadores de carne y a los apicultores asociados con empresas procesadoras y comercializadoras de miel y productos y servicios avícolas.

6) Con el componente de Soporte se destinarán recursos para atender aquellos productos que no se encuentren considerados dentro del artículo 179 de la Ley de Desarrollo Rural Sustentable. Estos productos incluyen oleaginosas como nuez, cártamo, palma de aceite y soya, entre otros; cultivos y plantaciones industriales como cebada, vainilla, hule, tabaco, henequén, entre otros; frutales tropicales como mango, coco, cítricos, limón persa, plátano, papaya, melón, piña y guayaba, entre otros; frutales templados como durazno, manzana, aguacate, fresa y otros; productos del semidesierto como nopal, maguey y agaves, así como ornamentales. Cabe señalar que las asignaciones definidas para estos productos en el Anexo al presente Decreto, podrán modificarse en caso de no existir demanda suficiente de proyectos productivos para cada uno de estos productos, lo que brindaría la posibilidad de cubrir la demanda en otras ramas productivas mencionadas en este mismo inciso.

Las estrategias antes mencionadas se sumarán a la perspectiva transversal del Programa Especial Concurrente para el Desarrollo Rural Sustentable, PEC, con el fin de incrementar la producción de alimentos de calidad en beneficio de las familias mexicanas;

II. Ejercer los recursos a través de sus ocho programas, observando las prioridades establecidas en el Plan Nacional de Desarrollo 2007-2012, en su programa sectorial y los acuerdos de la Comisión Intersecretarial para el Desarrollo Rural Sustentable;

III. Las entidades federativas proporcionarán a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, su estratificación de "Tipo de Productor", distinguiendo a los productores de menores ingresos respecto de aquéllos de medianos y altos ingresos, a efecto de que ambos participen de manera activa en la producción de alimentos, para lograr una política agroalimentaria real, evitando confusiones con las políticas de desarrollo rural;

IV. Considerar que los subsidios federales del Programa para la Adquisición de Activos Productivos, no sean mayores a un 50 por ciento del costo total que se determine para cada proyecto o hasta 750 mil pesos por beneficiario, con excepción de los apoyos dirigidos a productores de menores ingresos, o los porcentajes y cantidad máxima que se determine en las reglas de operación del programa. Tendrán prioridad los proyectos presentados por grupos que formen organizaciones económicas;

V. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, destinará como recursos concurrentes con las entidades federativas un monto que ascenderá a 9,000 millones de pesos. Además establecerá la proporción de los recursos concurrentes de 75 por ciento correspondiente a la aportación federal y 25 por ciento a la aportación estatal. La suma de los recursos federales y estatales alcanza 12,000 millones de pesos.

Derivado de la planeación agropecuaria y la pesquera efectuada por la Secretaría de Agricultura Ganadería, Desarrollo Rural, Pesca y Alimentación y las entidades federativas, el monto de asignación federalizada se cubrirá tanto con los componentes de Adquisición de Activos Productivos como con los otros componentes de los programas de dicha Secretaría que formen parte de los anexos técnicos de los convenios de coordinación.

Los convenios de coordinación con las entidades federativas se celebrarán en el término establecido por la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en los mismos se establecerán los calendarios de ejecución correspondientes.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, junto con las Secretarías de Desarrollo Agropecuario o sus equivalentes en las entidades federativas, deberán actualizar y mejorar la matriz de indicadores para resultados para el gasto concurrente, con el fin de identificar los resultados obtenidos con el gasto ejercido de manera concurrente, a más tardar el día último del mes de junio. Dicha información será utilizada para evaluar los resultados del gasto correspondiente al ejercicio 2010, y será tomada en cuenta para las asignaciones del recurso concurrente en cada entidad federativa por parte de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en los ejercicios fiscales posteriores;

VI. Los programas deberán contar con el padrón de beneficiarios correspondiente, mismo que será la base para conformar el Padrón Único de Organizaciones y Sujetos Beneficiarios del Sector Rural y que deberá ser publicado en la página de Internet de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Este padrón o listado deberá incorporar, en forma gradual, a los beneficiarios de los programas que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable, PEC.

Los beneficiarios, montos y apoyos recibidos serán dados a conocer en los órganos locales oficiales de difusión en sus páginas electrónicas de Internet o en otros medios locales de difusión de las respectivas entidades federativas, así como en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental;

VII. A más tardar el último día hábil de enero, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación publicará en su página de Internet la lista de los programas que operarán, para dar plena certidumbre a los beneficiarios durante la vigencia de los mismos.

La Comisión Intersecretarial para el Desarrollo Rural Sustentable, deberá presentar a más tardar el 31 de enero a la Secretaría de Hacienda y Crédito Público y a la Comisión de Agricultura y Ganadería de la Cámara de Diputados, una matriz de atención que cruce los programas y componentes que ejecutan los miembros de la Comisión Intersecretarial para el Desarrollo Rural Sustentable, con los subsectores (cadenas productivas) y temas estratégicos (Anexo 8), identificando los recursos de ejecución directa que cada uno de sus integrantes aporta para la atención de las Ramas Productivas y Temas Estratégicos que integran el Anexo 8 del presente Decreto.

Con la finalidad de privilegiar el gasto y dar certidumbre a los beneficiarios, los ejecutores del gasto deberán informar, de acuerdo a la estructura del Anexo 8, de manera trimestral a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación los montos ejercidos para la atención de la Competitividad de las Ramas Productivas y de los Temas Estratégicos;

VIII. Los apoyos de los programas de PROCAMPO Para Vivir Mejor y de Atención a Problemas Estructurales, en su componente de Apoyo al Ingreso Objetivo y a la Comercialización, se ejercerán conforme al calendario autorizado que se dará a conocer a las entidades federativas a través de su página de Internet, en el que se considerará el inicio generalizado del periodo de siembra de cada ciclo agrícola.

El apoyo por hectárea se ajustará de conformidad con lo establecido en las reglas de operación de PROCAMPO Para Vivir Mejor;

IX. La entrega de los apoyos de los programas de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación podrán ser canalizados por las organizaciones de los productores, siempre y cuando así esté previsto en la reglas de operación de los mismos.

Los programas que contemplen el otorgamiento de apoyos a través de los compradores deberán prever en sus reglas de operación la entrega oportuna de los recursos, mecanismos de transparencia, ser de carácter general y dar prioridad a las organizaciones de productores y a la integración de cadenas productivas nacionales.

El límite de apoyos por productor será el equivalente a la producción resultante de 100 hectáreas de riego o su equivalente en temporal; 2,500 cabezas de ganado vacuno o 5,000 en porcino y 11,000 en ovinos y caprinos para el sacrificio en Rastros TIF; 50 unidades animal para la reposición de pie de cría; y, para el caso de campañas fitozoosanitarias y sanidad acuícola e inocuidad agroalimentaria, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación establecerá los límites;

X. En los apoyos que otorgue la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, se observará lo siguiente:

a) Promoverá la integración de cadenas productivas, eliminando a los intermediarios e incrementando la competitividad de las mismas;

b) Procurará por sí misma o como resultado de una política concurrente con otras dependencias y entidades del gobierno federal y, en su caso, estatales, en todo momento la asistencia técnica y capacitación a los beneficiarios del financiamiento;

c) Promoverá el acceso a los insumos, entre otros, semillas, fertilizantes y agroquímicos, para producción a precios competitivos a través de financiamiento para compras consolidadas;

d) Otorgará un apoyo por cabeza de ganado bovino, porcino, ovino y caprino sacrificado en Rastros TIF para promover la matanza en condiciones óptimas de sanidad, previa suficiencia presupuestaria;

e) Apoyará la ganadería nacional para que tenga acceso a la compra en condiciones competitivas de granos forrajeros y de cosechas excedentarias, una vez que se haya cubierto la demanda del consumo humano;

f) Apoyará la producción pecuaria sustentable y el ordenamiento ganadero y apícola, principalmente los procesos de cría, con recursos para mejorar los agostaderos, las praderas y la reproducción;

g) Promoverá oportunamente la reconversión de cultivos a fin de reducir los volúmenes excedentarios con problemas de comercialización y adecuar la producción a la aptitud de la tierra y a la demanda regional; particularmente se apoyará la reconversión productiva e inducción tecnológica a trigo panificable, maíz amarillo, oleaginosas (cártamo, canola y soya) y sorgo;

h) Promoverá la utilización de coberturas de precios por parte de los productores nacionales y se utilizará este instrumento para incentivar la agricultura, ganadería por contrato, o ambas. Se utilizará el apoyo a la pignoración de granos como un mecanismo para empatar la demanda y la oferta, hacer más competitivo el grano nacional, promover la absorción de volúmenes excedentarios y eliminar intermediarios. Asimismo se brindará apoyo a la comercialización de frijol;

i) Otorgará apoyos al productor que realice actividades de agricultura, ganadería por contrato, o ambas, previa suficiencia presupuestaria, a fin de que el productor reciba un mayor nivel de ingresos;

j) Vinculará subsidios con apoyo financiero y acceso al crédito, como una estrategia que debe fortalecerse para facilitar a los productores el acceso a los apoyos y al financiamiento;

k) Apoyará la comercialización de becerros preferentemente en beneficio de los criadores de becerros.

XI. Los recursos presupuestarios para actividades relacionadas con servicios financieros que se prevén en el Programa Especial Concurrente para el Desarrollo Rural Sustentable, PEC, tendrán el objetivo de incrementar y mejorar el acceso de los productores del sector rural a este tipo de servicios. Para lograr que el sistema crediticio avance de una manera sostenible y con altas tasas de crecimiento en el medio rural, los esfuerzos que se lleven a cabo durante 2010 deberán alinearse al Fondo Nacional de Garantías de los Sectores Agropecuario, Forestal, Pesquero y Rural, FONAGA, como herramienta de promoción del crédito para el campo, potenciando sus recursos y ampliando su cobertura;

XII. El componente del Fondo de Administración de Riesgos de Precios Agropecuarios (FONARPA) atenderá los cultivos agrícolas con un presupuesto de 350 millones de pesos, debiendo la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación transferir estos recursos a más tardar el 31 de enero a la Financiera Rural. La Financiera Rural anunciará las reglas de operación del Fondo, mismas que serán establecidas por acuerdo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y la Secretaría de Hacienda y Crédito Público. En la operación de este Fondo deberá evitarse la especulación y duplicidad de apoyo y conciliar sus beneficiarios y apoyos con ASERCA. Este Fondo deberá estar orientado preferentemente a productores agropecuarios de bajos ingresos. La Financiera Rural informará mensualmente a las Comisiones Unidas de Agricultura y Ganadería y de Desarrollo Rural, el uso personalizado del fondo;

XIII. Se destinará un Fondo con concurrencia de recursos con las entidades federativas para apoyar la adquisición de fertilizantes y biofertilizantes, en zonas con tierras de temporal en localidades de alta y muy alta marginación, de acuerdo a los criterios de CONAPO y en los términos que establezcan los convenios de coordinación. Se incluyen fertilizantes químicos, orgánicos y mejoradores de suelos. Las compras se realizarán bajo el esquema de compras consolidadas con el fin de maximizar el aprovechamiento de los recursos. Deberá ser el único programa en el Estado que entregue apoyos para la adquisición de estos insumos.

Artículo 37. La asignación presupuestaria del Programa Especial Concurrente para el Desarrollo Rural Sustentable, PEC, establecida en el Anexo 8 de este Decreto, se ordena en nueve vertientes:

I. Financiera;

II. Competitividad;

III. Social;

IV. Educativa;

V. Salud;

VI. Medio Ambiente;

VII. Infraestructura;

VIII. Laboral, y

IX. Agraria.

Dentro de las mencionadas vertientes el PEC integra programas y recursos de los Ramos Administrativos mencionados en el Programa Especial Concurrente para el Desarrollo Rural Sustentable (PEC).

De acuerdo a la Ley de Desarrollo Rural Sustentable, el Programa Especial Concurrente para el Desarrollo Rural Sustentable (PEC) tendrá una visión de integralidad, coordinación y sustentabilidad; y de promotora de la participación de la Sociedad Rural desde la configuración de sus programas, además de proporcionar certidumbre a la población rural.

A su vez la asignación presupuestaria se distribuye en programas y componentes de gasto de cada uno de los ramos administrativos o generales que participan en el programa especial concurrente PEC, con el objeto de alinear los apoyos gubernamentales, eliminar duplicidades, promover sinergias y su complementariedad con el fin de facilitar el acceso de la población rural a los programas del campo. Asimismo, las asignaciones presupuestarias establecidas en el Anexo 8 del presente Decreto deberán integrarse en los programas presupuestarios que les correspondan del Tomo I del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2010, y cuyo ejercicio deberá reportarse de manera comparable tanto en los Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública; como el Informe de Avance de Gestión Financiera, y la Cuenta Pública Federal. Se promoverá cada vez una mayor concurrencia de las dependencias ejecutoras del Programa Especial Concurrente para el Desarrollo Rural Sustentable, para generar máximos beneficios en el medio rural.

Las vertientes, programas y ramos administrativos con su asignación de recursos se detallan en el Anexo 8.

Con la finalidad de complementar el componente de traspatio para la seguridad alimentaria en las comunidades de alta y muy alta marginación en el Estado de Guerrero, de los recursos ampliados al proyecto enviado por el ejecutivo para PROÁRBOL que aparecen en el Anexo 8, se destinarán $270,000,000.00 a las regiones prioritarias que determine la Entidad Federativa.

Artículo 38. La ejecución de los proyectos y acciones del Programa de Empleo Temporal, PET, deberá llevarse a cabo en las épocas de baja demanda de mano de obra no calificada. Las dependencias, entidades y ejecutores del programa, en su caso, se apegarán a la estacionalidad de la operación por entidad federativa que se establezca en las reglas de operación del programa con el fin de no distorsionar los mercados laborales locales.

Para los efectos del párrafo anterior, continuarán operando los comités estatales con representación paritaria de los gobiernos federal y estatal, a fin de que, con base en las reglas de operación, se tomen en cuenta las características de cada región. De las decisiones que se tomen en el seno de dichos comités se mantendrá informado al Comité de Planeación y Desarrollo Estatal. El programa se sujetará a las reglas de operación aprobadas por el Comité Técnico del mismo.

Artículo 39. Las reglas de operación de los programas en materia de infraestructura hidroagrícola y de agua potable, alcantarillado y saneamiento, a cargo de la Comisión Nacional del Agua, deberán incluir la distribución de su ejecución regional, el criterio de asignación y las disposiciones que sujeten el otorgamiento de los subsidios destinados a los municipios y organismos operadores de agua potable y alcantarillado, únicamente para aquellos municipios y organismos operadores de agua potable y alcantarillado que cumplan con lo siguiente:

I. Hayan formalizado su adhesión a un acuerdo de coordinación celebrado entre los gobiernos federal y estatal y, en su caso, municipal, en el que se establezca un compromiso jurídico sancionado por sus ayuntamientos o, en su caso, por las legislaturas locales, para implantar un programa de corto y mediano plazo, definido en coordinación con la Comisión Nacional del Agua, que incluya metas cuantitativas intermedias y contemple un incremento gradual de la eficiencia física, comercial y financiera, especialmente procurando establecer tarifas que reflejen el verdadero costo de ofrecer los servicios, con el objeto de alcanzar la autosuficiencia de recursos en dichos organismos, así como asegurar la calidad y permanencia de la prestación de los servicios de agua potable, alcantarillado y saneamiento a la población.

Los municipios que participaron durante los años 2000 a 2009 en el programa a que se refiere el párrafo anterior, deberán demostrar ante la Comisión Nacional del Agua los avances que obtuvieron en el mejoramiento de su eficiencia física, comercial y financiera, a fin de que puedan acceder a los apoyos previstos para el presente ejercicio;

II. Estén al corriente en el pago de sus derechos, y

III. Informen trimestralmente a la Comisión Nacional del Agua y ésta a la Comisión de Recursos Hidráulicos, por conducto de la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, los proyectos que en coparticipación con las entidades federativas se realizan en los programas de agua potable, alcantarillado y saneamiento en zonas urbanas y rurales.

Los apoyos otorgados por la Comisión Nacional del Agua deberán promover la instalación de medidores en las entradas y salidas de agua en bloque, a fin de hacer eficiente el cobro de agua; dicha Comisión informará al respecto a la Cámara de Diputados, de manera trimestral.

De conformidad con los objetivos establecidos en el "Plan Nacional Hídrico 2007-2012", el Ejecutivo Federal deberá fomentar el tratamiento de las aguas residuales tanto en centros de población rural como en conglomerados urbanos. En consecuencia con lo anterior las reglas de operación para los Programas de Infraestructura Hidroagrícola y de Agua Potable, Alcantarillado y Saneamiento a cargo de la Comisión Nacional del Agua no deberán establecer límites en relación al número de habitantes como criterio de acceso al programa Fondo Concursable para Tratamiento de Aguas Residuales.

Para los programas de infraestructura hidroagrícola tendrán prioridad las obras de pequeña y mediana irrigación que mejoren la eficiencia en el uso del agua en regiones pobres, destinando un monto no menor al 10 por ciento del presupuesto total asignado a estas necesidades.

La Comisión Nacional del Agua deberá contar con la cartera de obras comprometidas a través de convenios de colaboración con los usuarios de riego y los organismos operadores, la cual estará sujeta a la disponibilidad presupuestaria y los criterios de elegibilidad que en las propias reglas de operación se establezcan. La Secretaría de Hacienda y Crédito Público podrá emitir disposiciones para el registro de los proyectos en la cartera de inversión a que se refiere el artículo 34 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Asimismo es obligación de la Comisión Nacional del Agua informar, a solicitud de las entidades federativas, sobre la aplicación de los recursos en aquellos proyectos a cargo de la misma.

Artículo 40. La operación del Sistema de Protección Social en Salud deberá sujetarse a lo siguiente:

I. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, difundirá, antes del 15 de enero, criterios públicos y objetivos para la definición de la población sujeta a la afiliación en el medio rural y urbano, prioritariamente a madres embarazadas y niños recién nacidos;

II. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, deberá dar a conocer semestralmente, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el Sistema y el número de familias beneficiarias, en cada una de ellas por entidad federativa, así como el monto de las cuotas familiares, la cuota social y las aportaciones solidarias federal y estatal, por entidad federativa.

Adicionalmente, la Secretaría de Salud deberá actualizar el padrón de beneficiarios del programa procurando incluir la Clave Única de Registro de Población de cada uno de ellos;

III. Los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal deberán destinarse de la siguiente forma:

a) Hasta el 40 por ciento, por concepto de remuneraciones del personal ya contratado directamente involucrado en la prestación de servicios de atención a los afiliados al Sistema. En caso de que este porcentaje posibilite nuevas contrataciones para la prestación de estos servicios, éstas deberán efectuarse en apego a lo establecido en el Artículo Cuadragésimo Tercero Transitorio de la Ley del ISSSTE;

b) Hasta el 30 por ciento, por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema;

c) Al menos el 20 por ciento, para acciones de promoción, prevención y detección oportuna de enfermedades que estén contenidas en el Catálogo Universal de Servicios de Salud, CAUSES, así como aquellas cubiertas por el Fondo de Protección Contra Gastos Catastróficos;

d) Hasta el 6 por ciento, para el gasto operativo y para el pago de personal administrativo de la unidad de protección social en salud correspondiente a cada entidad federativa, de conformidad con los criterios, lineamientos, o ambos, establecidos por la Comisión Nacional de Protección Social en Salud para tal fin, y

e) Deberán destinarse recursos federales de cuota social y aportación solidaria federal para el otorgamiento de los servicios de salud, de las intervenciones contenidas en el Catálogo Universal de Servicios de Salud, CAUSES, así como de las comprendidas por el Fondo de Protección contra Gastos Catastróficos, en las localidades donde no existe infraestructura instalada de los Servicios Estatales de Salud, con la finalidad de incrementar la afiliación en dichas localidades y garantizar la prestación de servicios y el abasto de medicamentos a los afiliados al Sistema, a través del Programa Caravanas de la Salud, cuyo Programa Operativo Anual deberá presentarse al Régimen Estatal de Protección Social en Salud correspondiente, quien a su vez lo presentará a la Comisión Nacional de Protección Social en Salud para su validación;

IV. Los recursos federales que se transfieran a las entidades federativas podrán destinarse a proyectos de inversión en infraestructura médica. Las entidades federativas deberán presentar a la Comisión Nacional de Protección Social en Salud, para su validación, un programa de infraestructura que incluya los siguientes requisitos:

a) Documento que detalle el tipo de obra, tipo de unidad, población potencial beneficiada y monto a invertir para cada una de las obras, y en su caso, para el equipo médico;

b) Los proyectos de obras a desarrollar deberán estar incluidos en el Plan Maestro de Infraestructura que emita la Secretaría de Salud;

c) Los gastos de operación asociados a su funcionamiento serán responsabilidad de las entidades federativas, con cargo a su presupuesto, y

d) Deberá realizarse una adecuada planeación de los recursos para garantizar que los destinados a obras nuevas o acciones de mantenimiento y conservación de la infraestructura médica vinculadas al Sistema de Protección Social en Salud no presenten un impacto adverso en el financiamiento del resto de los rubros a los que debe ser destinado el gasto para garantizar las intervenciones y medicamentos asociados al Catálogo Universal de Servicios de Salud, CAUSES, así como al Fondo de Protección contra Gastos Catastróficos.

Las disposiciones consideradas en las fracciones III y IV de este artículo deberán formar parte del anexo IV del Acuerdo de Coordinación que suscriba la Secretaría de Salud con las entidades federativas para la instrumentación del Sistema de Protección Social en Salud. Dicho Acuerdo deberá ser publicado íntegramente en el Diario Oficial de la Federación, incluyendo todos los anexos respectivos. En casos excepcionales, la composición de los recursos podrá modificarse, previa autorización de la Comisión Nacional de Protección Social en Salud, siempre que las características estatales o perfil de salud de la población afiliada lo ameriten;

V. El Sistema de Protección Social en Salud continuará asignando los recursos previstos en la Ley General de Salud y demás disposiciones aplicables, para garantizar la atención médica y los medicamentos asociados a las enfermedades que cubren el Fondo de Protección contra Gastos Catastróficos;

VI. Las entidades federativas, a través de los Regímenes Estatales de Protección Social en Salud, deberán informar a la Comisión Nacional de Protección Social en Salud de manera mensual y en los medios definidos por ésta, el avance en el ejercicio de los recursos transferidos. Esta información deberá ser publicada de manera semestral en la página de Internet de la Comisión Nacional de Protección Social en Salud.

Las entidades federativas deberán informar a la Comisión Nacional de Protección Social en Salud, la comprobación de los recursos federales transferidos de acuerdo con lo establecido en la Ley General de Salud y su Reglamento, en los términos y medios definidos por ésta, y sujetarse a los criterios, lineamientos, o ambos, que establezca para mejorar su desempeño;

VII. Las entidades federativas deberán informar trimestralmente a la Comisión Nacional de Protección Social en Salud, los siguientes aspectos de la compra de servicios a prestadores privados: nombre del prestador privado; el padecimiento del Catálogo Universal de Servicios de Salud, CAUSES, que es atendido, y el costo unitario por cada intervención contratada. Esta información deberá ser publicada en las páginas de Internet de las Unidades de Protección Social en Salud en las entidades federativas, y de la Comisión Nacional de Protección Social en Salud;

VIII. Para efectos de la compra de medicamentos y equipamiento, las entidades federativas deberán informar semestralmente a la Comisión Nacional de Protección Social en Salud y publicar en la página de Internet de la Unidad de Protección Social en Salud de la entidad federativa: el nombre del proveedor, el evento de licitación y el costo unitario, particularmente de las claves de medicamentos adquiridos. Dicha información deberá ser publicada en la página de Internet de la Comisión Nacional de Protección Social en Salud;

IX. El ejercicio de los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal para la adquisición de medicamentos asociados al Catálogo Universal de Servicios de Salud, CAUSES, deberá sujetarse a los precios de referencia que determine la Secretaría de Salud. Dichos precios deberán estar orientados a reducir los costos unitarios de adquisición.

Las entidades federativas podrán, de conformidad con sus respectivas disposiciones aplicables, sumarse a una estrategia de compras consolidadas. Para tal efecto, la Comisión Nacional de Protección Social en Salud, quien se asesorará de la Comisión Coordinadora para la Negociación de Precios de Medicamentos y otros Insumos para la Salud, coadyuvará con las entidades federativas para establecer el esquema correspondiente en los términos de las disposiciones aplicables;

X. La Secretaría de Salud deberá levantar anualmente una encuesta de satisfacción entre los usuarios del Sistema de Protección Social en Salud y sus resultados deberán ser publicados en su página de Internet;

XI. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, propondrá al Consejo Nacional de Salud, para su aprobación y emisión correspondiente, los lineamientos para la comunicación y la imagen institucional del Sistema de Protección Social en Salud que se desarrolle por cualquiera de los niveles de gobierno;

XII. La Auditoría Superior de la Federación, dentro del marco de sus atribuciones, realizará una auditoría sobre el cumplimiento por parte de las entidades federativas, durante el año 2010, de las obligaciones establecidas en el artículo 39 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2009, y

XIII. La Secretaría de Salud por conducto de la Comisión Nacional de Protección Social en Salud, autorizará los proyectos de infraestructura que sean presentados al Comité Técnico del Fideicomiso del Sistema de Protección Social en Salud para su financiamiento a través del Fondo de Previsión Presupuestal previo cumplimiento de las disposiciones establecidas en la materia, como son su inclusión en el Plan Maestro de Infraestructura y Registro en Cartera de Inversiones en la Secretaría de Hacienda y Crédito Público, principalmente. Lo anterior, para garantizar que los proyectos de infraestructura y equipamiento financiados con dicho fondo se orienten al fortalecimiento de la red de prestadores del sistema y atiendan al incremento en la cobertura de la afiliación, de conformidad con lo establecido en el artículo 39 del Reglamento de la Ley General de Salud en materia de Protección Social en Salud.

Artículo 41. La Comisión Nacional de Cultura Física y Deporte, conforme a lo dispuesto en el artículo 56 de la Ley General de Cultura Física y Deporte, podrá otorgar subsidios a las asociaciones deportivas nacionales, siempre y cuando éstas:

I. Cumplan con la Ley General de Cultura Física y Deporte y su Reglamento, con el Programa Nacional de Cultura Física y Deporte y con las reglas de operación de la Comisión;

II. Informen a la Comisión, a más tardar el último día hábil de enero, sobre el ejercicio de los recursos públicos que hayan recibido durante el ejercicio fiscal 2009, así como los resultados obtenidos;

III. Informen a la Comisión, de acuerdo a los reportes periódicos que se establezcan en las reglas de operación, sobre el ejercicio de los recursos públicos federales que reciban y los resultados obtenidos;

IV. Entreguen su programa operativo anual con indicadores y metas, y alineado al Programa Nacional de Cultura Física y Deporte, y contar con la aprobación de la Comisión;

V. Acrediten estar integradas y operando de conformidad con las disposiciones aplicables, y

VI. Acrediten haber dado cumplimiento a sus obligaciones estatutarias y a su objeto social.

La Comisión Nacional de Cultura Física y Deporte hará entrega de los recursos públicos directamente a las asociaciones deportivas nacionales, de conformidad con el Programa Nacional de Cultura Física y Deporte, y reportará el ejercicio de los mismos y los resultados obtenidos en los Informes Trimestrales.

Artículo 42. El Fondo Regional tiene por objeto apoyar a los diez estados con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a mantener e incrementar el capital físico o la capacidad productiva, o ambos, así como a impulsar el desarrollo regional equilibrado mediante infraestructura pública y su equipamiento.

Para el presente ejercicio fiscal la asignación prevista para el Fondo Regional se distribuye conforme a lo señalado en el Anexo 12 de este Decreto. Los recursos se aplicarán y se evaluarán sus resultados conforme a las disposiciones aplicables.

Artículo 43. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se distribuyen entre las zonas metropolitanas conforme a la asignación que se presenta en el Anexo 12 de este Decreto y se deberán aplicar, evaluar, rendir cuentas y transparentar en los términos de las disposiciones aplicables.

Los recursos del Fondo Metropolitano se destinarán prioritariamente a estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos, en proceso, o para completar el financiamiento de aquellos que no hubiesen contado con los recursos necesarios para su ejecución; los cuales demuestren ser viables y sustentables, orientados a promover la adecuada planeación del desarrollo regional, urbano y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Los estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento a los que se destinen los recursos federales del Fondo Metropolitano deberán estar relacionados directamente o ser resultado de la planeación del desarrollo regional y urbano, así como de los programas de ordenamiento de los asentamientos humanos en el territorio, por lo que deberán guardar congruencia con el Plan Nacional de Desarrollo 2007-2012 y con los programas en materia de desarrollo regional y urbano que se deriven del mismo, además de estar alineados con los planes estatales de desarrollo urbano y de los municipios comprendidos en la respectiva zona metropolitana.

Las decisiones sobre la asignación y aplicación de los recursos del Fondo Metropolitano deberán sujetarse para su financiamiento a criterios objetivos de evaluación de costo y beneficio, así como de impacto metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables.

Para coadyuvar en la asignación, aplicación, seguimiento, evaluación, rendición de cuentas y transparencia de los recursos del Fondo Metropolitano, cada zona metropolitana deberá contar con un Consejo para el Desarrollo Metropolitano o un órgano equivalente y un fideicomiso de administración e inversión, en los términos que se establezcan en las disposiciones del Fondo Metropolitano y en las demás aplicables.

Artículo 44. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de los programas sujetos a las mismas, de acuerdo a lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. La Secretaría de Educación Pública, antes del último día hábil de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, con la excepción de los que estén sujetos a los calendarios escolares específicos;

II. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

III. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a las comisiones de Vigilancia de la Auditoría Superior de la Federación y de Educación Pública y Servicios Educativos de la Cámara de Diputados, y

IV. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

Artículo 45. Los programas destinados a educación media superior y superior, sujetos a reglas de operación, deberán contener las siguientes disposiciones:

I. Las entidades federativas deberán enviar informes trimestrales tanto a la Cámara de Diputados, a través de sus comisiones de Educación Pública y Servicios Educativos y de Presupuesto y Cuenta Pública, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

II. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados, a través de la Comisión de Educación Pública y Servicios Educativos, como a la Secretaría de Educación Pública;

III. Las instituciones públicas de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información autorizada con periodicidad trimestral, y

IV. El subsidio para cada una de las Universidades Públicas Estatales es el que se incluye en el Anexo 26.A de este Decreto.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de Hacienda y Crédito Público de manera trimestral.

TÍTULO QUINTO

OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 46. Los apoyos con cargo a programas de desarrollo social deberán canalizarse con estricto apego a las disposiciones aplicables y de forma objetiva, sujetándose a los criterios establecidos en los artículos 1 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 17 Bis, fracción III, de la Ley Orgánica de la Administración Pública Federal.

Para lograr el seguimiento oportuno y transparente de los recursos públicos que se administran a través de dichos programas se establecerá un mecanismo de consulta a través del cual las autoridades responsables proporcionen los elementos necesarios a los distintos órdenes de gobierno, y a los partidos políticos a través de su representación parlamentaria en la Cámara de Diputados, que permitan la evaluación de dichos programas y el intercambio de información con respecto a la aplicación de los recursos, la actualización del padrón de beneficiarios, entre otros.

Artículo 47. Los fideicomisos públicos de fomento, las instituciones nacionales de seguros, las sociedades nacionales de crédito y las demás entidades financieras, otorgarán su financiamiento o contratarán sus seguros, a través de las instituciones financieras privadas que asuman parcial o totalmente el riesgo de recuperación de estos créditos o la cobertura del siniestro.

Lo dispuesto en el párrafo anterior no será aplicable a las operaciones siguientes:

I. Los avales y demás garantías, los cuales no podrán exceder del porcentaje del monto total por principal y accesorios del financiamiento que determine el órgano de gobierno de la entidad respectiva, con la conformidad de la Secretaría de Hacienda y Crédito Público en el mismo;

II. Las coberturas para inversiones en capital de riesgo y los créditos destinados a la elaboración de estudios y formulación de proyectos de inversión accionaria. La inversión accionaria y los créditos que se otorguen con la finalidad de constituirse como inversión accionaria, siempre que se realicen a través de fondos privados de inversión de capital;

III. Las operaciones realizadas por el Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.;

IV. Los financiamientos otorgados por Nacional Financiera, S.N.C., por un monto total igual al porcentaje que determine su órgano de gobierno con el consentimiento de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año, del total de los financiamientos estimados para el presente ejercicio fiscal;

V. Los financiamientos otorgados por el Banco Nacional de Comercio Exterior, S.N.C., por un monto igual al porcentaje que determine su órgano de gobierno con la conformidad de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año, del total de los financiamientos estimados para el presente ejercicio fiscal;

VI. Los financiamientos otorgados por la Financiera Rural a los productores y a los intermediarios financieros rurales previstos en la Ley Orgánica de la Financiera Rural, distintos a las instituciones financieras señaladas en el párrafo primero del presente artículo, por un monto total igual al porcentaje que determine su órgano de gobierno con el consentimiento de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año del total de los financiamientos estimados para el presente ejercicio fiscal. Se establecerá un plan por la institución con las acciones que adoptará para incrementar gradualmente dicho porcentaje;

VII. Los créditos otorgados por el Instituto del Fondo Nacional de la Vivienda para los Trabajadores, el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, y el Fondo Nacional de Apoyo a Empresas en Solidaridad;

VIII. Las operaciones que correspondan a prestaciones de carácter laboral, otorgadas de manera general;

IX. Las operaciones realizadas con el Gobierno Federal, las entidades, las entidades federativas y los municipios;

X. Los financiamientos a proyectos de infraestructura y servicios públicos, que se deriven de concesiones, contratos de prestación de servicios, de obra pública, de vivienda y de parques industriales, permisos y autorizaciones de las autoridades federales, de las entidades federativas y municipios, así como de sus entidades paraestatales y paramunicipales, y

XI. Los financiamientos otorgados por el Fideicomiso de Fomento Minero, los cuales serán hasta por un monto igual al porcentaje que determine su órgano de gobierno en el primer bimestre del año, mismo que no excederá del 10 por ciento del total de los financiamientos estimados para el presente ejercicio fiscal.

Asimismo, se deberá prever que los recursos que se otorguen se canalicen a través de políticas crediticias que previamente hayan sido autorizadas por las instancias competentes en apoyo de los sectores que se financien, y que en la operación global sean consistentes con la viabilidad financiera de estas instituciones en el mediano plazo.

Artículo 48. Los apoyos a intermediarios financieros no bancarios para sistemas informáticos que administren sus operaciones financieras, sólo podrán otorgarse cuando se dé cumplimiento a las disposiciones en la materia y conforme a lo siguiente:

I. Los intermediarios financieros no bancarios que inicien operaciones o soliciten apoyos para la adquisición o desarrollo de sistemas porque carecen de éstos, sólo podrán recibir apoyos para utilizar la plataforma tecnológica del Banco del Ahorro Nacional y Servicios Financieros, S.N.C., excepto en aquellos casos en donde no sea adaptable a la operación de dicho intermediario o exista una imposibilidad técnica para adaptar dicho sistema, de acuerdo con lo que determine esa sociedad nacional de crédito.

El Banco del Ahorro Nacional y Servicios Financieros, S.N.C., establecerá los criterios con base en los cuales se podrá determinar que la plataforma tecnológica no es adaptable a la operación de los intermediarios financieros no bancarios o que existe una imposibilidad técnica por parte de los solicitantes para adaptar dicho sistema;

II. Los intermediarios financieros no bancarios que ya cuenten con sistemas podrán recibir apoyos para mantener y mejorar dichos sistemas o para migrar sus sistemas actuales hacia la plataforma tecnológica del Banco del Ahorro Nacional y Servicios Financieros, S.N.C. El monto del apoyo para mantener y mejorar sistemas existentes será de hasta la mitad del apoyo máximo que otorgue el Banco del Ahorro Nacional y Servicios Financieros, S.N.C. para la implantación de su Plataforma Tecnológica. Dichos montos deberán estar publicados en la página de Internet de dicha Institución, y

III. Podrán otorgarse recursos adicionales para disminuir los costos transaccionales de operar la plataforma tecnológica del Banco del Ahorro Nacional y Servicios Financieros, S.N.C., siempre que dichos costos disminuyan gradualmente y no excedan de un año.

Las dependencias o entidades que otorguen subsidios para la apertura de sucursales de intermediarios financieros no bancarios deberán notificarlo a la unidad administrativa competente en materia de banca de desarrollo de la Secretaría de Hacienda y Crédito Público, indicándole el tipo de actividades que realizarán en las sucursales y la ubicación de las mismas.

Artículo 49. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza; y, 2 por ciento a la supervisión y gasto de operación.

Artículo 50. Los Programas de la Secretaría de Educación Pública, destinados a fomentar la expansión e innovación de la Oferta Educativa de los Niveles Media Superior y Superior establecerán mecanismos que permitan disminuir los rezagos de absorción y cobertura en aquellas regiones del país que presenten indicadores por debajo del nivel medio nacional en dichos conceptos.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría Superior de la Federación en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de su plantilla de personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de sueldos por puesto, responsabilidad laboral y su lugar de ubicación, y

III. Desglose del gasto corriente destinado a su operación.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar el día 15 de los meses de abril, julio y octubre de 2010 y 15 de enero de 2011. Dicha secretaría entregará esta información a la Comisión de Educación Pública y Servicios Educativos de la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Los resultados de las auditorías que realice la Auditoría Superior de la Federación dentro del marco de sus atribuciones, serán enviados a la Cámara de Diputados.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría de Hacienda y Crédito Público dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 51. Las sanciones económicas que, en su caso, aplique el Instituto Federal Electoral derivado del régimen disciplinario de los partidos políticos durante 2010, serán reintegradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y los Centros Públicos de Investigación, los cuales deberán destinarse a actividades sustantivas y proyectos científicos; dichos recursos no podrán ejercerse en servicios personales y deberá reportarse en los Informes Trimestrales sobre el ejercicio y destino de dichos recursos.

Artículo 52. El Ejecutivo Federal, por conducto del Instituto Mexicano de la Juventud y con el apoyo de la Secretaría de Hacienda y Crédito Público, en la instrumentación de las políticas que promueven las condiciones necesarias para el desarrollo integral de los jóvenes que se ubican entre los 12 y 29 años de edad, de conformidad con la Ley del Instituto Mexicano de la Juventud, establecerá mecanismos específicos para dar seguimiento a los recursos destinados de manera directa e indirecta a la atención de ese grupo de la población, así como de las acciones que garanticen las condiciones necesarias para el desarrollo integral de los jóvenes.

Las dependencias y entidades procurarán que en el diseño de sus programas y en sus reglas de operación se considere específicamente la atención a los jóvenes, tomando en consideración sus características y necesidades.

Artículo 53. El programa 70 y más dispondrá de recursos por $13,205,270,000.00 con los cuales deberá cubrir las localidades de hasta 30,000 habitantes y alrededor de 2,105,305 adultos mayores de 70 años. En caso de así permitirlo la disponibilidad presupuestaria, podrá aumentar gradualmente su cobertura en términos del tamaño de la localidad.

En los Informes Trimestrales que se remitan a la Cámara de Diputados en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Desarrollo Social deberá incluir una descripción de la estrategia de ampliación de cobertura prevista para el segundo trimestre, así como un informe relativo a la ejecución de dicha estrategia de ampliación en el trimestre que se reporta. Los gastos de operación del Programa no deberán exceder el 7 por ciento del presupuesto total del mismo.

Artículo 54. Para la ejecución de las líneas de acción establecidas en el Programa Nacional de Derechos Humanos 2008-2012, cada dependencia competente deberá realizar las actividades pertinentes para implementar las líneas de acción establecidas en dicho programa.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2010.

SEGUNDO. Las dependencias y entidades que en los años 2007, 2008 y 2009, hayan aplicado las medidas establecidas en los artículos 5 fracción II, de los Decretos de Presupuesto de Egresos de la Federación para los ejercicios fiscales 2007 y 2008, y 4 fracción II, del Decreto de Presupuesto de Egresos de la Federación para el ejercicio fiscal 2009, respectivamente, así como los Poderes Legislativo y Judicial, deberán restituir con cargo a sus respectivos presupuestos, en los plazos y términos de los artículos citados y de las demás disposiciones aplicables, los montos equivalentes a los recursos que hayan utilizado para cubrir las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, descontará los recursos correspondientes de las ministraciones posteriores de recursos.

TERCERO. Los recursos para las entidades federativas relativos al Fondo de Aportaciones para la Educación Tecnológica y de Adultos, a que se refiere el artículo 42 de la Ley de Coordinación Fiscal, correspondientes al presupuesto regularizable de servicios personales, y a las previsiones para sufragar las medidas salariales y económicas que establece el artículo 21 de este Decreto, se destinarán a lo dispuesto en el artículo 42 de dicha Ley.

CUARTO. La Secretaría de Hacienda y Crédito Público, en el marco de la Ley General de Contabilidad Gubernamental, emitirá las disposiciones necesarias para que, a partir de enero de 2010, opere una herramienta tecnológica relacionada con el sistema de contabilidad gubernamental. Dichas disposiciones regularán, en tiempo real y a nivel transaccional, la vinculación de los ramos administrativos y generales a una base central de información; la modalidad de registro tomando en cuenta los momentos contables, y el envío de información y su uso en la emisión y cobro de cuentas por liquidar certificadas.

QUINTO. Las dependencias y entidades deberán remitir a la Secretaría de Hacienda y Crédito Público, la información sobre los contratos de seguros que celebren sobre los bienes a su cargo, en donde se consignen las condiciones pactadas, así como el inventario actualizado de los bienes con que cuenten y los siniestros realizados a dichos bienes, de conformidad con los manuales y formatos que expida dicha Secretaría, los que determinarán los plazos y los medios a través de los cuales deberá hacerse llegar dicha información.

Las dependencias y entidades contarán con bases de datos, las cuales contendrán registros con la información propia de los siniestros realizados sobre los bienes a su cargo, con independencia de la información proveída por las aseguradoras obligadas al amparo del contrato de seguro respectivo celebrado con aquellas. La forma de actualizar las bases de datos a que se refiere este párrafo se determinará de conformidad con los manuales y formatos a que se refiere el párrafo anterior.

La Secretaría de Hacienda y Crédito Público establecerá los mecanismos que permitan intercambiar información sobre los bienes a cargo de las dependencias y, procurando tener, entre otra información en línea, la referida a avalúos y montos asegurados.

Lo anterior, a efecto de que la Secretaría de Hacienda y Crédito Público se encuentre en condiciones de asesorar a las dependencias y entidades en la elaboración de sus programas de aseguramiento, de sus manuales de procedimientos sobre la contratación de seguros y soporte de siniestros, en la determinación de sus niveles de retención máximos y en la prevención y disminución de los riesgos inherentes a los bienes con que cuenten, así como para asesorar en el proceso de siniestros realizados y reportados a las compañías de seguros con los que dichas dependencias y entidades mantengan celebrados contratos de seguros sobre bienes.

Las dependencias y entidades deberán comunicar a sus comités de adquisiciones o equivalentes, las razones por las que no solicitaron la asesoría sobre alguno de los aspectos señalados en el párrafo anterior o por las que no atendieron las recomendaciones que con motivo de la misma se hubiesen formulado. Dicha comunicación se enviará a la Secretaría de Hacienda y Crédito Público, para su conocimiento dentro de los 10 días naturales siguientes a la fecha en las que se presentaron a los comités señalados, en el formato que esa dependencia publique en su página de Internet.

La Secretaría de Hacienda y Crédito Público analizará y clasificará, con base en la información que las dependencias y entidades le remitan de conformidad con el presente artículo, los activos fijos de dichas dependencias y entidades, los cúmulos de riesgo, la dispersión y exposición de las unidades de riesgo y los contratos de seguros sobre bienes que las mismas hubiesen celebrado. Asimismo, dicha Secretaría podrá proponer a las dependencias y entidades, esquemas de transferencia de riesgos y de contratación centralizada, con el propósito de beneficiar las condiciones de contratación de la Administración Pública Federal.

SEXTO. Los recursos del fondo de reserva constituido por el Instituto Mexicano del Seguro Social para garantizar el cumplimiento de las obligaciones derivadas del pago de los subsidios correspondientes al Programa Primer Empleo, aportados por el Ejecutivo Federal en términos del artículo 8 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2007, podrán ser utilizados para apoyar a empresas en el cumplimiento de sus obligaciones de la Seguridad Social, en el marco del Decreto por el que se establece el programa para la creación de empleo en zonas marginadas, publicado en el Diario Oficial de la Federación el 4 de marzo de 2008.

SÉPTIMO. El pasivo debidamente documentado a cargo del Gobierno Federal y a favor del Banco Nacional de Comercio Exterior, S.N.C., derivado de operaciones activas de financiamiento externo, respaldadas por el Gobierno Federal en apoyo a empresas para la construcción o adquisición de medios de transporte marítimo, se pagará con cargo al Ramo Administrativo 06 Hacienda y Crédito Público y al Ramo General 24 Deuda Pública, según corresponda, a que se refieren los Anexos 1.B. y 1.C., respectivamente, de este Decreto. La Secretaría de Hacienda y Crédito Público y el Banco Nacional de Comercio Exterior, S.N.C. realizarán los ajustes o movimientos contables respectivos.

El Gobierno Federal, por conducto de la Secretaría de Hacienda y Crédito Público, deberá, trimestralmente, hacer público el monto del pasivo a que se refiere el párrafo anterior en su página de Internet. Lo anterior, también podrá ser solicitado en cualquier momento por las comisiones de Hacienda y Crédito Público y Presupuesto y Cuenta Pública de la Cámara de Diputados.

OCTAVO. Para tener acceso a los recursos crediticios que otorga el Banco Nacional de Obras y Servicios Públicos, S.N.C., a los prestadores de los servicios, a través de las Comisiones Estatales de Agua o directamente a los mismos, para acciones de infraestructura de agua potable, alcantarillado y saneamiento, así como de mejoramiento de la eficiencia, éstos deberán:

I. Realizar un estudio de diagnóstico y planeación integral;

II. En el caso de proyectos de saneamiento y abastecimiento, podrán sustituir el estudio de diagnóstico por una lista de indicadores que refleje su situación operativa, administrativa y financiera.

Los organismos operadores podrán acceder a apoyos para proyectos de abastecimiento, siempre y cuando demuestren que tiene una eficiencia global mayor o igual a 42 por ciento. En caso de no contar con la eficiencia mínima requerida para acceder al apoyo, el organismo operador deberá instrumentar un proyecto de mejora integral de la gestión de manera previa o en forma simultánea al proyecto de abastecimiento.

Tanto la lista de indicadores como, en su caso, el proyecto de mejora integral de la gestión deberán ser validados por la Comisión Nacional del Agua, y

III. Estar al corriente en el pago de derechos.

NOVENO.- Las erogaciones previstas en el presente Decreto, incluyen los recursos para el Instituto Federal de Acceso a la Información Pública, conforme a lo previsto en el Anexo 37. Los recursos autorizados al Instituto en este Presupuesto no podrán ser traspasados a las dependencias o a otras entidades.

Para efectos de este Decreto, el Instituto Federal de Acceso a la Información Pública se considerará que opera con recursos propios, por lo que recibirá un tratamiento presupuestario equivalente al de una entidad no apoyada presupuestariamente.

DÉCIMO.- En el caso de que durante el ejercicio fiscal de 2010, se concrete la desaparición de secretarías de Estado, los recursos asignados en el presente Decreto, se reasignarán a las Dependencias que asuman las facultades y atribuciones y de resultar economías en dicho proceso, deberán aplicarse a programas sociales y a proyectos productivos, en los términos del Decreto que al efecto se expida.

DÉCIMO PRIMERO.- Los lineamientos del Programa Enciclomedia deberán considerar lo siguiente:

I. Propiciar que el Programa Enciclomedia transite paulatinamente, a las Entidades Federativas; conforme al vencimiento de los contratos respectivos, debiendo corresponder a la Secretaría de Educación Pública los lineamientos generales para la integración del modelo educativo y la actualización de contenidos y programas informáticos;

II. Los recursos destinados al Programa Enciclomedia deberán ser ejercidos con eficiencia, eficacia, economía, honradez y transparencia, y exclusivamente para el cumplimiento de las funciones sustantivas del mismo;

III. El diseño y desarrollo de indicadores para medir el desempeño académico del Programa tomará en consideración su impacto en los procesos de enseñanza-aprendizaje, con especial énfasis en las asignaturas de matemáticas, la lectura y escritura y las ciencias;

IV. La implementación y funcionamiento del Programa en comunidades marginadas impulsará la disminución de la brecha educativa y digital y favorecerá políticas orientadas a fomentar la equidad;

V. La incorporación de recursos didácticos y tecnológicos que impulsen el uso efectivo y adecuado de Internet en el Programa, así como otras herramientas de conectividad;

VI. La promoción de mecanismos que posibiliten a los docentes el desarrollo de su creatividad e iniciativa en el uso de las tecnologías de la información y las comunicaciones (TIC´S), y en el diseño de estrategias de enseñanza que optimicen el manejo de los contenidos educativos incorporando estas herramientas;

VII. Promover acuerdos con las instituciones formadoras de docentes, con las universidades públicas del país, así como con los subsistemas tecnológicos y otros instituciones educativas, para desarrollar programas de capacitación docente en el uso de las tecnologías, así como para enriquecer y actualizar de manera permanente el programa de Enciclomedia;

VIII. Se procurará que el programa Enciclomedia sea implementado y utilizado en las escuelas normales públicas del país, y desarrollar incentivos para que las escuelas normales privadas lo adopten; así también, que pueda ser adquirido por el público general,

IX. Garantizar la rectoría de la Autoridad Educativa Federal en materia de derechos de autor, en lo referente a los productos o subproductos del programa desarrollados con los recursos aprobados en este Decreto.

DÉCIMO SEGUNDO. Se autorizan $4,500,000,000.00 para el Sistema Nacional de Seguridad Nacional y de Conectividad México, los cuales se destinarán a proyectos para mantener la plataforma de comunicaciones de seguridad nacional y para garantizar el control y acceso a la banda de frecuencia "L".

El Ejecutivo Federal, a través de la Secretaría de Comunicaciones y Transportes, deberá remitir a la Cámara de Diputados por conducto de la Comisión de Comunicaciones, la Estrategia Nacional de Conectividad 2009 – 2012, a más tardar el 26 de febrero de 2010.

El destino y ejercicio de los recursos del Fideicomiso del Fondo de Cobertura Social de Telecomunicaciones que, hasta el 30 de septiembre de 2009 asciende a $991.1 millones de pesos, deberá reportarse por la Secretaría de Comunicaciones y Transportes en los Informes Trimestrales, incluyendo el destino y el monto ejercido durante el periodo correspondiente y el saldo disponible.

La Auditoría Superior de la Federación, en el ámbito de sus atribuciones, dará puntual seguimiento al desarrollo del Sistema Nacional de Seguridad Nacional y de Conectividad México, en su caso, realizará las auditorías especiales que disponga la Comisión de Vigilancia de la Auditoría Superior de la Federación de la Cámara de Diputados.

DÉCIMO TERCERO. El presente Presupuesto incluye la cantidad de $13,500,000,000.00, la cual se distribuirá a las entidades federativas, con base en el coeficiente derivado de la distribución del Fondo General de Participaciones publicada en la Cuenta Pública del ejercicio 2008.

Las entidades federativas deberán ajustarse en la solicitud, aplicación y rendición de cuentas de este subsidio, a las disposiciones aplicables al Fideicomiso para la Infraestructura en los Estados (FIES), pudiendo incluso destinar los recursos a programas y proyectos de inversión en infraestructura y equipamiento en proceso.

DÉCIMO CUARTO. Con el propósito de fortalecer el desarrollo y la inversión en infraestructura urbana que permita apoyar la reactivación económica en distintas regiones del país, la Secretaría de Hacienda y Crédito Público canalizará $2,085,030,000.00, a fin de que a través de este último se otorguen, conforme a las disposiciones que emita dicha secretaría, apoyos económicos o garantías para respaldar el crédito de instituciones bancarias, con el objeto de realizar obras de pavimentación.

DÉCIMO QUINTO. Los proyectos del Programa de Infraestructura Económica de Carreteras Alimentadoras y Caminos Rurales del Ramo 09 que no cuentan con registro en la cartera de inversión señalados en el anexo respectivo de este Decreto, se sujetarán a lo siguiente:

I. Las entidades federativas podrán, a partir del inicio del ejercicio fiscal y hasta el último día hábil de febrero, presentar dichos proyectos para su registro en la cartera de programas y proyectos de inversión. La Secretaría de Hacienda y Crédito Público, conforme a las disposiciones aplicables realizará el análisis y trámite correspondiente de manera expedita, con el objeto de que los proyectos inicien su ejecución a la brevedad posible;

II. Una vez que dicho proyecto cuente con registro en la cartera de programas y proyectos de inversión, se realizarán los trámites conducentes para efectos de la suscripción del convenio de reasignación correspondiente en términos de las disposiciones aplicables;

III. El recurso reasignado a la entidad federativa estará sujeto al cumplimiento de la normatividad federal aplicable en materia de obras públicas y servicios relacionados con las mismas, su Reglamento, en las demás disposiciones aplicables y, en lo conducente, a la normatividad de la Secretaría de Comunicaciones y Transportes, y

IV. Los recursos reasignados a las Entidades Federativas a que se hace referencia en este artículo, sólo podrán aplicarse a los proyectos para los que son autorizados, los cuales se detallan en el Anexo respectivo de este Decreto; en consecuencia, queda prohibido transferir o traspasar dichos recursos a cualquier otro programa o proyecto. Los recursos que no sean utilizados u observan subejercicios se sujetarán a lo dispuesto por el artículo 14 de este Decreto.

DÉCIMO SEXTO. Se destinarán recursos hasta por un monto de 250 millones de pesos para el Fondo para la Atención a Personas con Discapacidad. Dicho Fondo estará bajo la dirección y administración del Secretariado Técnico del Consejo Nacional para las Personas con Discapacidad y se operará de acuerdo a los criterios que emita dicho Consejo.

DÉCIMO SÉPTIMO. Se crea el Fondo del Sureste, dentro del Ramo 23 "Provisiones Salariales y Económicas" conforme al anexo correspondiente, con el propósito de impulsar el desarrollo nacional del sureste para beneficiar a los estados de Yucatán, Tabasco, Campeche y Quintana Roo, que se distribuirá de manera proporcional a cada una de las entidades tomando en cuenta el índice de Desarrollo Humano, la población, entre otros. Los recursos se podrán destinar a estudios y ejecución de programas y proyectos, acciones enfocadas a desarrollo regional.

DÉCIMO OCTAVO. Se destinarán recursos adicionales a la cuota social y aportación solidaria federal a las entidades federativas que, en su caso, observen reducciones con motivo de las modificaciones que eventualmente se aprueben a la Ley General de Salud en materia de Protección Social en Salud.

La asignación compensatoria ascenderá hasta $1,033,200,000.00 en total, los cuales se ubicarán en el Ramo 12 y deberán ser aplicados exclusivamente en los mismo rubros de gasto definidos en el Seguro Popular para la prestación de los servicios de salud a los beneficiarios del sistema.

La asignación compensatoria se compondrá de las siguientes previsiones: Aguascalientes ($7,700,000.00), Baja California ($182,300,000.00), Baja California Sur ($3,300,000.00), Campeche ($4,400,000.00), Colima ($11,300,000.00), Chihuahua ($95,400,000.00), Guanajuato ($60,600,000.00), Morelos ($72,900,000.00), Nayarit ($69,500,000.00), Oaxaca ($122,000,000.00), Tabasco ($236,400,000.00), Tamaulipas ($146,500,000.00) y Zacatecas ($20,900,000.00).

DÉCIMO NOVENO. Los poderes Legislativo, Ejecutivo y Judicial, así como los entes con autonomía derivada de la Constitución Política de los Estados Unidos Mexicanos, deberán publicar en sus respectivos manuales de remuneraciones a que hacen referencia los artículos 23 y 25 de este Decreto, los ajustes que correspondan a los respectivos tabuladores, como consecuencia de las reformas aprobadas por el Congreso de la Unión, a la Ley del Impuesto sobre la Renta, las cuales entrarán en vigor el 1 de enero de 2010, y demás disposiciones aplicables.

VIGÉSIMO. Las secretarías de Comunicaciones y Transportes y de Hacienda y Crédito Público podrán realizar las adecuaciones presupuestarias que soliciten las entidades federativas cuando exista la necesidad de reasignar recursos entre proyectos de inversión en una misma entidad federativa.

VIGÉSIMO PRIMERO. Una vez que se modifique el régimen de financiamiento público de los partidos políticos para efectos de reducir la ministración anual prevista en el gasto programable del Instituto Federal Electoral, el presupuesto del ramo autónomo se ajustará en exacta proporción a la reducción aprobada y aplicará únicamente para las ministraciones no devengadas. En ningún caso, la reducción del financiamiento público de los partidos políticos podrá destinarse a otros programas o partidas de ese ramo autónomo. El Instituto Federal Electoral informará a la Secretaría de Hacienda y Crédito Público y a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados de las adecuaciones presupuestarias realizadas, dentro de los 15 días siguientes a aquél en el que entren en vigor las reformas correspondientes. Los excedentes derivados de la reducción del financiamiento público se destinarán a proyectos de inversión en infraestructura. El Ejecutivo Federal, previa opinión de la Comisión de Presupuesto y Cuenta Pública, realizará las asignaciones correspondientes en un plazo no mayor a 20 días, contados a partir de la fecha de presentación del informe de adecuación presupuestal.

VIGÉSIMO SEGUNDO. En caso de que se aprueben reformas que modifiquen las estructuras del Gobierno Federal que ejercen facultades administrativas y de gasto en las entidades federativas, estas, ajustarán sus estructuras a fin de que los ahorros de gasto corriente que eventualmente se generen, se destinarán a proyectos de inversión que cuenten con registro en la cartera de proyectos de inversión de la Secretaría de Hacienda y Crédito Público.

VIGÉSIMO TERCERO. Las dependencias y entidades deberán reducir las estructuras orgánicas y ocupacionales de sus respectivos órganos internos de control, a cuyo efecto tomarán en cuenta las disposiciones jurídicas aplicables y los criterios que emitan las secretarías de Hacienda y Crédito Público y de la Función Pública.

VIGÉSIMO CUARTO. Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios, sólo podrán ser creadas con base en las disposiciones establecidas al respecto en la Alianza para la Calidad de la Educación.

VIGÉSIMO QUINTO. Del presupuesto total asignado al Instituto Federal Electoral para el ejercicio fiscal 2010, podrá destinar recursos para iniciar investigaciones o estudios técnicos que permitan determinar, en el mediano plazo, la viabilidad o no, de utilizar instrumentos electrónicos de votación en los procesos electorales federales, que garanticen la efectividad y autenticidad del sufragio, así como el posible recuento de la votación, sin afectar el principio del secreto al voto.

VIGÉSIMO SEXTO: Los recursos previstos en el Ramo 36 de este presupuesto para el otorgamiento de subsidios a los municipios y el Gobierno del Distrito Federal para la seguridad pública en sus demarcaciones territoriales a que se refiere el artículo 10 de este Decreto y los correspondientes para el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública en términos de sus nuevas atribuciones, serán transferidos por la Secretaría de Seguridad Pública a la Secretaría de Gobernación, de conformidad con las disposiciones aplicables, a efecto de que dicho Secretariado ejerza dichos recursos con cargo al Ramo 04 de este presupuesto.

VIGÉSIMO SÉPTIMO. El Corredor Biológico Mesoamericano - México que actualmente administra la Comisión Nacional para el Conocimiento y Uso de la Biodiversidad (CONABIO) y que actualmente comprende los Estados de Chiapas, Quintana Roo, Yucatán, Campeche, Tabasco, Oaxaca y Veracruz; podrá incluir, sujeto a las disponibilidades presupuestarias, a los Estados de Guerrero y Michoacán.

VIGÉSIMO OCTAVO. Los recursos previstos en el Ramo 04 de este presupuesto como subsidios para la implementación de la Reforma de Justicia Penal en los estados de la república y el Distrito Federal, así como los correspondientes al Consejo de Coordinación para la implementación del Sistema de Justicia Penal, de conformidad con las disposiciones aplicables a efecto de que la asignación de dichos recursos considere lo siguiente:

I. Definir los lineamientos generales aplicables a la asignación de recursos destinados a la implementación del Sistema de Justicia Penal a favor de las Entidades Federativas y el Distrito Federal.

II. Establecer criterios de selección de estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y equipamiento de tal forma que sea garantizada la implementación gradual del Sistema de Justicia Penal.

III. Definir los requisitos que los programas y proyectos presentados por los Tribunales Superiores de Justicia de los estados y del Distrito Federal deben reunir a efecto de que les sean asignados recursos aplicables a la implementación del Sistema de Justicia Penal.

IV. Fijar parámetros de costos que permita crear un catálogo único de precios que homologue los presupuestos requeridos por los Tribunales Superiores de las Entidades Federativas y del Distrito Federal aplicables a gasto de inversión, y

V. Evaluar los avances de la implementación del Sistema de Justicia Penal, a efecto de que el resultado de la misma sea utilizado como referencia para la asignación de recursos en el siguiente ejercicio fiscal.

VIGÉSIMO NOVENO. Para efectos de la aplicación de los programas y de la orientación de los recursos que conforman el PEC, se considerarán las propuestas elaboradas y remitidas a la Comisión de Presupuesto y Cuenta Pública en la fecha en que se dictaminó el Presupuesto de Egresos de la Federación por las Comisiones Unidas del Campo y en los términos de las disposiciones legalmente aplicables.

ANEXO 1. GASTO NETO TOTAL (pesos)

			Monto
A: RAMOS AUTÓNOMOS			**53,094,842,078**
Gasto Programable			
	01	Poder Legislativo	9,549,963,905
		Cámara de Senadores	3,569,947,913
		Cámara de Diputados	4,753,515,992
		Auditoría Superior de la Federación	1,226,500,000
	03	Poder Judicial	34,023,540,217
		Suprema Corte de Justicia de la Nación	4,476,176,131
		Consejo de la Judicatura Federal	27,637,455,886
		Tribunal Electoral del Poder Judicial de la Federación	1,909,908,200
	22	Instituto Federal Electoral	8,631,759,587
	35	Comisión Nacional de los Derechos Humanos	889,578,369
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA			
	40	Instituto Nacional de Estadística y Geografía	8,765,687,413
B: RAMOS ADMINISTRATIVOS			**787,505,784,508**
Gasto Programable			
	02	Presidencia de la República	1,677,840,660
	04	Gobernación	8,370,632,682
	05	Relaciones Exteriores	5,945,357,102
	06	Hacienda y Crédito Público	36,456,348,781
	07	Defensa Nacional	43,632,410,311
	08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	73,368,451,917
	09	Comunicaciones y Transportes	80,262,786,695
	10	Economía	14,354,738,067
	11	Educación Pública	211,186,159,110
	12	Salud	89,892,930,927
	13	Marina	15,991,869,193
	14	Trabajo y Previsión Social	3,677,865,914
	15	Reforma Agraria	5,195,123,145
	16	Medio Ambiente y Recursos Naturales	46,236,202,437
	17	Procuraduría General de la República	11,781,474,057
	18	Energía	3,163,622,338
	20	Desarrollo Social	80,176,891,338
	21	Turismo	3,935,758,535
	27	Función Pública	1,248,758,954
	31	Tribunales Agrarios	750,666,996
	32	Tribunal Federal de Justicia Fiscal y Administrativa	1,719,423,175
	36	Seguridad Pública	32,437,776,662
	37	Consejería Jurídica del Ejecutivo Federal	96,103,099
	38	Consejo Nacional de Ciencia y Tecnología	15,946,592,413
C: RAMOS GENERALES			**1,527,548,719,294**
Gasto Programable			
	19	Aportaciones a Seguridad Social	296,997,690,878
	23	Provisiones Salariales y Económicas	65,822,743,278
	25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	43,844,058,803
	33	Aportaciones Federales para Entidades Federativas y Municipios	419,308,044,004
Gasto No Programable			
	24	Deuda Pública	232,910,980,862
	28	Participaciones a Entidades Federativas y Municipios	441,579,154,109
	29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
	30	Adeudos de Ejercicios Fiscales Anteriores	13,323,600,000
	34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	13,762,447,360
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO			**1,063,041,759,733**
Gasto Programable			
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	107,065,628,933
	GYR	Instituto Mexicano del Seguro Social	320,379,600,000
	TOQ	Comisión Federal de Electricidad	210,459,375,659
	TZZ	Petróleos Mexicanos (Consolidado)	375,934,008,664
Gasto No Programable			
		Costo Financiero, que se distribuye para erogaciones de:	49,203,146,477
	TOQ	Comisión Federal de Electricidad	8,904,710,828
	TZZ	Petróleos Mexicanos (Consolidado)	40,298,435,649
Neteo: Resta de: a) aportaciones ISSSTE del Gobierno Federal y de los Poderes y Ramos Autónomos; b) transferencias a las entidades de control directo en la Administración Pública Federal			**263,624,793,026**
GASTO NETO TOTAL			**3,176,332,000,000**

ANEXO 2. GASTOS OBLIGATORIOS (millones de pesos)

Previsiones para Gastos Obligatorios	**2,089,370.7**

ANEXO 3. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

Proyecto	2010	Posteriores
INFRAESTRUCTURA CARRETERA	**2,323.0**	**5,502.0**
REGIÓN NOROESTE	**620.0**	**2,450.1**
Puertecitos-Laguna de Chapala y Libramiento de Ensenada	130.0	1,230.1
San Luis Río Colorado-Sonoyta-Caborca	490.0	1,220.0
REGIÓN SUR SURESTE	**635.0**	**959.8**
Villahermosa-Escárcega-Xpujil	350.0	509.8
Cafetal-Tulúm-Playa del Carmen	285.0	450.0
REGIÓN OCCIDENTE-NORESTE	**1,018.0**	**910.1**
Durango-Fresnillo	550.0	440.6
Zacatecas-Saltillo	468.0	469.5
REGIÓN SUR SURESTE	**50.0**	**1,182.0**
Acapulco-Zihuatanejo	50.0	1,182.0
INFRAESTRUCTURA HIDRÁULICA	**2,325.5**	**2,314.2**
Túnel Emisor Oriente (TEO)	1,370.8	1,403.5
Presa El Zapotillo	954.7	910.7
INFRAESTRUCTURA TURÍSTICA	**256.1**	**3,206.1**
CIP Costa del Pacífico	256.1	3,206.1
TOTAL	**4,904.6**	**11,022.3**

ANEXO 4. COMPROMISOS PLURIANUALES (millones de pesos)

Previsiones para compromisos plurianuales	**74,615.0**

ANEXO 5. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

5.A. Monto autorizado para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	8,778,120,090	0	8,778,120,090

5.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	359,130,005,526	141,169,087,350	500,299,092,876

5.C. Monto autorizado para proyectos aprobados para ejercicios fiscales anteriores y para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	367,908,125,616	141,169,087,350	509,077,212,966

5.D. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	204,540,800,505	180,175,384,705	143,547,719,449

5.E. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	104,186,494,643	103,255,647,518	82,537,489,207

5.F. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	11,938,038,937	6,325,689,808	18,263,728,745

ANEXO 6. PREVISIONES SALARIALES Y ECONÓMICAS (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
02	Presidencia de la República	27,349,000	0	1,269,962	28,618,962
04	Gobernación	196,652,900	0	8,114,485	204,767,385
05	Relaciones Exteriores	33,553,300	0	3,463,680	37,016,980
06	Hacienda y Crédito Público	626,613,000	0	39,114,210	665,727,210
07	Defensa Nacional	863,186,000	0	23,167	863,209,167
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	274,744,500	0	209,545,635	484,290,135
09	Comunicaciones y Transportes	230,985,100	0	38,919,368	269,904,468
10	Economía	106,877,400	0	10,919,822	117,797,222
11	Educación Pública	2,384,030,800	0	1,272,259,996	3,656,290,796
12	Salud	734,859,700	0	38,676,758	773,536,458
13	Marina	339,138,700	0	68,796,594	407,935,294
14	Trabajo y Previsión Social	66,503,400	0	6,033,722	72,537,122
15	Reforma Agraria	54,655,600	0	6,119,880	60,775,480
16	Medio Ambiente y Recursos Naturales	257,108,700	0	34,071,413	291,180,113
17	Procuraduría General de la República	394,603,700	0	9,921,445	404,525,145
18	Energía	56,923,500	0	1,922,722	58,846,222
20	Desarrollo Social	76,611,300	0	7,746,459	84,357,759
21	Turismo	22,059,600	0	2,594,147	24,653,747
23	Provisiones Salariales y Económicas	0	0	14,331,011,574	14,331,011,574
27	Función Pública	52,374,900	0	1,190,218	53,565,118
31	Tribunales Agrarios	23,237,800	0	1,603,148	24,840,948
32	Tribunal Federal de Justicia Fiscal y Administrativa	38,927,500	0	1,629,408	40,556,908
36	Seguridad Pública	649,681,900	0	65,745,941	715,427,841
37	Consejería Jurídica del Ejecutivo Federal	3,834,600	0	32,109	3,866,709
38	Consejo Nacional de Ciencia y Tecnología	131,940,600	0	22,933,915	154,874,515

ANEXO 6.1. RAMO 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
40	Instituto Nacional de Estadística y Geografía	122,335,230	0	0	122,335,230

ANEXO 7. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LA POBLACIÓN INDÍGENA (millones de pesos)

Ramo	Denominación	Monto
TOTAL		**44,368.3**
06 Hacienda y Crédito Público (CDI)		**7,815.7**
	Acciones para Igualdad de Género con Población Indígena	51.8
	Comunicación Intercultural	91.9
	Fortalecimiento de Capacidades Indígenas	68.2
	Proyectos de inmuebles (oficinas administrativas)	18.1
	Mantenimiento de infraestructura	18.0
	Actividades de Apoyo Administrativo	193.5
	Actividades de Apoyo a la Función Pública y Buen Gobierno	14.6
	Instrumentación de Políticas Transversales con Población Indígena	380.9
	Planeación y Participación Indígena	57.4
	Acciones de control de las unidades centrales y foráneas	422.6
	Programas Albergues Escolares Indígenas (PAEI)	813.4
	Programa de Infraestructura Básica para la Atención de los Pueblos Indígenas (PIBAI)	4,738.9
	Programa Fondos Regionales Indígenas (PFRI)	254.1
	Programa Organización Productiva para Mujeres Indígenas (POPMI)	255.0
	Programa Promoción de Convenios en Materia de Justicia (PPCMJ)	37.0
	Programa de Fomento y Desarrollo de las Culturas Indígenas (PFDCI)	23.7
	Programa Turismo Alternativo en Zonas Indígenas (PTAZI)	170.0
	Programa de Coordinación para el Apoyo a la Producción Indígena (PROCAPI)	145.0
	Proyectos para la Atención a Indígenas Desplazados (Indígenas urbanos y migrantes desplazados)	20.0
	Apoyo a proyectos de comunicación indígena	4.0
	Atención a Tercer Nivel	17.1
	Manejo y Conservación de Recursos Naturales en Zonas Indígenas	10.0
	Excarcelación de Presos Indígenas	10.5

08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**2,288.3**
	PROCAMPO para Vivir Mejor	1,750.5
	Programa para la Adquisición de Activos Productivos	150.0
	Programa de Apoyo a Contingencias Climatológicas	160.0
	Programa de Uso Sustentable de Recursos Naturales para la Producción Primaria	36.1
	Programa de Soporte	191.6
09 Comunicaciones y Transportes		**971.4**
	Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales	546.3
	Programa de Empleo Temporal (PET)	425.1
10 Economía		**28.5**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	13.5
	Programa Nacional de Financiamiento al Microempresario	15.0
11 Educación Pública		**6,127.0**
	Impulso al desarrollo de la cultura	6.4
	Normar los servicios educativos	66.3
	Proyectos de infraestructura social de educación	30.3
	Diseño y aplicación de la política educativa	46.8
	Fortalecimiento a la educación y la cultura indígena	83.4
	Programa de Educación inicial y básica para la población rural e indígena	154.1
	Programa de Desarrollo Humano Oportunidades	5,039.9
	Acciones Compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica (CONAFE)	300.5
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	19.9
	Programa Asesor Técnico Pedagógico	100.8
	Programa para el Fortalecimiento del Servicio de la Educación Telesecundaria	28.6
	Fortalecimiento a las acciones asociadas a la educación indígena	250.0
12 Salud		**2,626.5**
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	2.2
	Cooperación internacional en salud	6.0
	Programa Comunidades Saludables	10.2
	Programa de Desarrollo Humano Oportunidades	845.7
	Caravanas de la Salud	74.1
	Seguro Popular	1,688.4
15 Reforma Agraria		**276.9**
	Programa de la Mujer en el Sector Agrario (PROMUSAG)	137.1
	Fondo de Apoyo para Proyectos Productivos (FAPPA)	139.9
16 Medio Ambiente y Recursos Naturales		**456.5**
	Definición de la normatividad para la política ambiental e identificación y diseño de instrumentos de fomento en apoyo al desarrollo sustentable.	4.0
	Proárbol-Programa de Desarrollo Forestal (PRODEFOR)	62.8
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	35.0
	Programa de Empleo Temporal (PET)	85.9
	ProÁrbol-Programa de Conservación y Restauración de Ecosistemas Forestales (PROCOREF)	96.7
	ProÁrbol-Proyectos de Conservación y Restauración	70.4
	ProÁrbol-Promoción de la producción y la productividad de los ecosistemas forestales de manera sustentable	101.9
Comisión Nacional del Agua		**157.5**
	Infraestructura para la Protección de Centros de Población y Áreas Productivas	2.1
	Infraestructura de Temporal	1.7
	Infraestructura de Riego	9.0
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales	144.8
19 Aportaciones a Seguridad Social		**1,846.9**
	Programa IMSS-Oportunidades	1,846.9
20 Desarrollo Social		**16,205.5**
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	16.2
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	903.2
	Programa de Opciones Productivas	98.4
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	27.0
	Programa de Ahorro y Subsidio para la Vivienda Tu Casa	464.4
	Programa 3 x 1 para Migrantes	9.3
	Programa de Atención a Jornaleros Agrícolas	117.8
	Programa de Coinversión Social	15.4
	Programa de Empleo Temporal (PET)	297.5
	Programa de Desarrollo Humano Oportunidades	7,551.9
	Programa de Vivienda Rural	24.5
	Programa de Apoyo Alimentario	1,057.4
	Programa de estancias infantiles para apoyar a madres trabajadoras	132.2
	Programa 70 y más	4,764.0
	Programa para el Desarrollo de Zonas Prioritarias	726.3
33 Aportaciones Federales para Entidades Federativas y Municipios		**5,560.2**
35 Comisión Nacional de Derechos Humanos		**7.3**
	Gestionar asuntos sobre beneficios de libertad anticipada para indígenas	1.7
	Promover los Derechos Humanos de los pueblos y las comunidades indígenas	5.6

ANEXO 8. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Vertiente	Descripción	Monto
	TOTAL	**269,078.6**
	1. Programa de financiamiento y aseguramiento al medio rural	**2,968.1**
Financiera	**Ramo 06 Hacienda y Crédito Público**	**2,968.1**
	AGROASEMEX	809.6
	FINANCIERA RURAL	1,028.5
	BANSEFI	150.0
	Fondo de Capitalización e Inversión del Sector Rural (FOCIR)	180.0
	FIRA (Fideicomisos Instituidos en Relación con la Agricultura)	800.0
	2. Programa para la adquisición de activos productivos	**15,358.4**
Competitividad	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**12,647.0**
	Activos productivos tradicional	9,477.0
	Agrícola Tradicional	4,519.4
	Competitividad ramas estratégicas agrícola	1,290.0
	Maíz	700.0
	Frijol	120.0
	Trigo	70.0
	Sorgo	80.0
	Arroz	30.0
	Caña de Azúcar	170.0
	Café	120.0
	Competitividad de ramas no stratégicas	662.0
	Oleaginosas	*35.0*
	Nuez	12.0
	Cártamo	6.0
	Palma de Aceite	5.0
	Soya	5.0
	Otros	7.0
	Cultivos y Plantaciones Industriales	29.0
	Cebada	15.0
	Vainillas	4.0
	Hule	7.0
	Tabaco	2.0
	Henequén	1.0
	Frutas Tropicales	*133.0*
	Mango	18.0
	Coco	7.0
	Cítricos	55.0
	Plátano	10.0
	Papaya	10.0
	Melón	6.0
	Piña	8.0
	Guayaba	4.0
	Otros	15.0
	Frutas Templadas	*70.0*
	Durazno	15.0
	Manzana	15.0
	Aguacate	15.0
	Fresa	10.0
	Otros	15.0
	Productos de Semidesierto	125.0
	Nopal y Maguey	25.0
	Agaves	100.0
	Otros	*270.0*
	Diversos	250.0
	Ornamentales	20.0
	Ganadero Tradicional	2,553.1
	Apicultura	60.0
	Carne de Ovinos y Caprinos	250.0
	Infraestructura a ovinos y caprinos	30.0
	Leche de Caprinos	25.0
	Otros	70.0
	Competitividad de ramas estratégicas	*1,055.0*
	Huevo	10.0
	Leche	300.0
	Cárnicos	745.0
	Bovinos	600.0
	Porcinos	120.0
	Aves	25.0

	Pesca Tradicional	819.5
	Programa Normal	200.0
	Acuacultura y otros	35.0
	Competitividad de ramas estratégicas	150.0
	Pescado	150.0
	Desarrollo Rural	1,585.0
	Programas Estratégicos	3,170.0
	Recría Pecuaria	380.0
	Programa Normal	100.0
	Semen Sexado	80.0
	Fomento Productivo de Café	500.0
	Acuacultura, sustitución de motores y otros	440.0
	PROMAF	750.0
	Programa Especial para la Seguridad Alimentaria (PESA)	1,100.0
	Programa Especial Integral de Competitividad de Ramas Productivas Basicas y Abasto del Mercado Interno	0.0
Competitividad	**Ramo 10 Economía**	**1,023.4**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	198.4
	Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)	770.0
	Programa Nacional de Financiamiento al Microempresario (PRONAFIM)	55.0
Competitividad	**Ramo 15 Reforma Agraria**	**1,553.0**
	Fondo de Apoyo para Proyectos Productivos (FAPPA)	773.0
	Programa de la Mujer en el Sector Agrario (PROMUSAG)	780.0
Competitividad	**Ramo 21 Turismo**	**135.0**
	Ecoturismo y Turismo Rural	135.0
	3. Programa de Apoyos Directos al Campo (PROCAMPO para Vivir Mejor)	**16,150.0**
Competitividad	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**16,150.0**
	PROCAMPO para Vivir Mejor	16,150.0
	4. Programa de inducción y desarrollo del financiamiento al medio rural	**6,139.2**
Competitividad	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**5,654.0**
	Garantías y Otros Apoyos	1,550.0
	Riesgo Compartido	1,954.0
	PROVAR	400.0
	FIMAGO (esquema de activos productivos)	700.0
	Apoyo a intermediarios financieros	0.0
	Fondo para la Administración de Riesgos de Precios Agropecuarios	350.0
	Trópico Húmedo	800.0
	Apoyo a la Adquisición de Fertilizantes (operado SAGARPA - PEMEX)	1,000.0
Competitividad	**Ramo 15 Reforma Agraria**	**458.3**
	Joven Emprendedor Rural y Fondo de Tierras	458.3
Competitividad	**Ramo 20 Desarrollo Social**	**26.9**
	Fondo Nacional de Fomento a las Artesanías (FONART)	26.9
	5. Programa de atención a problemas estructurales	**12,400.1**
Competitividad	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**12,400.1**
	Diesel agropecuario	1,687.6
	Diesel marino	651.2
	Gasolina ribereña	111.3
	Apoyo al ingreso objetivo y a la comercialización	9,950.0
	Ingreso Objetivo	600.0
	Comercialización	4,600.0
	Ganadería por Contrato	250.0
	6. Programa soporte	**7,321.1**
Competitividad	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**6,284.0**
	Sanidades e inocuidad	3,953.9
	Sistema Nacional de Información para el Desarrollo Rural Sustentable	200.0
	Asistencia técnica y capacitación (incluye 150 mdp PESA + 240 mdp de Ampliación = 390 mdp)	1,177.1
	Planeación y prospectiva	45.0
	Promoción de exportaciones y ferias	120.0
	Desarrollo de Mercados	40.0
	Innovación, transferencia de tecnología e información	300.0
	Programa de inspección y vigilancia pesquera	80.0
	Competitividad de ramas no estratégicas	368.0
	Oleaginosas	45.0
	Nuez	15.0
	Cártamo	10.0
	Palma de Aceite	10.0
	Soya	5.0
	Otros	5.0
	Cultivos y Plantaciones Industriales	44.0
	Cebada	20.0
	Vainillas	5.0
	Hule	10.0
	Tabaco	3.0
	Henequén	3.0
	Otros	3.0

	Frutas Tropicales	133.0
	Mango	18.0
	Coco	10.0
	Cítricos	50.0
	Plátano	10.0
	Papaya	15.0
	Melón	9.0
	Piña	8.0
	Guayaba	8.0
	Otros	5.0
	Frutas Templados	33.0
	Durazno	7.0
	Manzana	10.0
	Aguacate	10.0
	Fresa	3.0
	Otros	3.0
	Productos de Semidesierto	55.0
	Nopal y Maguey	5.0
	Agaves	50.0
	Otros	58.0
	Diversos	50.0
	Ornamentales	8.0
Competitividad	**Ramo 40 INEG**	**1,037.1**
	Censo General de Población y Vivienda 2010	964.3
	Censos Económicos	72.8
	7. Programa de atención a contingencias climatológicas	**900.0**
Competitividad	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**900.0**
	Atención a Contingencias Climatológicas	900.0
	8. Programas de fortalecimiento a la organización rural	**848.4**
Competitividad	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**570.8**
	Apoyo a organizaciones sociales	400.0
	Sistemas Producto	170.8
Competitividad	**Ramo 15 Reforma Agraria**	**178.1**
	Apoyo a organizaciones sociales	178.1
	Junta de Pobladores	0.0
Competitividad	**Ramo 20 Desarrollo Social**	**99.5**
	Coinversión Social Ramo 20	99.5
	9. Programas de educación	**30,896.3**
Educativa	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**2,569.0**
	CSAEGRO	56.6
	Colegio de Postgraduados	843.2
	Universidad Autónoma Chapingo	1,669.2
Educativa	**Ramo 11 Educación Pública**	**28,327.3**
	Educación Agropecuaria	4,850.2
	Programa Educativo Rural	205.0
	Universidad Autónoma Agraria Antonio Narro	682.3
	Oportunidades	17,773.6
	Desarrollo de Capacidades	4,816.2
	10. Programa de uso sustentable de recursos naturales para la producción primaria	**16,706.6**
Medio Ambiente	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**9,182.1**
	Conservación y uso sustentable de suelo y agua (incluye 150 mdp PESA + 90 mdp de ampliación = 240 mdp)	2,070.9
	Programa Ganadero (PROGAN)	3,950.0
	Recursos biogenéticos y biodiversidad	150.0
	Bioenergía y fuentes alternativas	1,100.0
	Pesca	61.2
	Reconversión productiva	600.0
	Tecnificación de riego	1,250.0
Medio Ambiente	**Ramo 16 Medio Ambiente y Recursos Naturales**	**7,524.5**
	Protección al medio ambiente en el medio rural	2,190.0
	Áreas Naturales Protegidas	721.2
	PROFEPA	186.8
	Vida Silvestre	115.1
	Desarrollo Regional Sustentable	160.0
	PET (Incendios Forestales)	380.0
	Otros de Medio Ambiente	626.9
	Forestal (Incluye Proárbol con 270 mdp para Macizo Boscoso)	5,334.5
	11. Programa de mejoramiento de condiciones laborales en el medio rural	**2,485.5**
Laboral	**Ramo 04 Gobernación**	**300.0**
	Fondo para Pago de Adeudos a Braceros Rurales del 42 al 64	300.0
Laboral	**Ramo 09 Comunicaciones y Transportes**	**1,700.0**
	PET	1,700.0

Laboral	**Ramo 14 Trabajo y Previsión Social**	**157.7**
	Trabajadores Agrícolas Temporales	157.7
Laboral	**Ramo 20 Desarrollo Social**	**327.8**
	PET	327.8
	12. Programa de atención a la pobreza en el medio rural	**55,914.8**
Social	**Ramo 05 Relaciones Exteriores**	**75.0**
	Atención a migrantes	75.0
Social	**Ramo 06 Hacienda y Crédito Público**	**7,815.7**
	Atención a Indígenas (CDI)	7,815.7
Social	**Ramo 20 Desarrollo Social**	**48,024.1**
	Atención a la población	48,024.1
	Programa 70 y más	11,551.1
	Programa para el Desarrollo de Zonas Prioritarias	1,446.7
	Jornaleros Agrícolas	173.7
	Vivienda Rural (Incluye "tu casa" -rural-)	958.2
	Programa de Apoyo Alimentario	3,224.3
	Programa de Abasto Rural a cargo de Diconsa S. A. de C. V	1,806.5
	Reserva Estrategica de Alimentos	0.0
	Programa de Desarrollo Humano Oportunidades	28,863.6
	13. Programa de infraestructura en el medio rural	**62,026.4**
Infraestructura	**Ramo 09 Comunicaciones y Transportes**	**17,598.8**
	Infraestructura	17,598.8
	Caminos Rurales	17,598.8
Infraestructura	**Ramo 16 Medio Ambiente y Recursos Naturales**	**13,567.2**
	Infraestructura Hidroagrícola	7,369.6
	IMTA	236.9
	Programas Hidráulicos	5,960.7
Infraestructura	**Ramo 23 Provisiones Salariales y Económicas**	**420.0**
	Fondo de apoyo para el desarrollo rural sustentable	420.0
Infraestructura	**Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios**	**30,440.4**
	14. Programa de atención a las condiciones de salud en el medio rural	**27,387.3**
Salud	**Ramo 12 Salud**	**19,787.3**
	Salud en población rural	19,787.3
	Programa de Desarrollo Humano Oportunidades	3,570.0
	Desarrollo de Capacidades	316.3
	Sistema de Protección Social en Salud (SPSS)	15,901.0
Salud	**Ramo 19 Aportaciones a Seguridad Social**	**7,600.0**
	IMSS-Oportunidades	7,300.0
	Seguridad Social Jornaleros Cañeros	0.0
	Seguridad Social Cañeros	300.0
	15. Programa para la atención de aspectos agrarios	**1,341.3**
Agraria	**Ramo 15 Reforma Agraria**	**1,341.3**
	Atención de aspectos agrarios	1,341.3
	Conflictos Agrarios y Obligaciones Jurídicas	1,085.0
	Fondo de Apoyo para los Núcleos Agrarios sin Regularizar (FANAR)	17.0
	Archivo General Agrario	239.3
	16. Gasto administrativo	**10,235.1**
Administrativa	**Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**7,683.1**
	Dependencia	3,998.8
	CONAZA	50.3
	FEESA	9.5
	FIRCO	262.4
	INIFAP	1,132.1
	INCA RURAL	34.7
	SENASICA (incluye obra pública de inspección)	629.3
	SIAP	113.8
	SNICS	12.5
	ASERCA	326.5
	INPESCA	237.6
	CONAPESCA	867.3
	Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar	8.3
Administrativa	**Ramo 15 Reforma Agraria**	**1,776.9**
	Dependencia	568.5
	Procuraduría Agraria	727.0
	Registro Agrario Nacional	481.4
Administrativa	**Ramo 31 Tribunales Agrarios**	**775.1**

Las sumas parciales pueden no coincidir con los subtotales debido a que estos incluyen ampliaciones.

ANEXO 9. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Erogaciones de las dependencias y entidades destinadas al Programa de Ciencia, Tecnología e Innovación	**44,407,970,779.0**

ANEXO 10. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (millones de pesos)

Ramo	Programa Presupuestario	Monto
TOTAL		**10,920.7**
03 Poder Judicial		**68.0**
	Otras Actividades	68.0
04 Gobernación		**135.7**
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	123.7
	Operación del Sistema Nacional de Protección Civil	5.0
	Divulgación de las acciones en materia de derechos humanos	2.0
	Conducción de la política de comunicación social	5.0
05 Relaciones Exteriores		**5.0**
	Protección y asistencia consular	5.0
06 Hacienda y Crédito Público		**2,164.0**
	Acciones para Igualdad de Género con Población Indígena	51.8
	Fortalecimiento de capacidades indígenas	25.0
	Actividades de apoyo administrativo	25.7
	Actividades de apoyo a la función pública y buen gobierno	7.3
	Promoción y coordinación de las acciones para la equidad de género	361.6
	Fortalecimiento a la transversalidad de la perspectiva de género	200.0
	Programa de esquema de financiamiento y subsidio federal para vivienda	1,237.5
	Programa Organización Productiva para Mujeres Indígenas (POPMI)	255.0
07 Defensa Nacional		**100.0**
	Capacitación y sensibilización para efectivos en perspectiva de género	100.0
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**3.0**
	Registro, Control y Seguimiento de los Programas Presupuestarios	3.0
10 Economía		**518.1**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	198.4
	Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)	174.7
	Programa Nacional de Financiamiento al Microempresario (PRONAFIM)	145.0
11 Educación		**267.3**
	Diseño y aplicación de políticas de equidad de género	63.8
	Diseño y aplicación de la política educativa	35.0
	Programa Fondo de Modernización para la Educación Superior (FOMES)	14.5
	Programa Becas de apoyo a la Educación Básica de Madres Jóvenes y Jóvenes Embarazadas	52.2
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	71.8
	Programa del Sistema Nacional de Formación Continua y Superación Profesional de Maestros de Educación Básica en Servicio	30.0
12 Salud		**2,635.7**
	Formación de recursos humanos especializados para la salud (Hospitales)	12.2
	Investigación y desarrollo tecnológico en salud	63.7
	Prestación de servicios en los diferentes niveles de atención a la salud	542.2
	Prevención y atención contra las adicciones	20.0
	Calidad en Salud e Innovación	11.5
	Promoción de la salud, prevención y control de enfermedades crónico degenerativas	9.0
	Prevención y atención de VIH/SIDA y otras ITS	56.6
	Atención a la Salud Reproductiva y la Igualdad de Género en Salud	692.4
	Reducción de la Mortalidad Materna	259.5
	Prevención contra la obesidad	162.4
	Programas de Atención a Familias y Población Vulnerable	382.0
	Programa de estancias infantiles para apoyar a madres trabajadoras	124.3
	Programa para prevención y atención del cancer cérvico-uterino	300.0
14 Trabajo y Previsión Social		**39.2**
	Procuración de Justicia Laboral	20.6
	Fomento de la equidad de género y la no discriminación en el mercado laboral	18.6
15 Reforma Agraria		**785.0**
	Implementación de políticas enfocadas al medio agrario	5.0
	Programa de la Mujer en el Sector Agrario (PROMUSAG)	780.0

16 Medio Ambiente y Recursos Naturales		**147.7**
	Definición de la normatividad para la política ambiental e identificación y diseño de instrumentos de fomento en apoyo al desarrollo sustentable	9.5
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	52.0
	Programa de Empleo Temporal (PET)	86.3
17 Procuraduría General de la República		**113.7**
	Combate a delitos del fuero federal	88.8
	Combate a la delincuencia organizada	10.0
	Promoción del respeto a los derechos humanos	14.9
19 Aportaciones a Seguridad Social		**1.8**
	Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana	1.8
20 Desarrollo Social		**3,827.2**
	Programa Hábitat	212.8
	Programa de Ahorro y Subsidio para la Vivienda Tu Casa	647.9
	Programa de Coinversión Social	62.9
	Programa de Vivienda Rural	17.3
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	196.8
	Programa de estancias infantiles para apoyar a madres trabajadoras	2,643.1
	Rescate de espacios públicos	46.3
21 Turismo		**7.3**
	Establecer y conducir la política de turismo	7.3
22 Instituto Federal Electoral		**5.5**
	Capacitar y educar para el ejercicio democrático de la ciudadanía	5.5
35 Comisión Nacional de los Derechos Humanos		**17.2**
	Atender asuntos de la mujer, la niñez y la familia	4.2
	Promover, divulgar, dar seguimiento, evaluar y monitorear la política nacional en materia de igualdad entre mujeres y hombres	13.0
36 Seguridad Pública		**25.3**
	Fomento de la cultura de la participación ciudadana en la prevención del delito en el marco de la Equidad y Género (Cumplimiento a la LGAMVLV)	25.3
38 CONACYT		**20.0**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación	20.0
40 INEG		**34.1**
	Producción y difusión de información estadística y geográfica de interés nacional	34.1
GYR IMSS 1/		**8,809.4**
	Servicios de guardería	8,270.5
	Atención a la salud reproductiva	538.9
GYN ISSSTE 1/		**205.1**
	Control del Estado de Salud de la Embarazada	197.0
	Equidad de Género	8.1

1/ El presupuesto no suma en el total por ser recursos propios.

ANEXO 11. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

TOTAL	**295,876,574,699**
Costo financiero de la deuda del Gobierno Federal incluido en el Ramo General 24 Deuda Pública	232,910,980,862
Costo financiero de la deuda de las entidades incluidas en el Anexo 1.D de este Decreto	49,203,146,477
Erogaciones incluidas en el Ramo General 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el Ramo General 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	13,762,447,360
Obligaciones incurridas a través de los programas de apoyo a deudores	2,434,947,360
Obligaciones surgidas de los programas de apoyo a ahorradores	11,327,500,000

ANEXO 12. PROGRAMAS DEL RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

	Monto
Programa Salarial	**26,330,113,278**
Provisiones Económicas	**902,000,000**
Fondo de Desastres Naturales (FONDEN)	150,000,000
Fondo para la Prevención de Desastres Naturales (FOPREDEN)	300,000,000
Comisiones y pago a CECOBAN	452,000,000
Otras Provisiones Económicas	**32,290,030,000**
Programas Regionales	550,000,000
Fondo de Apoyo para el Desarrollo Rural Sustentable	420,000,000
Fondo Regional	5,500,000,000
Chiapas, Guerrero y Oaxaca	2,750,000,000
7 Estados restantes	2,750,000,000
Fondo de Modernización de los Municipios	500,000,000
Fondo de Pavimentación a Municipios	2,085,030,000
Fondo de Inversión para Entidades Federativas	13,500,000,000
Fondos Metropolitanos:	7,455,000,000
Zona Metropolitana del Valle de México	3,195,228,779
Zona Metropolitana de la Ciudad de Guadalajara	919,839,183
Zona Metropolitana de la Ciudad de Monterrey	775,231,066
Zona Metropolitana de la Ciudad de León	342,920,126
Zona Metropolitana de Puebla-Tlaxcala	315,623,081
Zona Metropolitana de la Ciudad de Querétaro	169,150,530
Zona Metropolitana de la Laguna	391,178,122
Zona Metropolitana de la Ciudad de Acapulco	66,805,061
Zona Metropolitana de la Ciudad de Aguascalientes	95,860,989
Zona Metropolitana de la Ciudad de Cancún	95,860,989
Zona Metropolitana de la Ciudad de Mérida	67,777,521
Zona Metropolitana de la Ciudad de Oaxaca	56,157,114
Zona Metropolitana de la Ciudad de Tijuana	86,157,114
Zona Metropolitana de la Ciudad de Tuxtla Gutiérrez	56,157,114
Zona Metropolitana de Veracruz	49,379,362
Zona Metropolitana de la Ciudad de Villahermosa	44,536,707
Zona Metropolitana de Juárez	41,953,663
Zona Metropolitana de Saltillo	49,379,362
Zona Metropolitana de Colima-Villa de Álvarez	31,953,663
Zona Metropolitana de Pachuca	60,999,769
Zona Metropolitana de Tula	49,379,362
Zona Metropolitana de Puerto Vallarta	49,379,362
Zona Metropolitana de Tepic	31,953,663
Zona Metropolitana de San Luis Potosí-Soledad de G.S.	31,953,663
Zona Metropolitana de Tampico	40,666,512
Zona Metropolitana de Reynosa-Río Bravo	31,953,663
Zona Metropolitana de Tlaxcala-Apizaco	18,398,159
Zona Metropolitana de Xalapa	31,953,663
Zona Metropolitana de Toluca	111,351,590
Zona Metropolitana de Hermosillo	51,953,683
Zona Metropolitana de Chihuahua	41,953,683
Zona Metropolitana de Mexicali	51,953,683
Apoyo Presa Francisco J. Múgica	300,000,000
Programa de Fiscalización Gasto Federalizado (PROFIS)	330,000,000
Fondo de Apoyo a Migrantes	100,000,000
Seguridad y Logística	950,000,000
Presupuesto Basado en Resultados-Sistema de Evaluación del Desempeño	600,000,000
Gastos Asociados a Ingresos Petroleros	**6,300,600,000**
TOTAL	**65,822,743,278**

ANEXO 13. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	Monto
Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	12,001,614,400
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	31,842,444,403
TOTAL	**43,844,058,803**

ANEXO 14. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	Monto
Fondo de Aportaciones para la Educación Básica y Normal	234,357,706,491
Fondo de Aportaciones para los Servicios de Salud	53,100,077,838
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	41,386,542,500
Estatal	5,016,048,951
Municipal	36,370,493,549
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	42,417,895,139
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	13,475,458,238
Asistencia Social	6,146,227,311
Infraestructura Educativa	7,329,230,927
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	4,477,099,998
Educación Tecnológica	2,662,608,819
Educación de Adultos	1,814,491,179
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	6,916,800,000
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	23,176,463,800
TOTAL	**419,308,044,004**

ANEXO 15. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	7,189,066,800	750,000,000	4,062,547,600	12,001,614,400
	Ramo	700,645,000	0	713,705,900	1,414,350,900
	Fondo de Aportaciones para la Educación Básica y Normal	6,348,729,200	750,000,000	3,316,813,500	10,415,542,700
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	139,692,600	0	32,028,200	171,720,800
33	Aportaciones Federales para Entidades Federativas y Municipios	1,166,672,500	0	107,805,338	1,274,477,838
	Fondo de Aportaciones para los Servicios de Salud	1,166,672,500	0	107,805,338	1,274,477,838

La creación de plazas prevista en este anexo se sujetará a lo establecido en la Alianza por la Calidad de la Educación.

ANEXO 16. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN

ANEXO 16.1. ADMINISTRACIÓN PÚBLICA FEDERAL

ANEXO 16.1.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total 1/	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando:						
Presidente de la República		152,305		51,594		203,899
Secretaría de Estado		149,820		51,021		200,841
Subsecretaría de Estado	107,314	149,569	37,973	51,020	145,287	200,589
Oficialía Mayor	107,314	145,838	37,973	49,875	145,287	195,713
Jefatura de Unidad	88,657	145,444	32,305	49,780	120,962	195,224
Dirección General y Coordinación General	74,514	140,753	27,964	48,359	102,478	189,112
Dirección General Adjunta	55,567	113,943	21,748	40,031	77,315	153,974
Dirección de Área	32,824	85,703	13,180	31,298	46,004	117,001
Subdirección de Área	17,097	36,621	8,184	14,340	25,281	50,961
Jefatura de Departamento	12,570	23,620	6,641	10,100	19,211	33,720
Personal de enlace	7,035	14,917	4,798	7,112	11,833	22,029
Personal operativo	3,938	7,111	4,240	5,124	8,178	12,235
Personal de Categorías:						
Servicio Exterior Mexicano	7,035	74,514	4,798	27,964	11,833	102,478
Educación	419	43,854	810	38,878	1,229	82,732
Rama Médica, Paramédica y Grupos Afines	5,834	34,589	6,007	18,151	11,841	52,740
Investigación Científica y Desarrollo Tecnológico	5,524	22,012	8,359	28,735	13,883	50,747
Seguridad Pública	6,583	23,238	5,181	49,102	11,764	72,340
Procuración de Justicia	9,694	76,815	4,013	7,883	13,707	84,698
Gobierno	11,359	15,077	5,605	7,313	16,964	22,390
Fuerzas Armadas	4,876	141,991	3,596	41,671	8,472	183,662

1/ Incluye los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo, gratificación de fin de año y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Administración Pública Federal, una vez aplicadas las disposiciones fiscales.

Estos montos no incluyen la potenciación del seguro de vida institucional y el pago extraordinario por riesgo que solamente se otorga a los servidores públicos cuyo desempeño pone en riesgo la seguridad o salud de los mismos.

ANEXO 16.1.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES, pesos)

Personal que recibe potenciación del seguro de vida institucional y pago extraordinario por riesgo

Denominación	Plazas	Importe mensual total unitario	
		Mínimo	Máximo
TOTAL	**871**		
Personal civil	**394**		
Presidente de la República	1	41,884 */	
Secretario de Estado	9	11,260	41,201
Subsecretario de Estado u homólogo	29	8,049	41,131
Oficial Mayor u homólogo	11	8,049	40,105
Jefe de Unidad u homólogo	57	6,649	39,997
Director General u homólogo	119	5,589	38,707
Director General Adjunto u homólogo	58	4,167	31,335
Director de Área u homólogo	34	2,462	23,569
Subdirector de Área u homólogo	71	1,282	10,071
Jefe de Departamento u homólogo	5	942	6,496
Personal militar	**477**	942	41,201

*/ Corresponde a la potenciación del seguro vida institucional y al pago extraordinario por riesgo, el cual equivale al 25% de la percepción ordinaria mensual, por concepto de sueldos y salarios, en los términos del artículo 22, fracción II, inciso b), de este Decreto, conforme al cual el límite máximo es el equivalente al 30 por ciento de la referida percepción.

ANEXO 16.1.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,949,392**
Impuesto sobre la renta retenido (28%) */	**1,063,710**
Percepción bruta anual	**4,013,103**
I. Percepciones ordinarias:	**3,324,819**
a) Sueldos y salarios:	2,502,851
i) Sueldo base	489,192
ii) Compensación garantizada	2,013,659
b) Prestaciones:	821,968
i) Aportaciones a seguridad social	43,880
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1/	12,823
iii) Prima vacacional	13,589
iv) Aguinaldo (sueldo base)	54,355
v) Gratificación de fin de año (compensación garantizada)	306,397
vi) Prima quinquenal (antigüedad)	N/A
vii) Ayuda para despensa 2/	0
viii) Seguro de vida institucional	34,790
ix) Seguro colectivo de retiro 2/	0
x) Seguro de gastos médicos mayores	13,386
xi) Seguro de separación individualizado	342,749
xii) Apoyo económico para adquisición de vehículo 3/	0
II. Percepciones extraordinarias:	**688,284**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo 4/	688,284

*/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta y las disposiciones publicadas el 10 de febrero de 2009 en el Diario Oficial de la Federación.

1/ Conforme a la nueva Ley del ISSSTE se incluye esta prestación a partir de 2010.

2/ El Presidente de la República decidió no hacer uso de esta prestación.

3/ El Presidente de la República no recibe esta prestación en virtud de los servicios de seguridad que le son proporcionados en razón de su investidura.

4/ Corresponde a la potenciación del seguro vida institucional y al pago extraordinario por riesgo, el cual equivale al 25% de la percepción ordinaria mensual, por concepto de sueldos y salarios, en los términos del artículo 22, fracción II, inciso b), de este Decreto, conforme al cual el límite máximo es el equivalente al 30 por ciento de la referida percepción.

ANEXO 16.2. CÁMARA DE SENADORES

ANEXO 16.2.1. LÍMITES DE LA PERCEPCION ORDINARIA TOTAL EN LA CÁMARA DE SENADORES (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total 1/	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		125,835		53,333		179,169
Coordinador / Contralor / Tesorero / Secretario/ Técnico Organo de Gobierno	104,136	124,161	45,119	52,688	149,255	176,849
Director General	81,588	98,098	36,569	42,790	118,157	140,888
Jefe de Unidad	66,102	74,251	30,529	33,582	96,631	107,833
Director de Área	42,421	64,784	21,460	29,799	63,881	94,583
Subdirector de Área	30,446	41,430	16,309	20,308	46,756	61,738
Jefe de Departamento	21,161	29,086	12,328	15,413	33,488	44,498
Personal operativo de confianza	15,851	17,628	7,500	7,961	23,352	25,589
Personal operativo de base	4,752	6,175	16,211	16,668	20,963	22,843

Refleja los límites mínimos y máximos de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2009, en función del puesto que ocupen.

1/ Incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo, gratificación de fin de año y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales. Estos montos no incluyen el pago del Seguro de Separación Individualizada que se otorga a los servidores públicos de mando.

ANEXO 16.2.2. LÍMITES DE PAGO POR RIESGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario 1/	
		Mínimo	Máximo
Total Puestos	**324**		
Secretario General	2		199,197
Coordinador / Contralor / Tesorero	10	163,956	196,280
Director General	19	127,425	154,242
Jefe de Unidad	17	102,145	115,502
Director de Área	68	63,860	100,108
Subdirector de Área	100	44,125	62,207
Jefe de Departamento	108	29,672	42,153

1/ Corresponde al Estímulo de cumplimiento de metas de acuerdo con la normatividad establecida autorizada por los Órganos de Gobierno.

ANEXO 16.2.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCION SENADOR DE LA REPÚBLICA (pesos)

	Remuneración Recibida 1/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,019,116**
Impuesto sobre la renta retenido (28%) */	**680,527**
Percepción bruta anual	**2,699,643**
I. Percepciones ordinarias:	**2,699,643**
a) Sueldos y salarios:	2,057,328
i) Sueldo base 2/	2,057,328
ii) Compensación garantizada	N/A
b) Prestaciones:	642,315
i) Aportaciones a seguridad social	39,742
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	N/A
iii) Prima vacacional	N/A
iv) Aguinaldo (sueldo base)	233,802
v) Gratificación de fin de año (compensación garantizada)	N/A
vi) Prima quinquenal (antigüedad)	N/A
vii) Ayuda para despensa	N/A
viii) Seguro de vida institucional	58,840
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores 3/	24,191
xi) Seguro de separación individualizado	285,740
xii) Apoyo económico para adquisición de vehículo	N/A
II. Percepciones extraordinarias:	
a) Pago por riesgo y potenciación de seguro de vida	N/A

*/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicada en el Diario Oficial de la Federación del 10 de febrero de 2009

1/ Corresponde a las percepciones para 2009

2/ Dieta

3/ Corresponde a la prima anual individual para un promedio de edad ubicado en el rango de 50-54 años.

ANEXO 16.2.4 REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ÓRGANICA DE SECRETARIO GENERAL (pesos)

	Remuneración Recibida 1/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,349,219**
Impuesto sobre la renta retenido (26.3%) */	**838,324**
Percepción bruta anual	**3,187,543**
I. Percepciones ordinarias:	**2,917,263**
a) Sueldos y salarios:	2,048,880
i) Sueldo base	207,818
ii) Compensación garantizada	1,841,062
b) Prestaciones:	868,383
i) Aportaciones a seguridad social	35,796
ii) Prima vacacional	6,927
iii) Aguinaldo (sueldo base)	23,091
iv) Gratificación de fin de año	432,216
v) Vales de fin de año	8,000
vi) Vales de despensa mensuales	12,000
vii) Seguro de vida institucional	36,880
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	24,798
x) Seguro de separación individualizado	284,567
xi) Sistema de ahorro para el retiro	3,946
II. Percepciones extraordinarias:	**270,280**
a) Estímulo por cumplimiento de metas	270,280

*/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicada en el Diario Oficial de la Federación del 10 de febrero de 2009

1/ Corresponde a las percepciones para 2009

ANEXO 16.3. CÁMARA DE DIPUTADOS

ANEXO 16.3.1.A. LÍMITES DE LA PERCEPCION ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal operativo de base:						
2		4,680		5,171		9,851
3		4,965		5,187		10,152
4		5,126		5,196		10,322
5		5,292		5,206		10,497
6		5,661		5,227		10,888
7		6,326		5,264		11,591
8		6,814		5,293		12,107
9		7,322		5,355		12,677
10		7,859		5,421		13,280
14		13,083		6,268		19,351
Personal de base sindicalizado:						
2		4,680		7,896		12,576
3		4,965		8,033		12,998
4		5,126		8,111		13,237
5		5,292		8,191		13,483
6		5,661		8,284		13,946
7		6,326		8,437		14,763
8		6,814		8,518		15,332
9		7,322		8,681		16,003
10		7,859		8,946		16,805
11		9,611		9,386		18,997
12		10,775		9,698		20,473
13		12,654		10,192		22,846
15		13,481		10,436		23,917
16		15,408		10,942		26,350
17		16,370		11,153		27,522
18		18,279		11,490		29,768
19		20,157		11,863		32,020
Personal operativo de confianza:						
2		4,680		5,166		9,846
3		4,965		5,181		10,146
4		5,126		5,190		10,316
5		5,292		5,199		10,491
6		5,661		5,219		10,881
6-R		5,866		5,230		11,096
7		6,326		5,256		11,582
8		6,814		5,283		12,097
9		7,322		5,344		12,666
10		7,859		5,409		13,267
11		9,611		5,675		15,286
12		10,775		5,878		16,653
13		12,654		6,173		18,827
14		13,083		6,235		19,319

Refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos, en función del puesto que ocupen.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 constitucional, se presentan los límites mínimos y máximos en terminos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores públicos a los que aplican los límites correspondientes.

Para efectos de los límites que se incluyen, se consideran los importes netos de los componentes sueldos y salarios y prestaciones y se dividen entre doce para obtener los límites máximos de los sueldos y salarios netos mensuales, así como las prestaciones y se dividen entre doce para obtener los límites máximos de los sueldos y salarios netos mensuales, así como las prestaciones netas mensuales.

ANEXO 16.3.1.B. LÍMITES DE LA PERCEPCION ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General	0	155,708	0	28,298	0	184,006
Secretario de Servicios	0	138,199	0	25,415	0	163,614
Contralor Interno/Coord- Comunicación Social	120,939	128,675	22,409	23,756	143,348	152,431
Director General	92,570	120,587	17,468	22,347	110,038	142,934
Secretario de Enlace	0	109,920	0	20,490	0	130,410
Homólogos a Director General	92,570	106,150	17,468	19,833	110,038	125,983
Director de Área y Homólogos	54,427	85,156	10,825	16,177	65,252	101,333
Subdirector de Área y Homólogos	32,803	52,901	7,058	10,559	39,861	63,460
Jefe de Departamento y Homólogos	19,362	32,254	5,225	6,963	24,587	39,217

Refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos, en función del puesto que ocupen.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 constitucional, se presentan los límites mínimos y máximos en terminos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores públicos a los que aplican los límites correspondientes.

Para efectos de los límites que se incluyen, se consideran los importes netos de los componentes sueldos y salarios y prestaciones y se dividen entre doce para obtener los límites máximos de los sueldos y salarios netos mensuales, así como las prestaciones y se dividen entre doce para obtener los límites máximos de los sueldos y salarios netos mensuales, así como las prestaciones netas mensuales.

ANEXO 16.3.2.A. LÍMITES DE LA PERCEPCION ORDINARIA TOTAL EN LA UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En Efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de operativo:						
8	0	6,734		5,278	0	12,012
9	0	8,061		5,438	0	13,499
10	0	10,212		5,780	0	15,992
12	0	15,159		6,536	0	21,695
13	0	14,443		6,432	0	20,875
14	0	18,043		6,966	0	25,009
15	0	26,703		7,835	0	34,538

Refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos, en función del puesto que ocupen.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 constitucional, se presentan los límites mínimos y máximos en terminos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores públicos a los que aplican los límites correspondientes.

Para efectos de los límites que se incluyen, se consideran los importes netos de los componentes sueldos y salarios y prestaciones y se dividen entre doce para obtener los límites máximos de los sueldos y salarios netos mensuales, así como las prestaciones netas mensuales.

ANEXO 16.3.2.B. LÍMITES DE LA PERCEPCION ORDINARIA TOTAL EN LA UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Jefe de la Unidad	0	142,209		26,699	0	168,908
Director de Área	0	115,900		21,531	0	137,431
Secretario Técnico	0	106,572		19,907	0	126,479
Coordinador de Asesores		84,133		15,998	0	100,131
Secretario Particular	0	77,856		14,905	0	92,761
Subdirector	0	77,856		14,905	0	92,761
Coordinador Administrativo	0	48,454	0	9,784	0	58,238
Asesor	0	48,454	0	9,784	0	58,238
Especialista	0	33,120	0	7,114	0	40,234

Refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos, en función del puesto que ocupen.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 constitucional, se presentan los límites mínimos y máximos en terminos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores públicos a los que aplican los límites correspondientes.

Para efectos de los límites que se incluyen, se consideran los importes netos de los componentes sueldos y salarios y prestaciones y se dividen entre doce para obtener los límites máximos de los sueldos y salarios netos mensuales, así como las prestaciones netas mensuales, no incluye el seguro de separación individualizado que se otorga al personal de mando.

ANEXO 16.3.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**1,541,478.5**
Impuesto sobre la renta retenido (28%) 2/	**400,204.5**
Percepción bruta anual	**1,941,683.0**
I. Percepciones ordinarias:	
a) Sueldos y salarios:	
i) Sueldo base 3/	1,264,536.0
ii) Compensación garantizada	N/A
b) Prestaciones:	
i) Aportaciones a seguridad social	19,668.8
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	N/A
iii) Prima vacacional	N/A
iv) Aguinaldo	184,484.7
v) Gratificación de fin de año	N/A
vi) Prima quinquenal	N/A
vii) Ayuda para despensa	38,045.0
viii) Seguro de vida institucional 4/	37,071.7
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores y menores 4/	203,649.5
xi) Seguro de separación individualizado	194,227.2
xii) Apoyo económico para adquisición de vehículo	N/A
II. Percepciones extraordinarias:	
a) Pago por riesgo y potencialización de seguro de vida	N/A

1/ Corresponde a las Percepciones 2009.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 10 de febrero de 2009.

3/ Dieta.

4/ Prima anual individual promedio.

ANEXO 16.3.4. REMUNERACIÓN TOTAL ANUAL DEL SECRETARIO GENERAL (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,645,390**
Impuesto sobre la renta retenido (28%) 1/	**858,693**
Percepción bruta anual	**3,504,083**
I. Percepciones ordinarias:	**3,494,926**
a) Sueldos y salarios:	2,595,132
i) Sueldo base	499,104
ii) Compensación garantizada	2,096,028
b) Prestaciones:	899,794
i) Aportaciones a seguridad social	43,880
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	0
iii) Prima vacacional	72,087
iv) Aguinaldo (sueldo base)	55,456
v) Gratificación de fin de año (compensación garantizada)	313,629
vi) Prima quinquenal (antigüedad)	660
vii) Ayuda para despensa	20,640
viii) Seguro de vida institucional	42,820
ix) Seguro colectivo de retiro	0
x) Seguro de gastos médicos mayores	13,255
xi) Seguro de separación individualizado	337,367
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**9,157**
a) Vale Pavo, Acuerdo FSTSE	9,157

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 10 de febrero de 2009

ANEXO 16.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN

ANEXO 16.4.1. LÍMITES DE PERCEPCION ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN	144,613	144,613	58,494	58,494	203,107	203,107
AUDITOR ESPECIAL	143,157	143,157	56,393	56,393	199,550	199,550
TITULAR DE UNIDAD	141,863	141,863	55,622	55,622	197,485	197,485
COORDINADORES, SECRETARIO TÉCNICO DEL A.S.F. DIRECTOR GENERAL	121,371	129,253	48,799	51,257	170,171	180,511
DIRECTOR DE ÁREA Y HOMÓLOGOS	82,555	82,555	36,247	36,247	118,801	118,801
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	43,266	43,266	22,340	22,340	65,606	65,606
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	26,870	26,870	16,156	16,156	43,026	43,026
PERSONAL OPERATIVO DE CONFIANZA						
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	19,058	19,058	5,922	5,922	24,980	24,980
COORDINADOR DE AUDITORES JURÍDICOS	19,058	19,058	5,922	5,922	24,980	24,980
COORDINADOR DE AUDITORES ADMINISTRATIVOS	19,058	19,058	5,922	5,922	24,980	24,980
AUDITOR DE FISCALIZACIÓN "A"	16,767	16,767	5,978	5,978	22,745	22,745
AUDITOR JURÍDICO "A"	16,767	16,767	5,978	5,978	22,745	22,745
AUDITOR ADMINISTRATIVO "A"	16,767	16,767	5,978	5,978	22,745	22,745
AUDITOR DE FISCALIZACIÓN "B"	14,980	14,980	5,864	5,864	20,844	20,844
AUDITOR JURÍDICO "B"	14,980	14,980	5,864	5,864	20,844	20,844
AUDITOR ADMINISTRATIVO "B"	14,980	14,980	5,864	5,864	20,844	20,844
SUBJEFE DE ANALISTAS	15,434	15,434	6,013	6,013	21,447	21,447
COORDINADOR DE ANALISTAS "A"	14,153	14,153	5,885	5,885	20,038	20,038
SECRETARIA PARTICULAR "A"	18,609	18,609	7,454	7,454	26,062	26,062
OPERADOR SUPERVISOR "A"	20,449	20,449	7,814	7,814	28,263	28,263
SECRETARIA PARTICULAR "B"	14,805	14,805	7,567	7,567	22,372	22,372
OPERADOR SUPERVISOR "B"	13,135	13,135	8,008	8,008	21,143	21,143
OPERADOR SUPERVISOR "C"	12,177	12,177	8,041	8,041	20,218	20,218
SUPERVISOR DE ÁREA ADMINISTRATIVA	11,216	11,216	8,200	8,200	19,416	19,416
SUPERVISOR DE ÁREA TÉCNICA	11,217	11,217	8,039	8,039	19,256	19,256
OPERADOR SUPERVISOR "D"	11,218	11,218	7,780	7,780	18,998	18,998
VIGILANTE DE LA ASF	11,218	11,218	7,780	7,780	18,998	18,998
SECRETARIA DE DIRECTOR DE ÁREA	9,759	9,759	8,141	8,141	17,900	17,900
ANALISTA ADMINISTRATIVO	8,567	8,567	7,901	7,901	16,468	16,468
CHOFER DE SERVICIOS GENERALES ; TÉCNICO EN MANTENIMIENTO	6,987	6,987	7,622	7,622	14,609	14,609
PERSONAL OPERATIVO DE BASE						
TÉCNICO SUPERIOR	6,020	6,020	12,842	12,842	18,863	18,863
COORDINADOR DE PROYECTOS ESPECIALES	5,411	5,411	12,789	12,789	18,200	18,200
JEFE DE SECCION DE ESPECIALISTAS HACENDARIOS	5,224	5,224	12,770	12,770	17,994	17,994
ANALISTA ESPECIALIZADO EN PROYECTOS	5,016	5,016	12,640	12,640	17,657	17,657
ESPECIALISTA TÉCNICO	4,817	4,817	12,516	12,516	17,334	17,334
ESPECIALISTA EN PROYECTOS TÉCNICOS	4,641	4,641	12,408	12,408	17,049	17,049
ESPECIALISTA HACENDARIO	4,591	4,591	12,376	12,376	16,967	16,967
TÉCNICO MEDIO	4,389	4,389	12,252	12,252	16,641	16,641
ANALISTA CONTABLE	4,245	4,245	12,164	12,164	16,409	16,409
TÉCNICO CONTABLE	4,105	4,105	12,080	12,080	16,185	16,185
TÉCNICO MEDIO CONTABLE	4,097	4,097	12,075	12,075	16,172	16,172
AUXILIAR TECNICO CONTABLE	4,085	4,085	12,068	12,068	16,153	16,153
INTENDENTE	4,022	4,022	12,030	12,030	16,052	16,052

Los límites de percepción ordinaria neta mensual no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

No se considera el incremento salarial anual al personal de apoyo técnico, administrativo y base, el cual será dado a conocer por la SHCP.

No se considera el incremento de la compensación de fin de año, el cual será dado a conocer por la SHCP.

Los premios de antigüedad, se otorgarán de acuerdo a las Condiciones Generales del Trabajo.

ANEXO 16.4.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

Tipos de Personal	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
PERSONAL DE MANDO			
AUDITOR SUPERIOR DE LA FEDERACIÓN	1	507,718	507,718
AUDITOR ESPECIAL	3	403,151	403,151
TITULAR DE UNIDAD	2	398,481	398,481
COORDINADORES, SECRETARIO TÉCNICO DEL A.S.F. DIRECTOR GENERAL	23	336,040	351,847
DIRECTOR DE ÁREA Y HOMÓLOGOS	79	170,254	170,254
	0	118,456	118,456
	0	118,456	118,456
	0	81,659	81,659
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	163	91,678	91,678
	0	73,869	73,869
	0	70,433	70,433
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	287	58,884	58,884
PERSONAL OPERATIVO DE CONFIANZA			
	0	0	0
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	116	43,130	43,130
COORDINADOR DE AUDITORES JURÍDICOS	5	43,130	43,130
COORDINADOR DE AUDITORES ADMINISTRATIVOS	36	43,130	43,130
AUDITOR DE FISCALIZACIÓN "A"	218	38,595	38,595
AUDITOR JURÍDICO "A"	61	38,595	38,595
AUDITOR ADMINISTRATIVO "A"	55	38,595	38,595
AUDITOR DE FISCALIZACIÓN "B"	152	35,043	35,043
AUDITOR JURÍDICO "B"	2	35,043	35,043
AUDITOR ADMINISTRATIVO "B"	42	35,043	35,043
	0	41,651	41,651
	0	40,134	40,134
	0	37,296	37,296
SUBJEFE DE ANALISTAS	1	35,958	35,958
	0	34,638	34,638
	0	33,407	33,407
COORDINADOR DE ANALISTAS "A"	1	33,407	33,407
	0	19,662	19,662
	0	18,627	18,627
	0	18,626	18,626
	0	18,207	18,207
SECRETARIA PARTICULAR "A"	4	42,236	42,236
OPERADOR SUPERVISOR "A"	1	28,415	28,415
SECRETARIA PARTICULAR "B"	31	34,704	34,704
OPERADOR SUPERVISOR "B"	5	21,324	21,324
OPERADOR SUPERVISOR "C"	23	20,400	20,400
SUPERVISOR DE ÁREA ADMINISTRATIVA	92	19,480	19,480
SUPERVISOR DE ÁREA TECNICA	11	19,476	19,476
OPERADOR SUPERVISOR "D"	5	19,470	19,470
VIGILANTE DE LA ASF	17	19,470	19,470
SECRETARIA DE DIRECTOR DE ÁREA	1	18,085	18,085
	0	17,686	17,686
ANALISTA ADMINISTRATIVO	1	16,947	16,947
	0	16,598	16,598
CHOFER DE SERVICIOS GENERALES TÉCNICO EN MANTENIMIENTO	3	15,458	15,458
PERSONAL OPERATIVO DE BASE			
TÉCNICO SUPERIOR	8	15,935	15,935
COORDINADOR DE PROYECTOS ESPECIALES	7	15,354	15,354
JEFE DE SECCION DE ESPECIALISTAS HACENDARIOS	7	15,176	15,176
ANALISTA ESPECIALIZADO EN PROYECTOS	6	14,971	14,971
ESPECIALISTA TÉCNICO	7	14,775	14,775
ESPECIALISTA EN PROYECTOS TÉCNICOS	8	14,602	14,602
ESPECIALISTA HACENDARIO	4	14,552	14,552
TÉCNICO MEDIO	12	14,355	14,355
ANALISTA CONTABLE	27	14,215	14,215
TÉCNICO CONTABLE	40	14,079	14,079
TÉCNICO MEDIO CONTABLE	41	14,071	14,071
AUXILIAR TÉCNICO CONTABLE	24	14,060	14,060
INTENDENTE	16	13,999	13,999

Los límites de percepción ordinaria neta mensual no consideran efectos inflacionarios , ni la aplicación de disposiciones de carácter fiscal y de seguridad social.
No se considera el incremento salarial anual al personal de apoyo técnico, administrativo y base, el cual será dado a conocer por la SHCP.
No se considera el incremento de la compensación de fin de año, el cual será dado a conocer por la SHCP.
Los premios de antigüedad, se otorgarán de acuerdo a las Condiciones Generales del Trabajo.

ANEXO 16.4.3 REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**2,945,000**
Impuesto sobre la renta retenido 2/	**1,029,388**
Percepción bruta anual	**3,974,388**
I. Percepciones ordinarias:	**3,289,203**
a) Sueldos y salarios:	2,341,930
i) Sueldo base	436,056
ii) Compensación garantizada	1,905,874
b) Prestaciones:	947,273
i) Aportaciones a seguridad social	39,871
ii) Prima vacacional	12,113
iii) Aguinaldo (sueldo base)	67,293
iv) Gratificación de fin de año (compensación garantizada)	293,477
v) Seguro de separación individualizado	325,268
vi) Vales de Despensa	167,097
vii) Seguro de vida institucional	42,155
II. Percepciones extraordinarias:	**685,185**
a) Estímulo por Cumplimiento de Metas y Pago de Riesgo	685,185

1/ Los límites de percepción ordinaria neta mensual no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 16.5. SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

ANEXO 16.5.1. REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE EN ACTIVO, DE CONFORMIDAD CON EL ARTÍCULO TERCERO TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS (pesos)

	Remuneración Recibida
REMUNERACIÓN NOMINAL ANUAL NETA	**4,380,852**
Impuesto sobre la renta 1/	**1,608,637**
Percepción bruta anual	**5,989,489**
I. Percepciones ordinarias:	**5,297,205**
a) Sueldos y salarios:	4,223,685
i) Sueldo base	615,411
ii) Compensación garantizada	2,411,292
iii) Prestaciones nominales	1,196,982
b) Prestaciones:	1,073,520
i) Aportaciones a seguridad social	-
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	-
iii) Prima vacacional	84,075
iv) Aguinaldo (sueldo base y compensación garantizada)	466,445
v) Gratificación de fin de año (comp. garantizada)	-
vi) Prima quinquenal (antigüedad)	-
vii) Ayuda para despensa	-
viii) Seguro de vida institucional	49,941
ix) Seguro colectivo de retiro	-
x) Seguro de gastos médicos mayores	24,907
xi) Seguro de separación individualizado	420,376
xii) Apoyo económico para adquisición de vehículo	-
xiii) Otras prestaciones	27,777
II. Percepciones extraordinarias:	**688,284**
a) Pago por riesgo	688,284

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 16.5.2. REMUNERACIÓN NOMINAL ANUAL DE MINISTROS EN ACTIVO, DE CONFORMIDAD CON EL ARTÍCULO TERCERO TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS (pesos)

	Remuneración Recibida
REMUNERACIÓN NOMINAL ANUAL NETA	**4,316,542**
Impuesto sobre la renta 1/	**1,576,236**
Percepción bruta anual	**5,892,778**
I. Percepciones ordinarias:	**5,204,494**
a) Sueldos y salarios:	4,126,458
i) Sueldo base	562,567
ii) Compensación garantizada	2,406,517
iii) Prestaciones nominales	1,157,374
b) Prestaciones:	1,078,036
i) Aportaciones a seguridad social	-
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	-
iii) Prima vacacional	82,474
iv) Aguinaldo (sueldo base y compensación garantizada)	457,553
v) Gratificación de fin de año (comp. garantizada)	-
vi) Prima quinquenal (antigüedad)	-
vii) Ayuda para despensa	-
viii) Seguro de vida institucional	48,990
ix) Seguro colectivo de retiro	-
x) Seguro de gastos médicos mayores	44,869
xi) Seguro de separación individualizado	412,373
xii) Apoyo económico para adquisición de vehículo	-
xiii) Otras prestaciones	27,777
xiv) Ayuda de anteojos	3,000
xv) Estímulo del día de la madre	1,000
II. Percepciones extraordinarias:	**688,284**
a) Pago por riesgo	688,284

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 16.5.3. REMUNERACIÓN TOTAL ANUAL DEL MINISTRO DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,949,390**
Impuesto sobre la renta 1/	**1,050,023**
Percepción bruta anual	**3,999,413**
I. Percepciones ordinarias:	**3,287,005**
a) Sueldos y salarios:	2,496,000
i) Sueldo base	495,248
ii) Compensación garantizada	1,623,341
iii) Prestaciones nominales	377,411
b) Prestaciones:	791,005
i) Aportaciones a seguridad social	0
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	0
iii) Prima vacacional	58,850
iv) Aguinaldo (sueldo base y compensación garantizada)	326,303
v) Gratificación de fin de año (comp. garantizada)	0
vi) Prima quinquenal (antigüedad)	0
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	34,957
ix) Seguro colectivo de retiro	0
x) Seguro de gastos médicos mayores	44,869
xi) Seguro de separación individualizado	294,248
xii) Apoyo económico para adquisición de vehículo	0
xiii) Otras prestaciones	31,778
II. Percepciones extraordinarias:	**712,408**
a) Pago por riesgo	712,408

Las percepciones de los nuevos Ministros de la Suprema Corte de Justicia de la Nación a partir de 2010 se apegarán a lo establecido en la remuneración total anual del Presidente de la República.

Los Ministros en activo se sujetarán a las disposiciones contenidas en la Constitución Política de los Estados Unidos Mexicanos.

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 16.6. CONSEJO DE LA JUDICATURA FEDERAL

ANEXO 16.6.1. REMUNERACIÓN NOMINAL ANUAL DE CONSEJEROS DE LA JUDICATURA FEDERAL DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS (pesos) 1/

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**4,316,542**
Impuesto sobre la renta retenido 2/	**1,576,236**
Percepción bruta anual	**5,892,778**
I. Percepciones ordinarias:	**5,204,494**
a) Sueldos y salarios:	4,073,893
i) Sueldo base	562,567
ii) Compensación garantizada	2,406,517
iii) Prestaciones nominales	1,104,809
b) Prestaciones:	1,130,601
i) Aportaciones a seguridad social	39,742
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	12,823
iii) Prima vacacional	82,474
iv) Aguinaldo (sueldo base y compensación garantizada)	457,553
v) Gratificación de fin de año (compensación garantizada)	0
vi) Prima quinquenal (antigüedad)	16,320
vii) Seguro de vida institucional	48,990
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	44,869
x) Seguro de separación individualizado	412,373
xi) Estímulo por antigüedad	11,295
xii) Ayuda de anteojos	3,000
xi) Estímulo del día de la madre	1,000
II. Percepciones extraordinarias:	**688,284**
a) Pago por riesgo	688,284

1/ Los Consejeros en activo se ajustarán a las disposiciones contenidas en la Constitución Política de la Estados Unidos Mexicanos.
2/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 16.6.2. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS CONSEJEROS DE LA JUDICATURA FEDERAL QUE SE DESIGNEN A LA ENTRADA EN VIGOR DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, ES LA ESTABLECIDA EN EL PROYECTO DE PRESUPUESTO DE EGRESOS PARA EL EJERCICIO FISCAL 2010, ENVIADO A LA H. CÁMARA DE DIPUTADOS A TRAVÉS DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO. (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,948,314**
Impuesto sobre la renta retenido 1/	**1,035,806**
Percepción bruta anual	**3,984,120**
I. Percepciones ordinarias:	**3,360,120**
a) Sueldos y salarios:	2,496,000
i) Sueldo base	495,248
ii) Compensación garantizada	1,623,341
iii) Prestaciones nominales	377,411
b) Prestaciones:	864,120
i) Aportaciones a seguridad social	39,742
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	12,823
iii) Prima vacacional	58,850
iv) Aguinaldo (sueldo base y compensación garantizada)	326,352
v) Gratificación de fin de año (compensación garantizada)	0
vi) Prima quinquenal (antigüedad)	16,320
vii) Seguro de vida institucional	34,957
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	27,888
x) Seguro de separación individualizado	294,248
xi) Estímulo por antigüedad	27,778
xii) Ayuda de anteojos	3,000
xi) Estímulo del día de la madre	22,000
II. Percepciones extraordinarias:	**624,000**
a) Pago por riesgo	624,000

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 16.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

ANEXO 16.7.1. REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES DE CONFORMIDAD CON EL ARTÍCULO 3ero. TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS (pesos)

	TEPJF MAGISTRADO PRESIDENTE	TEPJF MAGISTRADO SALA SUPERIOR
REMUNERACIÓN NOMINAL ANUAL NETA	**4,380,852**	**4,316,542**
Impuesto sobre la renta retenido (28%) 1/	**1,608,637**	**1,576,236**
Remuneración nominal anual bruta	**5,989,489**	**5,892,778**
a) Sueldos y salarios:	4,154,638	4,057,411
i) Sueldo base	615,411	562,567
ii) Compensación garantizada	2,411,292	2,406,517
iii) Prestaciones nominales	1,127,935	1,088,327
b) Prestaciones:	1,146,567	1,147,083
i) Aportaciones a seguridad social	39,742	39,742
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	12,823	12,823
iii) Prima vacacional	84,075	82,474
iv) Aguinaldo (sueldo base y compensación garantizada)	466,445	457,553
v) Gratificación de fin de año (comp. garantizada)	0	0
vi) Prima quinquenal (antigüedad)	16,320	16,320
vii) Ayuda para despensa	0	0
viii) Seguro de vida institucional	49,941	48,990
ix) Seguro colectivo de retiro	162	162
x) Seguro de gastos médicos mayores	24,907	44,869
xi) Seguro de separación individualizado	420,376	412,373
xii) Apoyo económico para adquisición de vehículo	0	0
xiii) Estímulo por antigüedad	27,777	27,777
xiv) Ayuda de anteojos	3,000	3,000
xv) Estímulo del día de la madre	1,000	1,000
c) Pago por riesgo	688,284	688,284

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 16.7.2. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR QUE SE DESIGNEN A LA ENTRADA EN VIGOR DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, ES LA ESTABLECIDA EN EL PROYECTO DE PRESUPUESTO DE EGRESOS PARA EL EJERCICIO 2010, ENVIADO A LA H. CÁMARA DE DIPUTADOS A TRAVÉS DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO (pesos)

	TEPJF MAGISTRADO SALA SUPERIOR
REMUNERACIÓN TOTAL ANUAL NETA	**2,887,601**
Impuesto sobre la renta retenido (28%) 1/	**1,122,956**
Remuneración nominal anual bruta	**4,010,557**
a) Sueldos y salarios:	2,496,000
i) Sueldo base	495,248
ii) Compensación garantizada	1,623,341
iii) Prestaciones nominales	377,410
b) Prestaciones:	890,557
i) Aportaciones a seguridad social	39,742
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	12,823
iii) Prima vacacional	58,850
iv) Aguinaldo (sueldo base y compensación garantizada)	326,943
v) Gratificación de fin de año (comp. garantizada)	0
vi) Prima quinquenal (antigüedad)	16,320
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	34,957
ix) Seguro colectivo de retiro	162
x) Seguro de gastos médicos mayores	24,734
xi) Seguro de separación individualizado	294,249
xii) Apoyo económico para adquisición de vehículo	0
xiii) Otras prestaciones	81,778
c) Pago por riesgo	624,000

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 16.7.3. ANALÍTICO DE PLAZAS Y REMUNERACIONES DEL TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN (pesos)

Puesto	Denominación	Nivel	Rango	SUELDO TABULAR ANUAL	PRESTA-CIONES DE LEY	PERCEP-CIONES EXTRA-ORDINARIAS	AUTORIZADAS POR LA COMISIÓN DE ADMINISTRACIÓN	SEGUROS A LA PERSONA	FONDOS DE AHORRO Y PARA EL RETIRO	SEGURIDAD SOCIAL	TOTAL ANUAL BRUTO	TOTAL ANUAL NETO
MS01	MAGISTRADO DE SALA SUPERIOR	1		2,496,000	402,113	624,000	81,778	59,853	294,249	52,565	4,010,557	2,887,601
MS02	MAGISTRADO DE SALA REGIONAL	2		2,318,441	400,316	579,610	224.981	117,489	292.878	52,565	3,986,281	2,870,122
MS02-1	SECRETARIO GENERAL DE ACUERDOS	2		2,318,441	400,316	-	804,591	117,489	292,878	52,565	3,986,281	2,870,122
MS02-2	SECRETARIO ADMINISTRATIVO	2		2,318,441	400,316	-	804,591	117.489	292,878	52,565	3.986,281	2,870,122
MS02-3	COORDINADOR GENERAL DE ASESORES DE LA PRESIDENCIA	2		2,318,441	400,316	-	804.591	117.489	292.878	52,565	3,986,281	2,870,122
MS03	CONTRALOR INTERNO DEL TEPJF.	3		2,129,450	391,904	-	741,594	80.246	286,462	52,565	3,682,222	2,651,200
MS04	DIRECTOR DEL CENTRO DE CAPACITACIÓN JUDICIAL ELECTORAL	4	A	1,993.912	367,223	-	696,415	96.250	267,638	52,565	3,474,002	2,501.282
MS05	COORDINADOR	5	A	1.993.912	367,223	-	696.415	96.250	267,638	52,565	3,474.002	2,501,282
MS05	COORDINADOR	5	B	1,855,543	342,026	-	650,292	93,967	248,420	52,565	3,242,812	2,334,825
MS06	SUBSECRETARIO GENERAL DE ACUERDOS	6	A	1,855.543	342,026	-	650,292	100,745	248,420	52,565	3,249,591	2,339,705
MS06-1	SECRETARIO PARTICULAR DEL MAGISTRADO PRESIDENTE	6	A	1,855,543	342,026	-	650,292	100.745	248.420	52,565	3,249,591	2,339,705
MS07	DIRECTOR GENERAL	7	A	1,855,543	342,026	-	650,292	100,745	248,420	52,565	3,249,591	2,339,705
MS07	DIRECTOR GENERAL	7	B	1,717,697	316,924	-	604,343	98.471	229,274	52,565	3.019,275	2,173.878
MS07	DIRECTOR GENERAL	7	C	1,583,786	292,539	-	559,706	96.261	210,676	52,565	2,795,534	2,012,784
MS07-1	SECRETARIO INSTRUCTOR	7	A	1,855,543	342,026	-	959.549	100.745	248,420	52,565	3,558,848	2,562,370
MS07-1	SECRETARIO INSTRUCTOR	7	B	1,717.697	316,924	-	890,626	98,471	229,274	52,565	3,305.558	2,380.002
MS07-1	SECRETARIO INSTRUCTOR	7	C	1,583.786	292,539	-	823,671	96,261	210,676	52,565	3,059,498	2,202,838
MS07-2	COORDINADOR TÉCNICO ADMINISTRATIVO	7	C	1,583,786	292,539	-	559,706	96,261	210,676	52,565	2,795,534	2,012,784
MS07-3	SECRETARIO DE LA COMISIÓN DE TRANSPARENCIA	7	C	1,583,786	292,539	-	559,706	96.261	210,676	52,565	2,795,534	2,012,784
MS07-4	SECRETARIO ACADÉMICO	7	A	1,855,543	342,026	-	650.292	100,745	248.420	52,565	3,249,591	2,339,705
MS07-4	SECRETARIO ACADÉMICO	7	B	1,717,697	316,924	-	604,343	98,471	229,274	52,565	3,019,275	2,173,878
MS07-4	SECRETARIO ACADÉMICO	7	C	1,583,786	292,539	-	559,706	96,261	210,676	52,565	2,795,534	2,012,784
MS08	SECRETARIO DE ESTUDIO Y CUENTA	8	A	1,319,501	238,924	-	691.528	100,210	169,783	52,565	2,572,512	1,852,209
MS08	SECRETARIO DE ESTUDIO Y CUENTA	8	B	1,225,321	221,774	-	644,438	98,656	156.702	52,565	2,399,458	1,727,609
MS08	SECRETARIO DE ESTUDIO Y CUENTA	8	C	984,888	177,991	-	524,222	94.689	123,309	52,565	1,957,664	1,409,518
MS08-2	TITULAR DEL SECRETARIADO TÉCNICO DE LA SRIA GENERAL DE ACUERDOS	8	A	1,319.501	238,924	-	471,612	100,210	169,783	52,565	2,352,595	1,693.868
MS08-3	SECRETARIO DE TESIS	8	A	1,319,501	238,924	-	471.612	100,210	169.783	52,565	2,352,595	1,693,868
MS09	SECRETARIO TÉCNICO DE COMISIONADO	9		1,319,501	238,924	-	471,612	82,596	169,783	52,565	2,334,981	1,681,186
MS10	ASESOR DEL SECRETARIO ADMINISTRATIVO	10	A	1,319.501	238,924	-	471,612	109,027	169,783	52,565	2,361,412	1,700,216
MS10-1	JEFE DE UNIDAD	10	A	1,319,501	238,924	-	471,612	109,027	169.783	52,565	2,361,412	1,700,216
MS10-1	JEFE DE UNIDAD	10	B	1,137,695	205,817	-	411,009	106,027	144,532	52,565	2,057,646	1,481,505
MS10-1	JEFE DE UNIDAD	10	C	984,888	177,991	-	360.074	103,506	123,309	52,565	1,802,333	1,297,680
MS11	SECRETARIO PARTICULAR DE MAGISTRADO DE SALA SUPERIOR	11		1,301,448	233,243	-	662.502	90.888	165,450	52.565	2.526,097	1,818,790
MS12	ASESOR DE MANDO SUPERIOR	12	A	1,131.259	211,954	-	408,864	71,346	149,212	52,565	2,025,200	1,458,144
MS12	ASESOR DE MANDO SUPERIOR	12	B	1,039.561	194,940	-	378,298	69.804	136,236	52,565	1,871,404	1,347.411

Las percepciones de los nuevos Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación a partir del 2010, se apegarán a lo establecido para la remuneración anual total del Ejecutivo Federal.

Los Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación en activo, se sujetarán a las disposiciones contenidas en la Constitución Política de los Estados Unidos Mexicanos.

MS12	ASESOR DE MANDO SUPERIOR	12	C	1,001,979	188,096	-	365,771	69,184	131,016	52,565	1,808,611	1,302,200
MS12-1	INVESTIGADOR	12	A	1,131,259	211,954	-	408,864	71,346	149,212	52,565	2,025,200	1,458,144
MS12-1	INVESTIGADOR	12	B	1,039,561	194,940	-	378,298	69,804	136,236	52,565	1,871,404	1,347,411
MS12-1	INVESTIGADOR	12	C	1,001,979	188,096	-	365,771	69,184	131,016	52,565	1,808,611	1,302,200
MS12-2	CAPACITADOR I	12	A	1,131,259	211,954	-	408,864	71,346	149,212	52,565	2,025,200	1,458,144
MS12-2	CAPACITADOR I	12	B	1,039,561	194,940	-	378,298	69,804	136,236	52,565	1,871,404	1,347,411
MS12-2	CAPACITADOR I	12	C	1,001,979	188,096	-	365,771	69,184	131,016	52,565	1,808,611	1,302,200
MM13	TITULAR DE ARCHIVO JUDICIAL	13		925,427	175,258	-	364,559	90,251	121,224	52,565	1,729,283	1,245,084
MM13-1	TITULAR DE OFICIALIA DE PARTES	13		925,427	175,258	-	364,559	90,251	121,224	52,565	1,729,283	1,245,084
MM13-2	TITULAR DE OFICINA DE ACTUARIOS	13		925,427	175,258	-	364,559	90,251	121,224	52,565	1,729,283	1,245,084
MM13-3	SECRETARIO GENERAL DE SALA REGIONAL	13	A	878,715	166,751	-	348,988	89,480	114,736	42,529	1,641,200	1,181,664
MM13-4	SECRETARIO DE ESTUDIO Y CUENTA REGIONAL	13	A	878,715	166,751	-	348,988	89,480	114,736	42,529	1,641,200	1,181,664
MM14	DIRECTOR DE ÁREA	14	A	925,427	175,258	-	364,559	98,589	121,224	52,565	1,737,621	1,251,087
MM14	DIRECTOR DE ÁREA	14	B	780,040	148,813	-	316,097	96,193	101,054	52,565	1,494,763	1,076,230
MM14	DIRECTOR DE ÁREA	14	C	669,638	129,622	-	279,296	94,454	86,417	44,466	1,303,894	938,803
MM14-1	DELEGADO ADMINISTRATIVO REGIONAL	14	A	925,427	175,258	-	364,559	98,589	121,224	52,565	1,737,621	1,251,087
MM14-1	DELEGADO ADMINISTRATIVO REGIONAL	14	B	780,040	148,813	-	316,097	96,193	101,054	52,565	1,494,763	1,076,230
MM14-1	DELEGADO ADMINISTRATIVO REGIONAL	14	C	669,638	129,622	-	279,296	94,454	86,417	44,466	1,303,894	938,803
MM15	CAPACITADOR II	15		747,110	142,817	-	305,120	70,634	96,481	44,466	1,406,628	1,012,772
MM17	ASESOR	17	A	711,832	136,393	-	293,361	78,391	91,581	44,466	1,356,023	976,336
MM17	ASESOR	17	B	596,233	116,314	-	254,828	76,571	76,267	44,466	1,164,679	838,569
MM17	ASESOR	17	C	479,484	95,119	-	215,911	74,651	60,101	35,134	960,399	691,488
MM17-1	ASISTENTE DE CAPACITADOR	17	A	711,832	136,393	-	293,361	78,391	91,581	44,466	1,356,023	976,336
MM17-1	ASISTENTE DE CAPACITADOR	17	B	596,233	116,314	-	254,828	76,571	76,267	44,466	1,164,679	838,569
MM17-1	ASISTENTE DE CAPACITADOR	17	C	479,484	95,119	-	215,911	74,651	60,101	35,134	960,399	691,488
MM17-2	PEDAGOGO	17	A	711,832	136,393	-	293,361	78,391	91,581	44,466	1,356,023	976,336
MM17-2	PEDAGOGO	17	B	596,233	116,314	-	254,828	76,571	76,267	44,466	1,164,679	838,569
MM17-2	PEDAGOGO	17	C	479,484	95,119	-	215,911	74,651	60,101	35,134	960,399	691,488
MM17-3	ESPECIALISTA TIC'S	17	A	711,832	136,393	-	293,361	78,391	91,581	44,466	1,356,023	976,336
MM17-3	ESPECIALISTA TIC'S	17	B	596,233	116,314	-	254,828	76,571	76,267	44,466	1,164,679	838,569
MM17-3	ESPECIALISTA TIC'S	17	C	479,484	95,119	-	215,911	74,651	60,101	35,134	960,399	691,488
MM17-4	COMUNICÓLOGO	17	A	711,832	136,393	-	293,361	78,391	91,581	44,466	1,356,023	976,336
MM17-4	COMUNICÓLOGO	17	B	596,233	116,314	-	254,828	76,571	76,267	44,466	1,164,679	838,569
MM17-4	COMUNICÓLOGO	17	C	479,484	95,119	-	215,911	74,651	60,101	35,134	960,399	691,488
MM17-5	TITULAR DEL SECRETARIADO TÉCNICO REGIONAL	17	A	711,832	136,393	-	293,361	78,391	91,581	44,466	1,356,023	976,336

Las percepciones de los nuevos Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación a partir del 2010, se apegarán a lo establecido para la remuneración anual total del Ejecutivo Federal.

Los Magistrados de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación en activo, se sujetarán a las disposiciones contenidas en la Constitución Política de los Estados Unidos Mexicanos.

MM17-5	TITULAR DEL SECRETARIADO TÉCNICO REGIONAL	17	B	596,233	116,314	-	254.828	76,571	76,267	44,466	1,164,679	838,569
MM17-5	TITULAR DEL SECRETARIADO TÉCNICO REGIONAL	17	C	479,484	95,119	-	215,911	74,651	60.101	35,134	960,399	691,488
MM18	SECRETARIO AUXILIAR	18		542,624	106,616	-	236,958	64.953	68.870	37,670	1,057,690	761,537
MM19	ACTUARIO	19		534,318	105,124	-	234,189	54,852	67,732	37,670	1,033,886	744,398
MM20	TITULAR DE ARCHIVO JUDICIAL REGIONAL	20		528,274	104,003	-	232,175	64,716	66,877	37,670	1,033,715	744,275
MM20-1	TITULAR DE OFICIALÍA DE PARTES REGIONAL	20		528,274	104,003	-	232,175	64,716	66,877	37,670	1,033,715	744,275
MM20-2	TITULAR DE OFICINA DE ACTUARIOS REGIONAL	20		528,274	104.003	-	232,175	64,716	66,877	37,670	1,033,715	744,275
MM20-4	COORDINADOR REGIONAL	20		528,274	104,003	-	232,175	64,716	66.877	37,670	1,033,715	744,275
MM20-5	SUBDIRECTOR DE ÁREA	20	A	528,274	104,003	-	232,175	64,716	66,877	37,670	1,033,715	744,275
MM20-5	SUBDIRECTOR DE ÁREA	20	B	479,487	95,119	-	215,912	63,911	60,101	35,134	949,666	683,759
MM20-5	SUBDIRECTOR DE ÁREA	20	C	427,827	85,732	-	198,692	63,060	52,941	35,134	863,387	621,639
MM21	SECRETARIO AUXILIAR REGIONAL	21		477,375	94,735	-	215,208	57,087	59,808	33,461	937,673	675,125
MM21-1	ACTUARIO REGIONAL	21		477,375	94.735	-	215,208	57,087	59,808	33,461	937,673	675,125
MM22	ASESOR JURÍDICO	22	A	368,614	75,985	-	178,955	55,388	45,507	32,612	757,060	545,083
MM22	ASESOR JURÍDICO	22	B	319,147	66,977	-	162,466	54,572	38,637	27,867	669,666	482,159
MM22	ASESOR JURÍDICO	22	C	289,312	61,596	-	152,521	54,084	34,533	26,481	618,526	445,339
MM22-1	JEFE DE DEPARTAMENTO	22	A	368,614	75,985	-	178,955	55,388	45,507	32,612	757,060	545,083
MM22-1	JEFE DE DEPARTAMENTO	22	B	319,147	66,977	-	162,466	54,572	38,637	27,867	669,666	482,159
MM22-1	JEFE DE DEPARTAMENTO	22	C	289,312	61,596	-	152,521	54,084	34,533	26,481	618,526	445,339
MM22-2	SECRETARIA DE OFICINA DE MAGISTRADO	22	A	368,614	75,985	-	178,955	55,388	45,507	32,612	757,060	545,083
MM22-2	SECRETARIA DE OFICINA DE MAGISTRADO	22	B	319,147	66,977	-	162,466	54,572	38,637	27,867	669,666	482,159
MM22-2	SECRETARIA DE OFICINA DE MAGISTRADO	22	C	289,312	61.596	-	152,521	54,084	34.533	26,481	618,526	445,339
MM23	AUXILIAR DE MANDOS MEDIOS	23	A	319,147	66,977	-	162,466	59,382	38,637	27,867	674,476	485,623
MM23	AUXILIAR DE MANDOS MEDIOS	23	B	302,917	64,022	-	157,056	59,114	36,383	26,481	645,972	465,100
MM23	AUXILIAR DE MANDOS MEDIOS	23	C	289,312	61,596	-	152,521	58,894	34,533	26,481	623,336	448,802
MM23-1	ASISTENTE DE INVESTIGADOR	23	A	319,147	66,977	-	162,466	59,382	38,637	27,867	674,476	485,623
MM23-1	ASISTENTE DE INVESTIGADOR	23	B	302,917	64,022	-	157,056	59,114	36,383	26,481	645,972	465,100
MM23-1	ASISTENTE DE INVESTIGADOR	23	C	289,312	61,596	-	152,521	58,894	34,533	26,481	623,336	448,802
MM23-2	DISEÑADOR WEB	23	A	319.147	66,977	-	162.466	59,382	38,637	27,867	674,476	485.623
MM23-2	DISEÑADOR WEB	23	B	302,917	64,022	-	157,056	59,114	36,383	26,481	645.972	465,100
MM23-2	DISEÑADOR WEB	23	C	289,312	61.596	-	152,521	58,894	34,533	26,481	623,336	448,802

ANEXO 16.8. INSTITUTO FEDERAL ELECTORAL

ANEXO 16.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL ELECTORAL (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES 1/	0	180,496	0	63,975	0	244,472
SECRETARIO EJECUTIVO 1/	0	154,004	0	55,738	0	209,742

1/ Miembros permanentes del Consejo General del Instituto de acuerdo al artículo 110 del Código Federal de Instituciones y Procedimientos Electorales (COFIPE).

ANEXO 16.8.1.B LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL ELECTORAL (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES 1/	0	180,496	0	63,975	0	244,472
SECRETARIO EJECUTIVO 1/	0	154,004	0	55,738	0	209,742
CONTRALOR GENERAL	0	147,762	0	53,580	0	201,342
DIRECTOR EJECUTIVO	117,760	138,726	43,706	50,631	161,466	189,357
DIRECTOR GENERAL	117,760	138,726	43,706	50,631	161,466	189,357
COORD. DE ASESORES	117,760	138,726	43,706	50,631	161,466	189,357
SECRETARIO PARTICULAR DEL CONSEJERO PRESIDENTE	117,760	138,726	43,706	50,631	161,466	189,357
SUBCONTRALOR	117,760	138,726	43,706	50,631	161,466	189,357
DIRECTOR DE UNIDAD TÉCNICA	95,061	117,704	36,367	43,868	131,428	161,572
JEFE DE ASUNTOS INTERNACIONALES	95,061	117,704	36,367	43,868	131,428	161,572
JEFE DE UNIDAD TÉCNICA	95,061	117,704	36,367	43,868	131,428	161,572
COORD. DE ASESORES DEL SRIO. EJECUTIVO	95,061	117,704	36,367	43,868	131,428	161,572
SECRETARIO PARTICULAR DEL SECRETARIO EJECUTIVO	95,061	117,704	36,367	43,868	131,428	161,572
COORD. ADMTVO. DE LA OFICINA DEL CONSEJERO PRESIDENTE	95,061	117,704	36,367	43,868	131,428	161,572
COORDINADOR (S.P.E.)	95,061	117,704	36,367	43,868	131,428	161,572
VOCAL DE JUNTA LOCAL EJECUTIVA (S.P.E.)	77,233	117,704	30,412	43,868	107,645	161,572
DIRECTOR DE ÁREA	77,233	117,704	30,412	43,868	107,645	161,572
LIDER DE PROYECTO	77,233	117,704	30,412	43,868	107,645	161,572
COORD. ADMTVO. DEL SECRETARIO	77,233	85,016	30,412	33,289	107,645	118,306
ASESOR DE LA PRESIDENCIA DEL CONSEJO "G"	77,233	85,016	30,412	33,289	107,645	118,306
COORD. DE ENLACE INSTITUCIONAL	58,809	77,177	24,307	30,806	83,116	107,983
COORD. DE SERVICIOS DE INFORMÁTICA	58,809	77,177	24,307	30,806	83,116	107,983
ASESOR DE CONSEJERO ELECTORAL "A"	58,809	91,793	24,307	34,805	83,116	126,598
COORD. ADMVO DEL CONTRALOR GENERAL	58,809	77,177	24,307	30,806	83,116	107,983
SECRETARIO PRIVADO DEL CONSEJERO PRESIDENTE	58,809	77,177	24,307	30,806	83,116	107,983
SECRETARIO PRIVADO DEL SECRETARIO	58,809	77,177	24,307	30,806	83,116	107,983
SECRETARIO TÉCNICO DEL SECRETARIO EJECUTIVO	58,809	77,177	24,307	30,806	83,116	107,983
ASESOR DE SECRETARIO EJECUTIVO	58,809	77,177	24,307	30,806	83,116	107,983
ASESOR DE CONSEJERO PRESIDENTE "B"	58,809	77,177	24,307	30,806	83,116	107,983
ASESOR DE SECRETARIO EJECUTIVO "D"	42,914	58,753	18,283	24,582	61,197	83,335
COORDINADOR TÉCNICO	42,914	58,753	18,283	24,582	61,197	83,335

SECRETARIO TÉCNICO DEL CONSEJERO PRESIDENTE	42,914	58,753	18,283	24,582	61,197	83,335
ASESOR DEL CONSEJERO ELECTORAL "B"	42,914	65,626	18,283	25,560	61,197	91,186
ASESOR DEL CONSEJERO ELECTORAL "C"	42,914	80,594	18,283	30,115	61,197	110,709
ASESOR DE SECRETARIO EJECUTIVO	42,914	58,753	18,283	24,582	61,197	83,335
SECRETARIO PARTICULAR DE DIRECTOR EJECUTIVO	42,914	58,753	18,283	24,582	61,197	83,335
SECRETARIO PARTICULAR DE DIRECTOR DE UNIDAD TÉCNICA	42,914	58,753	18,283	24,582	61,197	83,335
ASESOR DE SECRETARIO EJECUTIVO	42,914	58,753	18,283	24,582	61,197	83,335
UNIDAD DE INFORMACIÓN Y ACERVO	42,914	58,753	18,283	24,582	61,197	83,335
VOCAL SECRETARIO DE JUNTA LOCAL (S.P.E.)	42,914	58,753	18,283	24,582	61,197	83,335
VOCAL EJECUTIVO DE JUNTA DISTRITAL (S.P.E.)	42,914	58,753	18,283	24,582	61,197	83,335
VOCAL DE JUNTA LOCAL EJECUTIVA (S.P.E.)	42,914	58,753	18,283	24,582	61,197	83,335
SUBDIRECTOR DE ÁREA	42,914	58,753	18,283	24,582	61,197	83,335
COORD. ADMTVO. DE DIRECCIÓN EJECUTIVA	42,914	58,753	18,283	24,582	61,197	83,335
COORD. ADMTVO. DE JUNTA LOCAL	42,914	58,753	18,283	24,582	61,197	83,335
SUBDIRECTOR "A"	42,914	58,753	18,283	24,582	61,197	83,335
SUBDIRECTOR DE SERVICIOS WEB	42,914	58,753	18,283	24,582	61,197	83,335
ASESOR DE CONSEJERO ELECTORAL "A"	42,914	58,753	18,283	24,582	61,197	83,335
ASESOR DE CONSEJERO PRESIDENTE "H"	42,914	58,753	18,283	24,582	61,197	83,335
VOCAL SECRETARIO DE JUNTA DISTRITAL (S.P.E.)	34,646	42,400	15,339	18,391	49,985	60,792
ASESOR DE CONSEJERO PRESIDENTE	34,646	42,400	15,339	18,391	49,985	60,792
LIDER DE PROYECTO "E"	26,621	34,590	12,075	15,175	38,696	49,765
COORDINADOR OPERATIVO (S.P.E.)	26,621	34,590	12,075	15,175	38,696	49,765
JEFE DE DEPARTAMENTO	19,947	34,590	10,086	15,175	30,033	49,765
JEFE DE MONITOREO A MÓDULOS (S.P.E.)	19,947	34,590	10,086	15,175	30,033	49,765
ASESOR "C"	26,621	34,590	12,075	15,175	38,696	49,765
JEFE DE PROYECTO "A"	19,947	26,577	10,086	12,217	30,033	38,795
LIDER DE PROYECTO "C"	19,947	26,577	10,086	12,217	30,033	38,795
INVESTIGADOR	19,947	26,577	10,086	12,217	30,033	38,795
ASESOR ELECTORAL	19,947	45,140	10,086	19,070	30,033	64,209
PERSONAL OPERATIVO						
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	20,080	26,298	4,958	10,370	25,038	36,667
INFORMÁTICO ESPECIALIZADO	20,080	25,686	4,958	10,179	25,038	35,865
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	20,080	25,686	4,958	10,179	25,038	35,865
SUBCOORDINADOR DE SERVICIOS	20,080	25,686	4,958	10,179	25,038	35,865
JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS	14,508	25,686	4,401	10,179	18,908	35,865
JEFE DE OFICINA DE CARTOGRAFÍA ESTATAL	20,080	25,686	4,958	10,179	25,038	35,865
AUXILIAR DE ENLACE ADMINISTRATIVO	9,190	25,686	3,875	10,179	13,066	35,865
COORD. DE COMUNICACIÓN SOCIAL	20,080	25,686	4,958	10,179	25,038	35,865
PROFESIONAL DICTAMINADOR DE SERVICIOS ESPECIALIZADOS	14,508	16,838	4,401	15,110	18,908	31,948
PROFESIONAL EJECUTIVO DE SERVICIOS ESPECIALIZADOS	14,508	16,838	4,401	17,047	18,908	33,885
TÉCNICO ELECTORAL "B"	9,190	14,494	3,875	7,548	13,066	22,042
PROFESIONAL DE SERVICIOS ESPECIALIZADOS	9,190	14,494	3,875	7,548	13,066	22,042
TÉCNICO EN PROCESO ELECTORAL	7,056	8,291	5,895	20,056	12,951	28,347
SECRETARIA DE PROCESOS ELECTORALES "A"	7,056	9,165	5,895	6,320	12,951	15,485
SECRETARIA DE PROCESOS ELECTORALES "B"	7,056	9,165	5,895	6,320	12,951	15,485
ESPECIALISTA TÉCNICO	5,438	7,056	5,302	5,895	10,740	12,951

1/ Miembros permanentes del consejo general del Instituto de acuerdo al artículo 110 del Código Federal de Instituciones y Procedimientos Electorales (COFIPE).

ANEXO 16.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**6,893**		
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	2	0	8,550
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	3	0	8,550
INFORMÁTICO ESPECIALIZADO	41	0	8,550
COORDINADOR DE COMUNICACIÓN SOCIAL	11	0	8,550
JEFE DE OFICINA DE CARTOGRAFÍA ESTATAL	32	0	8,550
SUBCOORDINADOR DE SERVICIOS	507	0	8,550
PROFESIONAL EJECUTIVO DE SERVICIOS ESPECIALIZADOS	142	0	8,550
JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS DE JUNTA	332	0	8,550
PROFESIONAL DICTAMINADOR DE SERVICIOS ESPECIALIZADOS	178	0	8,550
AUXILIAR DE ENLACE ADMINISTRATIVO	303	0	8,550
PROFESIONAL DE SERVICIOS ESPECIALIZADOS	1,498	0	8,550
SECRETARIA DE CONSEJERO ELECTORAL	8	0	8,550
CHOFER DE PROCESOS ELECTORALES A	1	0	8,550
TÉCNICO ELECTORAL	1	0	8,550
TÉCNICO ELECTORAL "B"	1,064	0	8,550
COORD. DE UNIDAD DE SERVICIOS ESPECIALIZADOS	240	0	8,550
TÉCNICO EN PROCESO ELECTORAL	358	0	8,550
CHOFER DE CONSEJERO ELECTORAL	8	0	8,550
TÉCNICO DE CAMPO	3	0	8,550
SECRETARIA DE PROCESOS ELECTORALES A	590	0	8,550
SECRETARIA DE PROCESOS ELECTORALES "B"	1,301	0	8,550
ESPECIALISTA TÉCNICO	270	0	8,550

Solamente se registra la prestación de vales de fin de año para el personal operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan, es para el personal que se hace acreedor de las mismas o bien, que pueden ejercer el derecho a su obtención. Por ejemplo, el apoyo que da para la adquisición de lentes, que se otorga cada 3 años o el apoyo (becas) para estudios de licenciatura, maestría o doctorado.

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son percepciones extraordinarias que efectivamente recibe el personal, cuando no es así.

Derivado del punto anterior, la H. Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto, podrían tener una percepción que no corresponde con la realidad.

Con el propósito que se cuente con toda la información, en el Tomo VIII se establecen todas las prestaciones, montos y modalidades de pago por nivel.

ANEXO 16.8.3.A. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO FEDERAL ELECTORAL CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES (pesos) 1/

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,933,661**
Impuesto sobre la renta retenido (28%) 1/	**882,731**
Percepción bruta anual	**3,816,392**
I. Percepciones ordinarias:	**3,816,392**
a) Sueldos y salarios:	2,953,188
i) Sueldo base	554,544
ii) Compensación garantizada	2,398,644
b) Prestaciones:	863,204
i) Aportaciones a seguridad social	39,742
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	12,823
iii) Prima vacacional	15,404
iv) Aguinaldo ó Gratificación de fin de año (Sueldo base y Compensación Garantizada)	419,549
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	50,204
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	27,661
xi) Seguro de separación individualizado	295,319
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**0**

1/ Miembro permanente del Consejo General del Instituto de acuerdo al artículo 110 del Codigo Federal de Instituciones y Procedimientos Electorales (COFIPE).

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 10 de febrero de 2009.

ANEXO 16.8.3.B. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO FEDERAL ELECTORAL SECRETARIO EJECUTIVO (pesos) 1/

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,516,909**
Impuesto sobre la renta retenido (28%) 1/	**744,460**
Percepción bruta anual	**3,261,369**
I. Percepciones ordinarias:	**3,261,369**
a) Sueldos y salarios:	2,511,648
i) Sueldo base	438,420
ii) Compensación garantizada	2,073,228
b) Prestaciones:	749,721
i) Aportaciones a seguridad social	39,742
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	12,823
iii) Prima vacacional	12,178
iv) Aguinaldo ó Gratificación de fin de año (Sueldo base y Compensación Garantizada)	356,752
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	4,200
viii) Seguro de vida institucional	42,698
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	27,661
xi) Seguro de separación individualizado	251,165
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**0**

1/ Miembro permanente del Consejo General del Instituto de acuerdo al artículo 110 del Codigo Federal de Instituciones y Procedimientos Electorales (COFIPE).

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 10 de febrero de 2009.

ANEXO 16.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS

ANEXO 16.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando:						
Presidente de la CNDH	0	137,040	0	66,657	0	203,698
Visitador General/ Secretario/Oficial Mayor	120,449	123,979	72,969	74,986	193,418	198,966
Coordinador General	116,496	120,998	70,654	72,472	187,150	193,471
Director General	85,354	116,057	57,716	69,848	143,070	185,904
Director General Adjunto	63,647	104,088	49,169	65,895	112,816	169,983
Coordinador de Programa, Secretario Particular y Secretario Técnico de la Presidencia	54,159	71,300	45,944	53,928	100,103	125,228
Director de Área, Investigador en Derechos Humanos B, Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente	41,597	92,812	38,135	61,018	79,732	153,830
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos A, Responsable	21,413	45,738	28,581	39,873	49,994	85,611
Jefe de Departamento	15,657	31,417	25,325	31,986	40,982	63,403
Personal Técnico operativo y de Enlace:						
Enlace	7,728	19,778	15,533	20,088	23,261	39,866
Técnico Operativo	6,764	7,052	15,269	15,431	22,033	22,483

Refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2010, en función del puesto que ocupen.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 constitucional, se presentan los límites mínimos y máximos en términos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores públicos a los que aplican los límites correspondientes.

ANEXO 16.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**1,134**		
Personal de mando:	**593**		
Presidente de la CNDH	1		486,600
Visitador General/Secretario/Oficial Mayor	8	403,156	476,214
Coordinador General	2	389,718	405,026
Director General	18	283,835	388,223
Director General Adjunto	16	172,270	286,200
Coordinador de Programa, Secretario Particular y Secretario Técnico de la Presidencia	3	145,634	193,722
Director de Área, Investigador en Derechos Humanos B, Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente	81	109,635	254,628
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos A, Responsable Administrativo	346	56,425	121,629
Jefe de Departamento	118	13,753	28,971
Personal Técnico operativo y de Enlace:	**541**		
Enlace	473	6,547	17,683
Técnico Operativo	68	5,702	5,968

ANEXO 16.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS (pesos)

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,930,970**
Impuesto sobre la renta retenido 1/	**1,027,752**
Percepción bruta anual	**3,958,722**
I. Percepciones ordinarias:	**3,282,888**
a) Sueldos y salarios:	2,252,779
Sueldo base	**329,481**
Compensación Garantizada	**1,923,298**
b) Prestaciones:	1,030,109
i) Aportaciones a seguridad social	41,300
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	13,593
iii) Prima vacacional	62,577
iv) Gratificación de fin de año	347,651
v) Prima quinquenal	1,632
vi) Ayuda para despensa	3,600
vii) Seguro de vida	70,000
viii) Seguro de gastos médicos mayores	70,000
ix) Fondo de separación individualizado	312,886
x) Ayuda para el desarrollo personal y cultural	93,866
xi) Vales de despensa	12,000
xii) Membresía SAM'S	204
xiii) Día del niño	800
II. Percepciones extraordinarias:	**675,834**
a) Pago extraordinario	675,834

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 10 de febrero de 2009.

ANEXO 16.10. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA

ANEXO 16.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES, pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Presidente el Instituto	0	150,799		44,101		194,899
Vicepresidente		140,121		40,970		181,091
Direccion General		127,130		36,993		164,123
Dirección General Adjunta	85,145	111,520	24,641	32,375	109,786	143,894
Dirección de Área	37,902	72,016	10,567	20,744	48,470	92,760
Subdirección de Área	21,092	37,843	5,758	10,550	26,850	48,392
Jefatura de Departamento	14,610	23,852	4,002	6,496	18,612	30,348
Personal de Enlace Federal	7,186	14,977	1,114	5,058	8,299	20,036
Personal de Enlace Institucional	7,186	14,532	1,114	4,922	8,299	19,454
Personal Operativo Federal	**5,407**	**7,263**	**1,859**	**4,678**	**7,266**	**11,941**
Personal Operativo Institucional	5,542	8,653	1,866	4,566	7,408	13,219

ANEXO 16.10.2. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HC3	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,447,150**
Impuesto sobre la renta retenido (28%) 1/	**852,067**
Percepción bruta anual	**3,299,217**
I. Percepciones Ordinarias:	**3,299,217**
a) Sueldos y salarios:	2,457,291
I) Sueldo Base	284,006
II) Compensación Garantizada	2,173,285
b) Prestaciones:	841,925
I) Aportaciones de seguridad social	45,615
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 2/	18,460
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,467
V) Gratificación de fin de año (Compensación Garantizada)	335,384
VI) Prima quinquenal (antigüedad) 3/	1,632
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	34,156
IX) Seguro Colectivo de Retiro	710
X) Seguro de Gastos médicos mayores	11,398
XI) Seguro de Separación Individualizado	341,290
XII) Apoyo económico para adquisición de vehiculo	0
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 10 de febrero de 2009.

2/ El ahorro solidario se calculó sobre el 6.5% del SB.

3/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 16.10.3. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HA1	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,278,976**
Impuesto sobre la renta retenido (28%) 1/	**787,628**
Percepción bruta anual	**3,066,604**
I. Percepciones Ordinarias:	**3,066,604**
a) Sueldos y salarios:	2,279,332
I) Sueldo Base	284,006
II) Compensación Garantizada	1,995,325
b) Prestaciones:	787,272
I) Aportaciones de seguridad social	45,615
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 2/	18,460
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,467
V) Gratificación de fin de año (Compensación Garantizada)	307,921
VI) Prima quinquenal (antigüedad) 3/	1,632
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	31,683
IX) Seguro Colectivo de Retiro	710
X) Seguro de Gastos médicos mayores	11,398
XI) Seguro de Separación Individualizado	316,574
XII) Apoyo económico para adquisición de vehiculo	0
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, publicado en el Diario Oficial de la Federación del 10 de febrero de 2009.

2/ El ahorro solidario se calculó sobre el 6.5% del SB.

3/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 17. MONTOS MÁXIMOS DE ADJUDICACIONES MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO (miles de pesos)

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		Monto máximo total de cada operación que podrá	Monto máximo total de cada operación que podrá
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades
	15,000	140	480
15,000	30,000	160	690
30,000	50,000	180	900
50,000	100,000	200	1,110
100,000	150,000	220	1,325
150,000	250,000	250	1,600
250,000	350,000	270	1,800
350,000	450,000	290	1,910
450,000	600,000	310	2,120
600,000	750,000	320	2,230
750,000	1,000,000	350	1,440
1,000,000		370	2,550

Obras Públicas y Servicios Relacionados con las Mismas					
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas		Monto máximo total de cada obra que podrá adjudicarse directamente	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente	Monto máximo total de cada obra que podrá adjudicarse mediante invitación a cuando menos tres personas	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades
	15,000	215	106	1,910	1,485
15,000	30,000	265	135	2,120	1,590
30,000	50,000	320	160	2,440	1,910
50,000	100,000	370	185	2,970	2,225
100,000	150,000	425	215	3,500	2,650
150,000	250,000	480	240	4,030	3,180
250,000	350,000	585	290	4,670	3,500
350,000	450,000	635	320	5,090	3,815
450,000	600,000	745	370	6,050	4,560
600,000	750,000	850	425	6,890	5,200
750,000	1,000,000	950	480	7,740	5,830
1,000,000		1,010	530	8,690	6,570

Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, por lo que las contrataciones por montos superiores a dichos umbrales deberán licitarse, salvo que las mismas se incluyan en la reserva correspondiente; o se cumpla con algún supuesto de excepción a la licitación pública prevista en dichos tratados.

ANEXO 18. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público	
	Subsidio a la Prima del Seguro Agropecuario
	Fortalecimiento a la Transversalidad de la Perspectiva de Género
	Programa de Apoyo a los Fondos de Aseguramiento Agropecuario
	Programa de esquema de financiamiento y subsidio federal para vivienda
	Programas Albergues Escolares Indígenas (PAEI)
	Programa de Infraestructura Básica para la Atención de los Pueblos Indígenas (PIBAI)
	Programa Fondos Regionales Indígenas (PFRI)
	Programa Organización Productiva para Mujeres Indígenas (POPMI)
	Programa Promoción de Convenios en Materia de Justicia (PPCMJ)
	Programa de Fomento y Desarrollo de las Culturas Indígenas (PFDCI)
	Programa Turismo Alternativo en Zonas Indígenas (PTAZI)
	Programa de Coordinación para el Apoyo a la Producción Indígena (PROCAPI)
	Fondo de Contingencias y Autoseguro
	Programa de Garantías Liquidas
	Programa Integral de Formación, Capacitación y Consultoría para Productores Intermediarios Financieros Rurales
	Apoyos para el Fomento Financiero y Tecnológico de los Sectores Agropecuario y Pesquero
	Programa Capital de Riesgo y para Servicios de Cobertura
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	
	PROCAMPO para Vivir Mejor
	Programa para la Adquisición de Activos Productivos
	Programa de Atención a Contingencias Climatológicas
	Programa de Uso Sustentable de Recursos Naturales para la Producción Primaria
	Programa de Soporte
	Programa de Inducción y Desarrollo del Financiamiento al Medio Rural
	Programa de Atención a Problemas Estructurales
	Programa de Fortalecimiento a la Organización Rural
09 Comunicaciones y Transportes	
	Programa de Empleo Temporal (PET)
10 Economía	
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)
	Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)
	Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)
	Programa Nacional de Financiamiento al Microempresario
	Comité Nacional de Productividad e Innovación Tecnológica (COMPITE)
	Programa para el Desarrollo de la Industria del Software (PROSOFT)
	Competitividad en Logística y Centrales de Abasto
	Programa para el Desarrollo de las Industrias de Alta Tecnología (PRODIAT)
11 Educación	
	Programa de Educación Inicial y Básica para la Población Rural e Indígena
	Programa Atención a la Demanda de Educación para Adultos (INEA)
	Programa de Mejoramiento del Profesorado (PROMEP)
	Programa Nacional de Becas y Financiamiento (PRONABES)
	Programa Escuelas de Calidad
	Programa Fondo de Modernización para la Educación Superior (FOMES)
	Programa Fondo de Inversión de Universidades Públicas Estatales con Evaluación de la ANUIES (FIUPEA)
	Programa de Fortalecimiento de la Educación Especial y de la Integración Educativa
	Programa de Mejoramiento Institucional de las Escuelas Normales Públicas
	Programa de Desarrollo Humano Oportunidades
	Programa de Acciones Compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica (CONAFE)
	Modelo de Educación para la Vida y el Trabajo (INEA)
	Modelo Comunitario de Educación Inicial y Básica para Población Indígena y Migrante (CONAFE)
	Programa Becas de Apoyo a la Educación Básica de Madres Jóvenes y Jóvenes Embarazadas
	Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agricolas Migrantes
	Programa Asesor Técnico Pedagógico
	Programa Educativo Rural
	Programa del Sistema Nacional de Formación Continua y Superación Profesional de Maestros de Educación Básica en Servicio
	Programa Nacional de Lectura
	Programa para el Fortalecimiento del Servicio de la Educación Telesecundaria
	Programa Beca de Apoyo a la Práctica Intensiva y al Servicio Social para Estudiantes de Séptimo y Octavo Semestres de Escuelas Normales Públicas
	Cultura Física
	Deporte
	Sistema Mexicano del Deporte de Alto Rendimiento
	Programa de Apoyo a las Culturas Municipales y Comunitarias (PACMYC)

	Programa de Apoyo a Comunidades para Restauración de Monumentos y Bienes Artísticos de Propiedad Federal (FOREMOBA)
	Programa de Apoyo a la Infraestructura Cultural de los Estados (PAICE)
	Programa Escuelas de Tiempo Completo
	Programa de Escuela Segura
	Habilidades digitales para todos
12 Salud	
	Programa Comunidades Saludables
	Programas de Atención a Personas con Discapacidad
	Programa de Desarrollo Humano Oportunidades
	Programas para la Protección y Desarrollo Integral de la Infancia
	Programas de Atención a Familias y Población Vulnerable
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Caravanas de la Salud
	Seguro Médico para una Nueva Generación
	Sistema Integral de Calidad en Salud
14 Trabajo y Previsión Social	
	Programa de Apoyo al Empleo (PAE)
15 Reforma Agraria	
	Programa de la Mujer en el Sector Agrario (PROMUSAG)
	Fondo de Apoyo para Proyectos Productivos (FAPPA)
	Joven Emprendedor Rural y Fondo de Tierras
16 Medio Ambiente y Recursos Naturales	
	ProÁrbol-Programa de Desarrollo Forestal (PRODEFOR)
	ProÁrbol-Programa de Plantaciones Forestales Comerciales (PRODEPLAN)
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)
	Programa de Agua Limpia
	Programa de Desarrollo Institucional Ambiental (PDIA)
	Programa de Empleo Temporal (PET)
	Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
	Programa de Rehabilitación y Modernización de Distritos de Riego
	Programa de Desarrollo Parcelario
	ProÁrbol-Programa de Pago por Servicios Ambientales (PSA)
	ProÁrbol-Programa de Conservación y Restauración de Ecosistemas Forestales (PROCOREF)
	ProÁrbol-Programa de servicios ambientales por captura de carbono, biodiversidad y sistemas agroforestales (CABSA)
	Programa de Modernización y Tecnificación de Unidades de Riego
	Fondo Concursable para el Tratamiento de Aguas Residuales
	ProÁrbol- Apoyo para las Acciones Preventivas de Incendios Forestales
19 Aportaciones a Seguridad Social	
	Programa IMSS-Oportunidades
20 Desarrollo Social	
	Programa Hábitat
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa de Opciones Productivas
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)
	Programa de Ahorro y Subsidio para la Vivienda Tu Casa
	Programa 3 x 1 para Migrantes
	Programa de Atención a Jornaleros Agrícolas
	Programa de Coinversión Social
	Programa de Empleo Temporal (PET)
	Programa de Desarrollo Humano Oportunidades
	Programa de Vivienda Rural
	Programa de Apoyo Alimentario
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Rescate de espacios públicos
	Programa 70 y más
	Programa de apoyo a los avecindados en condiciones de pobreza patrimonial para regularizar asentamientos humanos irregulares (PASPRAH)
	Programa para el Desarrollo de Zonas Prioritarias
38 Consejo Nacional de Ciencia y Tecnología	
	Becas de posgrado y otras modalidades de apoyo a la calidad
	Sistema Nacional de Investigadores
	Fortalecimiento a nivel sectorial de las capacidades científicas, tecnológicas y de innovación
	Fortalecimiento en las Entidades Federativas de las capacidades científicas, tecnológicas y de innovación

ANEXO 19. PROGRAMA DE DESARROLLO HUMANO OPORTUNIDADES (millones de pesos)

	Monto
Desarrollo Social	35,028.2
Educación Pública	23,134.4
Salud	4,926.5
TOTAL	**63,089.1**

ANEXO 20. ESTRATEGIA NACIONAL PARA LA TRANSICIÓN ENERGÉTICA Y EL APROVECHAMIENTO SUSTENTABLE DE LA ENERGÍA (pesos)

Ramo	**Monto**
Total	**10,146,535,441**
4 Gobernación	**12,000,000**
Instituto Nacional de Migración	12,000,000
8 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**1,100,000,000**
12 Salud	**400,000**
18 Energía	**9,025,840,041**
Secretaría de Energía	1,500,000,000
Instituto Mexicano del Petróleo	390,000
I.I.I. Servicios, S.A. de C.V.	1,920,000
Instituto de Investigaciones Eléctricas	420,000
Comisión Federal de Electricidad	888,255,748
Pemex Refinación	6,328,642,101
Pemex Gas y Petroquímica Básica	145,052,800
Pemex Petroquímica	95,083,687
Pemex Exploración y Producción	66,075,705
21 Turismo	**8,295,400**

ANEXO 21. PRINCIPALES PROGRAMAS

4	**Gobernación**	
		Servicios Migratorios en Fronteras, Puertos y Aeropuertos
		Promover la Protección de los Derechos Humanos y Prevenir la Discriminación.
		Registro e Identificación de Población (Programa de Credencialización)
		Operación del Sistema Nacional de Protección Civil
6	**Hacienda y Crédito Público**	
		Programas de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas
		Programa de Esquema de Financiamiento y Subsidio Federal para Vivienda
08	**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	
		PROCAMPO para Vivir Mejor
		Programa para la Adquisición de Activos Productivos
		Programa de Atención a Contingencias Climatológicas
		Programa de Uso Sustentable de Recursos Naturales para la Producción Primaria
		Programa de Soporte
		Programa de Inducción y Desarrollo del Financiamiento al Medio Rural
		Programa de Atención a Problemas Estructurales
09	**Comunicaciones y Transportes**	
		Proyectos de infraestructura económica de carreteras
		Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales
		Mantenimiento de Carreteras
		Programa de Empleo Temporal (PET)
		Servicios en puertos, aeropuertos y ferrocarriles
10	**Economía**	
		Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)
		Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)
11	**Educación Pública**	
		Programa de Educación inicial y básica para la población rural e indígena
		Programa Nacional de Becas y Financiamiento (PRONABES)
		Programa Escuelas de Calidad
		Programa Fondo de Modernización para la Educación Superior (FOMES)
		Programa Fondo de Inversión de Universidades Públicas Estatales con Evaluación de la ANUIES (FIUPEA)
		Programa de Desarrollo Humano Oportunidades
		Acciones Compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica (CONAFE)
		Programa de Escuela Segura
		Subsidios federales para organismos descentralizados estatales
		Programa de becas
		Enciclomedia
		Prestación de servicios de educación media superior
		Prestación de servicios de educación técnica
		Prestación de servicios de educación superior y posgrado
		Otorgamiento y difusión de servicios culturales
		Investigación científica y desarrollo tecnológico
		Mejores Escuelas
		Producción y distribución de libros de texto gratuitos
		Proyectos de infraestructura social de educación

12	**Salud**	
		Programa Comunidades Saludables
		Programas de Atención a Personas con Discapacidad
		Programa de Desarrollo Humano Oportunidades
		Programas para la Protección y Desarrollo Integral de la Infancia
		Programas de Atención a Familias y Población Vulnerable
		Caravanas de la Salud
		Seguro Médico para una Nueva Generación
		Sistema Integral de Calidad en Salud
		Seguro Popular
		Prevención y atención contra las adicciones
		Prevención y atención de VIH/SIDA y otras ITS
14	**Trabajo y Previsión Social**	
		Programa de Apoyo al Empleo (PAE)
15	**Reforma Agraria**	
		Programa de la Mujer en el Sector Agrario (PROMUSAG)
		Fondo de Apoyo para Proyectos Productivos (FAPPA)
		Joven Emprendedor Rural y Fondo de Tierras
		Atención de conflictos agrarios
		Modernización del Catastro Rural Nacional
16	**Medio Ambiente y Recursos Naturales**	
		ProÁrbol
		Programa de Conservación para el Desarrollo Sostenible (PROCODES)
		Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
		Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
		Programa de Modernización y Tecnificación de Unidades de Riego
		Fondo Concursable para el Tratamiento de Aguas Residuales
		Prevención y Gestión Integral de Residuos
		Proyectos de Infraestructura Económica de Agua Potable, Alcantarillado y Saneamiento
		Programa de Cultura del Agua
		Túnel Emisor Oriente y Central y Planta de Tratamiento Atotonilco
		Infraestructura de Riego
		Infraestructura de temporal
		Zona de Mitigación y Rescate Ecológico en el Lago Texcoco
		Recuperación y Repoblación de Especies de Vida Silvestre y en Peligro de Extinción
		Consolidar el Sistema Nacional de Áreas Naturales Protegidas
		Programa de Remediación de Sitios Contaminados
		Restauración y Conservación de Polígonos Forestales de Alta Biodiversidad
		Operación y Mantenimiento del Sistema Cutzamala
		Programa de Empleo Temporal
17	**Procuraduría General de la República**	
		Combate a delitos del fuero federal
		Combate a la delincuencia organizada
20	**Desarrollo Social**	
		Programa Hábitat
		Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
		Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
		Programa de Ahorro y Subsidio para la Vivienda Tu Casa
		Programa 3 x 1 para Migrantes
		Programa de Coinversión Social
		Programa de Empleo Temporal (PET)
		Programa de Desarrollo Humano Oportunidades
		Programa de Vivienda Rural
		Programa de Apoyo Alimentario
		Programa de estancias infantiles para apoyar a madres trabajadoras
		Rescate de espacios públicos
		Programa 70 y más
		Programa para el Desarrollo de Zonas Prioritarias
21	**Turismo**	
		Conservación y Mantenimiento a los CIP's a Cargo del FONATUR
		Promoción y Desarrollo de Programas y Proyectos Turísticos de las Entidades Federativas
		Servicios de Orientación y Asistencia Turística
		Promoción de México como Destino Turístico
		Mantenimiento de Infraestructura
		Proyectos de Infraestructura de Turismo
36	**Seguridad Pública**	
		Otorgamiento de subsidios en materia de Seguridad Pública a Entidades Federativas, Municipios y el Distrito Federal
		Desarrollo de instrumentos para la prevención del delito
		Implementación de operativos para la prevención y disuasión del delito
		Administración del Sistema Federal Penitenciario
		Plataforma México
38	**Consejo Nacional de Ciencia y Tecnología**	
		Becas de posgrado y otras modalidades de apoyo a la calidad
		Sistema Nacional de Investigadores

ANEXO 22. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

		Proyecto PEF	Reducciones	Ampliaciones	Reasignaciones	Presupuesto Aprobado
A: RAMOS AUTÓNOMOS		**60,529,872,078**	**7,435,030,000**	**0**	**-7,435,030,000**	**53,094,842,078**
Gasto Programable						
01	Poder Legislativo	10,199,963,905	650,000,000	0	-650,000,000	9,549,963,905
	Cámara de Senadores	3,819,947,913	250,000,000	0	-250,000,000	3,569,947,913
	Cámara de Diputados	5,153,515,992	400,000,000	0	-400,000,000	4,753,515,992
	Auditoría Superior de la Federación	1,226,500,000	0	0	0	1,226,500,000
03	Poder Judicial	40,108,570,217	6,085,030,000	0	-6,085,030,000	34,023,540,217
	Suprema Corte de Justicia de la Nación	4,476,176,131	0	0	0	4,476,176,131
	Consejo de la Judicatura Federal	33,637,455,886	6,000,000,000	0	-6,000,000,000	27,637,455,886
	Tribunal Electoral del Poder Judicial de la Federación	1,994,938,200	85,030,000	0	-85,030,000	1,909,908,200
22	Instituto Federal Electoral	9,231,759,587	600,000,000	0	-600,000,000	8,631,759,587
35	Comisión Nacional de los Derechos Humanos	989,578,369	100,000,000	0	-100,000,000	889,578,369
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA						
	Instituto Nacional de Estadística y Geografía	8,765,687,413	0	0	0	8,765,687,413
B: RAMOS ADMINISTRATIVOS		**767,692,437,572**	**55,543,853,064**	**75,357,200,000**	**19,813,346,936**	**787,505,784,508**
Gasto Programable						
02	Presidencia de la República	1,727,562,262	49,721,602	0	-49,721,602	1,677,840,660
04	Gobernación	8,640,878,144	1,339,245,462	1,069,000,000	-270,245,462	8,370,632,682
05	Relaciones Exteriores	6,094,491,117	154,134,015	5,000,000	-149,134,015	5,945,357,102
06	Hacienda y Crédito Público	34,087,117,169	963,768,388	3,333,000,000	2,369,231,612	36,456,348,781
07	Defensa Nacional	42,531,335,057	148,924,746	1,250,000,000	1,101,075,254	43,632,410,311
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	60,785,051,806	671,599,889	13,255,000,000	12,583,400,111	73,368,451,917
09	Comunicaciones y Transportes	61,587,000,000	589,913,305	19,265,700,000	18,675,786,695	80,262,786,695
10	Economía	13,246,131,938	230,793,871	1,339,400,000	1,108,606,129	14,354,738,067
11	Educación Pública	196,415,595,798	2,868,936,688	17,639,500,000	14,770,563,312	211,186,159,110
12	Salud	89,363,655,045	4,410,124,118	4,939,400,000	529,275,882	89,892,930,927
13	Marina	15,887,052,263	145,183,070	250,000,000	104,816,930	15,991,869,193
14	Trabajo y Previsión Social	3,769,426,176	91,560,262	0	-91,560,262	3,677,865,914
15	Reforma Agraria	4,387,556,368	112,433,223	920,000,000	807,566,777	5,195,123,145
16	Medio Ambiente y Recursos Naturales	40,485,911,137	721,608,700	6,471,900,000	5,750,291,300	46,236,202,437
17	Procuraduría General de la República	12,090,878,967	327,704,910	18,300,000	-309,404,910	11,781,474,057
18	Energía 1/	38,251,717,463	35,088,095,125	0	-35,088,095,125	3,163,622,338
20	Desarrollo Social	84,243,333,123	6,566,441,785	2,500,000,000	-4,066,441,785	80,176,891,338
21	Turismo	3,000,765,879	70,007,344	1,005,000,000	934,992,656	3,935,758,535
27	Función Pública	1,310,369,126	61,610,172	0	-61,610,172	1,248,758,954
31	Tribunales Agrarios	775,086,631	24,419,635	0	-24,419,635	750,666,996
32	Tribunal Federal de Justicia Fiscal y Administrativa	1,608,536,145	39,112,970	150,000,000	110,887,030	1,719,423,175
36	Seguridad Pública	31,802,779,781	581,003,119	1,216,000,000	634,996,881	32,437,776,662
37	Consejería Jurídica del Ejecutivo Federal	101,673,556	5,570,457	0	-5,570,457	96,103,099
38	Consejo Nacional de Ciencia y Tecnología	15,498,532,621	281,940,208	730,000,000	448,059,792	15,946,592,413
C: RAMOS GENERALES		**1,522,439,426,927**	**32,898,737,633**	**38,008,030,000**	**5,109,292,367**	**1,527,548,719,294**
Gasto Programable						
19	Aportaciones a Seguridad Social 1/	287,591,497,519	5,268,606,641	14,674,800,000	9,406,193,359	296,997,690,878
23	Provisiones Salariales y Económicas	43,239,513,278	0	22,583,230,000	22,583,230,000	65,822,743,278
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	43,101,034,747	6,975,944	750,000,000	743,024,056	43,844,058,803
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	11,251,614,400	0	750,000,000	750,000,000	12,001,614,400
	Aportaciones para los servicios de educación básica y normal en el Distrito Federal	31,849,420,347	6,975,944	0	-6,975,944	31,842,444,403
33	Aportaciones Federales para Entidades Federativas y Municipios	423,221,711,104	3,913,667,100	0	-3,913,667,100	419,308,044,004
	Fondo de Aportaciones para la Educación Básica y Normal	234,357,706,491	0	0	0	234,357,706,491
	Fondo de Aportaciones para los Servicios de Salud	53,100,077,838	0	0	0	53,100,077,838
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	42,731,205,000	1,344,662,500	0	-1,344,662,500	41,386,542,500
	Estatal	5,179,022,046	162,973,095	0	-162,973,095	5,016,048,951
	Municipal	37,552,182,954	1,181,689,405	0	-1,181,689,405	36,370,493,549
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	43,796,066,629	1,378,171,490	0	-1,378,171,490	42,417,895,139
	Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	13,913,280,348	437,822,110	0	-437,822,110	13,475,458,238
	Asistencia Social	6,345,920,276	199,692,965	0	-199,692,965	6,146,227,311
	Infraestructura Educativa	7,567,360,072	238,129,145	0	-238,129,145	7,329,230,927
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	4,477,099,998	0	0	0	4,477,099,998
	Educación Tecnológica	2,662,608,819	0	0	0	2,662,608,819
	Educación de Adultos	1,814,491,179	0	0	0	1,814,491,179
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	6,916,800,000	0	0	0	6,916,800,000
	Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	23,929,474,800	753,011,000	0	-753,011,000	23,176,463,800

Gasto No Programable						
24	Deuda Pública	237,910,980,862	5,000,000,000	0	-5,000,000,000	232,910,980,862
28	Participaciones a Entidades Federativas y Municipios	453,612,242,057	12,033,087,948	0	-12,033,087,948	441,579,154,109
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0	0	0	0	0
30	Adeudos de Ejercicios Fiscales Anteriores	20,000,000,000	6,676,400,000	0	-6,676,400,000	13,323,600,000
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	13,762,447,360	0	0	0	13,762,447,360
	Obligaciones incurridas a través de los programas de apoyo a deudores	2,434,947,360	0	0	0	2,434,947,360
	Obligaciones surgidas de los programas de apoyo a ahorradores	11,327,500,000	0	0	0	11,327,500,000
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**1,116,842,469,152**	**53,800,709,419**	**0**	**-53,800,709,419**	**1,063,041,759,733**
Gasto Programable						
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	112,488,700,000	5,423,071,067	0	-5,423,071,067	107,065,628,933
GYR	Instituto Mexicano del Seguro Social	320,379,600,000	0	0	0	320,379,600,000
TOQ	Comisión Federal de Electricidad	220,298,000,000	9,838,624,341	0	-9,838,624,341	210,459,375,659
T1O	Luz y Fuerza del Centro 1/	30,049,122,675	30,049,122,675	0	-30,049,122,675	0
TZZ	Petróleos Mexicanos (Consolidado)	384,423,900,000	8,489,891,336	0	-8,489,891,336	375,934,008,664
Gasto No Programable						
	Costo Financiero, que se distribuye para erogaciones de:	49,203,146,477	0	0	0	49,203,146,477
TOQ	Comisión Federal de Electricidad	8,904,710,828	0	0	0	8,904,710,828
TZZ	Petróleos Mexicanos (Consolidado)	40,298,435,649	0	0	0	40,298,435,649
Neteo: Resta de: a) aportaciones ISSSTE de Gobierno Federal y de los Poderes y Ramos Autónomos; b) subsidios y transferencias a las entidades paraestatales de control directo en la Administración Pública Federal		**303,909,993,142**	**40,285,200,116**	**0**	**-40,285,200,116**	**263,624,793,026**
GASTO NETO TOTAL		3,172,359,900,000	109,393,130,000	113,365,230,000	3,972,100,000	3,176,332,000,000

1/ Considera la reducción en la asignación presupuestaria de Luz y Fuerza del Centro derivado del Decreto por el que se extingue dicho organismo descentralizado publicado el 11 de octubre de 2009 así como las previsiones en el ramo de Aportaciones a Seguridad Social de las pensiones en curso de pago de los jubilados del citado organismo en liquidación. Los recursos remanentes por 17 mil 751.3 millones de pesos forman parte de las reasignaciones en el Presupuesto de Egresos de la Federación 2010.

ANEXO 23. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS JÓVENES (pesos)

	Monto
TOTAL	**9,719,300,000.0**
11 EDUCACIÓN PÚBLICA	**7,635,000,000.0**
Atención Educativa a Grupos en Situación Vulnerable	126,000,000.0
Programa Nacional de Becas y Financiamiento	1,399,900,000.0
Programa Nacional de Becas	3,917,100,000.0
Programa de Becas de Apoyo a la Educación Básica de Madres Jóvenes y Jóvenes Embarazadas	52,100,000.0
Acciones Compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica	2,003,000,000.0
Programa de Becas de Apoyo a la Práctica Intensiva y al Servicio Social para Estudiantes de Séptimo y Octavo Semestres	136,900,000.0
12 SALUD	**2,084,300,000.0**
Centro Nacional para la Salud de la Infancia y la Adolescencia	1,214,800,000.0
Prevención y Atención contra las Adicciones	869,500,000.0

ANEXO 24. AMPLIACIONES A ECONOMÍA (pesos)

	Monto
RAMO 10: ECONOMÍA	**1,339,400,000**
FONDO DE APOYO PARA LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	600,000,000
PROGRAMA PARA EL DESARROLLO DE LA INDUSTRIA DEL SOFTWARE	300,000,000
COMPETITIVIDAD EN LOGÍSTICA Y CENTRALES DE ABASTO Y SOFTWARE	100,000,000
FONDO NACIONAL DE APOYOS PARA EMPRESAS EN SOLIDADRIDAD (FONAES) 1/	14,400,000
PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE 2/	325,000,000
PROGRAMA DE MICROFINANCIAMIENTO A MUJERES RURALES (FOMMUR)	50,000,000
FONDO NACIONAL DE APOYOS PARA EMPRESAS EN SOLIDADRIDAD (FONAES)	250,000,000
PROGRAMA NACIONAL DE FINANCIAMIENTO A MICROEMPRESARIO	25,000,000

1/ Monto incluido en el Anexo 10 Erogaciones para la Igualdad entre Mujeres y Hombres.

2/ Monto incluido en el Anexo 8: Programa Especial Concurrente para el Desarrollo Rural Sustentable.

ANEXO 25. AMPLIACIONES A SALUD (pesos)

	Monto
RAMO 12: SALUD	**4,939,400,000**
FONDO DE APORTACIONES PARA LOS SERVICIOS DE SALUD A LA COMUNIDAD	974,450,000
AMPLIACIÓN PARA EL EQUIPAMIENTO Y OBRA EN UNIDADES MÉDICAS DE LAS ENTIDADES FEDERATIVAS	2,122,000,000
CONCLUSIÓN DE OBRA EN UNIDADES MÉDICAS FEDERALES	287,550,000
OBRA NUEVA Y TERMINACIÓN DE UNIDADES MÉDICAS DE LAS ENTIDADES FEDERATIVAS	390,000,000
FONDO PARA LA ATENCIÓN A PERSONAS CON DISCAPACIDAD	250,000,000
EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES 1/	915,400,000
PREVENCIÓN Y ATENCION DEL CANCER CERVICO-UTERINO Y MAMARIO	300,000,000
INVESTIGACIÓN Y DESARROLLO TECNOLÓGICO EN SALUD	8,000,000
PRESTACIÓN DE SERVICIOS EN LOS DIFERENTES NIVELES DE ATENCIÓN A LA SALUD	43,000,000
PREVENCIÓN Y ATENCIÓN CONTRA LAS ADICCIONES	20,000,000
PROMOCIÓN DE LA SALUD, PREVENCIÓN Y CONTROL DE ENFERMEDADES CRÓNICO DEGENERATIVAS Y TRANSMISIBLES Y LESIONES	9,000,000
PREVENCIÓN Y ATENCIÓN DE VIH/SIDA	10,000,000
ATENCIÓN DE LA SALUD REPRODUCTIVA Y LA IGUALDAD DE GÉNERO EN SALUD	525,400,000

1/ Monto incluido en el Anexo 10 Erogaciones para la Igualdad entre Mujeres y Hombres.

ANEXO 25.1. FONDO DE APORTACIONES PARA LOS SERVICIOS DE SALUD A LA COMUNIDAD (pesos)

	Monto
TOTAL	**974,450,000**
AGUASCALIENTES	8,942,842
BAJA CALIFORNIA	22,620,453
BAJA CALIFORNIA SUR	4,740,259
CAMPECHE	9,838,025
CHIAPAS	48,719,764
CHIHUAHUA	25,934,081
COAHUILA	21,239,572
COLIMA	6,254,579
DISTRITO FEDERAL	47,961,963
DURANGO	16,120,908
GUANAJUATO	49,511,057
GUERRERO	37,151,026
HIDALGO	26,996,146
JALISCO	58,645,499
MÉXICO	115,149,809
MICHOACÁN	40,565,711
MORELOS	15,541,031
NAYARIT	10,917,419
NUEVO LEÓN	35,180,781
OAXACA	39,926,570
PUEBLA	56,618,788
QUERÉTARO	15,321,659
QUINTANA ROO	11,264,378
SAN LUIS POTOSÍ	26,526,125
SINALOA	25,403,436
SONORA	22,588,455
TABASCO	23,247,948
TAMAULIPAS	28,619,849
TLAXCALA	10,509,174
VERACRUZ	78,338,620
YUCATÁN	19,385,373
ZACATECAS	14,668,699

ANEXO 25.2. AMPLIACIÓN PARA EL EQUIPAMIENTO Y OBRA EN UNIDADES MÉDICAS DE LAS ENTIDADES FEDERATIVAS (pesos)

	Monto
TOTAL	**2,122,000,000**
AGUASCALIENTES	68,000,000
BAJA CALIFORNIA	98,000,000
BAJA CALIFORNIA SUR	88,000,000
CAMPECHE	28,000,000
CHIAPAS	112,000,000
CHIHUAHUA	64,000,000
COAHUILA	38,000,000
COLIMA	13,000,000
DISTRITO FEDERAL	78,000,000
DURANGO	148,000,000
GUANAJUATO	18,000,000
GUERRERO	18,000,000
HIDALGO	18,000,000
JALISCO	68,000,000
MÉXICO	207,000,000
MICHOACÁN	18,000,000
MORELOS	18,000,000
NAYARIT	18,000,000
NUEVO LEÓN	38,000,000
OAXACA	18,000,000
PUEBLA	18,000,000
QUERÉTARO	248,000,000
QUINTANA ROO	28,000,000
SAN LUIS POTOSÍ	18,000,000
SINALOA	98,000,000
SONORA	33,000,000
TABASCO	38,000,000
TAMAULIPAS	38,000,000
TLAXCALA	68,000,000
VERACRUZ	198,000,000
YUCATÁN	15,000,000
ZACATECAS	148,000,000

ANEXO 25.3. AMPLIACIÓN PARA EL EQUIPAMIENTO Y OBRA EN UNIDADES MÉDICAS FEDERALES (pesos)

	Monto
TOTAL	**287,550,000**
CONSTRUCCIÓN DE LA TORRE DE ESPECIALIDADES DEL HOSPITAL GENERAL DR. MANUEL GEA GONZÁLEZ 2008-2010	85,000,000
HOSPITAL NACIONAL HOMEOPÁTICO, CENTRO DE ENSEÑANZA E INVESTIGACIÓN APLICADA	120,000,000
CENTRO DE ATENCIÓN MÉDICO-QUIRÚRGICA DE CORTA ESTANCIA JUÁREZ CENTRO. 2008-2012	82,550,000

ANEXO 25.4 OBRA NUEVA Y TERMINACIÓN DE UNIDADES MÉDICAS DE LAS ENTIDADES FEDERATIVAS (pesos)

	Monto
TOTAL	**390,000,000**
TERMINACIÓN DEL HOSPITAL INFANTIL DE 60 CAMAS EN PACHUCA	70,000,000
CONSTRUCCIÓN DEL HOSPITAL REGIONAL DE 90 CAMAS EN TULANCINGO (3a ETAPA)	80,000,000
TERMINACIÓN DEL HOSPITAL DE ESPECIALIDADES DE 60 CAMAS DE PACHUCA (2nda ETAPA)	130,000,000
CONSTRUCCIÓN DEL HOSPITAL INTEGRAL DE 12 CAMAS DE METZTILÁN (1a ETAPA)	20,000,000
TERMINACIÓN DEL INSTITUTO ESTATAL DE CANCEROLOGÍA DE COLIMA	75,000,000
CENTRO DE HEMODIÁLISIS DE VILLA DE ÁLVAREZ	15,000,000

ANEXO 26. AMPLIACIONES A EDUCACIÓN (pesos)

	Monto
RAMO 11: EDUCACIÓN PÚBLICA	**14,136,000,000**
EDUCACIÓN BÁSICA	**3,984,932,727**
Instituto Nacional para la Educación de los Adultos	170,000,000
Instituto Nacional de Lenguas Indígenas	10,000,000
Producción y distribución de libros de texto gratuitos	109,453,272
Producción y edición de libros, materiales educativos y culturales	135,479,455
Equipamiento de escuelas educación básica	150,000,000
Fondo para el mejoramiento de las tecnologías educativas	100,000,000
Fortalecimiento a la Educación Temprana y el Desarrollo Infatil	500,000,000
Programa de Educación Básica para Niños y Niñas de Familias Jornaleras Agricolas Migrantes	30,000,000
Programa del Sistema Nacional de Formación Continua y Superación Profesional de Maestros de Educación Básica en Servicio 1/	200,000,000
Apoyos complementarios para el FAEB	1,000,000,000
Programa de Fortalecimiento de Educación Especial y de la Integración Educativa	200,000,000
Programa Nacional de Inglés en Educación Básica	250,000,000
Fortalecimiento a las acciones asociadas a la educación indígena	250,000,000
Creación de plazas (Ramo 25) 2/	750,000,000
Atención educativa a grupos en situación vulnerable	100,000,000
Instituto Nacional para la Evaluación de la Educación	30,000,000
EDUCACIÓN MEDIA SUPERIOR 3/	**750,000,000**
Atención educativa a grupos en situación vulnerable	150,000,000
Fondo para el mejoramiento de las tecnologías educativas	100,000,000
Fondo concursable de la inversión en infraestructura para Educación Media Superior	500,000,000
EDUCACIÓN SUPERIOR	**9,401,067,273**
UNAM	630,000,000
IPN 4/	447,000,000
UAM	67,000,000
UPN	10,000,000
COLMEX	9,000,000
CINVESTAV	90,000,000
UAAANarro	10,000,000
CETI	17,000,000
Universidad Autónoma de la Ciudad de México	100,000,000
Universidad Virtual	30,000,000
Ampliación de la oferta educativa de los Institutos Tecnológicos (Incluye equipamiento e infraestructura)	350,000,000
Fondo de apoyo para la calidad de los institutos tecnológicos (federales y descentralizados) equipamiento e infraestructura: talleres y laboratorios	200,000,000
Resarcimiento del Subsidio Ordinario (irreductible) a UPES y UPEAS **(ANEXO 26.A)**	2,836,067,273
Fondo para la Modernización de la Educación Superior (FOMES)	50,000,000
Programa Fondo de Inversión de Universidades Públicas Estatales con Evaluación y Acreditación FIUPEA	50,000,000
Programa de Mejoramiento del Profesorado (PROMEP)	220,000,000
Fondo para la Consolidación de las Universidades Públicas Estatales y con Apoyo Solidario (irreductible) **(ANEXO 26.B)**	400,000,000
Fondo de Apoyo para Reformas Estructurales de las Universidades Públicas Estatales (Fondo de concurso para apoyar las reformas de las UPES para abatir pasivos contingentes derivados de pensiones y jubilaciones)	500,000,000
Fondo de Apoyo para Saneamiento Financiero de las UPES por Abajo de la Media Nacional en Subsidio por Alumno (Fondo de concurso para propuestas de saneamiento financiero) **(ANEXO 26.C)**	800,000,000
Fondo para el Reconocimiento de Plantilla de las Universidades Públicas Estatales (fondo de concurso. Incluye programa de estímulos y carrera administrativa)	400,000,000
Programa de Carrera Docente (UPES)	100,000,000
Programa de Apoyo a la Formación Profesional y Proyecto de Fundación Educación Superior-Empresa (ANUIES)	100,000,000
Apoyo a la Infraestructura de las Universidades Interculturales existentes (Fondo de concurso. Incluye equipamiento)	100,000,000
Fondo para la Consolidación de las Universidades Interculturales **(ANEXO 26.D)**	50,000,000
Modelo de Asignación Adicional al Subsidio Federal Ordinario, Universidades Públicas Estatales (Distribución por la fórmula CUPIA con participación de la SEP y ANUIES)	800,000,000
Fondo para Incremento de la Matrícula en Educación Superior de las Universidades Públicas Estatales y con Apoyo Solidario	600,000,000
Sistema Nacional de Educación a Distancia	70,000,000
Apoyo extraordinario Benemérita Universidad Autónoma de Puebla	150,000,000
Apoyo extraordinario Universidad Comunitaria Intercultural Potosina	15,000,000
Fondo de Apoyo a la Calidad de las Universidades Tecnológicas (incluye equipamiento, laboratorios y talleres)	200,000,000

1/ Incluye 100 millones del Programa de Fortalecimiento de Comunidades Escolares de Aprendizaje, Concursable, sujeto a reglas de operación (involucra a Padres de Familia) primer etapa.

2/ Plazas definidas en el marco de la Alianza por la Calidad de la Educación, cuya asignación está sujeta a concurso.

3/ El presupuesto para Educación Media Superior, incluye 700 millones de pesos de reasignación de la Subsecretaria de Educación Media Superior para el fortalecimiento de la educación media superior en COLBACH 392 millones de pesos, CECYTES 196 millones de pesos y COLBACH-D.F. 112 millones de pesos.

4/ Incluye 150 millones de pesos para la sede en Papantla, Veracruz; así como asignaciones de la primera etapa por 190 millones de pesos de la Unidad Profesional Interdisciplinaria de Ingeniería de la Unidad de Zacatecas.

ANEXO 26. A SUBSIDIO ORDINARIO PARA ORGANISMOS DESCENTRALIZADOS ESTATALES QUE LA FEDERACIÓN OTORGA EN 2010, EN TÉRMINOS DE LA LEY DE COORDINACIÓN PARA LA EDUCACIÓN SUPERIOR (SUBSIDIO ORDINARIO 2009 MÁS EL RESARCIMIENTO DE 2,836,067,273; pesos)

	Monto
Subsidio Ordinario UPES y UPEAS	**31,922,742,607**
4201 Aguascalientes	483,815,288
4202 Baja California	974,964,085
4203 Baja California Sur	230,872,881
4204 Campeche	556,147,916
4205 Coahuila	782,107,708
4206 Colima	874,756,978
4207 Chiapas	701,775,347
4208 Chihuahua	1,136,371,552
4210 Durango	564,346,387
4211 Guanajuato	840,566,781
4212 Guerrero	1,026,745,619
4213 Hidalgo 1/	686,114,739
4214 Jalisco	2,479,041,236
4215 México	1,012,249,611
4216 Michoacán	1,081,063,081
4217 Morelos	582,285,008
4218 Nayarit	822,561,875
4219 Nuevo León 2/	3,028,066,492
4220 Oaxaca	654,366,773
4221 Puebla	2,299,304,252
4222 Querétaro	811,213,930
4223 Quintana Roo	171,491,392
4224 San Luis Potosí 3/	1,136,671,967
4225 Sinaloa	2,200,074,846
4226 Sonora	1,015,201,204
4227 Tabasco	631,770,688
4228 Tamaulipas	1,279,146,666
4229 Tlaxcala	377,656,254
4230 Veracruz	1,510,645,806
4231 Yucatán	1,159,404,538
4232 Zacatecas	811,941,708

1/ Incluye 60,955,526 de pesos para distribuirse en el Sistema Estatal dependiente de la Secretaría de Educación del Estado de Hidalgo.

2 / Incluye 100,000,000 de pesos para el Hospital Universitario "Dr. José Eleuterio González" de la Universidad Autónoma de Nuevo León.

3/ Incluye 30,000,000 de pesos para el Instituto Potosino de Ciencia y Tecnología.

ANEXO 26. B FONDO PARA LA CONSOLIDACIÓN DE LAS UNIVERSIDADES PÚBLICAS ESTATALES Y CON APOYO SOLIDARIO (pesos)

	Monto
	400,000,000
UR511 UPES	
Universidad Autónoma de Aguascalientes	4,014,082
Universidad Autónoma de Baja California	8,211,259
Universidad Autónoma de Baja California Sur	1,991,978
Universidad Autónoma de Campeche	2,856,086
Universidad Autónoma del Carmen	1,475,829
Universidad Autónoma de Coahuila	6,727,567
Universidad de Colima	7,512,293
Universidad Autónoma de Chiapas	4,619,463
Universidad Autónoma de Chihuahua 1/	49,495,831
Universidad Autónoma de Ciudad Juárez	4,749,143
Universidad Juárez del Estado de Durango	4,723,370
Universidad de Guanajuato	6,450,831
Universidad Autónoma de Guerrero	8,692,334
Universidad Autónoma del Estado de Hidalgo	5,763,621
Universidad de Guadalajara	21,113,892
Universidad Autónoma del Estado de México	7,854,585
Universidad Tecnológica de Nezahualcóyotl	20,000,000
Universidad Michoacana de San Nicolás de Hidalgo	9,049,230
Universidad Autónoma del Estado de Morelos	4,789,823
Universidad Autónoma de Nayarit	6,109,958
Universidad Autónoma de Nuevo León	24,675,344
Universidad Autónoma Benito Juárez de Oaxaca	3,909,798
Benemérita Universidad Autónoma de Puebla 2/	71,546,865
Universidad Autónoma de Querétaro	5,939,726
Universidad Autónoma de San Luis Potosí	9,680,651
Universidad Autónoma de Sinaloa	17,640,733
Universidad de Sonora	5,168,002
Instituto Tecnológico de Sonora	2,043,885
Universidad Juárez Autónoma de Tabasco	4,281,324
Universidad Autónoma de Tamaulipas	11,193,347
Universidad Autónoma de Tlaxcala	2,950,728
Universidad Veracruzana	13,059,645
Universidad Autónoma de Yucatán	9,688,554
Universidad Autónoma de Zacatecas	6,859,559
Universidad de Quintana Roo	934,004
UR 511 UPEAS	-
Universidad del Mar	1,664,453
Universidad Tecnológica de la Mixteca	1,552,648
Universidad de Occidente	1,322,307
Centro de Estudios Superiores del Estado de Sonora	699,631
Universidad de Ciencias y Artes de Chiapas	1,633,420
Universidad Popular de la Chontalpa	1,139,348
Centro de Investigación y Docencia en Humanidades del Estado de Morelos	79,015
Universidad del Caribe	1,241,779
Universidad Estatal del Valle de Ecatepec	334,982
Universidad del Istmo	424,108
Universidad de la Sierra Sur	246,311
Universidad del Papaloapan	186,597
Universidad de la Sierra	257,390
Universidad de Oriente	112,711
Universidad Intercultural Serrana del Estado de Puebla	469,630
Colegio de Chihuahua	93,926

UR 514 UI's	-
Universidad Intercultural del Estado de México	819,492
Universidad Intercultural de Chiapas	485,248
Universidad Intercultural del Estado Tabasco	258,297
Universidad Intercultural del Estado de Puebla	164,370
Universidad Intercultural de Guerrero	164,370
Universidad Intercultural Indígena de Michoacán	164,370
Universidad Intercultural de la Zona Maya	93,926
UR 514 UP'S	-
Universidad Politécnica de San Luis Potosí	1,174,075
Universidad Politécnica de Aguascalientes	610,519
Universidad Politécnica de Tulancingo	892,297
Universidad Politécnica de Zacatecas	704,445
Universidad Politécnica de Pachuca	821,852
Universidad Politécnica del Valle de México	469,630
Universidad Politécnica de Puebla	516,593
Universidad Politécnica de Morelos	469,630
Universidad Politécnica de Chiapas	422,667
Universidad Politécnica de Sinaloa	704,445
Universidad Politécnica de Tlaxcala	469,630
Universidad Politécnica de Guanajuato	328,741
Universidad Politécnica de Durango	328,741
Universidad Politécnica Gómez Palacio	328,741
Universidad Politécnica de Baja California	328,741
Universidad Politécnica de Francisco I. Madero	328,741
Universidad Politécnica de Querétaro	380,400
Universidad Politécnica de la Zona Metropolitana de Guadalajara	399,185
Universidad Politécnica de Victoria	187,852
Universidad Politécnica de Altamira	187,852
Universidad Politécnica Mesoamericana	187,852
Universidad Politécnica del Golfo de México	187,852
Universidad Politécnica del Valle de Toluca	187,852

1/ Incluye 45,265,500 para el esarrollo y consolidación de espacios académicos.

2/ Incluye 25,009,951 para el Laboratorio de Enfermedades Infecciosas Emergentes y Reemergentes, y 27,740,973 para el Fortalecimiento para la plataforma tecnológica de la Universidad.

ANEXO 26. C DESAGREGADO DEL PROGRAMA PRESUPUESTAL U008 FONDO DE APOYO PARA SANEAMIENTO FINANCIERO DE LAS UPES POR ABAJO DE LA MEDIA NACIONAL EN SUBSIDIO POR ALUMNO (FONDO SUJETO A LINEAMIENTOS EMITIDOS POR LA SEP) DE LA UNIDAD RESPONSABLE 511 (pesos)

	Monto
Fondo de Apoyo para Saneamiento Financiero de las UPES por Abajo de la Media Nacional en Subsidio por Alumno	**800,000,000**
Universidad Autónoma de Chiapas	27,095,449
Universidad Autónoma de Chihuahua	31,190,791
Universidad Autónoma de Ciudad Juárez	27,142,700
Universidad Autónoma de Guerrero	103,834,774
Universidad Autónoma del Estado de Hidalgo	57,579,113
Universidad de Guadalajara	76,797,597
Universidad Autónoma del Estado de México	35,438,718
Universidad Michoacana de San Nicolás de Hidalgo	97,022,875
Universidad Autónoma de Nayarit	29,582,737
Universidad Autónoma Benito Juárez de Oaxaca	76,622,710
Universidad Autónoma de Sinaloa	82,303,981
Instituto Tecnológico de Sonora	28,693,036
Universidad Juárez Autónoma de Tabasco	58,863,671
Universidad Autónoma de Zacatecas	67,831,849

La distribución del fondo para las 14 UPES que se encuentran por debajo de la media nacional en subsidio por alumno se realizó por medio de dos componentes, el primero de ellos por su posición respecto a la media nacional de subsidio por alumno ponderada, mientras que en el segundo se consideraron los elementos de saneamiento financiero (problemas estructurales).

ANEXO 26. D FONDO PARA LA CONSOLIDACIÓN DE LAS UNIVERSIDADES INTERCULTURALES (IRREDUCTIBLE, pesos)

	Monto
	50,000,000
Universidad Intercultural de Chiapas	6,454,905
Universidad Intercultural del Estado de México	8,525,610
Universidad Intercultural del Estado de Tabasco	7,798,756
Universidad Intercultural del Estado de Puebla	5,414,599
Universidad Intercultural Indígena de Michoacán	4,923,910
Universidad Intercultural del Estado de Guerrero	2,110,250
Universidad Intercultural Maya de Quintana Roo	7,164,440
Universidad Intercultural Veracruzana	1,054,086
Universidad Autónoma Indígena de México 1/	6,553,444

1/ Recursos que asignarán en 2010 a la UR 511 en el programa U006 como subsidio ordinario.

ANEXO 26. E AMPLIACIONES A CULTURA (pesos)

RAMO 11: EDUCACIÓN PÚBLICA	Monto
TOTAL CULTURA	**3,058,500,000**
Instituto Nacional de Antropología e Historia	**361,000,000**
Fondo Arqueológico	100,000,000
Infraestructura y Servicios	261,000,000
Instituto Nacional de las Bellas Artes y Literatura	**507,800,000**
Obras del Palacio de Bellas Artes y otras obras de infraestructura prioritaria	407,800,000
Actividades Artísticas y Servicios	100,000,000
Radio Educación	**2,600,000**
Transición aislada de frecuencia de análoga a digital	2,600,000
Consejo Nacional para la Cultura y las Artes (CONACULTA)	**1,867,300,000**
Ciudades Patrimonio	100,000,000
Instituciones Estatales de Cultura (15 millones por Entidad Federativa)	480,000,000
Apoyos y Donativos 1/	517,500,000
Librería de la Mujer	100,000,000
Apoyo Extraordinario a Actividades Culturales del Bicentenario y Centenario de la Independencia y Revolución (15 millones por Entidad Federativa)	480,000,000
Digitalización	45,000,000
Remodelación, restauración y equipamiento	100,000,000
Material Bibliográfico	44,800,000
Centro de Capacitación Cinematográfica, AC	**9,700,000**
Extensión Académica	3,400,000
Equipamiento e infraestructura Educativa	6,300,000
Compañía Operadora del Centro Cultural y Turístico de Tijuana, S.A. de C.V.	**20,100,000**
Actividades Artísticas y Servicios	20,100,000
Educal	**7,000,000**
Acondicionamiento de nuevas librerías	7,000,000
Estudios Churubusco Azteca, S.A.	**12,000,000**
Servicios de Producción Cinematográfica	12,000,000
Fideicomiso para la Cineteca Nacional	**5,900,000**
Preservación y resguardo en las bóvedas, realización de festivales y encuentros	5,900,000
Instituto Mexicano de Cinematografía	**164,600,000**
Aportaciones a Fideicomisos Públicos	164,600,000
Instituto Mexicano de la Radio	**18,800,000**
Transición Regional de Radiodifusión AM a FM	18,800,000
Televisión Metropolitana S.A. de C.V.	**28,800,000**
Cambio tecnológico a digital	28,800,000
Fondo de Cultura Económica	**31,900,000**
Rehabilitación de la Catedral de Jalapa Veracruz	**6,000,000**
Cumbre Tajín Veracruz	**15,000,000**

1/ La distribución por entidad federativa se detalla en el anexo 26 F Proyectos de Cultura.

ANEXO 26. F PROYECTOS DE CULTURA (pesos)

Proyecto Solicitado	Estado	Municipio	Monto
UNIVERSIDAD DE LAS ARTES	AGUASCALIENTES	AGUASCALIENTES	2,500,000.0
PROARTE	AGUASCALIENTES	AGUASCALIENTES	3,500,000.0
TEATRO MORELOS	AGUASCALIENTES	AGUASCALIENTES	1,500,000.0
TEATRO AGUASCALIENTES	AGUASCALIENTES	AGUASCALIENTES	1,000,000.0
TEATRO LEAL Y ROMERO	AGUASCALIENTES	AGUASCALIENTES	1,000,000.0
CINE EN AGUASCALIENTES	AGUASCALIENTES	AGUASCALIENTES	1,000,000.0
FESTIVAL DE CINE	AGUASCALIENTES	AGUASCALIENTES	250,000.0
CURSOS SOBRE CINE	AGUASCALIENTES	AGUASCALIENTES	250,000.0
FESTIVAL DE MÚSICA DE CÁMARA	AGUASCALIENTES	AGUASCALIENTES	500,000.0
FESTIVAL DE JAZZ	AGUASCALIENTES	AGUASCALIENTES	500,000.0
CENTRO DE INVESTIGACIÓN Y ESTUDIOS LITERARIOS DE AGUASCALIENTES	AGUASCALIENTES	AGUASCALIENTES	500,000.0
EL TROMPO MUSEO INTERACTIVO	BAJA CALIFORNIA	TIJUANA	1,500,000.0
"MUSEO ÁMBAR DE TIJUANA"	BAJA CALIFORNIA	TIJUANA	500,000.0
"ORQUESTA DE BAJA CALIFORNIA"	BAJA CALIFORNIA	MEXICALI	500,000.0
TERMINACIÓN DE LA CASA DE CULTURA 3A ETAPA DE LA CIUDAD DE CANDELARIA	CAMPECHE	CANDELARIA	2,000,000.0
ACONDICIONAMIENTO DE ESPACIOS CULTURALES	CAMPECHE	CAMPECHE	1,500,000.0
CASA DE LA ENSEÑANZA	CHIAPAS	SAN CRISTÓBAL DE LAS CASAS	2,500,000.0
CONSTRUCCIÓN DE CASA DE LA CULTURA	CHIAPAS	CINTALAPA	507,000.0
CONSTRUCCIÓN DE CASA DE LA CULTURA	CHIAPAS	CINTALAPA	500,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE AMATENANGO DE LA FRONTERA	CHIAPAS	AMATENANGO	414,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE IXHUATAN	CHIAPAS	IXHUATAN	276,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SOCOLTENANGO	CHIAPAS	SOCOLTENANGO	276,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE TENEJAPA	CHIAPAS	TENEJAPA	531,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE TILA	CHIAPAS	TILA	415,000.0
RESTAURACIÓN DEL EDIFICIO VILLA VICTORIA	CHIHUAHUA	CIUDAD JUÁREZ	12,000,000.0
LAS PALOMAS: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
LAS MORENAS: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
CUATES DE AUSTRALIA: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
ESTANQUE DE LEÓN: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	100,000.0
LUCIO BLANCO: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
SAN JUAN DE BOQUILLAS: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
SAN VICENTE: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	100,000.0
LA VEGA: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
EL VENADO: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
ANTIGUOS MINEROS: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
LAS MORENAS: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
EL CAMPIZAL: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
EL OSO: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
SANTA TERESA: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
ESTANQUE DE NORIAS: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
LA VICTORIA: PLAZA CÍVICA Y CASA DE LA CULTURA	COAHUILA	CUATRO CIÉNEGAS	25,000.0
ANTIGUOS MINEROS	COAHUILA	CUATRO CIÉNEGAS	50,000.0
NUEVA ATALAYA	COAHUILA	CUATRO CIÉNEGAS	50,000.0
LA REFORMA	COAHUILA	CUATRO CIÉNEGAS	75,000.0
REHABILITACIÓN DE LA PLAZA PRINCIPAL (ADOQUÍN)	COAHUILA	MUZQUIZ	100,000.0
PLAZAS, JARDINES Y ANDADORES PEATONALES	COAHUILA	MUZQUIZ	50,000.0
ARREGLO DE FACHADAS E IMAGEN URBANA DE LOS LUGARES HISTÓRICOS	COAHUILA	MUZQUIZ	50,000.0
RESCATE DE INMUEBLES HISTÓRICOS	COAHUILA	MUZQUIZ	50,000.0
DIFUSIÓN DEL PATRIMONIO CULTURAL	COAHUILA	MUZQUIZ	250,000.0
REHABILITACIÓN DE LA PLAZA PRINCIPAL (ADOQUÍN)	COAHUILA	CASTAÑOS	150,000.0
PLAZAS, JARDINES Y ANDADORES PEATONALES	COAHUILA	CASTAÑOS	150,000.0
ARREGLO DE FACHADAS E IMAGEN URBANA DE LOS LUGARES HISTÓRICOS	COAHUILA	CASTAÑOS	200,000.0
RESCATE DE INMUEBLES HISTÓRICOS	COAHUILA	CASTAÑOS	200,000.0
DIFUSIÓN DEL PATRIMONIO CULTURAL	COAHUILA	CASTAÑOS	300,000.0
EQUIPAMIENTO DEL TEATRO DE LA CIUDAD	COAHUILA	MUZQUIZ	2,500,000.0
EQUIPAMIENTO DEL MUNICIPIO DE BELLAS ARTES	COAHUILA	SAN JUAN DE SABINAS	1,500,000.0
TEATRO DE LA CIUDAD " JULIO ALDAMA"	COAHUILA	SAN JUAN DE SABINAS	4,500,000.0
MUSEO ARQUEOLOGICO PALEONTOLÓGICO	COAHUILA	MUZQUIZ	4,000,000.0
"MUSEO DE HISTORIA"	COLIMA	VILLA DE ÁLVAREZ	5,000,000.0
SECRETARIA DE CULTURA FESTIVALES POPULARES	DISTRITO FEDERAL	DISTRITO FEDERAL	5,000,000.0
SECRETARIA DE CULTURA ORQUESTA FILARMÓNICA DE LA CIUDAD DE MÉXICO - GIRAS DELEGACIONALES	DISTRITO FEDERAL	DISTRITO FEDERAL	1,500,000.0
SECRETARIA DE CULTURA	DISTRITO FEDERAL	DISTRITO FEDERAL	2,500,000.0
SECRETARIA DE CULTURA TEATRO DE LA CIUDAD DE MÉXICO TEATRO BENITO JUÁREZ TEATRO SERGIO MAGAÑA INFRAESTRUCTURA Y EQUIPAMIENTO	DISTRITO FEDERAL	DISTRITO FEDERAL	2,500,000.0
SECRETARIA DE CULTURA, FÁBRICA DE ARTES Y OFICIOS (FAROS), FARO DE ORIENTE, FARO DE MILPA ALTA, FARO DE TLAHUAC, FARO INDIOS VERDES, ACTIVIDADES CULTURALES E INFRAESTRUCTURA	DISTRITO FEDERAL	DISTRITO FEDERAL	4,000,000.0

SECRETARIA DE CULTURA, MUSEO DE LA CIUDAD DE MÉXICO, MUSEO EL ESTANQUILLO, MUSEO PANTEÓN SAN FERNANDO, MUSEO NACIONAL DE LA REVOLUCIÓN, MUSEO DE LOS FERROCARRILEROS, MUSEO ARCHIVO DE LA FOTOGRAFÍA, ARCHIVO HISTÓRICO DE LA CIUDAD DE MÉXICO INFRAESTRUCTURA	DISTRITO FEDERAL	DISTRITO FEDERAL	2,000,000.0
SECRETARIA DE CULTURA PROGRAMA DE DESARROLLO CULTURAL Y APOYO A PROMOTORES INDEPENDIENTES	DISTRITO FEDERAL	DISTRITO FEDERAL	750,000.0
SECRETARIA DE CULTURA, PROGRAMA DE DESARROLLO CULTURAL Y APOYO A PROMOTORES INDEPENDIENTES, CASA REFUGIO CITLATEPEC, A.C., ALTSTADTFEST" GOERLITZ Y "NAGUALIAFEST" BERLÍN, ALEMANIA, 2010	DISTRITO FEDERAL	DISTRITO FEDERAL	250,000.0
SECRETARIA DE CULTURA COMISIÓN DE FILMACIONES DEL D.F.	DISTRITO FEDERAL	DISTRITO FEDERAL	750,000.0
SECRETARIA DE CULTURA PROGRAMAS CULTURALES COMUNITARIOS DE LA CIUDAD DE MÉXICO	DISTRITO FEDERAL	DISTRITO FEDERAL	1,500,000.0
REESTRUCTURACIÓN DE LA PLAZA DEL ESTUDIANTE, RECONSTRUCCIÓN TOTAL A EFECTO DE ORGANIZAR EL ESPACIO PÚBLICO EN ÁREA DE JUEGOS INFANTILES, GIMNASIO AL AIRE LIBRE Y UN CORREDOR CULTURAL INTERACTIVO PARA LA MEMORIA HISTÓRICA, LLEVARA EL NOMBRE "PARQUE BICENTENARIO"	DISTRITO FEDERAL	DISTRITO FEDERAL	2,500,000.0
RESTAURACIÓN ARQUITECTÓNICA Y ORNAMENTAL DEL RECINTO CULTURAL Y PATRIMONIO HISTÓRICO TEATRO DEL PUEBLO. RESTAURACIÓN ARQUITECTÓNICA Y ORNAMENTAL DE LOS ELEMENTOS DECORATIVOS DE CANTERA PRESENTES EN LA FACHADA, PATIO CENTRAL, VENTANAS, RODAPIES, DIAMANTES,	DISTRITO FEDERAL	DISTRITO FEDERAL	2,750,000.0
ESCUELA GRATUITA DE ARTES Y OFICIOS DE IZTACALCO PARA JÓVENES. SE REALIZARA OBRAS DE EXCAVACIÓN, ACARREOS, RELLENOS, TRAZOS, CIMENTACIÓN, ALBAÑILERÍA, BARDAS PERIMETRALES, ANDADORES INTERNOS, HERRERÍA INSTALACIONES ELÉCTRICAS E HIDROSANITARIAS	DISTRITO FEDERAL	DISTRITO FEDERAL	1,725,167.5
ARTE PARA LA SUSTENTABILIDAD	DISTRITO FEDERAL	DISTRITO FEDERAL	339,000.0
"TEMPLO Y SANTUARIO DE NUESTRA SEÑORA DEL CARMEN EN SAN ÁNGEL"	DISTRITO FEDERAL	DISTRITO FEDERAL	3,000,000.0
CASA DE CULTURA	DISTRITO FEDERAL	MIGUEL HIDALGO	7,000,000.0
JÓVENES POR MÁS EN LA CULTURA	DISTRITO FEDERAL	COYOACAN	1,500,000.0
FORTALECIMIENTO DE CAPACIDADES DE EMISORAS COMUNITARIAS	DISTRITO FEDERAL	COYOACAN	500,000.0
ACADEMIA MEXICANA DE LA LENGUA	DISTRITO FEDERAL	DISTRITO FEDERAL	2,000,000.0
FIDEICOMISO MUSEO DOLORES OLMEDO PATIÑO	DISTRITO FEDERAL	XOCHIMILCO	1,000,000.0
MUSEO DIEGO RIVERA ANANAHUACALLI Y FRIDA KAHLO	DISTRITO FEDERAL	COYOACAN	1,000,000.0
RESTAURACIÓN DE LA ANTIGUA BASÍLICA DE GUADALUPE	DISTRITO FEDERAL	GUSTAVO A. MADERO	10,000,000.0
LA NANA FÁBRICA DE LAS ARTES	DISTRITO FEDERAL	CUAUHTÉMOC	1,000,000.0
PROYECTO POR UN MÉXICO CON MÚSICA	DISTRITO FEDERAL	DISTRITO FEDERAL	3,000,000.0
FUNDACIÓN CERVANTISTA ENRIQUE Y ALICIA RUELAS	DISTRITO FEDERAL	DISTRITO FEDERAL	2,500,000.0
FUNDACIÓN HUMBERT PARA EL DESARROLLO SOCIAL Y DE LA BIODIVERSIDAD	DISTRITO FEDERAL	DISTRITO FEDERAL	1,000,000.0
OBRA ANTONIA DE RAFAEL BERNAL	DISTRITO FEDERAL	DISTRITO FEDERAL	500,000.0
DESARROLLO Y PROFESIONALIZACIÓN DE LAS ARTES ESCÉNICAS Y CINEMATOGRÁFICAS	DISTRITO FEDERAL	DISTRITO FEDERAL	1,000,000.0
TRANSVERSALES ENCUENTRO INTERNACIONAL DE ESCENA CONTEMPORÁNEA	DISTRITO FEDERAL	DISTRITO FEDERAL	1,000,000.0
APOYO A LA FORMACIÓN CULTURAL EN TÉCNICAS PROFESIONALES A LA MÚSICA POPULAR	DISTRITO FEDERAL	DISTRITO FEDERAL	5,000,000.0
PROGRAMACIÓN DE ACTIVIDADES CULTURALES EN EL CENTRO HISTÓRICO	DISTRITO FEDERAL	DISTRITO FEDERAL	6,000,000.0
LA MÚSICA VIVA EN PLAZAS PÚBLICAS DEL D.F.	DISTRITO FEDERAL	DISTRITO FEDERAL	6,000,000.0
ENCUENTRO NACIONAL DE TALENTOS 2010	DISTRITO FEDERAL	DISTRITO FEDERAL	3,500,000.0
MUSEO DE HISTORIA NATURAL	DISTRITO FEDERAL	DISTRITO FEDERAL	2,000,000.0
PROYECTO BICENTENARIO	DISTRITO FEDERAL	BENITO JUÁREZ	2,000,000.0
CONCURSO LITERARIO "RESCATANDO LAS TRADICIONES DE LOS PUEBLOS DE LA CAPITAL"	DISTRITO FEDERAL	DISTRITO FEDERAL	1,500,000.0
PROYECTOS ESTRATÉGICOS 2010	GUANAJUATO	GUANAJUATO	11,500,000.0
CONSERVATORIO DE MÚSICA Y ARTES DE CELAYA	GUANAJUATO	CELAYA	1,154,225.0
RESTAURACIÓN Y CONSOLIDACIÓN DE LA CAPILLA DE LA EXHACIENDA DE LA PROVIDENCIA	GUERRERO	ACAPULCO	125,000.0
RESTAURACIÓN Y CONSOLIDACIÓN DEL FORTÍN ÁLVAREZ	GUERRERO	ACAPULCO	500,000.0
REMODELACIÓN DEL TEATRO DOMINGO SOLER	GUERRERO	ACAPULCO	500,000.0
LA NAO, IV FESTIVAL INTERNACIONAL ACAPULCO 2010	GUERRERO	ACAPULCO	500,000.0
TERCER ENCUENTRO DE ESCRITORES DEL PACÍFICO	GUERRERO	ACAPULCO	300,000.0
INFRAESTRUCTURA CULTURA	HIDALGO	HIDALGO	2,000,000.0
ELABORACIÓN DE CATÁLOGO DE ÓRGANOS TUBULARES DE HIDALGO	HIDALGO	HIDALGO	1,700,000.0
PARROQUIA DE SAN JOSÉ OBRERO	JALISCO	ARANDAS	5,000,000.0
SANTÍSIMA IGLESIA DE LA LUZ.	JALISCO	CAÑADAS DE OBREGÓN	500,000.0
TEMPLO DEL SANTUARIO DEL SAGRADO CORAZÓN DE JESÚS	JALISCO	MEXTICACÁN	500,000.0
PROYECTOS CULTURALES CONMEMORATIVOS DEL BICENTENARIO Y CENTENARIO DE LA INDEPENDENCIA Y REVOLUCIÓN MEXICANA	JALISCO	YAHUALICA DE GONZÁLEZ GALLO	2,500,000.0
UNIÓN GANADERA REGIONAL DE JALISCO	JALISCO	TLAQUEPAQUE	4,000,000.0
PROYECTO DE INVESTIGACIÓN Y RESTAURACIÓN ARQUEOLÓGICA EN OCONAHUA	JALISCO	ETZATLÁN	1,857,000.0
PROYECTO DE REHABILITACIÓN DE IMAGEN URBANA	JALISCO	ETZATLÁN	1,554,000.0
EL PEÑOL	JALISCO	ETZATLÁN	3,800,000.0
AUDITORIO DEL BICENTENARIO AL AIRE LIBRE	JALISCO	TEQUILA	1,700,000.0

REHABILITACIÓN DEL TEMPLO DE SAN LUIS OBISPO	JALISCO	COLOTLÁN	700,000.0
RESTAURACIÓN DEL CENTRO HISTÓRICO	JALISCO	AHUALULCO DEL MERCADO	589,000.0
CONSTRUCCIÓN DE AUDITORIO	JALISCO	COLOTLÁN	500,000.0
RESTAURACIÓN DEL TEMPLO DE LA PURÍSIMA CONCEPCIÓN DE ETZATLÁN JALISCO	JALISCO	ETZATLÁN	500,000.0
ESCARAMUZA CHARRA LAS GARCITAS	JALISCO	ETZATLÁN	200,000.0
CONSTRUCCIÓN DE GRADAS DE LIENZO CHARRO SAN MARTÍN DE BOLAÑOS.	JALISCO	SAN MARTÍN DE	100,000.0
PALACIO DE CULTURA	JALISCO	GUADALAJARA	35,000,000.0
PROYECTO DE INVERSIÓN 2010	JALISCO	GUADALAJARA	12,500,000.0
FERIA INTERNACIONAL DEL LIBRO	JALISCO	GUADALAJARA	2,500,000.0
VAMOS POR EL 10 EN LECTURA	JALISCO	JALISCO	3,000,000.0
EQUIPO DE TRANSPORTE PARA LA DESCENTRALIZACIÓN DE PRESENTACIONES Y TEMPORADAS DE LA ORQUESTA	JALISCO	JALISCO	2,500,000.0
PREMIO NACIONAL DE LA CERÁMICA	JALISCO	JALISCO	1,500,000.0
CASA DE LA CULTURA DEL MUNICIPIO DE ENCARNACIÓN DE DÍAZ (CONSTRUCCIÓN)	JALISCO	ENCARNACIÓN DE DÍAZ	2,000,000.0
REMODELACIÓN CASA DE LA CULTURA DE TONALÁ	JALISCO	TONALÁ	5,000,000.0
PROYECTOS Y PROGRAMAS CULTURALES EN TLAQUEPAQUE	JALISCO	TLAQUEPAQUE	3,000,000.0
CONSTRUCCIÓN DE BIBLIOTECAS E INFRAESTRUCTURA CULTURAL PARA GUADALAJARA	JALISCO	GUADALAJARA	14,000,000.0
CONSTRUCCIÓN DE BIBLIOTECA EN LOMA DORADA TONALÁ	JALISCO	TONALÁ	2,000,000.0
CONSTRUCCIÓN DEL CENTRO DE LA CULTURA CHOCHO-MIXTECA 2A ETAPA	MÉXICO	VILLA GUERRERO	411,000.0
REHABILITACIÓN Y REMODELACIÓN 1ERA ETAPA DEL TEATRO AL AIRE LIBRE	MÉXICO	ZACAZONAPAN	347,000.0
CONSTRUCCIÓN DE CASA DE CULTURA LOCALIDAD SAN DIEGO	MÉXICO	SAN SIMON DE GUERRERO	479,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE CHICOLOAPAN	MÉXICO	CHICOLOAPAN	398,200.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE OCOYOACAC	MÉXICO	OCOYOACAC	330,504.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE TLATAYA	MÉXICO	TLATAYA	553,333.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE TULTEPEC	MÉXICO	TULTEPEC	796,500.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DEVILLA GUERRERO	MÉXICO	VILLA GUERRERO	1,000,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE ISIDRO FABELA	MÉXICO	ISIDRO FABELA	580,000.0
FESTIVAL DE NEZAHUALCOYOTL	MÉXICO	NEZAHUALCOYOTL	1,500,000.0
REMODELACIÓN Y EQUIMAMIENTO DE BIBLIOTECAS	MÉXICO	NEZAHUALCOYOTL	2,000,000.0
PROMOVER Y ACELERAR LA ENSEÑANZA MUSICAL	MÉXICO	TOLUCA	3,000,000.0
RECUPERACIÓN DEL TEATRO AL AIRE LIBRE ACONDICIONAMIENTO DE ESPACIOS	MÉXICO	MÉXICO	3,500,000.0
PRIMER RALLY TEATRAL EN NEZAHUALCOYOTL PARA EL CENTENARIO Y BICENTENARIO	MÉXICO	NEZAHUALCÓYOTL	1,500,000.0
EVENTOS ARTÍSTICOS Y TEATRO CONCHA	MÉXICO	MÉXICO	3,000,000.0
AMPLIACIÓN Y EQUIPAMIENTO DE LA CASA DE CULTURA	MÉXICO	SAN MARTÍN DE LAS PIRÁMIDES	1,000,000.0
ILUMINACIÓN DEL CENTRO HISTÓRICO Y REHABILITACIÓN DE PLAZA CENTRAL PARA ACTIVIDADES CULTURALES Y ARTÍSTICAS	MÉXICO	TOLUCA	3,000,000.0
REMODELACIÓN DEL CENTRO CULTURAL MAXIMILIANO RUIZ CASTAÑEDA"	MÉXICO	ACAMBAY	2,600,000.0
REHABILITACIÓN DE LA SALA DE CONCIERTOS FELIPE VILLA NUEVA DE TOLUCA	MÉXICO	TOLUCA	4,000,000.0
ORQUESTA SINFÓNICA DEL ESTADO DE MÉXICO	MÉXICO	TOLUCA	1,500,000.0
ADQUISICIÓN DE INSTRUMENTOS MUSICALES	MÉXICO	MÉXICO	2,000,000.0
BIBLIOTECA DEL BICENTENARIO	MÉXICO	MÉXICO	4,500,000.0
DIGITALIZACIÓN DE ACERVO HISTÓRICO	MÉXICO	MÉXICO	1,000,000.0
MANTENIMIENTO DE MUSEOS	MÉXICO	MÉXICO	3,000,000.0
CONSTRUCCIÓN Y EQUIPAMIENTO DE BIBLIOTECA VIRTUAL	MÉXICO	MÉXICO	1,000,000.0
MANTENIMIENTO A: JARDÍN BOTÁNICO, MUSEO DE LA MINERÍA DEL ORO, MUSEO ARQUEOLOGICO, DR. ROMÁN PIÑA CHAN, CENTRO CULTURAL DE TOLUCA Y MUSEO FELIPE SANTIAGO GUTIÉRREZ	MÉXICO	MÉXICO	2,000,000.0
FESTIVAL DE LAS FIESTAS PATRIAS	MÉXICO	IXTAPAN DE LA SAL	1,000,000.0
RECUPERACIÓN DE ENTORNO TIRO NORTE	MÉXICO	MUNICIPIO DEL ORO	2,500,000.0
"SANTA MARÍA MAGDALENA EN TEPETLAUXTOC"	MÉXICO	MÉXICO	5,500,000.0
"BIBLIOTECA PÚBLICA INTEGRAL"	MÉXICO	SULTEPEC	1,000,000.0
"CASA DE CULTURA DE SOAYANIQUILPAN"	MÉXICO	SOYANIQUILPAN	1,200,000.0
CASAS DE CULTURA REGIONALES	MÉXICO	TEXCALTITLÁN	688,775.0
FESTIVAL CULTURAL NEZAHUALCOYOTL	MÉXICO	NEZAHUALCOYOTL	1,500,000.0
ORQUESTA SINFÓNICA DEL ESTADO DE MÉXICO	MÉXICO	TOLUCA	10,000,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE BENITO JUÁREZ	MICHOACÁN	BENITO JUÁREZ	306,200.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE BUENAVISTA	MICHOACÁN	TINGAMBATO	398,200.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE COJUMATLAN DE REGULES	MICHOACÁN	COJUMATLAN DE REGULES	415,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE LÁZARO CÁRDENAS	MICHOACÁN	LÁZARO CÁRDENAS	447,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE MORELOS	MICHOACÁN	MORELOS	398,200.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE PANINDICUARO	MICHOACÁN	PANINDICUARO	275,600.0

CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE VENUSTIANO CARRANZA	MICHOACÁN	PURUANDIRO	300,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE VENUSTIANO CARRANZA	MICHOACÁN	VENUSTIANO CARRANZA	300,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE ZACAPU	MICHOACÁN	ZACAPU	247,000.0
CONSTRUCCIÓN DEL MONUMENTO "ENCUENTRO HIDALGO Y MORELOS"	MICHOACÁN	CHARO	4,000,000.0
PROYECTO DE REHABILITACIÓN EDILICIA DE LAS CASAS DE LA CULTURA DE URUAPAN 2DA ETAPA	MICHOACÁN	URUAPAN	2,000,000.0
RESTAURACIÓN DEL 2DO PATIO CENTRO CULTURAL CLAVIJERO	MICHOACÁN	MORELIA	468,000.0
CAPILLA SANTA MARÍA DE GUIDO	MICHOACÁN	MORELIA	1,000,000.0
CASA DEL GENERAL EPITACIO HUERTA SOLORIO	MICHOACÁN	COENEO	1,000,000.0
CONSTRUCCIÓN DE LA CASA DE LA CULTURA LOCALIDAD DE FELIPE CARRILLO PUERTO	MICHOACÁN	BUENAVISTA	775,000.0
TEATRO BICENTENARIO	MICHOACÁN	MORELIA	5,000,000.0
RESTAURACIÓN DEL TEMPLO DE LA ASUNCIÓN EN HONOR A NUESTRO PADRE JESÚS PERTENECIENTE A LA COMUNIDAD INDÍGENA NARANJA DE TAPIA	MICHOACÁN	ZACAPU	250,000.0
CONSTRUCCIÓN DE BIBLIOTECA REGIONAL JOSÉ HERNÁNDEZ MORENO	MICHOACÁN	LA PIEDAD	3,000,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE EMILIANO ZAPATA	MORELOS	EMILIANO ZAPATA	796,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE JIUTEPEC	MORELOS	JIUTEPEC	497,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE TLAQUILTENANGO	MORELOS	TLAQUILTENANGO	497,000.0
SEGUNDA ETAPA DE LA REHABILITACIÓN DE LA CASA DE CULTURA DE CUAUTLA	MORELOS	MUNICIPIO DE CUAUTLA	3,000,000.0
SEGUNDA ETAPA DE LA CONSTRUCCIÓN DE LA CASA DE CULTURA EN CABECERA MUNICIPAL DE HUAJICORI	NAYARIT	HUAJICORI	500,000.0
SANTA CATARINA CENTENARIO Y BICENTENARIO	NUEVO LEÓN	SANTA CATARINA	1,250,000.0
MEJORAMIENTO ESTRUCTURAL DE LA CASA DE LA CULTURA EFRAÍN DÍAZ DE LA GARZA	NUEVO LEÓN	SANTA CATARINA	300,000.0
SALA HISTÓRICA DE SANTA CATARINA	NUEVO LEÓN	SANTA CATARINA	102,500.0
ADQUISICIÓN DE INSTRUMENTOS MUSICALES, EQUIPO DE SONIDO Y VESTIMENTA	NUEVO LEÓN	SANTA CATARINA	347,500.0
PROYECTO ESCULTÓRICO CAPITAL LUCAS GARCÍAS	NUEVO LEÓN	SANTA CATARINA	500,000.0
MUSEO DE SAN NICOLÁS (MUSAN)	NUEVO LEÓN	SAN NICOLÁS DE LOS GARZA	2,000,000.0
TEATRO CALDERÓN	NUEVO LEÓN	MONTERREY	7,000,000.0
CENTRO HISTÓRICO CULTURAL, RECONSTRUCCIÓN DE FACHADAS Y BANQUETAS	NUEVO LEÓN	GENERAL TERAN	5,000,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE ASUNCIÓN IXTALTEPEC	OAXACA	ASUNCIÓN IXTALTEPEC	622,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE COYCOYAN DE LAS FLORES	OAXACA	COYCOYAN DE LAS FLORES	622,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SAN ANDRÉS HUAXPALTEPEC	OAXACA	SAN ANDRÉS HUAXPALTEPEC	620,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SAN PEDRO TOPILTEPEC	OAXACA	SAN PEDRO TOPILTEPEC	26,100.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SANTA MARÍA APAZCO	OAXACA	SANTA MARÍA APAZCO	311,200.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SANTA MARÍA CAMOTLAN	OAXACA	SANTA MARÍA CAMOTLAN	360,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SANTIAGO CHAZUMBA	OAXACA	SANTIAGO CHAZUMBA	1,000,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE VILLA DE CHILAPA DE DÍAZ	OAXACA	VILLA DE CHILAPA DE DÍAZ	200,000.0
PROYECTO CULTURAL INTEGRAL AMIGOS DEL MUPO, AC	OAXACA	OAXACA	1,000,000.0
CONSTRUCCIÓN CENTRO CULTURAL Y DE USOS MÚLTIPLES	OAXACA	MAGDALENA TEQUISISTLAN	400,000.0
RECONSTRUCCIÓN DEL TEMPLO ANTIGUO DE SANTA MARÍA HUAZOLOTITLAN	OAXACA	SANTA MARÍA HUAZOLOTITLAN	300,000.0
CONSTRUCCIÓN DE TECHUMBRE DE PLAZA CÍVICA	OAXACA	SANTA MARÍA TECOMAVACA	269,220.0
CONSTRUCCIÓN DE CENTRO POLIFUNCIONAL DE DESARROLLO COMUNITARIO	OAXACA	ZIMATLAN DE ÁLVAREZ	536,000.0
CONSTRUCCIÓN DE CASA DE MÚSICA INFANTIL SEGUNDA ETAPA	OAXACA	SAN PEDRO HUILOTEPEC	311,000.0
CONSTRUCCIÓN DE CASA DE LA CULTURA PARA EL RESCATE DE LA LENGUA ZAPOTECA	OAXACA	SANTA ANA ZEGACHE	610,000.0
CREACIÓN DE LA BANDA DE MÚSICA 7 MOGOTES	OAXACA	SANTA ANA ZEGACHE	314,832.0
REHABILITACIÓN DE LA SALA DE CONCIERTOS DEL TEATRO "ÁLVARO CARRILLO" Y ESCUELA SUPERIOR DE MÚSICA	OAXACA	OAXACA DE JUÁREZ	7,000,000.0
PROYECCIÓN INTERNACIONAL BANDA REGIONAL MIXE	OAXACA	MUNICIPIOS SELECCIONADOS AL INTERIOR DEL ESTADO	1,000,000.0
CONSTRUCCIÓN DE LA CASA DE CULTURA MUNICIPAL	OAXACA	SAN MIGUEL PERAS	1,000,000.0
FIESTAS DE LOS LUNES DEL CERRO "GUELAGUETZA"	OAXACA	OAXACA DE JUÁREZ	4,500,000.0
CONSTRUCCIÓN DE LA CASA DE CULTURA Y BIBLIOTECA MUNICIPAL	OAXACA	TRINIDAD ZAACHILA	1,000,000.0
FORTALECIMIENTO AL PATRIMONIO MUSICAL DE OAXACA	OAXACA	OAXACA DE JUÁREZ	3,000,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE FRANCISCO Z. MENA	PUEBLA	FRANCISCO Z. MENA	340,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE DOMINGO ARENAS	PUEBLA	DOMINGO ARENAS	200,000.0
ARCA / 20	PUEBLA	PUEBLA	1,500,000.0
GRAN VISIÓN CULTURAL	PUEBLA	PUEBLA	2,500,000.0
SAN PEDRO CHOLULA PROPUESTA PARA LA RESTAURACIÓN	PUEBLA	SAN PEDRO CHOLULA	2,500,000.0

FONDO PARA LA PRESENTACIÓN DE COMPAÑÍAS ARTÍSTICAS Y CULTURALES DE ALTA CALIDAD EN LAS UNIVERSIDADES TECNOLÓGICAS	PUEBLA	PUEBLA	3,000,000.0
DESARROLLO MUSICAL DE LA BANDA SINFÓNICA MIXTECA Y MÚSICOS NACIONALES E INTERNACIONAL	PUEBLA	PUEBLA	2,000,000.0
REMODELACIÓN Y RESTAURACIÓN DEL CINE TEATRO ROSALIO SOLANO	QUERÉTARO	QUERÉTARO	9,000,000.0
PROYECTO "FESTIVAL BICENTENARIO" SANTIAGO DE QUERÉTARO	QUERÉTARO	QUERÉTARO	2,500,000.0
CORO INFANTIL SINFÓNICO QUERETANO	QUERÉTARO	QUERÉTARO	2,000,000.0
REHABILITACIÓN DEL TEATRO MANUEL ÁVILA CAMACHO	QUINTANA ROO	OTHÓN BLANCO CHETUMAL	2,538,443.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE RAYÓN	SAN LUIS POTOSÍ	RAYÓN	452,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SANTO DOMINGO	SAN LUIS POTOSÍ	SANTO DOMINGO	602,400.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SOLEDAD DE GRACIANO SÁNCHEZ	SAN LUIS POTOSÍ	SOLEDAD DE GRACIANO SÁNCHEZ	570,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE VILLA GUADALUPE	SAN LUIS POTOSÍ	VILLA GUADALUPE	820,000.0
AUDITORIO MUNICIPAL DE AQUISMÓN	SAN LUIS POTOSÍ	AQUISMON	650,000.0
CONSTRUCCIÓN DE CASA DE CULTURA MUNICIPAL	SAN LUIS POTOSÍ	TANLAJAS	275,900.0
LA CULTURA A LA CALLE	SINALOA	CULIACÁN	2,500,000.0
REACONDICIONAMIENTO A LA FUENTE DE LAS NINFAS	TABASCO	CUNDUACÁN	1,050,000.0
CASA DE CULTURA JOSÉ TIQUET	TABASCO	PARAÍSO	1,000,000.0
PROYECTO WAN WINMAX	TABASCO	CENTLA	3,200,000.0
REHABILITACIÓN DE LA CASA DE CULTURA	TABASCO	JALAPA	1,200,000.0
PASEO CULTURAL BICENTENARIO	TABASCO	COMALCALCO	3,200,000.0
REHABILITACIÓN DE LA CASA DE ARTE	TABASCO	CENTRO	1,000,000.0
ORQUESTA SINFÓNICA JUVENIL CHONTAL	TABASCO	CENTRO	750,000.0
REMODELACIÓN DE LA BIBLIOTECA MUNICIPAL DEL MUNICIPIO DE JALAPA TABASCO	TABASCO	JALAPA	1,225,000.0
PROYECTOS CULTURALES DE INVERSIÓN	TAMAULIPAS	MATAMOROS	1,000,000.0
MUSEO DE ARTE CONTEMORÁNEO	TAMAULIPAS	MATAMOROS	1,000,000.0
MUSEO CASA MATA	TAMAULIPAS	MATAMOROS	1,000,000.0
ACONDICIONAMIENTO Y EQUIPAMIENTO DE LA BIBLIOTECA	TLAXCALA	TLAXCALA	2,000,000.0
EDICIÓN DE UN LIBRO DE ARTE EXPOSICIONES ITINERANTES, TALLERES DE FOMENTOS A LA LECTURA, EDICIÓN DE DIVERSOS TÍTULOS DEL AUTOR	TLAXCALA	TLAXCALA	1,000,000.0
RESTAURACIÓN DE LA CATEDRAL DE LA ASUNCIÓN DE NUESTRA SEÑORA	VERACRUZ	VERACRUZ	8,000,000.0
REHABILITACIÓN DE CALLEJONES HISTÓRICOS PARA LA REVITALIZACIÓN DEL CENTRO HISTÓRICO	VERACRUZ	VERACRUZ	1,000,000.0
CONSTRUCCIÓN DE CASA DE LA CULTURA	VERACRUZ	AGUA DULCE	1,000,000.0
CENTRO DE LAS ARTES INDÍGENAS-TAJÍN	VERACRUZ	PAPANTLA	2,700,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SAMAHIL	YUCATÁN	SAMAHIL	350,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE SUMA DE HIDALGO	YUCATÁN	SUMA DE HIDALGO	532,000.0
CONSTRUCCIÓN DE CASA DE CULTURA EN EL MUNICIPIO DE TIXMEHUAC	YUCATÁN	TIXMEHUAC	525,000.0
REHABILITACIÓN DE LA	YUCATÁN	TUNCAX	1,000,000.0
REHABILITACIÓN DE LA ESTACIÓN DE TRENES COMO CASA DE LA CULTURA	YUCATÁN	YUCATÁN	1,500,000.0
PROYECTOS ESTRATÉGICOS 2010	YUCATÁN	YUCATÁN	5,000,000.0
TEATRO CULTURAL PROGRESO	YUCATÁN	YUCATÁN	10,000,000.0
CENTRO CULTURAL CIUDADELA DEL ARTE	ZACATECAS	TODOS	1,000,000.0
CENTRO ESTATAL DE LAS ARTES	ZACATECAS	TODOS	1,500,000.0
RED ESTATAL DE FESTIVALES CULTURALES	ZACATECAS	TODOS	4,500,000.0
RETABLO CATEDRAL	ZACATECAS	TODOS	10,000,000.0
MUSEO PEDRO CORONEL	ZACATECAS	TODOS	4,500,000.0
SERVICIOS ESPECIALIZADOS PARA EL SECTOR ARTESANAL.	ZACATECAS	TODOS	1,500,000.0
FOMENTO DE LA TRADICIÓN EN LA EDUCACIÓN MEDIA BÁSICA	ZACATECAS	TODOS	1,000,000.0
PROGRAMA EDITORIAL 2010	ZACATECAS	TODOS	1,250,000.0
PRESENCIA ESCULTÓRICAS DE LA CANTERA EN LAS MORISMAS DE BRACHO	ZACATECAS	TODOS	500,000.0
PROYECTO PARA LA REHABILITACIÓN INTEGRAL DEL PANTEÓN DE DOLORES. JEREZ, ZACATECAS	ZACATECAS	ZACATECAS	500,000.0

ANEXO 26. G AMPLIACIONES A JUVENTUD Y DEPORTE (pesos) 1/

	Monto
RAMO 11. EDUCACIÓN PÚBLICA	**1,005,000,000**
INFRAESTRUCTURA DEPORTIVA DE LOS JUEGOS DEPORTIVOS PANAMERICANOS GUADALAJARA 2011	200,000,000
FONDO DE INFRAESTRUCTURA DEPORTIVA MUNICIPAL (ANEXO 26 H)	705,000,000
INSTITUTO MEXICANO DE LA JUVENTUD	100,000,000

1/ El programa presupuestario "Deporte" de la CONADE contempla 150,000,000 para los Juegos Centroamericanos y del Caribe, Veracruz 2014.

ANEXO 26. H AMPLIACIONES PARA LA INFRAESTRUCTURA DEPORTIVA MUNICIPAL (pesos)

RAMO 11. EDUCACIÓN PÚBLICA	
UNIDAD RESPONSABLE: L6I COMISIÓN NACIONAL DE CULTURA FÍSICA Y DEPORTE	**Monto**
ENTIDAD FEDERATIVA / MUNICIPIOS	
TOTAL	**705,000,000**
Aguascalientes	**5,103,143**
Aguascalientes	1,925,714
Calvillo	2,407,143
San José de García	770,286
Baja California	**29,944,857**
Ensenada	5,777,143
Mexicali	7,702,857
Rosarito	2,022,000
Tijuana	14,442,857
Baja California	**7,028,857**
Comondú	1,251,714
La Paz	1,925,714
Loreto	962,857
Los Cabos	1,925,714
Mulegé	962,857
Campeche	**2,888,571**
Candelaria	2,888,571
Chiapas	**23,253,000**
Amatenango de la Frontera	962,857
Comitán de Domínguez	1,925,714
Frontera Comalapa	625,857
Ixhuatan	1,925,714
Socoltenango	1,925,714
Tenejapa	1,925,714
Tila	1,925,714
Tuxtla Gutierrez	12,035,714
Chihuahua	**6,740,000**
Chihuahua	6,740,000
Coahuila	**1,444,286**
Torreón	1,444,286
Colima	**17,572,143**
Colima	1,925,714
Comala	4,332,857
Coquimatlán	1,444,286
Ixtlahuacán	866,571
Manzanillo	7,702,857
Minatitlán	866,571
Villa Alvarez	433,286
Distrito Federal	**5,970,869**
Miguel Hidalgo	1,444,286
Tlalpan	2,119,440
Cuajimalpa	2,407,143
Durango	**17,331,429**
Cuencame	1,925,714
Durango	9,628,571
El Oro	1,925,714
Gómez Palacio	1,925,714
Poanas	1,925,714
Guanajuato	**63,189,308**
Dolores Hidalgo	52,957,143
Irapuato	10,232,165
Guerrero	**14,057,714**
Acapulco	962,857
Atoyac	2,696,000
Azoyu	962,857
Benito Juárez	1,444,286
Coahuayutla	1,444,286

	Coyuca De Benítez	962,857
	Huamuxtitlán	1,444,286
	Petatlán	3,177,429
	Quechultenango	962,857
Hidalgo		**6,740,000**
	Hujutla	1,925,714
	Pachuca	4,814,286
Jalisco		**27,069,091**
	El Arenal	770,286
	El Salto	2,888,571
	Encarnación De Díaz	962,857
	Puerto Vallarta	4,160,911
	Quitupan	962,857
	Tlajomulco De Zuñiga	3,851,429
	Tlaquepaque	1,925,714
	Tonala	1,925,714
	Valle De Juárez	962,857
	Villa Guerrero	769,323
	Zapopan	2,888,571
	Guadalajara, Unidad Deportiva No. 41	3,000,000
	Guadalajara, Parque Liberación	1,500,000
	Guadalajara, Lienzo Charro Jalisco	500,000
México		**118,912,857**
	Atlacomulco	1,155,429
	Chapultepec	2,407,143
	Chiconcua	2,407,143
	Chimalhuacán	3,851,429
	Cocotitlán	2,888,571
	Cuatitlán Izcalli	3,851,429
	Huixquilucan	19,257,143
	Jilotepec	2,888,571
	La Paz	2,888,571
	Luvianos	1,155,429
	Naucalpan	3,851,429
	Nezahualcóyotl	2,888,571
	Otzoloapan	1,925,714
	Papalotla	1,925,714
	San Martín De Las Piramides	2,888,571
	San Mateo Atenco	4,814,286
	San Simón de Guerrero	1,444,286
	San Vicente Chicoloapan	1,925,714
	Soyaniquilpan	4,814,286
	Temascalcingo	2,407,143
	Teoloyucan	2,888,571
	Tepetlaoxtoc	1,444,286
	Texcoco	2,888,571
	Tlalnepantla	2,888,571
	Tlatlaya	1,444,286
	Tonanitla	1,925,714
	Tonatico	6,740,000
	Tultepec	1,925,714
	Tultitlán	9,628,571
	Valle de Bravo	2,888,571
	Valle de Chalco	1,925,714
	Villa de Allende	962,857
	Villa Victoria	1,059,143
	Zacazonapan	962,857
	Zinacantepec	2,888,571
	Zumpango	4,814,286
Michoacán		**22,627,143**
	Benito Juárez	1,444,286
	Buenavista	1,925,714
	Buenavista Tomatlan	962,857
	Cojumatlan De Regules	2,888,571

	Lazaro Cárdenas	2,888,571
	Morelos	1,925,714
	Panindicuaro	962,857
	Tacámbaro	1,925,714
	Tangamandapio	2,888,571
	Venusiano Carranza	962,857
	Zacapu	3,851,429
Morelos		**8,665,714**
	Cuernavaca	3,370,000
	Emiliano Zapata	1,444,286
	Jiutepec	1,925,714
	Tlaquiltenango	1,925,714
Nayarit		**18,005,884**
	Bahía Bandera	1,444,286
	Compostela	2,888,571
	Huajicori	3,851,429
	Ixtlán Del Río	2,888,571
	Jala	193,027
	La Yesca	962,857
	Ruíz	1,925,714
	San Pedro Lagunillas	962,857
	Tepic	1,925,714
	Tuxpan	962,857
Nuevo León		**26,000,000**
	Allende	8,000,000
	General Escobedo	6,300,000
	Guadalupe	5,000,000
	Monterrey	4,000,000
	San Pedro Garza García	2,700,000
Oaxaca		**33,218,571**
	Asunción Cuyotepeji	962,857
	Asuncion Nochixtlan	1,444,286
	Ciudad Ixtepec	962,857
	Santiago Tamazola	1,925,714
	Guadalupe Etla	1,925,714
	Juchitan De Zaragoza	1,925,714
	Magdalena Tlacotepec	962,857
	Magdalena Tequisistlan	1,925,714
	San Francisco Ixhuatan	1,925,714
	San Francisco Jaltepetongo , Nochixtlan	962,857
	San José Chiltepec	1,444,286
	San Pedro Huilotepec	1,444,286
	San Pedro Pochutla	1,444,286
	Santa María Camotlan	1,444,286
	Santa María Huatulco	1,925,714
	Santa María Huazolotitlan	1,925,714
	Santiago Huajolotitlán	1,444,286
	Santiago Llano Grande	1,444,286
	Santo Domingo Tehuantepec	1,444,286
	Santa Catarina Zapoquila	1,444,286
	Coicoyan De Las Flores	1,444,286
	Zimatlan de Alvarez	1,444,286
Puebla		**49,660,651**
	Cuautlacingo	25,034,286
	Domingo Arenas	1,517,794
	Francisco Z. Mena	1,925,714
	Puebla	19,257,143
	Tepeyahalco de Cuahutemoc	962,857
	Tezihutlán	962,857
San Luis Potosí		**22,700,651**
	Aquismon	4,814,286
	Rayon	1,444,286
	Santa María del Rio	7,702,857

Santo Domingo	1,517,794
Soledad de Graciano Sánchez	2,407,143
Tanlajas	1,925,714
Villa de Arista	1,444,286
Villa Guadalupe	1,444,286
Sonora	**42,705,333**
Agua Prieta	962,857
Alamos	2,407,143
Benito Juárez	1,925,714
Benjamin Hill	974,763
Guaymas	2,407,143
Hermosillo	7,748,811
Huatabampo	1,925,714
Magdalena	962,857
Naco	674,000
Navojoa	12,517,143
Nogales	6,979,973
Quiriego	481,429
Rosario	962,857
San Javier	904,997
Trincheras	869,932
Tabasco	**28,885,714**
Centla	1,925,714
Comalcalco	3,851,429
Cunduacan	5,777,143
Jalapa	5,295,714
Jalpa de Mendez	1,925,714
Jonuta	1,925,714
Nacajuca	1,444,286
Paraiso	6,740,000
Tamaulipas	**20,220,000**
Nuevo Laredo	6,740,000
Reynosa	13,480,000
Tlaxcala	**19,257,143**
Tlaxcala	19,257,143
Veracruz	**23,108,571**
Atzacan	3,851,429
Orizaba	14,442,857
Zozocolco	4,814,286
Yucatán	**41,735,641**
Chemax	962,857
Chocholá	1,925,714
Dzemul	962,857
Espita	1,685,004
Homún	962,857
Merida	11,554,286
Mocochá	2,984,857
Muna	962,857
Peto	1,444,286
Progreso	1,444,286
Sacalum	962,857
Samahil	1,444,286
San Felipe	2,561,505
Suma De Hidalgo	1,444,286
Temozon	962,857
Tekak	1,444,286
Timucuy	962,857
Tixmehuac	1,285,703
Tixpéhual	962,857
Tzucacab	1,444,286
Umán	1,444,286
Valladolid	962,857
Xocchel	962,857
Zacatecas	**962,857**
Ojo Caliente	962,857

ANEXO 27. AMPLIACIONES AL CONSEJO NACIONAL DE CIENCIA Y TECNOLOGÍA (pesos)

	Monto
RAMO 38: CONSEJO NACIONAL DE CIENCIA Y TECNOLOGÍA	**730,000,000**
FONDO MIXTO	390,000,000
APOYOS INSTITUCIONALES (GRAN TELESCOPIO MILIMÉTRICO)	120,000,000
APOYOS INSTITUCIONALES (CENTROS DE TECNOLOGÍA Y APRENDIZAJE (RIA) DEL ESTADO DE MÉXICO)	90,000,000
APOYOS INSTITUCIONALES (LABORATORIO DE BIOSEGURIDAD BSL III PLUS DEL CENTRO REGIONAL DE DIAGNÓSTICO Y REFERENCIA EPIDEMIOLÓGICA)	50,000,000
APOYOS INSTITUCIONALES (CENTRO "MARIO MOLINA")	50,000,000
APOYOS INSTITUCIONALES PARA ACTIVIDADES CIENTÍFICAS, TECNOLÓGICAS Y DE INNOVACIÓN. 1/	20,000,000
APOYOS INSTITUCIONALES (AGENCIA ESPACIAL MEXICANA) 2/	10,000,000

1/ Monto incluido en el Anexo 10: Erogaciones para la Igualdad entre Mujeres y Hombres.

2/ Recursos destinados a la creación y operación de la Agencia Espacial Mexicana que se instalará en el Estado de Hidalgo.

ANEXO 28. RECURSOS PARA ATENCIÓN A GRUPOS VULNERABLES (pesos)

	Monto
TOTAL	**18,457,004,175**
Ramo 04 Gobernación	**141,939,553**
Consejo Nacional para Prevenir la Discriminación	104,939,553
Servicios migratorios en fronteras, puertos y aeropuertos	37,000,000
Ramo 05 Relaciones Exteriores	**196,243,324**
Programa de Protección y Asistencia Consular	196,243,324
Ramo 11 Educación	**1,301,898,044**
Atención Educativa a Grupos en Situación Vulnerable	376,000,000
Programa de educación Basica para Niños y Niñas de Familias Jornaleras Agrícolas Migrantes	101,818,351
Programa de fortalecimiento de la educación especial y de la integración educativa	278,227,079
Educación para personas con discapacidad	75,000,000
Acciones de Educación para Discapacitados	0
Programa de Escuela Segura	230,000,000
Generación y articulación de políticas públicas integrales de juventud	240,852,614
Ramo 12 Salud	**2,696,215,379**
Secretariado Técnico del Consejo Nacional para las Personas con Discapacidad (Fondo para la atención a personas con discapacidad)	259,046,582
Centro Nacional de Investigación y Atención a Quemados, Instituto Nacional de Rehabilitación	243,000,000
Prestación de servicios en los diferentes niveles de atención a la salud (Hospital Infantil Federico Gómez)	647,102,035
Prevención y atención de VIH/SIDA y otras ITS	140,356,449
Programas para la Protección y Desarrollo Integral de la Infancia	133,178,995
Programas de Atención a Familias y Población Vulnerable	381,960,068
Asistencia Social y Protección del Paciente en el DIF Nacional	221,681,309
Programas de Atención a Personas con Discapacidad	234,415,445
Prestación de Servicios en los diferentes niveles de atención en el DIF Nacional	435,474,496
Ramo 14 Trabajo y Previsión Social	**28,283,344**
Fomento de la equidad de género y la no discriminación en el mercado laboral	28,283,344
Ramo 20 Desarrollo Social	**14,092,424,531.0**
Programa de coinversión social	353,103,171
Instituto Nacional de Desarrollo Social	630,778,141
Instituto Nacional de las Personas Adultas Mayores	256,376,353
Programa 70 y más	13,205,270,037

Este Anexo se presenta para fines de seguimiento del gasto; no implica ampliaciones.

ANEXO 29. RECURSOS DESTINADOS AL PROGRAMA HIDRAULICO (pesos)

		Monto
TOTAL NACIONAL		**34,499,168,743.0**
	Agua Potable	18,595,855,440.0
	Hidroagrícola	7,369,435,070.0
	Administración del Agua	8,533,878,233.0
1	**Aguascalientes**	**547,100,396**
	Agua Potable	262,227,265
	Hidroagrícola	254,423,513
	Administración del Agua	30,449,618
2	**Baja California**	**551,295,942**
	Agua Potable	181,880,201
	Hidroagrícola	290,729,829
	Administración del Agua	78,685,912
3	**Baja California Sur**	**331,783,582**
	Agua Potable	199,796,197
	Hidroagrícola	90,931,707
	Administración del Agua	41,055,678
4	**Campeche**	**254,132,701**
	Agua Potable	183,820,051
	Hidroagrícola	33,586,348
	Administración del Agua	36,726,302
5	**Coahuila**	**690,920,239**
	Agua Potable	294,833,480
	Hidroagrícola	266,547,800
	Administración del Agua	129,538,959
6	**Colima**	**515,900,433**
	Agua Potable	209,751,252
	Hidroagrícola	265,502,665
	Administración del Agua	40,646,516
7	**Chiapas**	**792,951,827**
	Agua Potable	375,601,509
	Hidroagrícola	168,508,277
	Administración del Agua	248,842,041
8	**Chihuahua**	**812,642,457**
	Agua Potable	377,610,445
	Hidroagrícola	154,502,174
	Administración del Agua	280,529,838
9	**Distrito Federal**	**10,024,130,011**
	Agua Potable	6,577,359,011
	Hidroagrícola	179,353,996
	Administración del Agua	3,267,417,004
10	**Durango**	**775,388,172**
	Agua Potable	403,647,841
	Hidroagrícola	251,489,770
	Administración del Agua	120,250,561
11	**Guanajuato**	**581,045,191**
	Agua Potable	397,327,141
	Hidroagrícola	126,328,181
	Administración del Agua	57,389,869
12	**Guerrero**	**769,337,125**
	Agua Potable	412,909,219
	Hidroagrícola	289,519,186
	Administración del Agua	66,908,720
13	**Hidalgo**	**794,627,409**
	Agua Potable	213,175,076
	Hidroagrícola	408,638,573
	Administración del Agua	172,813,760
14	**Jalisco**	**953,103,231**
	Agua Potable	643,835,754
	Hidroagrícola	205,025,479
	Administración del Agua	104,241,998
15	**Estado de México**	**2,712,284,441**
	Agua Potable	2,245,864,632
	Hidroagrícola	92,897,537
	Administración del Agua	373,522,272
16	**Michoacán**	**630,872,789**
	Agua Potable	344,132,666
	Hidroagrícola	233,406,772
	Administración del Agua	53,333,351

17	**Morelos**	**564,079,709**
	Agua Potable	383,545,525
	Hidroagrícola	96,269,086
	Administración del Agua	84,265,098
18	**Nayarit**	**410,123,776**
	Agua Potable	208,405,476
	Hidroagrícola	150,437,994
	Administración del Agua	51,280,306
19	**Nuevo León**	**858,499,303**
	Agua Potable	466,359,154
	Hidroagrícola	141,568,156
	Administración del Agua	250,571,993
20	**Oaxaca**	**675,371,918**
	Agua Potable	490,304,673
	Hidroagrícola	75,154,770
	Administración del Agua	109,912,475
21	**Puebla**	**800,842,192**
	Agua Potable	353,335,496
	Hidroagrícola	374,584,654
	Administración del Agua	72,922,042
22	**Querétaro**	**360,076,135**
	Agua Potable	218,902,500
	Hidroagrícola	81,992,909
	Administración del Agua	59,180,726
23	**Quintana Roo**	**307,533,524**
	Agua Potable	172,104,825
	Hidroagrícola	79,675,092
	Administración del Agua	55,753,607
24	**San Luis Potosí**	**876,930,808**
	Agua Potable	648,513,689
	Hidroagrícola	150,865,871
	Administración del Agua	77,551,248
25	**Sinaloa**	**1,642,270,339**
	Agua Potable	191,371,801
	Hidroagrícola	1,295,809,265
	Administración del Agua	155,089,273
26	**Sonora**	**868,867,567**
	Agua Potable	226,666,934
	Hidroagrícola	521,303,700
	Administración del Agua	120,896,933
27	**Tabasco**	**2,200,068,483**
	Agua Potable	434,247,330
	Hidroagrícola	65,922,411
	Administración del Agua	1,699,898,742
28	**Tamaulipas**	**801,401,334**
	Agua Potable	200,076,611
	Hidroagrícola	399,719,331
	Administración del Agua	201,605,392
29	**Tlaxcala**	**197,754,616**
	Agua Potable	159,486,986
	Hidroagrícola	11,772,029
	Administración del Agua	26,495,601
30	**Veracruz**	**1,144,258,734**
	Agua Potable	589,934,742
	Hidroagrícola	365,235,779
	Administración del Agua	189,088,213
31	**Yucatán**	**422,016,881**
	Agua Potable	204,903,817
	Hidroagrícola	141,906,646
	Administración del Agua	75,206,418
32	**Zacatecas**	**475,890,032**
	Agua Potable	323,924,141
	Hidroagrícola	97,822,647
	Administración del Agua	54,143,244
34	**No distribuible geográficamente**	**155,667,446**
	Agua Potable	0
	Hidroagrícola	8,002,923
	Administración del Agua	147,664,523

ANEXO 30. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS
A. CONSTRUCCIÓN Y MODERNIZACIÓN (millones de pesos)

	Proyecto PEF 2010	Ampliaciones	Reducciones	Presupuesto Aprobado
AGUASCALIENTES	**437.5**	**607.5**	**347.5**	**697.5**
Paso a desnivel del 1er. Anillo (Av. Convención de 1914) con la Carretera Federal MEX-045 Norte (Av. Zacatecas)	437.5	0.0	347.5	90.0
Entronque 2o. Anillo Vial Sur	0.0	47.5	0.0	47.5
Paso a desnivel en Av. De la Convención de 1914 (Primer Anillo de Circunvalación) con Av. Alameda (Revolución)	0.0	100.0	0.0	100.0
Paso a desnivel en Av. De la Convención de 1914 (Primer Anillo de Circunvalación) con Av. Héroe de Nacozari	0.0	100.0	0.0	100.0
Paso a desnivel en Av. De la Convención de 1914 (Primer Anillo de Circunvalación) con Av. Fundación	0.0	100.0	0.0	100.0
Paso a desnivel Av. Convención 1914 y Av. Gabiela Mistral.	0.0	91.0	0.0	91.0
Paso a desnivel Oriente Av. López Mateos y Av. Convención 1914	0.0	119.0	0.0	119.0
Paso a desnivel Carretera 70 Oriente y Av. Tecnológico	0.0	50.0	0.0	50.0
BAJA CALIFORNIA	**585.0**	**444.3**	**0.0**	**1,029.3**
Carretera Libre Tijuana Ensenada, Tramo del km. 10+000 al km. 22+000.	5.0	0.0	0.0	5.0
Maneadero-Punta Colonet	0.0	100.0	0.0	100.0
Mexicali - San Felipe, Tramo El Faro - San Felipe	230.0	0.0	0.0	230.0
Segundo Acceso a Playas de Tijuana	0.0	70.0	0.0	70.0
Tecate-El Sauzal, Tramo: Tecate-San Antonio de las Minas.	250.0	0.0	0.0	250.0
Tijuana - Tecate, Tramo: km 136+380-km 162+050.	100.0	74.3	0.0	174.3
Carretera Puertecitos - Laguna de Chapala 3ra Etapa	0.0	130.0	0.0	130.0
Tecate-Tijuana/Nodo San Pedro Valle de las Palmas	0.0	70.0	0.0	70.0
BAJA CALIFORNIA SUR	**391.0**	**146.0**	**0.0**	**537.0**
Cd. Insurgentes - La Purisima, Tramo: Cd. Insurgentes - Entr. Santo Domingo	16.0	26.0	0.0	42.0
San Pedro-Cabo San Lucas Tramo: San Pedro-Cabo San Lucas y Libramiento de Todos los Santos	375.0	0.0	0.0	375.0
San Pedro Cabo San Lucas Km 65+800 al 71+000	0.0	120.0	0.0	120.0
CAMPECHE	**580.0**	**220.0**	**0.0**	**800.0**
Campeche-Mérida	0.0	50.0	0.0	50.0
Cd. Del Carmen-Champotón Playa Esmeralda	0.0	50.0	0.0	50.0
Ciudad Del Carmen-Lim. Edos. Tab-Cam. Tramo: San Pedro-Zacatal.	40.0	0.0	0.0	40.0
Escárcega - Champotón; Tramo del Km. 78+600 al Km. 1+640.	190.0	0.0	0.0	190.0
Escárcega-Xpujil.	200.0	0.0	0.0	200.0
Puente de la Unidad	0.0	120.0	0.0	120.0
Villahermosa-Escárcega. Tramo: Escárcega-Lim. Edo. Tabasco.	150.0	0.0	0.0	150.0
CHIAPAS	**400.0**	**550.0**	**0.0**	**950.0**
Libramiento Sur de Tuxtla Gutiérrez	0.0	150.0	0.0	150.0
Ruta Bicentenario:La Independencia-Las Limas-El Parral-La Concordia-Rizo de Oro	0.0	200.0	0.0	200.0
San Cristóbal de las Casas-Palenque, Tramo: San Cristóbal de las Casas-Rancho Nuevo.	200.0	200.0	0.0	400.0
Tapanatepec-Tuxtla Gutiérrez, Tramo: Entronque Carretera (Arriaga Ocozocoautla) - Entronque La	100.0	0.0	0.0	100.0
Tuxtla Gutiérrez - Angostura, Tramo: Ramal América Libre, Km. 0+000 19+500	100.0	0.0	0.0	100.0
CHIHUAHUA	**320.0**	**340.0**	**145.0**	**515.0**
Chihuahua-Parral (Vía Corta)	0.0	100.0	0.0	100.0
Estación Chicolote Ojinaga-El Oasis, E.C. Km 108+000 (Carretera Julimes-El Cuervo)	40.0	0.0	0.0	40.0
Jiménez-Chihuahua, Tr: Delicias-Chihuahua	245.0	0.0	145.0	100.0
Libramiento Norte-Sur, Parral	20.0	0.0	0.0	20.0
Libramiento Sur de Cuauhtémoc	0.0	50.0	0.0	50.0
Matamoros-Parral	15.0	70.0	0.0	85.0
Nuevo Casas Grandes-Puerto Palomas	0.0	50.0	0.0	50.0
Sueco-Janos, Tr: Galeana-Nuevo Casas Grandes	0.0	70.0	0.0	70.0

COAHUILA	**420.0**	**282.0**	**0.0**	**702.0**
Piedras Negras - Acuña	240.0	85.0	0.0	325.0
San Buenaventura-Cuatro Cienegas, Nadadores-Cuatrociénegas, Tramo: km 28+800 km 80+800	45.0	197.0	0.0	242.0
Zacatecas-Saltillo, tramo Concepción del Oro-Saltillo	135.0	0.0	0.0	135.0
COLIMA	**180.0**	**260.0**	**0.0**	**440.0**
Distribuidor Vial en el Cruce del Libramiento Poniente, Arco sur con carretera Colima-Manzanillo	0.0	60.0	0.0	60.0
Entr. Cerro de Ortega	0.0	40.0	0.0	40.0
Entr. Madrid	60.0	0.0	0.0	60.0
Libramiento Arco Norte de Colima	0.0	60.0	0.0	60.0
Libramiento Arco Poniente de Colima	0.0	60.0	0.0	60.0
Libramiento de Cihuatlán	120.0	0.0	0.0	120.0
Manzanillo-Melaque	0.0	40.0	0.0	40.0
DURANGO	**600.0**	**830.0**	**350.0**	**1,080.0**
Blvd. Miguel Aleman de Gómez Palacio	0.0	50.0	0.0	50.0
Corredor Vial del Norte	0.0	100.0	0.0	100.0
Durango-Fresnillo	0.0	350.0	0.0	350.0
Durango-Parral; Tr: Morcillo-Guadalupe Aguilera	100.0	60.0	0.0	160.0
Libramiento Periférico -Ejercito Mexicano-Gómez Palacio-Lerdo	0.0	100.0	0.0	100.0
Libramiento Sur de Durango	500.0	0.0	350.0	150.0
Ramales de acceso al Libramiento de Durango	0.0	90.0	0.0	90.0
Carretera La Flor - El Pueblito	0.0	20.0	0.0	20.0
Salida Carretera Gómez Palacio - Málaga	0.0	30.0	0.0	30.0
Entronque Mezquital Dolores Hidalgo al Libramiento Sur	0.0	30.0	0.0	30.0
GUANAJUATO	**600.0**	**753.4**	**0.0**	**1,353.4**
Autopista Irapuato La Piedad, Tr: Entr. Corralejo	30.0	0.0	0.0	30.0
Celaya-Salvatierra	225.0	0.0	0.0	225.0
Comonfort-San Miguel Allende	100.0	0.0	0.0	100.0
Dolores Hidalgo-San Miguel Allende	125.0	0.0	0.0	125.0
Entr. Buenavista-Dolores Hidalgo	120.0	133.5	0.0	253.5
Puente Castro del Rio S/C.F. 45 (2da. Etapa)	0.0	40.0	0.0	40.0
Autopista Guanajuato-San Miguel de Allende	0.0	150.0	0.0	150.0
Carretera Romita-Puerto Interior Fed. 45	0.0	110.0	0.0	110.0
Modernización San Diego de la Unión-Carr. Fed 57	0.0	180.0	0.0	180.0
Salamanca-Irapuato-León	0.0	114.9	0.0	114.9
Segunda etapa Acambaro-Morelia	0.0	10.0	0.0	10.0
Valle Yuriria-Lagunilla de Mogotes	0.0	15.0	0.0	15.0
GUERRERO	**519.0**	**100.0**	**150.0**	**469.0**
Acapulco-Huatulco, Tr:Entr. Cayaco	100.0	0.0	50.0	50.0
Acapulco-Huatulco, Tr:Las Vigas-San Marcos	0.0	50.0	0.0	50.0
Acapulco-Zihuatanejo	100.0	0.0	50.0	50.0
Cuernavaca-Chilpancingo, Tr: Zumpango-Chilpancingo	26.0	0.0	0.0	26.0
Iguala-Taxco-Ixtapan de la Sal (Ampliación)	0.0	50.0	0.0	50.0
Libramiento Chilpancingo-Montaña Baja	60.0	0.0	0.0	60.0
Mozimba-Pie de la Cuesta	83.0	0.0	0.0	83.0
Zihuatanejo-La Mira, Tr: Zihuatenejo-Entr.Feliciano	130.0	0.0	50.0	80.0
PIV de la Colonia del PRI	20.0	0.0	0.0	20.0
HIDALGO	**550.0**	**0.0**	**150.0**	**400.0**
Atotonilco El Grande-Mineral del Monte	150.0	0.0	0.0	150.0
Pachuca-Cd. Sahagún	200.0	0.0	100.0	100.0
Portezuelo-Palmillas	200.0	0.0	50.0	150.0
JALISCO	**895.0**	**1,020.5**	**245.0**	**1,670.5**
2do. Tunel de Luis Donaldo Colosio	0.0	90.0	0.0	90.0
Ameca-Ameca	65.0	35.0	0.0	100.0
Cihuatlán-Melaque	50.0	0.0	0.0	50.0
Guadalajara Barra de Navidad, Tr: Entr. Acatlán-Cocula	230.0	70.0	0.0	300.0
Guadalajara-Jiquilpan, Tr: Entr. Acatlán-Jocotepec	70.0	130.0	0.0	200.0
Guadalajara-Zapotlanejo	70.0	50.0	0.0	120.0

Lagos de Moreno-San Luis Potosí, Tr: Lagos de Moreno-Las Amarillas	250.0	0.0	245.0	5.0
Puerto Vallarta-El Tuito	0.0	200.0	0.0	200.0
Santa Rosa-Ocotlán-La Barca, carretera: Santa Rosa-La Barca	90.0	58.0	0.0	148.0
Carretera Guadalajara-Saltillo Proyecto ejecutivo de puente sobre rio santiago	0.0	20.0	0.0	20.0
Libramiento Melaque, Entronque Aguacate	70.0	0.0	0.0	70.0
Modernización carretera Entronque Ameca-Tequila.	0.0	120.0	0.0	120.0
Puente La Barca-Briseño	0.0	35.0	0.0	35.0
Libramiento carretero de Cabecera Municipal, Encarnación de Diaz	0.0	31.0	0.0	31.0
Tlajomulco-Tlaquepaque-El Salto	0.0	62.0	0.0	62.0
Puente Vehicular Río Ameca y Av. Federación	0.0	75.0	0.0	75.0
Prolongación Periférico Tlaquepaque	0.0	20.0	0.0	20.0
Carretera Tonala-El Vado	0.0	20.0	0.0	20.0
Carretera Puente Grande-El Vado	0.0	4.5	0.0	4.5
MÉXICO	**660.0**	**1,016.2**	**0.0**	**1,676.2**
Blvd. Chimalhuacán (Elaboración de Estudios y Proyectos)	0.0	1.0	0.0	1.0
Jorobas-Tula	0.0	56.2	0.0	56.2
México-Cuautla; Tramo: Chalco-Nepantla-Limite Estados México-Morelos	170.0	50.0	0.0	220.0
Naucalpan - Toluca, tramo Xonacatlán - Boulevard Aeropuerto	100.0	100.0	0.0	200.0
Puente Vehicular Blvd. Magnocentro-Vía Magna (Krispy Kreme)	0.0	100.0	0.0	100.0
Texcoco-Calpulalpan	90.0	50.0	0.0	140.0
Toluca - Palmillas, Tramo: Atlacomulco - Palmillas	300.0	130.0	0.0	430.0
Toluca-Cd. Altamirano, Tr: Zinacantepec-Entr. La Puerta (Estructuras) Km 12+900-16+000	0.0	90.0	0.0	90.0
Toluca-Morelia	0.0	50.0	0.0	50.0
Acceso Ixtapaluca km 41+000 México-Puebla	0.0	50.0	0.0	50.0
Cuautitlan Izcalli Av. Nopaltepec (Viaducto Poniente Bicentenario:Adecuaciones, Viajes, Estudio y Proyecto)	0.0	40.0	0.0	40.0
Santa Maria Texcapilla-Pueblo de Venta de Morelos	0.0	50.0	0.0	50.0
Temascalcingo-Ex Hacienda Solis	0.0	49.0	0.0	49.0
Modernización de vialiadades primaria en el municipio de Chimalhuacán	0.0	200.0	0.0	200.0
MICHOACÁN	**350.0**	**551.9**	**0.0**	**901.9**
Costera Coahuayana de Hidalgo-Lázaro Cárdenas, Tr: El Habillal-Caleta de Campos	300.0	201.9	0.0	501.9
Anillo Periférico Oriente de La Piedad, Tramo: Entr. Carr. (La Piedad-Zamora)-Entr. Carr. (La Piedad-Irapuato)	0.0	50.0	0.0	50.0
Distribuidor Vial El Pípila	0.0	200.0	0.0	200.0
Distribuidor Vial Salida Quiroga	0.0	100.0	0.0	100.0
Ent. Los Reyes-Los Reyes	50.0	0.0	0.0	50.0
MORELOS	**396.0**	**234.9**	**0.0**	**630.9**
Acatlipa-Alpuyeca	151.0	50.0	0.0	201.0
Cuautla-Izucar de Matamoros	240.0	0.0	0.0	240.0
Segundo Piso Avenida Plan de Ayala	0.0	184.9	0.0	184.9
Terminación del P.I.V. Km 0+948 del Libramiento de Cuautla	5.0	0.0	0.0	5.0
NAYARIT	**200.0**	**14.9**	**50.0**	**164.9**
E.C. (Tepic-Aguascalientes)-La Yesca	50.0	0.0	0.0	50.0
Tepic-San Blas	150.0	0.0	50.0	100.0
Construcción de la carretera Rosamorada-San Juan	0.0	14.9	0.0	14.9
NUEVO LEÓN	**500.0**	**437.0**	**50.0**	**887.0**
Accesos a Interpuerto	0.0	100.0	0.0	100.0
Cd. Victoria-Monterrey, Tr: Allende-Monterrey	100.0	0.0	0.0	100.0
Libramiento Oriente de Monterrey	0.0	50.0	0.0	50.0
Monterrey-Cd. Mier, Tr: Monterrey-Lím. Edos. N.L./Tamps.	350.0	0.0	50.0	300.0

Monterrey-Reynosa, Tr: Cadereyta-La Sierrita	50.0	0.0	0.0	50.0
Monterrey-Salinas Victoria	0.0	150.0	0.0	150.0
Prolongación Av. Ignacio Morones Prieto (Elaboración de Estudio y Proyecto)	0.0	7.0	0.0	7.0
Cadereyta-Allende el Reparo	0.0	30.0	0.0	30.0
Corredor de Transporte Público Av. Lincoln - Ruiz Cortines (Proyecto Ejecutivo)	0.0	20.0	0.0	20.0
Paso a Desnivel Miguel Alemán-Concordia	0.0	60.0	0.0	60.0
Libramiento a Cadereyta	0.0	20.0	0.0	20.0
OAXACA	**935.0**	**65.0**	**125.0**	**875.0**
Acceso al Puerto de Salina Cruz. Construcción de acceso	100.0	0.0	30.0	70.0
Arriaga-La Ventosa	260.0	0.0	80.0	180.0
Libramiento de Ocotlan	215.0	0.0	15.0	200.0
Mitla-Entr. Tehuantepec II	0.0	65.0	0.0	65.0
Oaxaca-Puerto Escondido-Huatulco, Tr: La Y-Barranca Larga-Ventanilla y Puerto Escondido-Pochutla-Huatulco	360.0	0.0	0.0	360.0
PUEBLA	**200.0**	**200.0**	**0.0**	**400.0**
Ampliación Puebla - Tlaxcala	0.0	20.0	0.0	20.0
Atlixco - Izucar de Matamoros, Tr. Puebla - Huajuapan de León Izucar de Matamoros -Huajuapan de León, Tr. IZucar de Matamoros Acatlán de Osorio	100.0	0.0	0.0	100.0
Av. 18 de Noviembre Puebla Orizaba - Fed Tehuacán (Reconstrucción)	0.0	40.0	0.0	40.0
Boulevard Libramiento Tianguis, San Martín Texmelucan	0.0	40.0	0.0	40.0
Izucar de Matamoros-Huajuapan de León, Tr. Izucar de Matamoros Acatlán de Osorio	100.0	0.0	0.0	100.0
E.C. Carretera Federal Puebla-Tlaxcala 119 (Vía Covadonga)	0.0	100.0	0.0	100.0
QUERÉTARO	**240.0**	**120.0**	**15.0**	**345.0**
Autopista Querétaro-San Luis Potosí (laterales km 10+000 al km 20+275)	0.0	100.0	0.0	100.0
Entronque Coroneo	125.0	0.0	0.0	125.0
La Valla-La Fuente, Tequisquiapan	115.0	0.0	15.0	100.0
Tequisquiapan-Ezequiel Montes	0.0	20.0	0.0	20.0
QUINTANA ROO	**490.0**	**50.0**	**0.0**	**540.0**
Cafetal-Tulum	235.0	0.0	0.0	235.0
Libramiento Tulum	0.0	50.0	0.0	50.0
Reforma Agraria-Puerto Juárez, Tr: Paso por Playa del Carmen	255.0	0.0	0.0	255.0
SAN LUIS POTOSI	**230.0**	**260.0**	**0.0**	**490.0**
Cd. Valles-Tampico, Tr: Tamuin-Lím. Edos. S.L.P.	0.0	40.0	0.0	40.0
Lagos de Moreno-San Luis Potosí, Tr: Villa de Arriaga-San Luis Potosí	230.0	0.0	0.0	230.0
Libramiento Tamazunchale	0.0	50.0	0.0	50.0
Libramiento Villa de Reyes	0.0	50.0	0.0	50.0
PSV Periférico Oriente-Av. Cactus-Av. Lagos de Moreno	0.0	50.0	0.0	50.0
PSV Tangamanga I.	0.0	70.0	0.0	70.0
SINALOA	**465.0**	**273.2**	**190.0**	**548.2**
Circuito Exterior de Culiacán	0.0	80.0	0.0	80.0
Culiacán-Los Mochis	0.0	40.0	0.0	40.0
México 15, Ampliación Puente Mocorito	0.0	43.2	0.0	43.2
México 15-Trebol (Costerita) Trm. PSV Obregon-Costerita	60.0	0.0	0.0	60.0
Tepic-Mazatlán, Tr: Entr. Tecualilla-Entr. Escuinapa	85.0	0.0	0.0	85.0
Tepic-Mazatlán, Tr: PSV, Entr. Entrada Norte Mazatlan	60.0	0.0	0.0	60.0
Villa Unión-Entr. Camino El Recodo	260.0	0.0	190.0	70.0
Carretera Culiacán-Navolato-Entr. Al Aeropuerto Culiacán	0.0	50.0	0.0	50.0
Tepic-Mazatlán, Tr: PSV, Entr. El Conchi	0.0	60.0	0.0	60.0

SONORA	**490.0**	**0.0**	**0.0**	**490.0**
Caborca-Sonoyta, Tr: Km 108+000-251+100	228.0	0.0	0.0	228.0
Sonoyta-San Luis Río Colorado	262.0	0.0	0.0	262.0
TABASCO	**840.0**	**100.0**	**65.0**	**875.0**
Cárdenas-Huimanguillo, carretera: Malpaso-El Bellote	30.0	0.0	0.0	30.0
Entronque Tabscoob	160.0	0.0	0.0	160.0
Libramiento de Villahermosa	250.0	50.0	0.0	300.0
Raudales de Malpaso-El Bellote, Tr: Comalcalco-Paraiso-El Bellote	80.0	0.0	0.0	80.0
Villahermosa-Cd. Del Carmen (Entronque) Tr: Entronque la Pigua-Reclusorio, Entr. LaPigua	0.0	50.0	0.0	50.0
Villahermosa-Cd. Del Carmen, Tr: Villahermosa-Macultepec	220.0	0.0	65.0	155.0
Villahermosa-Escárcega, Tr: Macuspana-Lím. Edo. Tab./Camp.	100.0	0.0	0.0	100.0
TAMAULIPAS	**395.0**	**500.0**	**65.0**	**830.0**
Acceso Modernizacion Monterrey-Nuevo Laredo, Acceso a Nuevo Laredo (Entrada Digna)	0.0	100.0	0.0	100.0
Cd. Victoria-Soto La Marina, Tr: Aeropuerto-Casas y Gildardo Magaña-Soto la Marina	75.0	0.0	45.0	30.0
Libramiento Cd. Victoria	0.0	50.0	0.0	50.0
Libramiento Mex II	170.0	0.0	20.0	150.0
Manuel Aldama-Soto La Marina-Rayones	100.0	0.0	0.0	100.0
Puente Magiscatzin II	0.0	100.0	0.0	100.0
Tampico-Cd. Mante, Tr: González-Cd. Mante	50.0	150.0	0.0	200.0
Viaducto Reynosa, Tr: (Monterrey-Reynosa)-(San Fernando-Reynosa)	0.0	100.0	0.0	100.0
TLAXCALA	**470.0**	**189.0**	**0.0**	**659.0**
Calpulalpan-Ocotoxco	140.0	139.0	0.0	279.0
Libramiento de Apizaco	150.0	0.0	0.0	150.0
Libramiento de Tlaxcala	130.0	0.0	0.0	130.0
Los Reyes, Mex.-Zacatepec, Pue.	0.0	50.0	0.0	50.0
Tlaxcala-Zacatelco	50.0	0.0	0.0	50.0
VERACRUZ	**400.0**	**325.0**	**280.0**	**445.0**
Acayucan-La Ventosa	300.0	0.0	230.0	70.0
Paso del Toro-Boca del Río	100.0	0.0	50.0	50.0
Acceso al Puerto de Coatzacoalcos	0.0	75.0	0.0	75.0
Libramiento de Coatepec	0.0	50.0	0.0	50.0
Acceso a la API de Veracruz-Km. 13.5	0.0	150.0	0.0	150.0
Distribuidor Vial Boticaria	0.0	50.0	0.0	50.0
YUCATÁN	**445.0**	**40.0**	**0.0**	**485.0**
Campeche-Mérida	100.0	0.0	0.0	100.0
Chemax-Cobá	60.0	0.0	0.0	60.0
Distribuidor Vial de Acceso al Puerto Progreso	0.0	40.0	0.0	40.0
Mérida-Celestúm, Tr: Mérida-Tétiz	65.0	0.0	0.0	65.0
Mérida-Puerto Juárez, Tr: Valladolid-Chemax	110.0	0.0	0.0	110.0
Teya-Lím. Edos. Yuc./Q.Roo., Tr: Peto-Lím. Edos. Yuc./Q.Roo	110.0	0.0	0.0	110.0
ZACATECAS	**549.0**	**648.1**	**0.0**	**1,197.1**
Entr. Tesistán-Entr. Malpaso, Tr: Malpaso-Jerez	100.0	0.0	0.0	100.0
Las Palmas-Lím. Edos. Zac./Dgo.	149.0	51.0	0.0	200.0
Periférico Bicentenario	0.0	200.0	0.0	200.0
Zacatecas-Saltillo, Tr: Entr. Villa de Cos-Lim. Edos. Zac./Coah.	300.0	168.0	0.0	468.0
Entronque Rivier San Marcos-Lim. Loreto Zac/Ags	0.0	20.0	0.0	20.0
Guadalajara-Zacatecas, Tramo La Escondida-Malpaso	0.0	90.0	0.0	90.0
Guadalajara-Zacatecas, Tramo Villanueva-Malpaso	0.0	60.0	0.0	60.0
PSV El Jorobado (Salida Fresnillo)	0.0	49.0	0.0	49.0
Construcción de la carretera La Concepción-Hinojosa	0.0	10.1	0.0	10.1
GASTO NETO TOTAL	**14,732.5**	**10,578.9**	**2,227.5**	**23,083.9**

ANEXO 30. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS
B. CAMINOS RURALES Y CARRETERAS ALIMENTADORAS (millones de pesos)

	Proyecto PEF 2010	Ampliaciones	Reducciones	Presupuesto Aprobado
AGUASCALIENTES	**37.3**	**140.7**	**13.0**	**165.0**
Calvillo, Ags.-Tabasco, Zac.	25.6	0.0	0.0	25.6
Conservación de Caminos Rurales	6.0	0.0	0.0	6.0
E.C. (J. Gómez portugal-San Antonio)-La Claveña-La Loma	0.0	9.3	0.0	9.3
E.C. (Tortugas-Túnel de Potrerillos)-Bocatúnel	0.0	19.0	5.0	14.0
E.C. Luis Moya-E.C. Ojo Zarco-Col. Adolfo López Mateos	0.0	10.0	0.0	10.0
Estudios y Proyectos	5.7	0.0	0.0	5.7
Norias del Cedazo-E.C. 45 (León-Aguascalientes)	0.0	8.0	8.0	0.0
Puertecito de la Virgen-E.C. Rivier-San Marcos	0.0	16.5	0.0	16.5
Puerto Concepción-Tepezalá	0.0	13.0	0.0	13.0
Aguascalientes-Pocitos-Jesús María	0.0	24.7	0.0	24.7
Ampliación a tipo Blvar, Clouthier a Maravillas	0.0	21.2	0.0	21.2
Aguascalientes -Norias Ojo Caliente	0.0	13.0	0.0	13.0
Construcción de puente vehícular en San Miguelito	0.0	6.0	0.0	6.0
BAJA CALIFORNIA	**12.6**	**69.0**	**0.0**	**81.6**
Conservación de Caminos Rurales	6.0	0.0	0.0	6.0
Estudios y Proyectos	6.6	0.0	0.0	6.6
Isla de Cedros	0.0	5.0	0.0	5.0
Km. 76.8 Carretera Tecate-Ensenada-Valle de Guadalupe-Francisco Zarco-El Porvenir-Tigre	0.0	14.0	0.0	14.0
Segundo Acceso a Playas de Tijuana	0.0	50.0	0.0	50.0
BAJA CALIFORNIA SUR	**70.0**	**311.2**	**0.0**	**381.2**
Bahía Asunción-E.C. Vizcaíno Bahía de Tortugas	0.0	40.0	0.0	40.0
Campo Fisher-Punta Abreojos	0.0	20.0	0.0	20.0
Conservación de Caminos Rurales	15.0	10.0	0.0	25.0
E.C. 9+500-Ramal a Puerto San Carlos-Benito Juárez-Villa Hidalgo-Ramaditas	0.0	2.4	0.0	2.4
Estudios y Proyectos	4.0	12.0	0.0	16.0
Francisco Villa-San Miguel de Comondú	0.0	40.0	0.0	40.0
Las Barrancas-El Chicharrón-Los Burros-San Juanico	51.0	6.8	0.0	57.8
Punta Eugenia-E.C. Vizcaíno-Bahía de Tortugas	0.0	40.0	0.0	40.0
San Francisco de la Sierra	0.0	40.0	0.0	40.0
San Ignacio-La Laguna	0.0	50.0	0.0	50.0
San Javier-Loreto	0.0	50.0	0.0	50.0
CAMPECHE	**66.5**	**98.0**	**0.0**	**164.5**
Camp./Yuc.	0.0	22.7	0.0	22.7
Centenario-Laguna Grande	0.0	22.0	0.0	22.0
Conservación de Caminos Rurales	9.0	0.0	0.0	9.0
E.C. (Escárcega-Champotón)-E.C. (Díaz Ordaz-Sabancuy)	0.0	23.3	0.0	23.3
Estudios y Proyectos	3.0	0.0	0.0	3.0
Hopelchen - Dzibalchen	54.5	0.0	0.0	54.5
Villahermosa-Escárcega-División del Norte-Candelaria	0.0	30.0	0.0	30.0
CHIAPAS	**130.8**	**720.7**	**21.0**	**830.5**
30 de Noviembre (Jobo Dulce) - Nueva Independencia	0.0	15.0	0.0	15.0
Acapetahua-El Arenal-Embarcadero Río Arriba Km. 8+000 al 12+000	0.0	15.0	0.0	15.0
Angel Albino Corzo - Siltepec	80.0	0.0	0.0	80.0
Ángel Albino Corzo-La Trinitaria	0.0	0.0	0.0	0.0
Barra de San Simón-Mazatán	0.0	13.2	0.0	13.2
Belisario Dominguez - Vicente Guerrero	0.0	0.0	0.0	0.0
Belisario Dominguez-Las Cabañas Km. 8+000 al 12+000	0.0	10.0	0.0	10.0
Belisario Dominguez-San José Ixtepec	17.8	0.0	0.0	17.8
Bochil-Ixvontic	0.0	12.0	0.0	12.0
Cabecera Municipal de Tenejapa-Cañada Grande; Mpio. Tenejapa	0.0	8.0	0.0	8.0

Camino a la Ranchería Jatón Chacaljemel	0.0	4.0	0.0	4.0
Camino a la Ranchería San Antonio Copalar (Pavimentación)	0.0	10.0	0.0	10.0
Camino a la Ranchería Tierra Blanca	0.0	4.3	0.0	4.3
Camino a Las Pilas (Finiquito)	0.0	0.5	0.0	0.5
Camino Velasco Suárez-Paso Hondo, Tr: Km 0+000-8+256.10, Mpio. Tzimol	0.0	15.0	0.0	15.0
Camino Viejo Paraíso, -Mpio. Francisco León	18.0	0.0	0.0	18.0
Cash-San Miguel Tinajab	0.0	1.2	0.0	1.2
Chanal -La Mendoza	0.0	0.0	0.0	0.0
Chicomuselo-Rizo de Oro	0.0	10.0	0.0	10.0
Chicomuselo-Chicharra-Emiliano Zapata	0.0	0.0	0.0	0.0
Coapa-Ceniceros, Mpio. Pijijiapan	0.0	12.0	0.0	12.0
Cojtomil-Jetja El Diamante	0.0	15.0	0.0	15.0
Comitán-Pavimentación del Camino a la Ranchería de Santa Rosa	0.0	0.0	0.0	0.0
Conservación de Caminos Rurales	0.0	0.0	0.0	0.0
Crucero Tonina- Monte Libano	0.0	10.0	0.0	10.0
Cuauhtémoc - El Palmar	0.0	15.0	0.0	15.0
Domingo Chanona-Los Ángeles	0.0	12.0	0.0	12.0
E.C. (Chicomuselo)-Cárdenas-Ojo de Agua	0.0	15.0	0.0	15.0
E.C. (Cintalapa-Triunfo de Madero)-Francisco I. Madero-Tr: Cintalapa	0.0	15.0	0.0	15.0
E.C. (Motozintla - Niquivil - Barrio Carrizal) -La soledad	0.0	20.0	0.0	20.0
E.C. (Yajalon-Sabanilla)-Paraíso	0.0	4.2	0.0	4.2
E.C. Amatenango del Valle- Comitan - San Jose Cruz Quemada - La Merced	0.0	0.0	0.0	0.0
E.C. Desvío Candelaria-Baja California-E.C. Santa Isabel, Villa Flores(Puente Quemado)(Mpio. Jiquipilas)	0.0	8.0	0.0	8.0
E.C. Huitiupan-Simojovel-El Ocotal	0.0	0.0	0.0	0.0
E.C. Isable Villa Flores-A. Los Ángeles, Subtramo (Mpio. Villaflores)	0.0	0.0	0.0	0.0
E.C. Revolución Mexicana-Independencia al Ejido Nuevo Vicente Guerrero-Nuevo San Juan, Subtramo (Mpio. Villa Corzo)	0.0	10.0	0.0	10.0
E.C.(Cd. Cuauhtemoc-Chihuahua)-Ángel Albino Corzo Km. 6+000 al 10+000	0.0	15.0	0.0	15.0
Ejido Francisco Mujica - Rancheria la Campana	0.0	15.0	0.0	15.0
El Contento - Sibaca - Guaquitepec	0.0	15.0	0.0	15.0
El Jobito - Nueva Independencia	0.0	8.0	0.0	8.0
El Paraiso - El Nopal	0.0	16.0	0.0	16.0
Entr. Monte Cristo de Guerrero - Las Suizas	0.0	10.0	0.0	10.0
Estudios y Proyectos	0.0	0.0	0.0	0.0
Frontera Comalapa - Nueva Independencia Km. 11+000 al 14+500	0.0	39.0	21.0	18.0
Huitiupan - Sombra Carrizal	0.0	15.0	0.0	15.0
Iganacio Zaragoza-Ejido Francisco I. Madero Km. 2+000 al 5+000	0.0	10.0	0.0	10.0
Las Choapas-Ocozocuautla-Ejido Ocuilapan-Entronque a Ocozocuautla Tr: Mpio Ocozocuautla	0.0	9.0	0.0	9.0
La Trinitaria - Pavimentación de Camino José María Morelos	0.0	5.0	0.0	5.0
Mapastepec-3 de Mayo km 14+000 al km 18+000	0.0	18.5	0.0	18.5
Nueva Esperanza - Chinintie	0.0	12.5	0.0	12.5
Nueva Independencia-José María Pino Suárez-Cuahutémoc (Mpio. Jiquipilas)	0.0	23.0	0.0	23.0
Nueva Tenochtitlan-Ejido Bremen Km. 6+000 al 9+000	0.0	15.0	0.0	15.0
Nuevo Limar - Usipa	0.0	10.0	0.0	10.0
Pueblo Nuevo Solistahuacan - Chapayal	0.0	12.3	0.0	12.3
Sabanilla-Moyos	0.0	15.0	0.0	15.0
San Antonio Tsalani	0.0	4.2	0.0	4.2
San Cristobal - La Candelaria	0.0	16.0	0.0	16.0
San Pedro-Buenavista- Ignacio Zaragoza	0.0	20.0	0.0	20.0
San Rafael-Pushilá	0.0	15.5	0.0	15.5
Santa Catarina Mpio. De Huitiupan - Ejido Los Naranjos	0.0	15.0	0.0	15.0
Simojovel - Pueblo Nuevo - Sitala	0.0	12.2	0.0	12.2
Socoltenango - Pavimentación de camino El Porvenir - Samuel León Brindis	0.0	16.0	0.0	16.0

Tapachula-Canton El Aguinal-Silvano Gatica Km. 5+100 al 9+000	0.0	10.0	0.0	10.0
Tila- Chulum Juarez	0.0	10.0	0.0	10.0
Tumbala-Xhanil	0.0	0.0	0.0	0.0
Valdivia-Palmarcito Km. 27+500 al 30+500	0.0	12.0	0.0	12.0
Venustiano Carranza-Emiliano Zapata	15.0	5.0	0.0	20.0
Villaflores-Villa Hidalgo	0.0	11.4	0.0	11.4
Yajalon - Amado Nervo	0.0	17.9	0.0	17.9
Cabecera Municipal de Zinacantan-Bochobjo Alto	0.0	17.5	0.0	17.5
Monte Líbano-San José	0.0	7.0	0.0	7.0
Puente vehicular Ejido San Juan Tulije, Palenque	0.0	6.3	0.0	6.3
Tzaja-Tenango	0.0	7.0	0.0	7.0
CHIHUAHUA	**345.0**	**269.1**	**109.0**	**505.1**
Bocoyna-Sisoguichi	0.0	30.0	0.0	30.0
Conservación de Caminos Rurales	15.0	0.0	0.0	15.0
Escalón-Estación Carrillo	0.0	40.0	0.0	40.0
Estudios y Proyectos	10.0	0.0	0.0	10.0
Guachochi-Baborigame	0.0	19.1	0.0	19.1
Guachochi-Yoquivo-Morelos	0.0	60.0	0.0	60.0
Juan Mata Ortiz-Mesa del Huracán	100.0	0.0	20.0	80.0
Metatitos-Tecorachi-El Tigre-El Vergel	0.0	15.0	0.0	15.0
Nonoava-Rocheachi, Subtramo: Nonoava-Km. 47+000	0.0	40.0	0.0	40.0
Puerto Sabinal-Badiguarato, Tr: Puerto Sabinal-Los Frailes (Lím. Edos. Sin.-Dgo.-Chih.)	149.0	0.0	89.0	60.0
San Rafael-Bahuichivo	71.0	0.0	0.0	71.0
Temosachi-Cocomorachi	0.0	40.0	0.0	40.0
E.C. Km 112+000 (Juárez-Janos)-Puerto Palomas	0.0	25.0	0.0	25.0
COAHUILA	**120.0**	**376.9**	**0.0**	**496.9**
Camino a Ejido Hedionda Grande	0.0	25.0	0.0	25.0
Camino a Ejido Palma Gorda	0.0	20.0	0.0	20.0
Camino al Ejido Palestina	0.0	14.5	0.0	14.5
Camino Aura - Pirineos	0.0	20.0	0.0	20.0
Camino de acceso al Ejido Piedra Blanca	0.0	5.9	0.0	5.9
Camino Entronque Zacatecas - Saltillo 5a. Etapa	0.0	25.0	0.0	25.0
Camino La Ventura - Estanque del Cerro	0.0	12.2	0.0	12.2
Camino La Ventura - Límites del Estado con Zacatecas	0.0	14.4	0.0	14.4
Camino Libramiento Carlos Salinas - Fresnillo - Pozuelos de Arriba 2a. Etapa	0.0	23.6	0.0	23.6
Camino Mayrán - San Nicolás	0.0	11.8	0.0	11.8
Carretera Vizcaya - Tacubaya	0.0	20.0	0.0	20.0
Libertad - Guadalupe Victoria	0.0	5.5	0.0	5.5
Múzquiz-Ojinaga	0.0	20.0	0.0	20.0
Palaú - El Sauz	120.0	30.0	0.0	150.0
Solís - Granada	0.0	9.0	0.0	9.0
Torreón - San Pedro; tramo Nudo Mixteco - La Concha	0.0	20.0	0.0	20.0
Viesca - Parras	0.0	20.0	0.0	20.0
Viesca-Ahuichila	0.0	32.0	0.0	32.0
Ramal a Nuevo Delicias	0.0	18.0	0.0	18.0
Ramal a Nueva Victoria	0.0	30.0	0.0	30.0
COLIMA	**23.3**	**150.0**	**0.9**	**172.4**
Asmoles-Los Ortíces	0.0	10.0	0.0	10.0
Camotlán-Ciruelito de Marina.	13.0	0.0	0.0	13.0
Conservación de Caminos Rurales y Alimentadores	6.0	0.0	0.9	5.1
Estudios y Proyectos	4.3	0.0	0.0	4.3
La Fundición-La Atravesada-Coalatilla	0.0	20.0	0.0	20.0
Los Asmoles-Jiliotupa-Tamala	0.0	12.0	0.0	12.0
Pueblo Juárez-La Fundición	0.0	20.0	0.0	20.0
Puente Zinacamitlán	0.0	20.0	0.0	20.0
Puerta de Anzar-Estapilla	0.0	15.0	0.0	15.0
Puerta de Anzar-Tepames	0.0	13.0	0.0	13.0
San Antonio-Agua Salada-La Loma	0.0	20.0	0.0	20.0
Veladero de Camotlán-La Rosa-La Fundición	0.0	20.0	0.0	20.0

DURANGO	**302.6**	**262.1**	**30.0**	**534.7**
Durango-Tepic	80.0	0.0	0.0	80.0
El Tablón-La hierbabuena	0.0	15.0	0.0	15.0
Estudios y Proyectos	6.6	0.0	0.0	6.6
Gomez Palacio-Gregorio García	0.0	25.0	0.0	25.0
Independencia-Libertad Tuitan	0.0	10.0	0.0	10.0
La Flor-El Pueblito	0.0	30.0	0.0	30.0
La Flor-San Bernardino de Milpillas	0.0	20.0	0.0	20.0
Los Altares-Otáez	0.0	20.0	0.0	20.0
Los Herrera-Tamazula	166.0	0.0	10.0	156.0
Mezquital-Charcos	50.0	0.0	20.0	30.0
Navíos-Regocijo	0.0	30.0	0.0	30.0
Otinapa-Ignacio Zaragoza	0.0	30.0	0.0	30.0
Puente la Hierbabuena	0.0	20.0	0.0	20.0
Puente la Petaca	0.0	22.1	0.0	22.1
Tepehuanes-San Juan El Negro	0.0	20.0	0.0	20.0
Indé-E.C. (El Palmito-La Zarca)-El Ventarron	0.0	20.0	0.0	20.0
GUANAJUATO	**45.0**	**160.0**	**0.0**	**205.0**
Amoles-San Isidro-Ojo de Agua	0.0	6.3	0.0	6.3
C.R. Serrano-Santa Bárbara-San Agustín	0.0	10.0	0.0	10.0
Camino a la Concepción Vieja	0.0	2.0	0.0	2.0
Camino a la Estancia	0.0	10.0	0.0	10.0
Camino Al Xoconoxtle	0.0	1.8	0.0	1.8
Conservación de Caminos Rurales	29.0	0.0	0.0	29.0
El Gato-E.C.(Dolores Hidalgo-San Diego de la Unión)	0.0	9.5	0.0	9.5
Estación Manzano-Chamacuaro	0.0	9.3	0.0	9.3
Estudios y Proyectos	3.4	0.0	0.0	3.4
La Barranca-Candelas	0.0	5.0	0.0	5.0
Pueblo Nuevo-Irapuato (Rehabilitación)	0.0	10.0	0.0	10.0
Roque-San Cayetano	0.0	9.1	0.0	9.1
San Antonio del Pochote-Santana del Conde	0.0	12.3	0.0	12.3
San Bernardo-E.C. Sotelo-Morelos	0.0	1.0	0.0	1.0
San José de Guanajuato-Entr. Autopista de San Antonio Morales	0.0	1.3	0.0	1.3
San Juan de la Vega-San José de la Presa	0.0	17.4	0.0	17.4
San Luis de la Paz-Río Verde, Tr: Chupadero-Mesas de Jesús-El Realito	0.0	15.0	0.0	15.0
San Rafael-La Palma	12.6	0.0	0.0	12.6
Santa Rita-Mexicanos	0.0	15.0	0.0	15.0
Segunda etapa Acambaro-Morelia	0.0	10.0	0.0	10.0
Valle Yuriria-Lagunilla de Mogotes	0.0	15.0	0.0	15.0
GUERRERO	**306.6**	**797.2**	**138.2**	**965.6**
Altamirano-Tlalchapa-Placeritos (Mpio. Pungarabato)	0.0	5.0	0.0	5.0
Ampliación a 4 carriles El Rincón-Ocotito	0.0	20.0	0.0	20.0
Ayutla-Acatepec,Tr: San José la Hacienda-Encino Amarillo	0.0	10.0	0.0	10.0
Ayutla-Colotipla	0.0	10.0	0.0	10.0
Ayutla-Pascala del Oro	0.0	10.0	0.0	10.0
Azoyú-Maxmadi-Cuanacaxtitlán	0.0	15.0	0.0	15.0
Buenavista de Cuéllar-Coxcatlán-Tlamacazapa	29.0	0.0	4.0	25.0
Boulevard Zihuatanejo	0.0	15.0	0.0	15.0
Camino a Colotepec (reencarpetado)	0.0	10.0	0.0	10.0
Chapultepec-Chacámero Grande (Mpio. Tlalchapa)	0.0	9.4	0.0	9.4
Chilapa-Atzacoaloya-Hueycantenango-Ixcatla-El Jaguey-Zizicazapa	0.0	10.0	0.0	10.0
Chilpancingo-Amojileca-Omiltemi	0.0	23.0	0.0	23.0
Conservación de Caminos Rurales	30.0	0.0	5.0	25.0
Coyuca de Benítez-Tepetixtla	0.0	20.0	0.0	20.0
Cruz Grande-Boca del Río (Zona Delta)	0.0	15.0	0.0	15.0
Cuautepec-Cihoalpoloya	0.0	10.0	0.0	10.0
E.C. (Tlapa-Marquelia)-Iliatenco	0.0	10.0	0.0	10.0
El Coquillo - San Agustín Cuilutla (Mpio. Cuautepec)	0.0	15.0	0.0	15.0
Estudios y Proyectos	8.4	0.0	0.0	8.4

Hacienda Nueva-E.C. (Iguala-Cd. Altamirano)-Santo Niño	0.0	5.0	0.0	5.0
Ixcateopan-Tlalixtaquilla (incluye puente)	0.0	10.0	0.0	10.0
La Florida-Arroyo Grande	0.0	16.0	0.0	16.0
Las Ánimas-Huamuchapa (Mpio.Tecoanapa)	0.0	10.0	0.0	10.0
Libramiento Tlapa	0.0	25.0	0.0	25.0
Lucerito-Tlacoapa	0.0	20.0	0.0	20.0
Metlatónoc-Tlacoachistlahuaca, Tramo: Rancho Nuevo de la Democracia	150.0	0.0	60.0	90.0
Mixteca Gro.-Mixteca Oax. (Caliguala-Alcozauca),Tr: La Luz de Juárez	0.0	15.0	0.0	15.0
Mochitlán-Coaxtlahuacán	0.0	10.0	0.0	10.0
Ocotito-Tlahuizapa-Coacoyulillo-Jaleaca de Catalán	0.0	25.0	0.0	25.0
Ometepec-Las Iguanas-Charco de la Puerta	0.0	20.0	0.0	20.0
Pénjamo-El Terrero	0.0	10.0	0.0	10.0
Placeres del Oro-San Rafael (Mpio. Zirándaro)	0.0	12.0	0.0	12.0
Playa Blanca-Aeropuerto Zihuatanejo	0.0	10.0	0.0	10.0
Playa Ventura-Copala	0.0	12.0	0.0	12.0
Potrerillo del Rincón-Pueblo Hidalgo-Buenavista-Río Iguapa	0.0	15.0	0.0	15.0
Presa Caracol-Tlacotepec	0.0	15.0	0.0	15.0
Providencia-Pueblos Santos	0.0	20.0	0.0	20.0
Puente Oztocingo, Km 9+500 s/c Atlamajalcingo del Monte-Copanatoyac	0.0	5.0	0.0	5.0
Puente Paso Real	0.0	4.0	0.0	4.0
Puente San Bartolo (E.C. Estatal)-Santa Rosa Primera	0.0	3.0	0.0	3.0
Puente Yucatán de las Flores (Mpio. San Marcos)	0.0	10.1	0.0	10.1
Puerto de Gallo-Filo de Caballos, Tr: Filo de Caballos-Cruz de Ocote-El Jilguero	0.0	25.0	0.0	25.0
Puerto del Varal-Corral de Piedra	0.0	15.0	0.0	15.0
Quechultenango-Jalapa-Pueblo Viejo	0.0	10.0	0.0	10.0
Ramal al Calabazalito	0.0	10.0	0.0	10.0
Ramal San Cristóbal	0.0	10.0	0.0	10.0
San José La Pala-Las Lechugas	0.0	20.0	0.0	20.0
San Marcos-Tecomate Pesquería	0.0	10.0	0.0	10.0
Tecpan-El Balcón	0.0	20.0	0.0	20.0
Tetipac-Pilcaya, incluye puente en el Km 11+800	0.0	10.0	0.0	10.0
Tierra Colorada-Ayutla, Cruz Grande-Ayutla (reencarpetado)	0.0	10.0	0.0	10.0
Tierra Colorada-La Garrapata	0.0	5.0	0.0	5.0
Tierra Colorada-Potrero Oriental	0.0	15.0	0.0	15.0
Tinoco-Chacámero Grande (Mpio. Tlapehuala)	0.0	15.7	0.0	15.7
Tlacoachistlahuaca-Metlatónoc Tramo: Jicayán de Tovar-Metlatónoc	0.0	35.0	0.0	35.0
Tlacotepec-Acatlán del Río	0.0	35.0	0.0	35.0
Tlacotepec-Paraje Laureles	0.0	8.0	0.0	8.0
Tlalixtaquilla-Santa Cruz	0.0	8.0	0.0	8.0
Tlapa,Gro.-Huajuapan de León, Oax. Tramo: (lím. Gro/Oax-La Luz de Juárez)	0.0	10.0	0.0	10.0
Tlapa-Alcozauca	89.2	0.0	69.2	20.0
Xalitla-San Franscisco Ozomatlán-Ahuetlixpa	0.0	10.0	0.0	10.0
Xochistlahuaca-Plan de Guadalupe	0.0	15.0	0.0	15.0
Zacapuato-Camutla (Mpio. Cutzamala de Pinzón)	0.0	6.0	0.0	6.0
Zitlala-Tlacozoltitlán	0.0	15.0	0.0	15.0
HIDALGO	**123.8**	**734.3**	**20.5**	**837.6**
Acceso a Nopala de Villagrán, Tr: Entr. Km 107 de la C.F. Mex.-Qro.	0.0	24.1	0.0	24.1
Agua Blanca, Hgo.-Zacualpan, Ver.	12.7	0.0	0.0	12.7
Alfajayucan-Chilcuautla	0.0	10.0	0.0	10.0
Almoloya-Tepozán	0.0	10.0	0.0	10.0
Blvd. San Agustín-Tlaxiaca	0.0	21.5	0.0	21.5
Boulevard las Torres	0.0	7.0	0.0	7.0
Boxaxni-Lagunilla	10.5	0.0	0.0	10.5
Boye-Taxtho	0.0	10.0	0.0	10.0
C.E. Ixtlahuaco-Calnali	0.0	15.0	0.0	15.0
C.E. Progreso-El Tephe	0.0	44.5	0.0	44.5
C.F. Pachuca-Tampico "Libramiento Huejutla", 1ra Etapa	0.0	20.0	0.0	20.0

Camino Puente de Doria-Tlaxxocoyucan 2da Etapa	0.0	13.4	0.0	13.4
Carboneras-Mineral del Chico	0.0	12.8	0.0	12.8
Cardenal-Arenalito-La Mesa-Cieneguillas-Los Lirios-La Unión	0.0	10.0	0.0	10.0
Circuito Chapultepec	0.0	25.1	0.0	25.1
Colonia Benito Juárez-San José Capulines	0.0	5.8	0.0	5.8
Conservación de Caminos Rurales	24.0	0.0	0.0	24.0
Distribuidor Vial el Tephe 3ra. Etapa	0.0	20.0	0.0	20.0
E.C. (San Bartolo-San Miguel)-Pie del Cerro, 1ra etapa	0.0	5.0	0.0	5.0
E.C. km.12+000 (Molango - Xochicoatán) - Zapocoatlán - Texcaco	0.0	15.0	0.0	15.0
El Dexthi-San Juanico, Tr: del Km 6+180-9+252	12.7	0.0	0.0	12.7
Estudios y Proyectos	8.4	0.0	0.0	8.4
Fray Francisco-San Jerónimo	16.5	0.0	6.5	10.0
Huapacalco-Estación de Apulco, Tr: Hupalcalco-Estación Apulco, 2da. Etapa	0.0	15.0	0.0	15.0
Huaxto-Actopan	0.0	10.0	0.0	10.0
Huazalingo - Tlanchilchol	0.0	10.0	0.0	10.0
Huehuetla-San Lorenzo Achiotepec	0.0	40.0	0.0	40.0
Juárez-Hidalgo -Tlahuiltepa	0.0	15.0	0.0	15.0
La Estancia-Pacula	39.0	0.0	14.0	25.0
Nicolás Flores - Cerritos	0.0	8.3	0.0	8.3
Paso a Denivel Pachuca-Tulancingo, E.C. Pachuca, Real del Monte 4ta Etapa	0.0	20.0	0.0	20.0
Pisaflores - Chalahuite	0.0	10.0	0.0	10.0
PIV en la C.F. Jorobas-Tula-ZAL	0.0	50.0	0.0	50.0
Puente vehicular "T" Cruz 2da. Etapa	0.0	24.5	0.0	24.5
Puente Vehicular Las Adjuntas	0.0	8.5	0.0	8.5
Puente vehicular Río Rosas	0.0	15.0	0.0	15.0
Puente vehicular Sta. María amajac-Barrio Sur, 2da etapa	0.0	6.0	0.0	6.0
Puente Vehicular tres culturas	0.0	15.0	0.0	15.0
Puerto Dañu, Mpio. De Nopala de Villagran	0.0	6.6	0.0	6.6
Quetzalapa-Chichicaxtla, 3ra estapa	0.0	10.0	0.0	10.0
Reconstrucción Pachuca-Tulancingo-Los romeros	0.0	7.4	0.0	7.4
San Juan Tepha - E.C.(Tecamalt - Teocalco)	0.0	10.0	0.0	10.0
Santa Ma. Quelites-San José Piedra Gorda	0.0	4.0	0.0	4.0
Santa María Nativitas - Chacalapa	0.0	15.0	0.0	15.0
Santo Domingo-Zapoyo II-Nexpa	0.0	10.0	0.0	10.0
Tecamatl – Teocalco	0.0	20.0	0.0	20.0
Tenango-San Bartolo	0.0	25.0	0.0	25.0
Tepemaxac - Amajac	0.0	10.0	0.0	10.0
Tianguistengo-Atlapexco	0.0	20.0	0.0	20.0
Tizayuca - Temaxcalapa - Corrugados	0.0	10.0	0.0	10.0
Tolago - Chinconcuac	0.0	15.0	0.0	15.0
Zacualtipan-Atopixco	0.0	8.0	0.0	8.0
Zoquiatipan - Santa Teresa	0.0	10.0	0.0	10.0
C.E. Tecozautla-Tasquillo Tramo: El Salto-Caltimacan 1a Etapa	0.0	10.0	0.0	10.0
Metzquititla-Huizticola	0.0	6.8	0.0	6.8
Distribuidor Vial Tepeji del Rio	0.0	20.0	0.0	20.0
JALISCO	**219.4**	**495.8**	**0.0**	**715.2**
Buen País-Tonilita-Tonila	0.0	20.0	0.0	20.0
Chapala-Jocotepec, Tr: San Juan Cosala-Jocotepec	15.0	0.0	0.0	15.0
Chapala-San Nicolás de Ibarra-Lim. Mpio.	0.0	26.0	0.0	26.0
Chimaltitlán-Florencia	0.0	20.0	0.0	20.0
Concepción de Buenos Aires-Teocuitlán de Corona	0.0	15.0	0.0	15.0
Conservación de Caminos Rurales	15.0	0.0	0.0	15.0
E.C. (Tapalpa-Chiquistlán)-Ferrería de Tula	0.0	15.0	0.0	15.0
El Grullo-Zenzontla-Tuxcacuesco	21.4	0.0	0.0	21.4
El Salvador-Presa de Santa Rosa	0.0	5.0	0.0	5.0
Estudios y Proyectos	6.0	5.0	0.0	11.0
Libramiento de Cihuatlán	0.0	5.5	0.0	5.5
Los Ocotes-San Isidro Mazatepec	0.0	30.0	0.0	30.0
Santa Rosa-San Juan-Cuyután	0.0	20.0	0.0	20.0

Tepic-Aguascalientes, Tr: Lím. Edos. Nay./Jal. Bolaños	100.0	0.0	0.0	100.0
Tizapán el Alto-San José de Gracia, Mich.	0.0	5.0	0.0	5.0
Tlapa-Llano Grande-Tomatlán	0.0	12.0	0.0	12.0
Tultitlán-Unión de Guadalupe	0.0	26.0	0.0	26.0
Villa Hidalgo-Colotlán-Carrizal	0.0	30.0	0.0	30.0
Villa Hidalgo-Las Flores	0.0	12.0	0.0	12.0
Zapotitlán-Comalá	0.0	5.7	0.0	5.7
Camino a Ruiseñores-El Arenal	0.0	18.0	0.0	18.0
Camino el Tuito Chacala Kilometro 3.24 al 7.24	0.0	17.0	0.0	17.0
Camino Etzatlán-Santa Rosalia	0.0	14.0	0.0	14.0
Camino tipo c tramo temahuixtle-tuito en bolaños	0.0	16.0	0.0	16.0
Colotlán-El Epazote	0.0	20.0	0.0	20.0
Crucero San Miguel-Cuyutlán-Crucero Cajitlan, Tlajomulco	0.0	18.0	0.0	18.0
El Amarillo-La Vega	0.0	8.1	0.0	8.1
Estancita-Providencia Entronque Refugio San Marcos	0.0	18.0	0.0	18.0
Jalisco Oconahua- Jesús Maria Nayarit	0.0	20.0	0.0	20.0
Jilotlán de los Dolores-Cuatro Caminos	30.0	0.0	0.0	30.0
Libramiento Tecalitlán	32.0	0.0	0.0	32.0
Pavimentación camino Villa Guerrero-Azqueltan	0.0	20.0	0.0	20.0
Santa Cruz de las Flores-Tala	0.0	24.5	0.0	24.5
Santa Maria de los Angeles, Huacaxco-El jaguey	0.0	30.0	0.0	30.0
Sayula-Tapalpa	0.0	20.0	0.0	20.0
MÉXICO	**112.9**	**549.1**	**0.0**	**662.0**
Acceso a Santo Domingo Aztacameca (Ampliación a 4 carriles) Tr: 9+250-10+250	0.0	10.0	0.0	10.0
Ahuatenco-Colonia Campesina, San Antonio del Progreso, Tr: Km 3+500-5+000	0.0	10.0	0.0	10.0
Amanalco de Becerra-Valle de Bravo- Turcio	0.0	1.5	0.0	1.5
Autopista (Toluca-Atlacomulco)-Santa Clara	0.0	10.0	0.0	10.0
Barrio Las Ánimas Villeje-Mavoro E.C. 5.8 (Toluca-Palmillas)	0.0	6.0	0.0	6.0
Boulevard Chiahutla, Tr: Boulevard Circuito Escolar, Tr: Km 0+000-1+171	0.0	15.0	0.0	15.0
Camino Real San Jerónimo Xonacahuacán, Tecámac	0.0	2.3	0.0	2.3
Camino: Km.49.9 La Puerta-Sultepec-Rastrojo Largo-Huayatenco	12.8	0.0	0.0	12.8
Carretera Libre (Toluca-Atlacomulco)-Barrio El Ruso	0.0	10.0	0.0	10.0
Chapa de Mota Doxchicho-Jilotepec-Chapa de Mota	0.0	2.5	0.0	2.5
Chapa de Mota, Tr: San Francisco de las Tablas, Tr: Km 0+000-2+580	0.0	15.0	0.0	15.0
Ciénega-Amola, San Isidro Amola, Ocuilan	6.5	0.0	0.0	6.5
Circuito Mavoro-Casa Blanca	0.0	15.0	0.0	15.0
Colonia Álvaro Obregón-Pueblo Nuevo	0.0	10.0	0.0	10.0
Concepción-La Venta	0.0	5.0	0.0	5.0
Conservación de Caminos Rurales	24.0	0.0	0.0	24.0
Cuendo-San Lorenzo-Tlacotepec-E.C. Libramiento Atlacomulco	0.0	10.0	0.0	10.0
E.C 14.8 (Ixtlahuaca-San Felipe del Progreso)-Santa Ana la Ladera-San Antonio del Río Tr: 3+500-5+300	0.0	10.0	0.0	10.0
E.C. (San Felipe del Progreso-Carmona)-Rincón de los Pirules	0.0	10.0	0.0	10.0
E.C. México 134 El Espino	6.0	0.0	0.0	6.0
El Arco Cachi-Emiliano Zapata-San Ignacio El Pedregal	0.0	10.0	0.0	10.0
El Quelite-Ramejé-Providencia	0.0	10.0	0.0	10.0
El Quinte-Chapa de Mota	0.0	10.0	0.0	10.0
Entr. Chapa de Mota-El Quinté Km 9.5, Tr: San Juan Tuxtepec-San Antonio-El Membrillo del Km 0+000-5+740 y 500 mts, Entr. Carretera la Cruz-San Juan Tuxtepec	0.0	15.0	0.0	15.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
Ganzda-Santiago Oxtoc Toxhie-Carretera Panamericana	0.0	10.0	0.0	10.0
Guadalupe Chico-La Mesa-E.C. (Villa Victoria-El Oro)	0.0	15.0	0.0	15.0
Jiquipilco El Viejo	0.0	10.5	0.0	10.5
La Huerta-La Cjuadrilla-San Fco. Solis-San Vicente Solis	0.0	10.0	0.0	10.0
La Tinaja-Arroyo Zarco-Quince Letras E.C. 28.4 (Toluca-Amanalco de Becerra) Tr: Km 4+000-5+800	0.0	10.0	0.0	10.0
Libramiento Norte de Aculco	0.0	5.0	0.0	5.0

Nepantla-Tlalamac y Ramal a Alotepec	0.0	10.0	0.0	10.0
Ojo de Agua-Loma de Endare (Santa María Endare)	0.0	5.0	0.0	5.0
Plan de San Miguel-Ixtapan de la Sal	0.0	10.0	0.0	10.0
Providencia-Huemetla	0.0	10.0	0.0	10.0
Puente San Lucas, ubicado en el Km 1+470 del Camino Santo Tomás de las Flores-San Lucas-La Unión	0.0	10.0	0.0	10.0
Rosa Morada-E.C. (Toluca-Amanalco de Becerra)	0.0	13.7	0.0	13.7
San Lucas del Maíz-San José de la Laguna-Xalpa-Tejupilco	0.0	10.0	0.0	10.0
San Francisco del Río-San Cristobal de los Baños-Xalapa, Tr: Km 3+050-5+000	0.0	15.0	0.0	15.0
San José Chalmita-San Miguel Actopan, Tenancingo	0.0	10.0	0.0	10.0
San José El Cuartel-Santiago-Teresita Acatzingo, Tenancingo	7.8	2.5	0.0	10.3
San Juan de las Tablas - Los Dolores - E.C. (Arcos del Sitio)	11.3	0.0	0.0	11.3
San Juan El Temporal-Ramal San Bartolo	0.0	15.0	0.0	15.0
San Lucas-Las Vigas	0.0	10.0	0.0	10.0
San Lucas-San Martín Cuautlalpan-Santa María Huexoluco, Calpuluac	0.0	10.0	0.0	10.0
San Martín Palmar de guadalupe-Pachuquilla-El Zapote-Agua Dulce-Lím. Mpal. Zumpahuacan	0.0	10.0	0.0	10.0
San Miguel Temextepec-San Simón de la Laguna	0.0	4.0	0.0	4.0
San Nicolás Peralta-El Espino	10.0	0.0	0.0	10.0
San Pablo Tlalchichipan-San Francisco Tlalchichilpan	0.0	10.0	0.0	10.0
Santa Catarina-La Capilla-Huitzizilapan	0.0	6.0	0.0	6.0
Santa María Citendejé-Santiago Casandeje	0.0	10.0	0.0	10.0
Soyaniquilpan, Camino Auditorio - Quinta Manzana (Santa Cruz).	15.5	0.0	0.0	15.5
Soyaniquilpan, Camino clinica San Agustín Buenavista - Xochitlán	16.0	0.0	0.0	16.0
Soyaniquilpan, Camino Ignacio Zaragoza-Los Encinos	0.0	5.0	0.0	5.0
Soyaniquilpan, Camino la Sala, Elaile, El Panteón	0.0	5.0	0.0	5.0
Tejocotillos-Espino Peralta	0.0	5.6	0.0	5.6
Tejocotillos-Santiago Tejocotillas	0.0	2.0	0.0	2.0
Temascaltepec-Las Juntas	0.0	11.5	0.0	11.5
Tenancingo-San Antonio Agua Bendita	0.0	10.0	0.0	10.0
Camino al Chopo-Entr. Carretera Melchor Ocampo-Zumpango	0.0	3.0	0.0	3.0
Libramiento Coatepec Tr: San Francisco-Coatepec, Ixtapaluca	0.0	10.0	0.0	10.0
Ampliación y Pavimentación Tonatico-Talacopan-Yautepec	0.0	17.0	0.0	17.0
Cabecera Municipal y San Juan del Cuervo	0.0	15.0	0.0	15.0
Camino en Sultepec	0.0	15.0	0.0	15.0
Onofre-Batahilotzingo	0.0	5.5	0.0	5.5
Ramal Los Reyes-FFCC Tramo: Circuito Exterior Mexiquense-Vialidad Mexiquense	0.0	16.0	0.0	16.0
San Simón-Rancho Viejo	0.0	9.5	0.0	9.5
MICHOACÁN	**225.5**	**368.9**	**53.7**	**540.7**
Conservación de Caminos Rurales	30.0	0.0	0.0	30.0
Estudios y Proyectos	8.5	0.0	0.0	8.5
Cd. Hidalgo-Maravatío	30.0	0.0	0.0	30.0
Tacámbaro-Paso de Morelos	29.9	0.0	14.9	15.0
Aguililla-Coalcoman	52.1	0.0	15.8	36.3
Villa Victoria-Tehuantepec	9.0	0.0	0.0	9.0
San Isidro-Cuamacuaro	22.4	0.0	4.4	18.0
Libramiento Tepaltepec	28.0	0.0	13.0	15.0
Tupataro (Mich.)-Piñicuaro (Gto.), Huandacareo (Mich.)-Piñicuaro (Gto.)	15.6	0.0	5.6	10.0
Paso de la Virgen-El Olivo	0.0	10.0	0.0	10.0
Cotija-Gallineros	0.0	5.0	0.0	5.0
Puerto del Rayo-Las Gallinas-Los Puentes	0.0	11.0	0.0	11.0
Uruapan-Sabino-San Marcos	0.0	5.0	0.0	5.0
El Paraíso-Nueva Esperanza	0.0	7.0	0.0	7.0
Camino Tierras Blancas-Santa Maria	0.0	5.0	0.0	5.0
Circuito Turistico Lago Zirahuen	0.0	13.1	0.0	13.1
Cojumatlán-El Nogal	0.0	10.0	0.0	10.0

Camino Rincón de Zetina-Las Cuevas	0.0	5.0	0.0	5.0
Camino Real de Otzumatlán-San José de la Cumbre	0.0	3.0	0.0	3.0
Tepehuaje-Alzangarro	0.0	4.0	0.0	4.0
Panindicuaro-El Fresno de la Reforma	0.0	2.0	0.0	2.0
Churumuco-Poturo	0.0	15.0	0.0	15.0
Ciudad Hidalgo-Casas Pintas; Cuitzillos-José Maria Morelos; Tierras Coloradas-Puente de Tierra	0.0	5.0	0.0	5.0
El Oro-Tepetongo	0.0	10.0	0.0	10.0
Camino Real de Otzumatlán-Milpillas	0.0	10.0	0.0	10.0
San Pedro-Los Brasiles, Mpio San Lucas	0.0	18.0	0.0	18.0
Curungueo-Donaciano Ojeda	0.0	5.0	0.0	5.0
Zitácuaro-Curungueo-Loma Larga-Zitacuaro	0.0	5.4	0.0	5.4
Uruapan-Santa Rosa-San Marcos	0.0	24.5	0.0	24.5
Libramiento Venustiano Carranza	0.0	9.6	0.0	9.6
E.C. Estatal (La Escalera C.F. No. 15)-El Palmar Buena Vista	0.0	10.0	0.0	10.0
Las Letras-Casa Blanca	0.0	6.5	0.0	6.5
Los Ranchos-Los Trojes	0.0	8.0	0.0	8.0
Limón de Papatzingán-El Tepehuaje	0.0	15.0	0.0	15.0
Uricho-Picharato	0.0	12.0	0.0	12.0
Parácuaro-Jucutacato	0.0	10.0	0.0	10.0
El Saus-El Tzintzun	0.0	10.0	0.0	10.0
Libramiento Álvaro Obregón	0.0	4.5	0.0	4.5
Fontezuelas-Chapultepec	0.0	6.0	0.0	6.0
Churintzio-El Guayabo	0.0	4.0	0.0	4.0
Tangamandapio-La Cantera	0.0	6.0	0.0	6.0
Tafetan-Platanillo	0.0	6.0	0.0	6.0
Las Pilas-La Estancia	0.0	6.0	0.0	6.0
CBTA-Terrenates	0.0	6.0	0.0	6.0
Copándaro-Susupuato	0.0	6.0	0.0	6.0
Carácuaro-Cuitzillo	0.0	6.0	0.0	6.0
Capire de Bravo-Acuyo	0.0	6.0	0.0	6.0
Chilchota-Huecato	0.0	3.5	0.0	3.5
Camino derrumbadero	0.0	10.8	0.0	10.8
Periban Tancitaro	0.0	15.0	0.0	15.0
Santa Rosa San Marcos	0.0	21.0	0.0	21.0
Pavimentación de la calle Francisco I. Madero en la comunidad de Patamban	0.0	8.0	0.0	8.0
MORELOS	**28.6**	**25.5**	**0.0**	**54.1**
Conservación de Caminos Rurales	6.0	0.0	0.0	6.0
Estudios y Proyectos	2.6	0.0	0.0	2.6
Ramal a la Tigra	0.0	8.0	0.0	8.0
Telixtac-Axochiapan	4.5	0.0	0.0	4.5
Tlayacapan-Totolapan	15.5	0.0	0.0	15.5
Remodelación Paseo Cuaunahuac	0.0	17.5	0.0	17.5
NAYARIT	**390.3**	**200.0**	**100.0**	**490.3**
Conservación de Caminos Rurales	24.0	0.0	0.0	24.0
Estudios y Proyectos	5.0	0.0	0.0	5.0
Huaristemba-Reforma Agraria, San Blas	0.0	15.0	0.0	15.0
Jomulco-Los Aguajes	34.3	0.0	0.0	34.3
Ruiz-Zacatecas (Tr: Jesús María-Lím. Edo.)	0.0	60.0	0.0	60.0
Santa Cruz - San Andrés Santiago	0.0	20.0	0.0	20.0
San Francisco I. Madero-Santiago Pochotitan-Aguapan	0.0	20.0	0.0	20.0
San Juan de Abajo-Valle de Banderas	25.0	0.0	0.0	25.0
San Pedro Ixcatlán-Jesús María	180.0	0.0	80.0	100.0
Santa Fe-Agua Aceda-Ejido San Juan Corapan	0.0	25.0	0.0	25.0
Santiago Ixcuintla - Paredones	0.0	18.0	0.0	18.0
Tecuala-Milpas Viejas-Filo Huachochita	2.0	0.0	0.0	2.0
Tepic-Aguascalientes, Tr: El Cajón-Lím. Edos. Nay./Jal.	120.0	0.0	20.0	100.0
Bulevar Carretera 15 Acceso a Ixtlan del Río	0.0	15.0	0.0	15.0
El Macho-Los Murillo	0.0	7.1	0.0	7.1
Huajicori-San Andrés Milpillas	0.0	19.9	0.0	19.9

NUEVO LEÓN	**270.7**	**416.8**	**25.0**	**662.5**
Arramberry-Zaragoza	0.0	13.0	0.0	13.0
China Méndez	0.0	23.4	0.0	23.4
Conservación de Caminos Rurales	12.0	0.0	0.0	12.0
Dieciocho de Marzo-Ciénega del Toro	0.0	28.0	0.0	28.0
Dr. Arroyo-San Isidro de las Colonias	0.0	36.0	0.0	36.0
Eje interestatal: Matehuala-Cd. Victoria, Tr:Lim.Edos. S.L.P., N.L. Dr. Arroyo-E.C. El Carmen	74.4	0.0	0.0	74.4
Ejido San Isidro Lim de Edos N.L./Tam	0.0	20.0	0.0	20.0
El Charquillo-San Ramón de Martínez	0.0	10.0	0.0	10.0
El Goche-Emilio-Carranza	23.7	0.0	0.0	23.7
Entr. Autopista Monterrey-Saltillo-Hacienda Rinconada-Los Fierros García	45.0	0.0	0.0	45.0
Estudios y Proyectos	6.6	18.4	0.0	25.0
Joya de Bocacelly-Lím. Edos. N.L. / Tamps.	34.0	0.0	0.0	34.0
Las Catorce-Presa de Maltos	0.0	8.0	0.0	8.0
Melchor Ocampo-Los Aldama	0.0	20.0	0.0	20.0
Montemorelos-Entr. San Roberto	75.0	0.0	25.0	50.0
Puente Vehicular s/Arroyo Topo Chico y Av. Arturo B. de la Garza	0.0	30.0	0.0	30.0
Zaragoza - Tepozanes - El Refugio	0.0	30.0	0.0	30.0
Paso superior vehicular Alfonso Reyes y Servicio Postal	0.0	140.0	0.0	140.0
Puente Vehicular s/Arroyo Topo Chico y Montes Berneses	0.0	40.0	0.0	40.0
OAXACA	**262.5**	**843.1**	**51.6**	**1,054.0**
Acceso a Loma Bonita-Lím. Con Edo. De Ver.	23.8	0.0	1.6	22.2
Acceso a Rancho Salinas	0.0	8.0	0.0	8.0
Agencia La Junta-Entr. El Espinal	0.0	15.0	0.0	15.0
Agua de Gancho-Cerro Zongolica	0.0	10.0	0.0	10.0
Alvaro Obregón-San Pedro Huilotepec-Salina Cruz	0.0	10.0	0.0	10.0
Amate Colorado-Zaragoza Itundujía	0.0	15.0	0.0	15.0
Asunción Atoyaquillo-Putla Guerrero	0.0	30.0	0.0	30.0
Boca del Perro-San Juan Teita	0.0	10.0	0.0	10.0
Cazadero Arriba-Cerro Iguana	0.0	15.0	0.0	15.0
Conservación de Caminos Rurales	30.0	0.0	0.0	30.0
E.C. El Amate-Cozolapa-La Margarita-Tabacalera	0.0	10.0	0.0	10.0
E.C. Santiago Chazumba-Salitrillo-Lunatitlán del Progreso-San Juan Yuxtlahuaca-San José Chichihualtepec-Totoltepec de Guerrero (Puebla)-Entr. San Juan Ixcaquixtla Acatlán de Osorio (Puebla)	0.0	15.0	0.0	15.0
E.C. Transismica-San Juan Guichicovi (Acceso a San Juan Huichicovi (Rehabilitación)	0.0	15.0	0.0	15.0
Eje Miahuatlán-San Carlos Yautepec	0.0	20.0	0.0	20.0
Eje Miahuatlán-San Pablo Coatlán-San Jerónimo Coatlán-Piedra Larga-La Palma	0.0	20.0	0.0	20.0
El Paraiso-Santa María Tepata	0.0	8.0	0.0	8.0
El Tapanco-San Vicente Piñas	0.0	12.0	0.0	12.0
Entr. Tres Cruces de San Juan Mixtepec Distrito de Tlaxiaco-San Juan Diquiyú	0.0	10.0	0.0	10.0
Estudios y Proyectos	9.5	0.0	0.0	9.5
Ixtepec-Santiago Laollaga-Guevea de Humbold	0.0	20.0	0.0	20.0
Jalapa de Diaz-San Felipe de Usila	3.5	0.0	0.0	3.5
José María Morelos-El Potrero	0.0	7.5	0.0	7.5
Km 263.1 E.C.(Tehuantepec-Juchitán)-Álvaro -Obregón	0.0	30.7	0.0	30.7
Km 30+400 E.C. (Miahuatlán-San José Lachiguiri)-San Andrés Mixtepec-Santa Catarina Quiaquitani y puentes Quioquitani y Quioquitani II	0.0	10.0	0.0	10.0
Km 55+000 E.C.(San Pedro y San Pablo Ayutla)-Asunción Cacalotepec-San Isidro Huayapan-Santa María Alotepec	55.0	0.0	0.0	55.0
Km 65+000 E.C. (Huajuapan de León-Tehuacán)-Trinidad Huaxtepec-Acaquizapa-Joluxtla-Cosoltepec-Tultitlán de Guadalcazar-San Miguel Ixtapan	0.0	20.8	0.0	20.8
Km 89+000 E.C. (Mitla-Zacatepec)-Santa María Yacochi-Totontepec Villa de Morelos-Lím. Edos. De Veracruz	50.0	0.0	20.0	30.0
La Luz-Tataltepec de Valdes	0.0	20.0	0.0	20.0
La Venta-Santa María Ozolotepec-San Francisco Ozolotepec	0.0	10.0	0.0	10.0
Lachixova-Hondura Lucero	0.0	8.1	0.0	8.1

Loma Bonita-E.C. (Tuxtepec-Palomares), Tr: km 11+300-35+000	7.0	0.0	0.0	7.0
Los Llanos de Amuzgos-Santa María Ipalapa-Santa María del Rincón	0.0	10.0	0.0	10.0
Mariscala-Santiago Tamazola-Santa Cruz de Bravo Calihuala-Luz de Juárez	0.0	10.0	0.0	10.0
Mesones Hidalgo-El Carmen Tuxtitlan	0.0	10.0	0.0	10.0
Nejapa de Madero-Santa Ana Tavela	18.1	0.0	10.0	8.1
Nochixtlan-San Miguel Piedras del Km 19+500 al 23+240	0.0	15.0	0.0	15.0
Ojite-Cuauhtémoc-Santa Cruz itundujía	0.0	15.0	0.0	15.0
Puente Santiago Ixtayutla sobre Río Verde	15.0	0.0	0.0	15.0
Puente Vehicular Santiago Ixtlayutla S/Río Verde	0.0	15.0	0.0	15.0
Reconstrucción de camino acatlan-La Capilla	0.0	10.0	0.0	10.0
Reforma-Nejapa	0.0	15.0	0.0	15.0
San Felipe Tindaco-San Mateo Sindihui	0.0	10.0	0.0	10.0
San José de las Flores-Santiago Ixtlayutla	0.0	10.0	0.0	10.0
San Juan Mixtepec-Tejocotes-Santiago Juxtlahuaca	0.0	15.0	0.0	15.0
San Martín del Estado-Santiago Yucuchachi	0.0	10.0	0.0	10.0
San Martín-Distrito de Villa Silacayoapan	0.0	15.0	0.0	15.0
San Mateo Etlaltongo-San Miguel Tecomatlán-San Francisco Jaltepetongo-Km 89 Huajuapan, Oax.	10.6	0.0	0.0	10.6
San Miguel Ahuehuetitlán-San Juan Hihualtepec	0.0	10.0	0.0	10.0
San Miguel El Grande-Cañana Morelos	0.0	10.0	0.0	10.0
San Pablo Tijaltepec-Santa Catarina Ticua	0.0	16.0	0.0	16.0
San Pedro Chayuco-Unión de los Ángeles	0.0	15.0	0.0	15.0
San Pedro Ixtlahuaca-Atzompan	0.0	10.0	0.0	10.0
San Pedro Mixtepec-Bajos de Chila	0.0	10.0	0.0	10.0
San Pedro Toltila-San Felipe Jalapa de Díaz	0.0	10.0	0.0	10.0
San Pedro y San Pablo Tequixtepec-Santa Catarina Chinango	0.0	15.0	0.0	15.0
Santa Catarina Juquila-San Marcos Zacatepec	0.0	30.0	0.0	30.0
Santa María Chilchotla-Monte Horeb	0.0	10.0	0.0	10.0
Santa María Huatulco-Pluma Hidalgo-Copalita	0.0	25.0	0.0	25.0
Santa María Nutio-Nuevo Progreso	0.0	5.5	0.0	5.5
Santa María Zacatepec-San Antonio Atotonilco	0.0	27.0	0.0	27.0
Santiago Ixtayutla, Tr: Santiago Jamiltepec-Santa Elena Comaltepec-San José de las Flores	0.0	15.0	0.0	15.0
Santiago Naranjas-Lázaro Cárdenas-Santa María Yuquinicoco	0.0	8.0	0.0	8.0
Santiago Tamazola-Santa Cruz de Bravo, Tr:Santa Cruz de Bravo-Santa Bárbara Huacapa-El Zapote	0.0	8.0	0.0	8.0
Santiago Tilantongo-San Miguel Tecomatlán	0.0	15.0	0.0	15.0
Santos Reyes Tepejillo-Mesón de Guadalupe	0.0	0.0	0.0	0.0
Tamazulapan-Tepelmeme	0.0	10.0	0.0	10.0
Tezoatlán de Segura y Luna-San Juan Diquiyú (Incluye Puente "El Carrizal")	0.0	17.0	0.0	17.0
Tezoatlán de Segura y Luna-Santos Reyes Tepejillo-San Juan Mixtepec-San Martín Itunyoso, Km 102+000 E.C. (Yucudaa-Pinotepa Nacional)	0.0	20.0	0.0	20.0
Zaachila-C.B.T.A. 78-San Miguel Peras	40.0	0.0	20.0	20.0
Bulevar Puerto Escondido	0.0	12.0	0.0	12.0
Juquila-San Miguel Panixtlahuaca	0.0	10.0	0.0	10.0
Puentes Vehiculares 1 y 2 sobre Río Grande y Arrollo Las hoyas	0.0	9.0	0.0	9.0
Puente "Santa Bárbara Huacapa", Mpio. De Silacayoapan	0.0	7.0	0.0	7.0
Puente Usila, Camino Jalapa de Díaz-San Felipe Usila	0.0	3.5	0.0	3.5
Sant Cruz Mixtepec-San Bernardo Mixtepec	0.0	5.0	0.0	5.0
PUEBLA	**355.6**	**655.7**	**117.1**	**894.2**
(INTERSERRANA) ZACATLAN - AHUACATLAN - TEPANGO - ZAPOTITLAN - XOCHITLAN - NAUZONTLA - LA CUMBRE (TRAMOS AISLADOS)	0.0	30.0	0.0	30.0
ACOCULCO - TRES CABEZAS	0.0	19.5	0.0	19.5
AHUACATLAN - SAN LUCAS TEJALUCA	0.0	9.5	0.0	9.5
AHUATEMPAN - ACATLAN DE OSORIO	0.0	15.0	0.0	15.0
AHUAZOTEPEC - LAGUNA SECA	0.0	7.0	0.0	7.0
AYOTOXCO - BUENA VISTA - SAN ANTONIO RAYON	0.0	10.0	0.0	10.0

CAÑADA DE COLOTLA - EL TEPETATE	0.0	7.0	0.0	7.0
CHAPULTEPEC - AHUACATLAN	0.0	10.0	0.0	10.0
CHAZUMBA - SAN JOSÉ RUJAPAN - SAN PEDRO ATZUMBA	77.3	0.0	26.6	50.7
CHIGNAHUAPAN - LLANO VERDE - PAREDON	0.0	10.0	0.0	10.0
CONSERVACION DE CAMINOS RURALES	30.0	0.0	0.0	30.0
CONSTRUCCIÓN DEL LIBRAMIENTO TEPEOJUMA-EPATLÁN (14.80 KM)	0.0	38.0	0.0	38.0
CUACNOPALAN - CAÑADA MORELOS	41.0	0.0	16.0	25.0
CUETZALAN - MAZATEPEC	30.0	0.0	5.0	25.0
E. C. (TECAMACHALCO - CAÑADA) - CUACNOPALAN - CUESTA BLANCA - SANTA CATARINA LOS REYES Y RAMAL A CUESTA BLANCA	0.0	10.0	0.0	10.0
E.C. (EL SECO -AZUMBILLA) -PUERTA CAÑADA - LOS GARCIAS -CUESTA BLANCA	10.5	0.0	2.5	8.0
E.C. (TENAMPULCO-EL PALMAR) - EL CHACAL	0.0	7.2	0.0	7.2
E.C. KM 4.8 (LA COLORADA - ACATLAN) - SAN MARTIN CALTENCO	0.0	9.0	0.0	9.0
E.C. KM.13.0 (INTERMIXTECA) - TEOPANTLAN - HUEHUETLAN	0.0	10.0	0.0	10.0
EL PROGRESO - CUAUXOCOTA	0.0	11.0	0.0	11.0
EL PROGRESO - YETLA - OLOMATLAN	0.0	8.2	0.0	8.2
ESPERANZA - SAN JOSÉ CUYACHAPA	0.0	5.0	0.0	5.0
ESTUDIOS Y PROYECTOS	9.0	0.0	0.0	9.0
GUADALUPE VICTORIA - MARAVILLAS - GONZALEZ ORTEGA	16.2	0.0	3.0	13.2
IZUCAR - BARRANCA DEL MUERTO (LÍMITE DE ESTADOS)	0.0	9.0	0.0	9.0
LA CEIBA-LA UNION	0.0	9.0	0.0	9.0
LA MARIMBA - SAN PEDRO ALMATLA	0.0	9.0	0.0	9.0
LA UNION - PATLA -CHICONTLA	0.0	18.0	0.0	18.0
LAS MARGARITAS - ACATENO - TLAPACOYAN (PASO REAL)	0.0	10.0	0.0	10.0
LIBRAMIENTO SUR DE TECAMACHALCO	57.0	0.0	27.0	30.0
LIBRAMIENTO ZACATLAN	0.0	10.0	0.0	10.0
LIBRES - NUEVO MÉXICO	0.0	5.0	0.0	5.0
LLANO VERDE - RINCONADA	0.0	10.0	0.0	10.0
MANCUERNAS - XALTIPANAPA	0.0	6.0	0.0	6.0
MAZATEPEC-AYOTOXCO DE GUERRERO (INCLUYE LA CONSTRUCCION DE UN PUENTE)	0.0	20.0	0.0	20.0
MODERNIZACION ACUACO - HUEHUETLA, EN EL TRAMO ACUACO EQUIMITA Y EQUIMITA - CUETZALAN	0.0	58.0	0.0	58.0
PUENTE MAZATEPEC	0.0	14.0	0.0	14.0
PUENTE VEHICULAR ZACATEPEC - PIEDRAS ENCIMADAS	0.0	6.0	0.0	6.0
QUECHULAC - GUADALUPE VICTORIA	0.0	8.5	0.0	8.5
QUIMIXTLAN-TOZIHUIC-HUAXCALECA	0.0	10.0	0.0	10.0
RAMAL A HERMENEGILDO GALEANA - RANCHO NUEVO	0.0	8.0	0.0	8.0
RAMAL A SANTA ANA TELOXTOC	35.0	0.0	15.0	20.0
SAN CRSITOBAL LOS NAVA - SAN MATEO PARRA	0.0	5.0	0.0	5.0
SAN FRANCISCO DE ASIS - E.C. MÉXICO-OAXACA	0.0	8.0	0.0	8.0
SAN JERONIMO XAYACATLAN - GABINO BARREDA	0.0	10.0	0.0	10.0
SAN JOSÉ CHIAPA - SAN JOSÉ OSUMBA	0.0	5.0	0.0	5.0
SAN JOSÉ TETLA - PIAXTLA	0.0	11.0	0.0	11.0
SAN JUAN ACATENO - COYOPOL	0.0	10.0	0.0	10.0
SAN MATIAS TLALANCALECA - SAN FRANCISCO TLATLOC	10.0	0.0	3.0	7.0
SAN NICOLAS BUENOS AIRES - VENUSTIANO CARRANZA	0.0	6.0	0.0	6.0
SANTA MARIA COHETZALA - AYOCHUXTLA DE ZAPATA	0.0	3.0	0.0	3.0
TATOXCA - OYAMETEPEC	0.0	9.0	0.0	9.0
TEHUITZINGO-LOS HORNOS DE ZARAGOZA-SAN PEDRO CUAYUCA	0.0	10.0	0.0	10.0
TEPEACA-PARDIÑAS-CUAUTINCHAN-ALMOLOYA	0.0	10.5	0.0	10.5
TEPETZINTLA- E.C. (ZACATLAN - AHUACATLAN)	0.0	10.0	0.0	10.0
TEPEYAC - LA PEDRERA	0.0	8.0	0.0	8.0
TETELA-CUAUTEMPAN	0.0	10.0	0.0	10.0

TETELOLOYA - SAN LORENZO	0.0	7.0	0.0	7.0
TEXCAPA -TLAPACOYA	39.6	0.0	19.0	20.6
TLAPACOYA - AHUACATLAYA	0.0	20.0	0.0	20.0
TULCINGO DEL VALLE - SAN MIGUEL TLALTEPEXI - XIXINGO DE LOS REYES	0.0	11.8	0.0	11.8
VILLA REAL - TEXOCUIXPAN	0.0	10.0	0.0	10.0
XONACATLAN -GUADALUPE VICTORIA - BUENA VISTA DE GUERRERO	0.0	10.0	0.0	10.0
METLATOYUCA-MECAPALAPA-EJIDO DOS PASOS	0.0	5.5	0.0	5.5
SAN PEDRO PETITLÁN SAN GABRIEL CHILAC	0.0	13.0	0.0	13.0
XOCHITLÁN TODOS LOS SANTOS	0.0	10.0	0.0	10.0
PUENTE VEHICULAR TOTOLTEPEC	0.0	20.0	0.0	20.0
XICOTLAN-CHILA DE LA SAL	0.0	3.0	0.0	3.0
ITZOTENO-E.C. PUEBLA-JALAPA	0.0	3.0	0.0	3.0
QUERÉTARO	**51.7**	**382.6**	**0.0**	**434.3**
Apartadero-Alamos-Llanos de Sta. Clara	0.0	16.0	0.0	16.0
Boye-Pathe	0.0	12.0	0.0	12.0
Camargo-Río Blanco	0.0	15.0	0.0	15.0
Colón-Fuenteño	0.0	10.0	0.0	10.0
Conca-La Florida	0.0	10.0	0.0	10.0
Conservación de Caminos Rurales	6.0	0.0	0.0	6.0
E.C. (Mojonera-El Aguacuate)	0.0	10.0	0.0	10.0
E.C. (S.J.R.- Xilitla San Joaquín)-Maconi-Piñones	0.0	15.0	0.0	15.0
E.C. (S.J.R.-Xilitla San Joaquín)-Maconi-Piñones	27.7	0.0	0.0	27.7
El Lindero-El Portuguez	0.0	15.0	0.0	15.0
El Zapote-Santa Bárbara	0.0	10.0	0.0	10.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
Huimilpan-Taponas-Bravo	0.0	10.0	0.0	10.0
Landa-Pacula	0.0	10.0	0.0	10.0
Noria Nueva-Quintanares	10.0	10.0	0.0	20.0
Ovejas-Apartadero	0.0	13.0	0.0	13.0
Peñamiller-San Miguel Palmas-La Ordeña	0.0	20.0	0.0	20.0
Purisima-San Juan Buenaventura	0.0	15.0	0.0	15.0
San Ignacio-El Sauz	0.0	9.0	0.0	9.0
Tolimán-Peñamiller	0.0	10.0	0.0	10.0
Villa Progreso-Sombrerete	0.0	7.0	0.0	7.0
Zapote-Higuerillas	0.0	15.0	0.0	15.0
Zituni-San Martín Florida	0.0	5.0	0.0	5.0
Zituní-San Martín Florida	5.0	0.0	0.0	5.0
Camino E.C. San Joaquín-Los Juárez	0.0	6.3	0.0	6.3
Camino el Madroño-Tres Lagunas	0.0	15.0	0.0	15.0
Camino pavimentado cabecera municipal- La Botija	0.0	8.8	0.0	8.8
Camino pavimentado Tramo E.C. Rincón de Agua Buena-San Miguel	0.0	20.0	0.0	20.0
Entronque Av. Corregidora y Bulevar Bernardo Quintana	0.0	50.0	0.0	50.0
Entronque Av. Universidad y Blv Bernardo Quintana	0.0	25.0	0.0	25.0
Puente vehicular Vialidad Juárez-Luis Romero Soto	0.0	13.0	0.0	13.0
Santa Fe a las Vías del Ferrocarril	0.0	7.5	0.0	7.5
QUINTANA ROO	**70.0**	**296.0**	**0.0**	**366.0**
Cancún-Isla Blanca, 1ra. Etapa	0.0	50.0	0.0	50.0
Caobas-Arroyo Negro	0.0	60.0	0.0	60.0
Conservación de Caminos Rurales	12.0	0.0	0.0	12.0
Dziuche-Tihosuco	15.0	30.0	0.0	45.0
E.C.F. Chetumal-Escárcega-Tomás Garrido-Dos Aguadas	0.0	15.0	0.0	15.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
Ideal-Kantunilkin	40.0	20.0	0.0	60.0
Libramiento Leona Vicario	0.0	21.0	0.0	21.0
Perimetral de Cozumel	0.0	50.0	0.0	50.0
Ucum-La Unión	0.0	50.0	0.0	50.0

SAN LUIS POTOSI	**170.3**	**215.7**	**0.0**	**386.0**
Aquismón-El Saucito	0.0	30.0	0.0	30.0
Camino Antiguo a Santa María-16 de septiembre	0.0	4.2	0.0	4.2
Cañas-Ignacio Allende	8.5	0.0	0.0	8.5
Cd. Valles-Chantol-Las Huertas	68.0	0.0	0.0	68.0
Conservación de Caminos Rurales	30.0	0.0	0.0	30.0
Estudios y Proyectos	5.0	0.0	0.0	5.0
Puente El Detalle	0.0	2.0	0.0	2.0
Puente La Lagartija	58.8	0.0	0.0	58.8
Retroceso-Barrio Progreso	0.0	18.9	0.0	18.9
San José del Grito-Las Cruces-Yoliatl-San Francisco	0.0	16.1	0.0	16.1
Xilitla-Plan de Juárez-El Sabino	0.0	22.5	0.0	22.5
Aquismon-Tampaxal	0.0	5.0	0.0	5.0
Camino San Ciro de Acosta-La Tinaja- Corral Quemado	0.0	21.0	0.0	21.0
Prolongación Boulevard Río Santiago del Km 0+000 al 4+500	0.0	18.5	0.0	18.5
Santa anita a Palo de Arco	0.0	15.0	0.0	15.0
Tamazunchale-Tezapotla	0.0	15.0	0.0	15.0
Tampaxal a Solmon	0.0	11.0	0.0	11.0
Tlamanchilocuitl Taman a El Banco Xihuaso	0.0	16.5	0.0	16.5
Puente Interestatal Matehuala-Dr Arroyo	0.0	20.0	0.0	20.0
SINALOA	**247.8**	**318.0**	**50.0**	**515.8**
Badiguarato-Santiago Caballeros	50.0	0.0	0.0	50.0
Calle 5, Tr. E.C. Int. México 15 - Calle 300	0.0	10.0	0.0	10.0
Calle 800, Tr. Ejido Revolución Mexicana - Carrizo - El Fuerte	0.0	7.0	0.0	7.0
Calle 9, Tr: Entr. Carretera Internacional No. 15-Entr. Calle 100	0.0	10.0	0.0	10.0
Choix-Lím. Edos. Sin./Chih.	40.0	0.0	0.0	40.0
Conservación de Caminos Rurales	24.0	0.0	10.0	14.0
E.C. Cruz Segunda-Guadalupe Victoria	0.0	10.0	0.0	10.0
E.C. El Fuerte - Chinobambo	0.0	10.0	0.0	10.0
E.C. Int. México 15-Francisco Serrano-Estación Capomas	0.0	20.0	0.0	20.0
E.C. Internacional México 15-Batamote	0.0	7.0	0.0	7.0
E.C. Internacional México 15-Cosala	0.0	30.0	0.0	30.0
E.C. Internacional México 15-El Tamarindo	0.0	20.0	0.0	20.0
E.C. Internacional México 15-Est. Abuya	0.0	15.0	0.0	15.0
E.C. Internacional México 15-Las Tapias	0.0	15.0	0.0	15.0
E.C. Internacional México 15-Monteverde, Culiacan	0.0	14.0	0.0	14.0
E.C. La Florida-Quila	0.0	15.0	0.0	15.0
El Dorado-El Salado	0.0	40.0	0.0	40.0
El Ranchito-Costa Rica	14.0	0.0	0.0	14.0
Entr. Carretera México 15-Ensenada, Tr: Elota-Ensenada	0.0	15.0	0.0	15.0
Estudios y Proyectos	9.0	0.0	0.0	9.0
La Despensa-Jitzamuri: Tr. San Pablo-El Jitzamuri	0.0	25.0	0.0	25.0
Playa Segunda - Est. Naranjo - E.C. Sinaloa de Leyva	0.0	15.0	0.0	15.0
Portaceli-Cruz de Navito-Culiacan	0.0	10.0	0.0	10.0
Potrerrillos - Matadero	0.0	10.0	0.0	10.0
Puente Vado:Acatitlán sobre Río Elotla	10.0	0.0	0.0	10.0
San Ignacio-Lím. Edos. Sin./Dgo., Tr: Tepehuajes-Lím. Edos. Sinaloa/Dgo.-Tayoltita	20.8	0.0	0.0	20.8
Topolobampo-Choix, Tr: San Blas-El Fuerte-Choix	60.0	0.0	40.0	20.0
Valle de Huyaqui-La Compuerta	20.0	0.0	0.0	20.0
E.C. Internacional México 15-Aguage de Castilla	0.0	8.0	0.0	8.0
E.C. Internacional México 15-Abalito del Tubo	0.0	10.0	0.0	10.0
E.C. Internacional México 15-Los Zapotes	0.0	2.0	0.0	2.0
SONORA	**539.5**	**365.0**	**0.0**	**904.5**
Conservación de Caminos Rurales	30.0	0.0	0.0	30.0
Estudios y Proyectos	9.7	0.0	0.0	9.7
Nogales-Santa Cruz	55.8	0.0	0.0	55.8
Costera de Sonora, El Desemboque-Puerto Libertad	80.0	30.0	0.0	110.0
Ures-Rayón	48.8	0.0	0.0	48.8

La Misa-E.C. (Hermosillo-Yecora)	30.0	0.0	0.0	30.0
El Coyote-Becadéhuachi-Nácori Chico	175.0	0.0	0.0	175.0
E.C. Hermosillo-Sahuaripa-Soyopa-E.C. Hermosillo-Yecora	110.3	0.0	0.0	110.3
Ampliacion del Boulevar Camino del Seri	0.0	90.0	0.0	90.0
Bacoachi-La valdeza-La Pera	0.0	47.0	0.0	47.0
Modernización Calle 26-Bulevar Quiroga (Hermosillo)	0.0	10.0	0.0	10.0
Nahuibampo-San Juan-Cejaqui	0.0	48.0	0.0	48.0
Vialidad Yaqui-Mayo	0.0	140.0	0.0	140.0
TABASCO	**41.7**	**262.0**	**10.0**	**293.7**
Acachapan y Colmena, Tr: Acachapan y Colmena 3ra, Acachapan y Colmena 4ta, Acachapan y Colmena 5ta.	0.0	20.0	1.0	19.0
Barrial-Paso de la Mina (Huimanguillo)	0.0	20.0	1.0	19.0
Bellote-Jalapita-Sta. Cruz (Paraiso-Centla)	0.0	20.0	1.0	19.0
Boca del Río Chico-Boca de San Antonio	7.7	0.0	0.0	7.7
Cd. Pémex-Monte Grande (Macuspana-Jonuta)	0.0	25.0	1.0	24.0
Conservación de Caminos Rurales	24.0	0.0	1.0	23.0
E. Zapata-Tenosique, Tr: E. Zapata E.C. (Sitio Arqueológico de Pomona)	7.0	0.0	0.0	7.0
E.C. (Jalapa-Tacotalpa)-Guanal 1ra Secc.	0.0	12.0	0.0	12.0
E.C. (Zapata-Tenosique) Km 21+000-Pocvicuc	0.0	6.0	0.0	6.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
EWO-Apatzingán	0.0	20.0	1.0	19.0
Francisco Javier Mina-Allende Bajo 1ra	0.0	20.0	1.0	19.0
Jalapa-Microondas-Chichonal-Belén, Tr: Jalapa-Macuspana	0.0	15.0	0.0	15.0
NCP Benito Juárez-Sánchez Mármol	0.0	20.0	1.0	19.0
Tacotalpa-Lomas Alegres-Castañal, Tr: Pochitocal 2da.-Lomas Alegres-Castañal	0.0	15.0	0.0	15.0
Villahermosa-Nacajuja-Jalpa de Méndez, Tr: Jalpa de Méndez-Via Corta Cunduacán	0.0	20.0	1.0	19.0
W75 Tr: Norte 13 a Norte 20	0.0	20.0	1.0	19.0
Zapatero-Jonuta (Reconstrucción)	0.0	10.0	0.0	10.0
Camino a Palankan	0.0	12.0	0.0	12.0
Tulipan Poblado-Carlos Rubirosa	0.0	7.0	0.0	7.0
TAMAULIPAS	**192.5**	**599.0**	**105.1**	**686.4**
Altamira-Nuevo Progreso	0.0	360.0	0.0	360.0
Burgos-Linares	0.0	30.0	0.0	30.0
Conservación de Caminos Rurales	24.0	0.0	5.1	18.9
E.C. Tampico-Mante Km 62-Santa Juana	0.0	45.0	0.0	45.0
Eje Interregional Matehuala-Cd. Victoria, Tr: Palmillas-Miquihuana	150.0	0.0	100.0	50.0
Estudios y Proyectos	8.5	0.0	0.0	8.5
Matamoros-Mezquital	0.0	50.0	0.0	50.0
Tula-Santa ana de Nahola	0.0	10.0	0.0	10.0
Valadeces Lucio Blanco	10.0	4.0	0.0	14.0
Vista Hermosa-El Costeño	0.0	100.0	0.0	100.0
TLAXCALA	**70.0**	**184.0**	**0.0**	**254.0**
Aldama-Españita	0.0	7.0	0.0	7.0
Benito Juárez - Carrillo Puerto - Altzayanca, Tramo: Carrillo Puerto - Altzayanca	0.0	10.0	0.0	10.0
Buenavista-Tepeyahualco-Lagunillas	20.0	0.0	0.0	20.0
Buenavista-Tezoyo	0.0	20.0	0.0	20.0
Camino a la Colonia Domingo Arenas (Maguellitos)	0.0	12.0	0.0	12.0
Colonia Aurora, Tlax.-Panotla de Xicoténcatl, Pue.	29.0	0.0	0.0	29.0
Conservación de Caminos Rurales	6.0	0.0	0.0	6.0
Consolidación y mejoramiento de vialidades rurales en Apizaco	0.0	35.2	0.0	35.2
El Capulín-El molino-La Lima-Fco. I Madero-Fco. Villa Tecoac	10.0	0.0	0.0	10.0
Estudios y Proyectos	5.0	0.0	0.0	5.0
Insurgentes, Barrio de Xolalpa	0.0	5.0	0.0	5.0
Mazaquiahuac-Graciano Sánchez-San José, Tlaxcala-Zacatelco	0.0	10.0	0.0	10.0

Tetla - E.C. (Chautzingo - La Joya)	0.0	12.0	0.0	12.0
Tizatlán-E.C. San Matías-Tlacocalpan	0.0	10.0	0.0	10.0
Tlacomulco-El Alto	0.0	5.0	0.0	5.0
Cuapiaxtla-Col. Manuel Avila Camacho y Col. Loma Bonita	0.0	6.3	0.0	6.3
Lazaro Cardenas-San Jose	0.0	6.1	0.0	6.1
San Jose Teacalco-Guadalupe Tlaxco	0.0	6.2	0.0	6.2
Circuito Terrenate	0.0	19.2	0.0	19.2
Camino Real Tlaxcala-Totolac	0.0	20.0	0.0	20.0
VERACRUZ	**19.2**	**1,055.4**	**3.0**	**1,071.6**
Estudios y Proyectos	4.2	0.0	0.0	4.2
El Diamante-E.C.(Úrsulo Galván-Arroyo Grande), Incluye Ramal a Úrsulo Galván	0.0	20.0	0.0	20.0
Atzacan-Contla	0.0	40.0	0.0	40.0
Paso Superior Tamaca	0.0	40.0	0.0	40.0
Distribuidor Vial Dos Caminos	0.0	100.0	0.0	100.0
Costero Huasteco	0.0	15.0	0.0	15.0
Rafael Calería-Cerro del Gallero	0.0	10.0	0.0	10.0
PSV E.C. Carretera Córdoba-Veracruz	0.0	10.0	0.0	10.0
PSV Santa Fe	0.0	30.0	0.0	30.0
PSV Villarín	0.0	20.0	0.0	20.0
Puente El Jicacal	0.0	30.0	0.0	30.0
Puente Capoacán	0.0	100.0	0.0	100.0
Puente Aguascalientes	0.0	30.0	0.0	30.0
Texistepec-San Lorenzo	0.0	10.0	0.0	10.0
Tlapacoyan-Plan de Arroyos	15.0	0.0	3.0	12.0
El Palmar-Monte de Oro-J. Guadalupe Rodríguez	0.0	9.0	0.0	9.0
Puente El Zetal	0.0	8.0	0.0	8.0
Palo Amarillo-Cabecera Municipal	0.0	6.0	0.0	6.0
Coyolillo-Omiquila	0.0	3.0	0.0	3.0
El Retache-La Trinidad-Tanceme	0.0	9.0	0.0	9.0
Tempoal-Pochuco-Corozal	0.0	9.0	0.0	9.0
Chiconquiaco-La Sombra	0.0	30.0	0.0	30.0
Puente Xoltepec	0.0	6.0	0.0	6.0
Hipólito Landero-La Virgen	0.0	9.0	0.0	9.0
Capoacán-La Breña	0.0	10.0	0.0	10.0
Rancho Nuevo-El Centenario	0.0	10.0	0.0	10.0
Puente Zapoapan	0.0	10.0	0.0	10.0
Acceso a Mandinga	0.0	3.0	0.0	3.0
Naranjos-Chontla	0.0	15.0	0.0	15.0
La Florida-Las Pasas	0.0	9.0	0.0	9.0
Ojite-San Miguel	0.0	6.0	0.0	6.0
La Magdalena-Benito Juárez (Brecha del Maíz)	0.0	10.0	0.0	10.0
Pajapan-Cerritos	0.0	9.0	0.0	9.0
Tuxpan-Tamiahua	0.0	10.0	0.0	10.0
Chocamán-Tetla-Xocotla	0.0	9.0	0.0	9.0
Lázaro Cárdenas-Villa Alta	0.0	3.0	0.0	3.0
Candelaría Bote en Bote-Piedras Negras	0.0	6.0	0.0	6.0
Atzacan-Orizaba	0.0	6.0	0.0	6.0
Aquila-Cumbres de Aquila	0.0	6.0	0.0	6.0
Puente en el Camino E.C. (Chapopote-Llano de En Medio)-Aguacate Vinazco	0.0	10.0	0.0	10.0
Puente El Cabellal	0.0	3.0	0.0	3.0
Puente km 0+400 del camino Solis de Allende-Bejucal Jiménez	0.0	3.0	0.0	3.0
Puente La Lima	0.0	20.0	0.0	20.0
Puente El Terrero	0.0	9.0	0.0	9.0
San Isidro-Xocotepec	0.0	3.0	0.0	3.0
San Isidro-Ocotepec	0.0	3.0	0.0	3.0
Sonzapotes-Manuel Ávila Camacho	0.0	9.0	0.0	9.0
Cinco Palos-Consolapa	0.0	9.0	0.0	9.0
Puente Santa Rosa	0.0	9.0	0.0	9.0
Plan de Arroyos-Las Truchas	0.0	9.0	0.0	9.0
Dos Aguas-Zapotitlán	0.0	9.0	0.0	9.0

Coetzala-Coetzapotitla	0.0	9.0	0.0	9.0
Poblado Dos-Poblado Tres	0.0	9.0	0.0	9.0
Libertad-San Pedro Tepozoteco	0.0	9.0	0.0	9.0
Los Berros-Zoncolco	0.0	6.0	0.0	6.0
Cazones-La Encantada	0.0	15.0	0.0	15.0
Brecha la Huasteca (Camino Viejo a la Huasteca)	0.0	15.0	0.0	15.0
Cuichapa-La Patrona-Amatlan-Córdoba	0.0	15.0	0.0	15.0
Cuitlahuac-Arroyo Azul	0.0	9.0	0.0	9.0
El Cedro-Carretera Federal Papantla-Gutierrez Zamora	0.0	10.0	0.0	10.0
Cinco de Mayo-Insurgentes Socialistas	0.0	10.0	0.0	10.0
Zentla-Cuatro Caminos	0.0	10.0	0.0	10.0
Actopan-Cerro Gordo-Vista Hermosa	0.0	10.0	0.0	10.0
Otapa-Cinco de Mayo	0.0	10.0	0.0	10.0
Tatahuicapan-Benigno Mendoza-Perla del Golfo	0.0	10.0	0.0	10.0
E.C. Fed. 180-Llano de Bustos	0.0	4.4	0.0	4.4
Puente Playa Hermosa sobre el Canal del Chijol	0.0	10.0	0.0	10.0
E. C. (Mariano Escobedo-Loma Grande)- El Berro	0.0	9.0	0.0	9.0
Cuitlahuac-Mesa Chica-Rancho Viejo	0.0	10.0	0.0	10.0
Alpatlahuac-Coscomatepec	0.0	5.0	0.0	5.0
Cuatotolapan-E.C. Autopista los Tuxtlas	0.0	15.0	0.0	15.0
La Sidra- Dos Ríos	0.0	9.0	0.0	9.0
Ñape-Garza-Blanca-Mazoco	0.0	8.0	0.0	8.0
Boulevard Costera del Golfo	0.0	25.0	0.0	25.0
Puente San Cristobal	0.0	6.0	0.0	6.0
Ixhuatlan de Madero-Pisa Flores	0.0	15.0	0.0	15.0
Ahuateno-Tecomate-San Fernando	0.0	15.0	0.0	15.0
Puente Xuchiles-Ejido La Laja	0.0	10.0	0.0	10.0
Ejido Providencia-Ejido Toluquilla	0.0	5.0	0.0	5.0
YUCATÁN	**95.5**	**304.9**	**0.0**	**400.4**
Calotmul-Tahcabo	0.0	40.0	0.0	40.0
Chikindzonot-Ekpedz-Xtobil	68.5	0.0	0.0	68.5
Conkal-Chicxulub	0.0	60.0	0.0	60.0
Conservación de Caminos Rurales	24.0	0.0	0.0	24.0
Espita-Santa María	0.0	25.0	0.0	25.0
Estudios y Proyectos	3.0	0.0	0.0	3.0
La Sierra-Kantunlkin	0.0	30.0	0.0	30.0
Libramiento de Valladolid	0.0	30.0	0.0	30.0
Muna-Peto	0.0	30.0	0.0	30.0
Peto-Valladolid	0.0	30.0	0.0	30.0
Puente Coloradas	0.0	28.0	0.0	28.0
Yucatán-Santa Clara-Nuevo Tesoco	0.0	31.9	0.0	31.9
ZACATECAS	**126.8**	**126.2**	**7.0**	**246.0**
Conservación de Caminos Rurales	24.0	0.0	0.0	24.0
E.C. Huejucar/Monte Escobedo-San Luis	0.0	30.0	0.0	30.0
El Carmen-El Porvenir	0.0	5.0	0.0	5.0
El Saucito-Noria del Cerro	0.0	2.2	0.0	2.2
El Vergel-Santa Potenciana-E.C. Santa Ana	0.0	2.0	0.0	2.0
Emilio Carranza-Colonia Hidalgo	27.0	0.0	7.0	20.0
Estudios y Proyectos	6.2	0.0	0.0	6.2
La Chicharrona-Cuéncame-Nieves	0.0	15.0	0.0	15.0
Laguna Grande-Adjuntas del Refugio	0.0	5.0	0.0	5.0
Los Campos-Potrerillos	0.0	5.0	0.0	5.0
Luis Moya-Luis Echeverria (Sombrerete)	39.6	0.0	0.0	39.6
Luis Moya-Luis Hecheverria E.C. Col. Hidalgo	0.0	10.0	0.0	10.0
Nieves-Mazapil-Concepción del Oro, Tr: Estación Camacho-Mazapil	30.0	20.0	0.0	50.0
Valparaiso-San Martin-Santa Ana	0.0	5.0	0.0	5.0
Las Esperanzas Col. Fco. García Salinas	0.0	13.0	0.0	13.0
Perales-La Purísima	0.0	14.0	0.0	14.0
GASTO NETO TOTAL	**5,074.0**	**11,752.8**	**855.1**	**15,971.7**

ANEXO 30. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS

C. CONSERVACIÒN Y MANTENIMIENTO (millones de pesos)

	Proyecto PEF 2010	Ampliaciones	Reducciones	Presupuesto Aprobado
AGUASCALIENTES	94.2	0.0	0.0	94.2
BAJA CALIFORNIA	386.4	0.0	0.0	386.4
BAJA CALIFORNIA SUR	295.3	0.0	0.0	295.3
CAMPECHE	202.2	0.0	0.0	202.2
CHIAPAS	516.2	0.0	0.0	516.2
CHIHUAHUA	550.5	0.0	50.5	500.0
COAHUILA	338.8	0.0	60.0	278.8
COLIMA	426.9	0.0	0.0	426.9
DURANGO	307.8	0.0	0.0	307.8
GUANAJUATO	311.9	0.0	0.0	311.9
GUERRERO	403.4	0.0	0.0	403.4
HIDALGO	212.3	0.0	0.0	212.3
JALISCO	520.2	0.0	0.0	520.2
MÉXICO	327.1	0.0	0.0	327.1
MICHOACÁN	455.1	0.0	0.0	455.1
MORELOS	93.0	0.0	0.0	93.0
NAYARIT	234.3	0.0	0.0	234.3
NUEVO LEÓN	379.4	0.0	0.0	379.4
OAXACA	372.8	0.0	0.0	372.8
PUEBLA	268.0	0.0	0.0	268.0
QUERÉTARO	151.9	0.0	0.0	151.9
QUINTANA ROO	172.8	0.0	0.0	172.8
SAN LUIS POTOSI	664.7	0.0	0.0	664.7
SINALOA	302.2	0.0	0.0	302.2
SONORA	292.8	0.0	0.0	292.8
TABASCO	227.4	0.0	30.0	197.4
TAMAULIPAS	382.0	0.0	0.0	382.0
TLAXCALA	113.9	0.0	0.0	113.9
VERACRUZ	657.7	0.0	157.7	500.0
YUCATÁN	241.1	0.0	0.0	241.1
ZACATECAS	329.0	0.0	0.0	329.0
GASTO NETO TOTAL	10,231.3	0.0	298.2	9,933.1

ANEXO 30. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS

D. PROGRAMA DE EMPLEO TEMPORAL (millones de pesos)

	Proyecto PEF 2010	Ampliaciones	Reducciones	Presupuesto Aprobado
AGUASCALIENTES	17.6	0.0	0.0	17.6
BAJA CALIFORNIA	19.6	0.0	0.0	19.6
BAJA CALIFORNIA SUR	16.5	0.0	0.0	16.5
CAMPECHE	23.3	0.0	0.0	23.3
CHIAPAS	84.1	0.0	0.0	84.1
CHIHUAHUA	44.1	0.0	0.0	44.1
COAHUILA	32.1	0.0	0.0	32.1
COLIMA	28.5	0.0	0.0	28.5
DURANGO	33.2	0.0	0.0	33.2
GUANAJUATO	25.7	0.0	0.0	25.7
GUERRERO	62.0	0.0	12.0	50.0
HIDALGO	66.0	0.0	0.0	66.0
JALISCO	46.8	0.0	0.0	46.8

MÉXICO	37.2	0.0	0.0	37.2
MICHOACÁN	80.6	0.0	0.0	80.6
MORELOS	26.8	0.0	0.0	26.8
NAYARIT	35.5	0.0	0.0	35.5
NUEVO LEÓN	32.1	0.0	0.0	32.1
OAXACA	108.6	0.0	0.0	108.6
PUEBLA	80.7	0.0	0.0	80.7
QUERÉTARO	18.8	0.0	0.0	18.8
QUINTANA ROO	32.1	0.0	0.0	32.1
SAN LUIS POTOSI	43.2	6.8	0.0	50.0
SINALOA	45.7	0.0	0.0	45.7
SONORA	44.2	0.0	0.0	44.2
TABASCO	44.3	0.0	0.0	44.3
TAMAULIPAS	43.3	0.0	0.0	43.3
TLAXCALA	22.0	0.0	0.0	22.0
VERACRUZ	84.4	0.0	14.4	70.0
YUCATÁN	44.3	0.0	0.0	44.3
ZACATECAS	36.7	14.3	0.0	51.0
GASTO NETO TOTAL	1,360.0	21.1	26.4	1,354.7

ANEXO 30. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA, FERROVIARIA Y OTROS

E. INFRAESTRUCTURA FERROVIARIA, AEROPORTUARIA Y OTROS (millones de pesos)

	Proyecto PEF 2010	Ampliaciones	Reducciones	Presupuesto Aprobado
INFRAESTRUCTURA FERROVIARIA	**0**	**1,379.0**	**-**	**1,379.0**
SISTEMA DE TRANSPORTE COLECTIVO METRO	0	1,000.0	-	1,000.0
ESTUDIOS Y PROYECTOS PARA EL ANÁLISIS DE FACTIBILIDAD TÉCNICA Y ECONÓMICA DE UN SISTEMA DE TRANSPORTE URBANO DE ALTA CAPACIDAD DE GUADALAJARA - ZAPOPAN, ASÍ COMO PARA, EN SU CASO, LA EJECUCIÓN DEL MISMO 1/	0	150.0	-	150.0
REUBICACIÓN DE LA TERMINAL FERROVIARIA FUERA DEL ÁREA METROPOLITANA, NUEVO LEÓN (PROYECTO EJECUTIVO)	0	20.0	-	20.0
ESTUDIOS PARA LA AMPLIACIÓN DEL METRO, NUEVO LEÓN	0	22.0	-	22.0
LIBRAMIENTO FERROVIARIO DE TAPACHULA	0	187.0	-	187.0
INFRAESTRUCTURA AEROPORTUARIA Y PORTUARIA	**0**	**669.0**	**-**	**669.0**
AEROPUERTO MORELOS	0	219.0	-	219.0
AEROPUERTO DE PALENQUE	0	200.0	-	200.0
AEROPUERTO CREEL	0	100.0	-	100.0
AEROPUERTO DE LA RIVIERA MAYA (INVERSIONES ASOCIADAS)	0	60.0	-	60.0
CONSTRUCCIÓN DE DISPERSOR EN SÁNCHEZ MAGALLANES, TABASCO	0	30.0	-	30.0
CONSTRUCCIÓN DE UNA MARINA ECOTURÍSTICA EN EL DESARROLLO ISLA DE CORTEZ, PUERTO DE ALTATA, MUNICIPIO DE NAVOLATO, SINALOA	0	50.0	-	50.0
PUERTO DE FRONTERA, CONSTRUCCIÓN DE ESCOLLERAS Y DRAGADO, TABASCO	0	10.0	-	10.0
GASTO NETO TOTAL	**0**	**2,048.0**	**-**	**2,048.0**

1/ Los estudios incluirán el Análisis Costo - Beneficio para la implementación de un tren eléctrico urbano u otro sistema alterno.

ANEXO 31. AMPLIACIONES A HACIENDA Y CRÉDITO PÚBLICO (pesos)

	Monto
RAMO 6: HACIENDA Y CRÉDITO PÚBLICO	**3,333,000,000**
Recopilación y Producción de Material Informativo (NOTIMEX)	38,000,000
CONAVI: Programa de Esquema de Financiamiento y Subsidio Federal para Vivienda	1,000,000,000
Programa Especial Concurrente para el Desarrollo Rural Sustentable 1/	1,800,000,000
AGROASEMEX	350,000,000
FINANCIERA RURAL	550,000,000
BANSEFI	150,000,000
Fondo de Capitalización e Inversión del Sector Rural (FOCIR)	100,000,000
FIRA (Fideicomisos Instituidos en Relación con la Agricultura)	500,000,000
Atención a Indígenas (CONADEPI) 2/	150,000,000
Comisión Nacional para el Desarrollo de los Pueblos Indígenas (CONADEPI) 2/	300,000,000
Erogaciones para la Igualdad entre Hombres y Mujeres 3/	195,000,000
Fortalecimiento de Capacidades Indígenas (CONADEPI) 2/	25,000,000
Promoción y Coordinación de las Acciones para la Equidad de Género	70,000,000
Fortalecimiento a la Transversalidad de la Perspectiva de Género	100,000,000

1/ Monto incluido en el Anexo 8: Programa Especial Concurrente para el Desarrollo Rural Sustentable.

2/ Monto contenido en el Anexo 7: Erogaciones para el Desarrollo Integral de la Población Indígena.

3/ Monto contenido en el Amexo 10: Erogaciones para la Igualdad entre Hombres y Mujeres.

ANEXO 32. REASIGNACIONES GOBERNACIÓN (pesos)

	Reducción	Ampliación
RAMO 04: GOBERNACIÓN	**1,002,000,000**	**1,002,000,000**
Cédula de Identidad	1,002,000,000	
Registro Nacional de Población		855,000,000
Modernización de Registros Civiles		147,000,000

ANEXO 33. AMPLIACIONES MARINA (pesos)

	Monto
RAMO 13: MARINA	**250,000,000**
Equipamiento para emplear el poder naval para salvaguardar la soberanía y seguridad nacionales	250,000,000

ANEXO 34. AMPLIACIONES AL RAMO 16 MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

	Monto
T O T A L	**6,471,900,000.0**
Programa Hidráulico 1/	4,818,000,000.0
Forestal (Incluye Proárbol con 270 millones de pesos para Macizo Boscoso) 2/	300,000,000.0
Definición de la Normatividad para la Política Ambiental e Identificación y Diseño de Instrumentos de Fomento en Apoyo al Desarrollo Sustentable 3/	3,900,000.0
Entidad Federativa	**1,350,000,000.0**
Aguascalientes	20,322,000.0
Baja California	67,462,000.0
Baja California Sur	7,690,000.0
Campeche	4,050,000.0
Chiapas	41,275,711.0
Chihuahua	15,000,000.0
Coahuila	56,700,000.0
Colima	3,207,901.0
Distrito Federal	110,500,000.0
Durango	40,000,000.0
Guanajuato	57,347,840.0
Guerrero	57,000,000.0
Hidalgo	89,000,000.0
Jalisco	41,092,336.0
México	266,459,013.0
Michoacán	55,284,289.0
Morelos	39,868,204.0
Nayarit	8,100,000.0
Nuevo León	40,000,000.0
Oaxaca	92,000,000.0
Puebla	24,000,000.0
Querétaro	1,833,086.0
Quintana Roo	40,400,000.0
San Luis Potosí	8,100,000.0
Sinaloa	8,100,000.0
Sonora	47,633,120.0
Tabasco	46,200,000.0
Tamaulipas	4,050,000.0
Tlaxcala	3,024,500.0
Veracruz	16,200,000.0
Yucatán	8,100,000.0
Zacatecas	30,000,000.0

1/ Monto incluido en el Anexo 29 Programa Hidráulico

2/ Monto incluido en el Anexo 8: Programa Especial Concurrente para el Desarrollo Rural Sustentable

3/ Monto incluido en el Anexo 10: Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 35. AMPLIACIÓN A DEFENSA NACIONAL (pesos)

	Monto
RAMO 7: DEFENSA NACIONAL	**1,250,000,000**
ACCIONES DE VIGILANCIA EN EL TERRITORIO NACIONAL	1,000,000,000
SERVICIOS DE SALUD AL PERSONAL MILITAR Y SUS DERECHOHABIENTES	250,000,000

ANEXO 36. AMPLIACIONES A SEGURIDAD PÚBLICA (pesos)

	Monto
RAMO 36: SEGURIDAD PÚBLICA	**1,216,000,000**
CERESO PRODUCTIVO DE CIUDAD JUÁREZ	200,000,000
FONDO DE GARANTÍA PARA APOYO A CENTROS DE READAPTACIÓN SOCIAL EN LAS ENTIDADES FEDERATIVAS	1,000,000,000
FOMENTO DE LA CULTURA DE LA PARTICIPACIÓN CIUDADANA EN LA PREVENCIÓN DEL DELITO EN EL MARCO DE LA EQUIDAD Y GÉNERO 1/	16,000,000

1/ Monto incluido en el Anexo 10: Erogaciones para la Igualdad entre Mujeres y Hombres.

ANEXO 37. EROGACIONES PARA EL INSTITUTO FEDERAL DE ACCESO A LA INFORMACIÓN (pesos)

Erogaciones para el Instituto Federal de Acceso a la Información Pública	256,245,440.0

ANEXO 38. REASIGNACIONES A DESARROLLO SOCIAL (millones de pesos)

RAMO 20: DESARROLLO SOCIAL	Reducción	Ampliación
Programa Desarrollo Humano Oportunidades	1,000.0	
Programa de Apoyo Alimentario	1,500.0	
Hábitat		1,000.0
Programa para el Desarrollo de Zonas Prioritarias		950.0
Programa de Abasto Rural (DICONSA)		250.0
Programa de Abasto Social de Leche (LICONSA)		250.0
Programa de Adquisición de Leche Nacional (LICONSA)		50.0

ANEXO 39. AMPLIACIONES A REFORMA AGRARIA (millones de pesos)

	Monto
RAMO 15: REFORMA AGRARIA 1/	**920.0**
Fondo de Apoyo para Proyectos Productivos	150.0
Programa de la Mujer en el Sector Agrario	150.0
Joven Emprendedor Rural	150.0
Apoyo a organizaciones sociales	120.0
Conflictos Agrarios y Obligaciones Jurídicas	350.0

1/ Monto incluido en el Anexo 8: Programa Especial Concurrente para el Desarrollo Rural Sustentable.

ANEXO 40. AMPLIACIONES A TURISMO (millones de pesos)

	Monto
RAMO 21: TURISMO	**1,005.0**
Fondo Nacional de Fomento al Turismo	100.0
Promoción y Desarrollo de Programas y Proyectos Turísticos de las Entidades Federativas	900.0
Establecer y Conducir la Política de Género 1/	5.0

1/ Monto incluido en el Anexo 10: Erogaciones para la Igualdad entre Mujeres y Hombres.

ANEXO 41. AMPLIACIONES AL TRIBUNAL FEDERAL DE JUSTICIA FISCAL Y ADMINISTRATIVA (millones de pesos)

	Monto
RAMO 32: TRIBUNAL FEDERAL DE JUSTICIA FISCAL Y ADMINISTRATIVA	**150.0**
Impartición de Justicia Fiscal y Administrativa (Juicios en Línea)	150.0

SALON DE SESIONES DE LA CAMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNION.- México, D. F., a 13 de noviembre de 2009.- Dip. **Francisco Javier Ramirez Acuña**, Presidente.- Dip. **Carlos Samuel Moreno Teran**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a cuatro de diciembre de dos mil nueve.- **Felipe de Jesús Calderón Hinojosa**.- Rúbrica.- El Secretario de Gobernación, Lic. **Fernando Francisco Gómez Mont Urueta**.- Rúbrica.

LEY de Ingresos de la Federación para el Ejercicio Fiscal de 2010.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

FELIPE DE JESÚS CALDERÓN HINOJOSA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2010.

ARTÍCULO PRIMERO.- Se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010:

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2010

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2010, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
A. INGRESOS DEL GOBIERNO FEDERAL	***1,994,495.8***
I. Impuestos:	**1,310,661.5**
1. Impuesto sobre la renta.	640,875.1
2. Impuesto empresarial a tasa única.	53,195.1
3. Impuesto al valor agregado.	485,554.9
4. Impuesto especial sobre producción y servicios:	50,057.6
a. Gasolinas, diesel para combustión automotriz:	-12,214.9
i) Artículo 2o.-A, fracción I.	-35,994.9
ii) Artículo 2o.-A, fracción II.	23,780.0
b. Bebidas con contenido alcohólico y cerveza:	26,499.4
i) Bebidas alcohólicas.	6,240.9
ii) Cervezas y bebidas refrescantes.	20,258.5
c. Tabacos labrados.	23,449.9
d. Juegos con apuestas y sorteos.	2,536.8
e. Redes públicas de telecomunicaciones.	9,786.4
5. Impuesto sobre tenencia o uso de vehículos.	21,067.9
6. Impuesto sobre automóviles nuevos.	4,027.1
7. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
8. Impuesto a los rendimientos petroleros.	2,424.5
9. Impuestos al comercio exterior:	27,911.9
a. A la importación.	27,911.9
b. A la exportación.	0.0
10. Impuesto a los depósitos en efectivo.	13,079.7
11. Accesorios.	12,467.7
II. Contribuciones de mejoras:	**19.9**

	Contribución de mejoras por obras públicas de infraestructura hidráulica.		19.9
III.	**Derechos:**		**577,247.8**
	1.	Servicios que presta el Estado en funciones de derecho público:	3,318.3
		a. Secretaría de Gobernación.	35.5
		b. Secretaría de Relaciones Exteriores.	1,567.1
		c. Secretaría de la Defensa Nacional.	0.0
		d. Secretaría de Marina.	0.0
		e. Secretaría de Hacienda y Crédito Público.	245.5
		f. Secretaría de la Función Pública.	3.1
		g. Secretaría de Energía.	222.7
		h. Secretaría de Economía.	47.1
		i. Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	32.9
		j. Secretaría de Comunicaciones y Transportes.	731.7
		k. Secretaría de Medio Ambiente y Recursos Naturales.	43.8
		l. Secretaría de Educación Pública.	279.4
		m. Secretaría de Salud.	9.8
		n. Secretaría del Trabajo y Previsión Social.	0.7
		ñ. Secretaría de la Reforma Agraria.	68.5
		o. Secretaría de Turismo.	0.5
		p. Secretaría de Seguridad Pública.	30.0
	2.	Por el uso o aprovechamiento de bienes del dominio público:	10,465.4
		a. Secretaría de Hacienda y Crédito Público.	0.6
		b. Secretaría de la Función Pública.	0.0
		c. Secretaría de Economía.	1,881.1
		d. Secretaría de Comunicaciones y Transportes.	2,884.1
		e. Secretaría de Medio Ambiente y Recursos Naturales.	5,671.7
		f. Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	27.9
		g. Secretaría del Trabajo y Previsión Social.	0.0
	3.	Derechos a los hidrocarburos:	563,464.1
		a. Derecho ordinario sobre hidrocarburos.	475,045.3
		b. Derecho sobre hidrocarburos para el fondo de estabilización.	71,666.6
		c. Derecho extraordinario sobre exportación de petróleo crudo.	0.0
		d. Derecho para la investigación científica y tecnológica en	3,216.2

			materia de energía.	
		e.	Derecho para la fiscalización petrolera.	25.6
		f.	Derecho único sobre hidrocarburos.	3,047.0
		g.	Derecho sobre extracción de hidrocarburos.	3,058.8
		h	Derecho especial sobre hidrocarburos.	7,404.6
		i	Derecho adicional sobre hidrocarburos.	0.0
IV.	**Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.**			**55.0**
V.	**Productos:**			**5,982.2**
	1.	Por los servicios que no correspondan a funciones de derecho público.		18.3
	2.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:		5,963.9
		a.	Explotación de tierras y aguas.	0.0
		b.	Arrendamiento de tierras, locales y construcciones.	2.3
		c.	Enajenación de bienes:	989.8
			i) Muebles.	884.9
			ii) Inmuebles.	104.9
		d.	Intereses de valores, créditos y bonos.	4,521.1
		e.	Utilidades:	450.7
			i) De organismos descentralizados y empresas de participación estatal.	0.0
			ii) De la Lotería Nacional para la Asistencia Pública.	0.0
			iii) De Pronósticos para la Asistencia Pública.	449.6
			iv) Otras.	1.1
		f.	Otros.	0.0
VI.	**Aprovechamientos:**			**100,529.4**
	1.	Multas.		1,149.7
	2.	Indemnizaciones.		785.1
	3.	Reintegros:		61.1
		a.	Sostenimiento de las Escuelas Artículo 123.	0.1
		b.	Servicio de Vigilancia Forestal.	0.1
		c.	Otros.	60.9
	4.	Provenientes de obras públicas de infraestructura hidráulica.		286.9
	5.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.		0.0

6.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
7.	Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
8.	Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.	0.0
9.	Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.0
10.	5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0
11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	1,412.9
12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	687.7
13.	Regalías provenientes de fondos y explotaciones mineras.	0.0
14.	Aportaciones de contratistas de obras públicas.	5.1
15.	Destinados al Fondo para el Desarrollo Forestal:	1.0
	a. Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
	b. De las reservas nacionales forestales.	0.0
	c. Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
	d. Otros conceptos.	1.0
16.	Cuotas Compensatorias.	301.1
17.	Hospitales Militares.	0.0
18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.0
19.	Recuperaciones de capital:	18.7
	a. Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	14.7
	b. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	4.0
	c. Inversiones en obras de agua potable y alcantarillado.	0.0
	d. Desincorporaciones.	0.0
	e. Otros.	0.0
20.	Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	0.0
21.	Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	0.0
22.	No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0

	23.	Otros:	95,820.1
		a. Remanente de operación del Banco de México.	0.0
		b. Utilidades por Recompra de Deuda.	0.0
		c. Rendimiento mínimo garantizado.	0.0
		d. Otros.	95,820.1
B.		***INGRESOS DE ORGANISMOS Y EMPRESAS***	***802,466.3***
I.		**Ingresos de organismos y empresas:**	**647,075.9**
	1.	Ingresos propios de organismos y empresas:	647,075.9
		a. Petróleos Mexicanos.	359,892.3
		b. Comisión Federal de Electricidad.	237,831.1
		c. Instituto Mexicano del Seguro Social.	15,083.6
		d. Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	34,268.9
	2.	Otros ingresos de empresas de participación estatal.	0.0
II.		**Aportaciones de seguridad social:**	**155,390.4**
	1.	Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.	Cuotas para el Seguro Social a cargo de patrones y trabajadores.	155,390.4
	3.	Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
	4.	Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
	5.	Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C.		***INGRESOS DERIVADOS DE FINANCIAMIENTOS***	***379,369.9***
I.		Endeudamiento neto del Gobierno Federal:	360,903.7
	1.	Interno.	360,903.7
	2.	Externo.	0.0
II.		Otros financiamientos:	26,000.0
	1.	Diferimiento de pagos.	26,000.0
	2.	Otros.	0.0
III.		Déficit de organismos y empresas de control directo.	-7,533.8
TOTAL			**3,176,332.0**

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el 2010, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

Por razones de interés público y cuando se considere necesario evitar aumentos desproporcionados en el precio al usuario final, el Ejecutivo Federal fijará los precios máximos al usuario final y de venta de primera mano del gas licuado de petróleo, sin que se requiera trámite o requisito adicional alguno.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2010, se estima una recaudación federal participable por 1 billón 655 mil 461.7 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 30 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2010, en relación con las estimaciones que se señalan en este artículo.

Durante el ejercicio fiscal de 2010, de los recursos que genere el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, 71 mil 666.6 millones de pesos se destinarán a financiar programas y proyectos de inversión aprobados en el Presupuesto de Egresos de la Federación. La aplicación de estos recursos se hará de acuerdo con lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010.

La Secretaría de Hacienda y Crédito Público podrá destinar la recaudación obtenida por el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, en exceso del monto referido en el párrafo anterior antes de destinarlo al Fondo de Estabilización de los Ingresos Petroleros, para compensar parcial o totalmente los ingresos del Gobierno Federal durante el ejercicio fiscal de 2010, así como para cubrir el costo de los combustibles que se requieran para la generación de electricidad en adición a los recursos previstos en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010.

La compensación parcial o total de ingresos del Gobierno Federal a que se refiere el párrafo anterior se aplicará cuando los ingresos totales, sin considerar los ingresos derivados del apartado C de este artículo, resulten inferiores a los valores estimados en el mismo debido a: una disminución de los ingresos por la recaudación total de los impuestos a que se refiere el apartado A, fracción I de este precepto, o disminuyan los ingresos por concepto del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, con motivo de una disminución de la plataforma de extracción o del precio del petróleo crudo, respecto de los valores que sirvieron de base para las estimaciones contenidas en el presente artículo.

Los recursos del derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos que resten después de aplicar lo dispuesto en los párrafos octavo, noveno y décimo de este artículo, se destinarán a lo que establecen las leyes federales de Derechos y de Presupuesto y Responsabilidad Hacendaria.

Se estima que el pago en especie, durante el ejercicio fiscal de 2010, en términos monetarios, del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010.

Salvo que las circunstancias económicas se modifiquen de forma no anticipada, el monto de ingresos derivados de financiamientos a que se refiere el apartado C de este artículo se reducirá en el monto en que la diferencia entre la cantidad que de dichos ingresos sea aprobada en la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 y el monto que resulte de sumar los diferimientos de pagos previstos en ese ordenamiento y el gasto en inversión aprobado para Petróleos Mexicanos y sus organismos subsidiarios en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011 exceda a 40 mil millones de pesos ajustados por inflación de acuerdo con los deflactores del Producto Interno Bruto estimados para 2010 y 2011 en los Criterios Generales de Política Económica para la Iniciativa de Ley de Ingresos y el Proyecto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011.

Durante el ejercicio fiscal de 2010 no serán aplicables los límites para la acumulación de las reservas en los fondos de estabilización establecidos en el segundo párrafo de la fracción IV del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo segundo transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho transitorio, la Secretaría de Hacienda y Crédito Público por conducto del área responsable de la banca y ahorro, instrumentará o fortalecerá las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes del fideicomiso referido en el primer párrafo del artículo segundo transitorio del Decreto indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los bienes decomisados o abandonados en causas penales federales, referidos en el artículo segundo transitorio párrafo quinto, del Decreto indicado en el párrafo precedente, se destinará para restituir los recursos públicos destinados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto, así como los gastos de administración en que se incurra para atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo citadas en dicho transitorio.

Nacional Financiera, S.N.C. podrá otorgar créditos a las sociedades controladoras que, conforme a las disposiciones aplicables, durante 2010 deban cubrir el impuesto sobre la renta diferido a que se refiere el artículo 70-A de la Ley del Impuesto sobre la Renta, correspondiente a 2004 y ejercicios anteriores, a efecto de que sean utilizados exclusivamente para cubrir dicho impuesto diferido.

Los recursos que durante el ejercicio fiscal de 2010 se destinen al Fondo de Estabilización de Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2009, se hayan instrumentado para potenciar los recursos que, con cargo a dicho fondo, hayan recibido las entidades federativas.

Lo dispuesto en el párrafo anterior no será aplicable a los recursos que, con cargo al Fondo de Estabilización de Ingresos de las Entidades Federativas y en términos de las disposiciones aplicables, corresponda recibir directamente a los municipios.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, podrán servir como fuente de pago o compensación de las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro de Obligaciones y Empréstitos de Entidades Federativas y Municipios.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010, por un monto de endeudamiento neto interno hasta por 380 mil millones de pesos. Asimismo, el Ejecutivo Federal y las entidades de control directo podrán contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo o en el presupuesto de las entidades respectivas en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de 8 mil millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. Asimismo, el Ejecutivo Federal y las entidades de control directo podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo o en el presupuesto de las entidades respectivas, en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2010 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2010, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para 2010.

El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, dará cuenta trimestralmente al Congreso de la Unión del ejercicio de las facultades a que se refiere este artículo dentro de los 30 días siguientes al trimestre vencido. En el informe correspondiente se deberán especificar las características de las operaciones realizadas. En caso de que la fecha límite para informar al Congreso de la Unión sea un día inhábil la misma se recorrerá hasta el siguiente día hábil.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal durante el ejercicio fiscal de 2010, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que para tal efecto le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza al Banco Nacional de Crédito Rural, S.N.C., en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago y, en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas conforme a esta autorización estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las instituciones de banca de desarrollo conforme a sus respectivas leyes orgánicas.

Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en los artículos 3, segundo párrafo y segundo transitorio del "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones y/o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero o de cualquier otro ente jurídico.

Las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados de las empresas enlistadas en el Decreto citado en el párrafo que antecede, que reciba el Gobierno Federal, por conducto de la Tesorería de la Federación, no computarán para considerar a sus emisoras como entidades paraestatales, por lo que no estarán sujetas al régimen aplicable a las mismas, incluido su personal, siempre que el propósito no sea constituir en forma permanente una entidad paraestatal, lo cual será determinado por el Ejecutivo Federal, por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

Corresponderá a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, ejercer los derechos corporativos que deriven de la titularidad de las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados a que se refiere el párrafo que antecede, designar representantes para tal efecto y resolver las situaciones de hecho o de derecho que se presenten respecto de las mismas, así como comunicarle a la Tesorería de la Federación el destino que se les dará a efecto de que ésta, sin más trámite, realice la transmisión correspondiente.

Se autoriza a la banca de desarrollo, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores, un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 62 mil 464 millones de pesos, de acuerdo con lo previsto en los Criterios Generales de Política Económica para la Iniciativa de Ley de Ingresos y el Proyecto de Presupuesto de Egresos de la Federación correspondientes al ejercicio fiscal de 2010 y a los programas establecidos en el Tomo VII del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno del banco o fondo de que se trate o del Instituto del Fondo Nacional para el Consumo de los Trabajadores y con la opinión favorable de la Secretaría de Hacienda y Crédito Público. Cada trimestre se deberá informar al Congreso de la Unión sobre las modificaciones que, en su caso, hayan sido realizadas.

Para la integración de los requerimientos financieros del sector público que señala el artículo 29 de esta Ley, podrá considerarse como pérdida o ganancia por intermediación financiera, la diferencia en el capital contable entre el cierre del ejercicio de 2009 y el cierre del ejercicio fiscal de 2010, de las instituciones de banca de desarrollo, de la Financiera Rural, del Instituto del Fondo Nacional para el Consumo de los Trabajadores y de los fondos de fomento que son regulados y supervisados por la Comisión Nacional Bancaria y de Valores.

Los montos establecidos en el artículo 1o., apartado C de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010.

Artículo 3o. Se autoriza para el Distrito Federal la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 5 mil millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2010. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública del Distrito Federal.

Los financiamientos a que se refiere este artículo se sujetarán a lo siguiente:

I. Los financiamientos deberán contratarse con apego a lo establecido en la Ley General de Deuda Pública, en este artículo y en las directrices de contratación que, al efecto, emita la Secretaría de Hacienda y Crédito Público.

II. Las obras que se financien con el monto de endeudamiento neto autorizado deberán:

1. Producir directamente un incremento en los ingresos públicos.

2. Contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2010.

3. Apegarse a las disposiciones legales aplicables.

4. Previamente a la contratación del financiamiento respectivo, contar con registro en la cartera que integra y administra la Secretaría de Hacienda y Crédito Público, de conformidad con los términos y condiciones que la misma determine para ese efecto.

III. Las operaciones de financiamiento deberán contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunden en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del sector público federal o de las demás entidades federativas y municipios.

IV. El monto de los desembolsos de los recursos derivados de financiamientos que integren el endeudamiento neto autorizado y el ritmo al que procedan, deberán conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando las obras respectivas, de manera que el ejercicio y aplicación de los mencionados recursos deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. El desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras que ya hubieren sido adjudicadas bajo la normatividad correspondiente.

V. El Gobierno del Distrito Federal, por conducto del Jefe de Gobierno, remitirá trimestralmente al Congreso de la Unión informe sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosado por su origen, fuente de financiamiento y destino, especificando las características financieras de las operaciones realizadas.

VI. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones de financiamiento, a los actos asociados a la aplicación de los recursos correspondientes y al cumplimiento de lo dispuesto en este artículo.

VII. El Jefe de Gobierno del Distrito Federal será responsable del estricto cumplimiento de las disposiciones de este artículo, así como de la Ley General de Deuda Pública y de las directrices de contratación que expida la Secretaría de Hacienda y Crédito Público. Las infracciones a los ordenamientos citados se sancionarán en los términos que legalmente correspondan y de conformidad al régimen de responsabilidades de los servidores públicos federales.

VIII. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión conforme a la fracción V de este artículo, deberán contener un apartado específico de deuda pública, de acuerdo con lo siguiente:

1. Evolución de la deuda pública durante el periodo que se informe.

2. Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

3. Colocación de deuda autorizada, por entidad receptora y aplicación a obras específicas.

4. Relación de obras a las que se hayan destinado los recursos de los desembolsos efectuados de cada financiamiento, que integren el endeudamiento neto autorizado.

5. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

6. Servicio de la deuda.

7. Costo financiero de la deuda.
8. Canje o refinanciamiento.
9. Evolución por línea de crédito.
10. Programa de colocación para el resto del ejercicio fiscal.

IX. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo de 2010, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2010.

Artículo 4o. En el ejercicio fiscal de 2010, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 147,834.4 millones de pesos, de los cuales 67,405.5 millones de pesos corresponden a inversión directa y 80,428.9 millones de pesos a inversión condicionada.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada de la Comisión Federal de Electricidad en los términos de los artículos 18 de la Ley General de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento, por un total de 8,778.1 millones de pesos correspondientes a proyectos de inversión directa.

Los proyectos de inversión financiada condicionada a que se hace referencia en el artículo 4o. de esta Ley, se ejercerán con apego a la estimación que realice la Secretaría de Energía sobre la evolución del margen operativo de reserva del Sistema Eléctrico Nacional. Dicho indicador en su magnitud y metodología deberá ser enviado para conocimiento del Congreso de la Unión a través de la Comisión de Energía de la Cámara de Diputados.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II

De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, además, estarán a lo siguiente:

I. Hidrocarburos

De acuerdo con lo establecido en el artículo 260 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar los anticipos que se señalan en el siguiente párrafo.

A cuenta del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar pagos diarios, incluyendo los días inhábiles, por 498 millones 772 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberá efectuar un pago de 3 mil 500 millones 993 mil pesos.

II. Enajenación de gasolinas y diesel

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán diariamente, incluyendo días inhábiles, por conducto de Pemex-Refinación, anticipos a cuenta del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, siempre que las tasas aplicables a la enajenación de dichos productos, determinadas de acuerdo con el procedimiento establecido en la citada fracción, resulten positivas. La Secretaría de Hacienda y Crédito Público podrá fijar el monto de estos anticipos, los cuales se podrán acreditar contra el pago mensual señalado en el artículo 2o.-A, fracción I, antes mencionado, correspondiente al mes por el que se efectuaron los mismos.

En caso que las tasas aplicables a la enajenación de gasolinas y diesel, referidas en el párrafo anterior, resulten negativas, Petróleos Mexicanos y sus organismos subsidiarios no efectuarán los anticipos diarios mencionados en dicho párrafo.

El pago mensual del impuesto especial sobre producción y servicios deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago. Estas declaraciones se presentarán en la Tesorería de la Federación.

Cuando en un lugar o región del país se establezcan sobreprecios a los precios de la gasolina o del diesel, no se estará obligado al pago del impuesto especial sobre producción y servicios por dichos sobreprecios en la enajenación de estos combustibles. Los recursos obtenidos por los citados sobreprecios no se considerarán para el cálculo del impuesto a los rendimientos petroleros.

Cuando la determinación de la tasa aplicable, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios resulte negativa, Petróleos Mexicanos y sus organismos subsidiarios podrán disminuir el monto que resulte de dicha tasa negativa del impuesto especial sobre producción y servicios a su cargo o del impuesto al valor agregado, si el primero no fuera suficiente. En caso de que el primero y el segundo no fueran suficientes el monto correspondiente se podrá acreditar contra el derecho ordinario sobre hidrocarburos que establece el artículo 254 de la Ley Federal de Derechos o contra los pagos provisionales mensuales a que se refiere el artículo 255 de esta última ley.

Para el cálculo de las tasas a que se refiere la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, no se considerará como parte del precio de venta al público las cuotas establecidas en la fracción II del artículo 2o.-A de la Ley citada.

Para el cálculo de la tasa del impuesto especial sobre producción y servicios por la enajenación de gasolina o diesel en territorio nacional, a que se refiere el artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, en sustitución de los factores a que se refiere la fracción I inciso c) de dicho artículo, se aplicará el factor de 0.9009 cuando la enajenación se realice con tasa del impuesto al valor agregado de 11 por ciento y el factor de 0.8621 cuando la enajenación se realice con tasa del impuesto al valor agregado de 16 por ciento.

III. Pagos del impuesto al valor agregado

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos del impuesto al valor agregado en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente a aquél al que corresponda el pago.

Las declaraciones informativas del impuesto al valor agregado deberán ser presentadas en formato electrónico ante el Servicio de Administración Tributaria con la misma periodicidad que las declaraciones de pago de dicho impuesto.

Se considerará que Petróleos Mexicanos y sus organismos subsidiarios reunieron los requisitos establecidos en las disposiciones de la Ley del Impuesto al Valor Agregado en materia de acreditamiento, respecto del impuesto al valor agregado causado por la importación de bienes tangibles que hubiesen enajenado con motivo de su actividad ordinaria, desde el 1 de enero de 2003 y hasta el 31 de diciembre de 2009, siempre que paguen, a más tardar el 26 de febrero de 2010, la cantidad que resulte de disminuir dicho impuesto al mismo impuesto actualizado por el periodo comprendido desde el mes en el que se importó el bien de que se trate y hasta el mes inmediato siguiente a dicho mes.

Lo señalado en el párrafo anterior, también se aplicará respecto del impuesto al valor agregado causado por la importación de bienes tangibles distintos de aquéllos que Petróleos Mexicanos y sus organismos subsidiarios hubiesen enajenado con motivo de su actividad ordinaria durante el periodo indicado en el párrafo que antecede siempre que, a más tardar el 26 de febrero de 2010, paguen el citado impuesto actualizado por el periodo comprendido desde el mes en el que se importó el bien de que se trate y hasta el mes en el que se pague el impuesto correspondiente.

La aplicación de lo dispuesto en los dos párrafos anteriores no dará lugar a acreditamiento adicional ni a devolución o compensación alguna.

IV. Determinación y pago de los impuestos a la exportación de petróleo crudo, gas natural y sus derivados

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

V. Impuesto a los rendimientos petroleros

Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex-Exploración y Producción, estarán a lo siguiente:

1. Cada organismo deberá calcular el impuesto a los rendimientos petroleros a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30 por ciento. El rendimiento neto a que se refiere este párrafo se determinará restando de la totalidad de los ingresos del ejercicio el total de las deducciones autorizadas que se efectúen en el mismo. En ningún caso la pérdida neta de ejercicios anteriores se podrá disminuir del rendimiento neto del ejercicio.

2. A cuenta del impuesto a los rendimientos petroleros a que se refiere esta fracción, Petróleos Mexicanos y sus organismos subsidiarios deberán realizar pagos diarios, incluyendo los días inhábiles, por un total de 3 millones 284 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberán efectuar un pago por un total de 23 millones 574 mil pesos.

El impuesto se pagará mediante declaración que se presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2011 y contra el impuesto que resulte se acreditarán los anticipos diarios y semanales a que se refiere el párrafo anterior.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

VI. Importación de mercancías

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, y deberán pagarlas ante la Tesorería de la Federación, a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

VII. Otras obligaciones

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones y aprovechamientos que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para modificar el monto de los pagos diarios y semanales establecidos en este artículo y, en su caso, para determinar la suspensión de dichos pagos, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten, así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos diarios y semanales establecidos en este artículo, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

Petróleos Mexicanos presentará una declaración al Servicio de Administración Tributaria en los meses de abril, julio y octubre de 2010 y enero de 2011 en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará al Servicio de Administración Tributaria, a más tardar el último día hábil del mes de marzo del 2011, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos deberá presentar al Servicio de Administración Tributaria las declaraciones informativas a que se refieren los dos párrafos anteriores y las demás disposiciones fiscales, a través de los medios o formatos electrónicos que establezca dicho órgano desconcentrado, en los que se deberá incluir la información específica que en los mismos se indique respecto de las contribuciones, los productos y los aprovechamientos que esa entidad y sus organismos subsidiarios estén obligados a pagar.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio, por concepto de mermas hasta el 0.74 por ciento del valor total de las enajenaciones de gasolina que realice a dichas estaciones de servicio.

En caso de que, antes del ejercicio de facultades de comprobación por parte de las autoridades fiscales, Pemex-Exploración y Producción modifique las declaraciones de pago del derecho adicional a que se refiere el artículo Sexto Transitorio del "Decreto por el que se reforman diversas disposiciones del Capítulo XII, del Título Segundo de la Ley Federal de Derechos", publicado en el Diario Oficial de la Federación el 21 de diciembre de 2005, correspondientes al ejercicio fiscal de 2007 y entere diferencias a cargo por concepto de ese derecho, en relación con dichas diferencias no se aplicará lo dispuesto en el primer párrafo del artículo 21 del Código Fiscal de la Federación, a excepción de lo relativo a la actualización.

El Banco de México deducirá los pagos diarios y semanales que se establecen en el presente artículo de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución conforme a la Ley del Banco de México y los concentrará en la Tesorería de la Federación.

Para dar cumplimiento a lo establecido en el artículo 257, último párrafo, de la Ley Federal de Derechos se establece que la plataforma de extracción y de exportación de petróleo crudo durante 2010 será por una estimación máxima de 2.5 y 1.1 millones de barriles diarios en promedio, respectivamente.

Capítulo III

De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

   1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1 por ciento mensual.

   2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25 por ciento mensual.

   3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.5 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por las mercancías o vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del Fisco Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Las Entidades Federativas, Municipios y Demarcaciones Territoriales del Distrito Federal, incluyendo sus organismos descentralizados, que se hubieren adherido al Decreto por el que se otorgan diversos beneficios fiscales en materia del impuesto sobre la renta, de derechos y de aprovechamientos, publicado en el Diario Oficial de la Federación el 5 de septiembre de 2008, en lugar de aplicar los porcentajes establecidos en el artículo segundo, fracción II del mencionado Decreto, podrán aplicar el 60 por ciento para el ejercicio fiscal 2010, el 30 por ciento para el año 2011 y el 10 por ciento para el año 2012.

Las Entidades Federativas, Municipios y Demarcaciones Territoriales del Distrito Federal, incluyendo sus organismos descentralizados, que no hubieren celebrado el convenio a que se refiere el artículo tercero, fracción I del Decreto señalado en el párrafo anterior, tendrán hasta el 31 de marzo de 2010 para celebrarlo y cumplir con todos los requisitos contenidos en el mismo, a fin de acogerse al mismo, en cuyo caso podrán aplicar el porcentaje establecido en dicho Decreto para el ejercicio fiscal de 2009, así como los beneficios descritos en el párrafo anterior.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2010, por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos a que hace referencia este artículo, se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero, de los organismos públicos de que se trate, conforme a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2010, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2010, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2010. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2010, sólo surtirán sus efectos para dicho año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal o tratándose de recuperaciones de capital de las instituciones de banca de desarrollo, los recursos correspondientes se podrán destinar a la capitalización de los bancos de desarrollo o a fomentar acciones que permitan cumplir con el mandato de dicha banca, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el apartado A, fracción VI, numerales 11, 19, inciso d y 23, inciso d, del artículo 1o. de esta Ley, por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2010, se aplicarán los vigentes al 31 de diciembre de 2009, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0429
Febrero	1.0405
Marzo	1.0382
Abril	1.0323
Mayo	1.0287
Junio	1.0317
Julio	1.0298
Agosto	1.0270
Septiembre	1.0226
Octubre	1.0179
Noviembre	1.0148
Diciembre	1.0075

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2010 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2009, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2010.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquéllos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para esos efectos se fijen, la dependencia prestadora del servicio o la que permita el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o., último párrafo, de la Ley Federal de Derechos.

Las dependencias de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2010, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público un informe durante los primeros 15 días del mes de julio de 2010, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2010, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2010, sólo surtirán sus efectos para dicho año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2010, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2010. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2010, se aplicarán los vigentes al 31 de diciembre de 2009, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0429
Febrero	1.0405
Marzo	1.0382
Abril	1.0323
Mayo	1.0287
Junio	1.0317
Julio	1.0298
Agosto	1.0270
Septiembre	1.0226
Octubre	1.0179
Noviembre	1.0148
Diciembre	1.0075

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2010 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2009, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2010.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, serán depositados, hasta por la cantidad que determine la Junta de Gobierno de dicho organismo, en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2010, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros 15 días del mes de julio de 2010 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden por parte de las dependencias de la Administración Pública Federal o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

El incumplimiento en la concentración oportuna a que se refiere el párrafo anterior, generará a las citadas dependencias o a sus órganos administrativos desconcentrados, sin exceder sus presupuestos autorizados, la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte de promediar la Tasa Ponderada de Fondeo Bancario dada a conocer diariamente por el Banco de México en su página de Internet durante el periodo que dure la falta de concentración. En el caso de que por cualquier motivo se deje de publicar la mencionada tasa se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la misma.

El monto de las cargas financieras se determinará dividiendo la tasa anual a que se refiere el párrafo anterior entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando las dependencias acrediten ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, siempre que cuenten con la validación respectiva del órgano interno de control en la dependencia de que se trate.

Las entidades de control directo, los poderes Legislativo y Judicial, el Instituto Nacional de Estadística y Geografía, el Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere el párrafo anterior, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos.

Las entidades de control indirecto, deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios institutos y por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de lo dispuesto en el primer párrafo de este artículo.

Para el ejercicio oportuno de los recursos a que se refiere el párrafo anterior, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días hábiles, contados a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades de control directo que los generen, para la realización del proyecto respectivo.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción de un fideicomiso que se hayan generado con cargo al presupuesto de una dependencia deberán ser concentrados a la Tesorería de la Federación bajo la naturaleza de aprovechamientos, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines para los cuales se creó el fideicomiso, salvo aquéllos para los que en el contrato de fideicomiso esté previsto un destino distinto. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., apartado A, fracción VI, numeral 19, con excepción del inciso d, de esta Ley, por concepto de recuperaciones de capital, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el octavo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 5 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

En los procesos de desincorporación de entidades, a través de su extinción o liquidación, cuyas operaciones se encuentren garantizadas por el Gobierno Federal, el liquidador designado o responsable del proceso respectivo podrá utilizar los recursos disponibles de los mandatos y demás figuras análogas encomendadas al mismo por el Gobierno Federal, para el pago de los gastos y pasivos de dichos procesos de desincorporación previa opinión favorable, en cada caso, de la coordinadora de sector, del mandante o de quien haya constituido la figura análoga y de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. Para los efectos anteriores, se constituirán los instrumentos jurídicos correspondientes que aseguren la transparencia y control en el ejercicio de los recursos.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos deberán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador o responsable del proceso en una subcuenta específica.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, permanecerán afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Se autoriza al Banco Nacional de Comercio Exterior, S.N.C., a finiquitar las obligaciones derivadas en su origen de operaciones activas de financiamiento externo en apoyo a empresas para la construcción o adquisición de medios de transporte marítimo, cuya fuente de recuperación resulte insuficiente, cancelando el activo correspondiente con cargo a resultados y se autoriza a dicha sociedad nacional de crédito a asumir las obligaciones y contingencias jurídicas derivadas de las citadas operaciones.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, serán destinados en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República y a la Secretaría de Salud, con excepción de lo dispuesto en el párrafo décimo octavo del artículo 1 de la presente Ley.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010, entre las que se comprende de manera enunciativa a las siguientes:

I. Petróleos Mexicanos y sus organismos subsidiarios.

II. Comisión Federal de Electricidad.

III. Instituto Mexicano del Seguro Social.

IV. Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Se faculta a las autoridades fiscales para que lleven a cabo la cancelación de los créditos fiscales cuyo cobro les corresponda efectuar, en los casos en que exista incosteabilidad.

Para que un crédito se considere incosteable, la autoridad fiscal evaluará los siguientes conceptos: monto del crédito, costo de las acciones de recuperación, antigüedad del crédito y probabilidad de cobro del mismo.

La Junta de Gobierno del Servicio de Administración Tributaria establecerá, con sujeción a los lineamientos establecidos en los párrafos primero, segundo y cuarto de este artículo, el tipo de casos o supuestos en que procederá la cancelación a que se refiere este artículo.

La cancelación de los créditos a que se refieren los párrafos anteriores no libera de su pago.

La Secretaría de Hacienda y Crédito Público entregará un informe detallado a las cámaras de Diputados y de Senadores del Congreso de la Unión, que deberá ser enviado a más tardar el 31 de octubre de 2010, de las personas físicas y morales que hayan sido sujetas a la aplicación de los párrafos anteriores de este artículo y de los lineamientos de la Junta de Gobierno del Servicio de Administración Tributaria para determinar los casos de incosteabilidad. Dicho informe deberá contener al menos lo siguiente: sector, actividad, tipo de contribuyente, porcentaje de cancelación y el reporte de las causas que originaron la incosteabilidad de cobro.

Cuando con anterioridad al 1 de enero de 2010, una persona hubiere incurrido en infracción a las disposiciones aduaneras en los casos a que se refiere el artículo 152 de la Ley Aduanera y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada si, por las circunstancias del infractor o de la comisión de la infracción, el crédito fiscal aplicable no excede a 3,500 unidades de inversión o su equivalente en moneda nacional al 1 de enero de 2010.

Durante el ejercicio fiscal de 2010, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos, con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del Código Fiscal de la Federación, independientemente del ejercicio por el que corrija su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Para los efectos del párrafo que antecede, cuando los contribuyentes corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere dicho párrafo, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2010, se estará a lo siguiente:

A. En materia de estímulos fiscales:

I. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, excepto minería, y que para determinar su utilidad puedan deducir el diesel que adquieran para su consumo final, siempre que se utilice exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de dicho combustible.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos y a los vehículos de baja velocidad o de bajo perfil que por sus características no estén autorizados para circular por sí mismos en carreteras federales o concesionadas, y siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

II. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

1. Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel en términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios.

Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que podrán acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores les hayan enajenado. En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

2. Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente a la fracción II del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo o contra las retenciones efectuadas en el mismo ejercicio a terceros por dicho impuesto.

III. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2010 y enero de 2011.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diesel que se hubiera destinado para los fines a que se refiere dicha fracción, del diesel utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la recuperación mediante devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IV. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del mes en que se adquiera el diesel, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 215 de la Ley del Impuesto sobre la Renta.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

V. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del ejercicio en que se realicen los gastos, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. En el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV y V de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

B. En materia de exenciones:

I. Se exime del pago del impuesto sobre automóviles nuevos que se cause a cargo de las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquéllos eléctricos que además cuenten con motor de combustión interna o con motor accionado por hidrógeno.

II. Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se faculta a la Secretaría de Hacienda y Crédito Público para otorgar los estímulos fiscales y subsidios siguientes:

I. Los relacionados con comercio exterior:

1. A la importación de artículos de consumo a las regiones fronterizas.

2. A la importación de equipo y maquinaria a las regiones fronterizas.

II. A cajas de ahorro y sociedades de ahorro y préstamo.

Se aprueban los estímulos fiscales y subsidios con cargo a impuestos federales, así como las devoluciones de impuestos concedidos para fomentar las exportaciones de bienes y servicios o la venta de productos nacionales a las regiones fronterizas del país en los porcentajes o cantidades otorgados o pagadas en su caso, que se hubieran otorgado durante el ejercicio fiscal de 2009.

La Secretaría de Hacienda y Crédito Público, para conceder los estímulos a que se refiere este artículo escuchará, en su caso, la opinión de las dependencias competentes en los términos de la Ley Orgánica de la Administración Pública Federal.

La Secretaría de Hacienda y Crédito Público expedirá las disposiciones necesarias para el cumplimiento de lo establecido por este artículo en materia de estímulos fiscales y subsidios.

La Secretaría de Hacienda y Crédito Público informará trimestralmente al Congreso de la Unión sobre el costo que representan para el erario federal, por concepto de menor recaudación, los diversos estímulos fiscales a que se refiere este artículo, así como los sectores objeto de este beneficio. Dicha información se remitirá a las Comisiones de Hacienda y Crédito Público de ambas Cámaras del Congreso de la Unión y al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados.

Artículo 18. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 19. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, el Instituto Nacional de Estadística y Geografía, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades de control directo, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 20. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos, del Instituto Nacional de Estadística y Geografía, del Instituto Federal Electoral y de la Comisión Nacional de los Derechos Humanos.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2010 y durante dicho ejercicio fiscal, conforme se modifiquen.

Artículo 21. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 22. Para los efectos de lo dispuesto por los artículos 58 y 160 de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2010 la tasa de retención anual será del 0.60 por ciento.

Para los efectos de los artículos 8 y 10 de la Ley del Impuesto Empresarial a Tasa Única, los contribuyentes deberán presentar a las autoridades fiscales, en el mismo plazo establecido para la presentación de los pagos provisionales y de la declaración del ejercicio, según se trate, la información correspondiente a los conceptos que sirvieron de base para determinar el impuesto empresarial a tasa única, en el formato que establezca para tal efecto el Servicio de Administración Tributaria mediante reglas de carácter general. La información a que se refiere este párrafo se deberá presentar incluso cuando no resulte impuesto a pagar en las declaraciones de pagos provisionales o del ejercicio de que se trate.

Para los efectos del artículo 11, tercer párrafo de la Ley del Impuesto Empresarial a Tasa Única, el monto del crédito fiscal a que se refiere dicho artículo no podrá acreditarse por el contribuyente contra el impuesto sobre la renta causado en el ejercicio en el que se generó el crédito.

Capítulo IV

De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 23. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá en los Informes Trimestrales Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública a que se refiere el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de órganos autónomos, del sector público federal y del sector público federal consolidado, incluyendo a las entidades paraestatales contempladas en los Tomos V y VI del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

En los informes a que se refiere el párrafo anterior se deberá incluir la información relativa a los ingresos obtenidos por cada uno de los proyectos de inversión financiada directa y condicionada establecidos en el Tomo V del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2010; así como la información relativa al balance de cada uno de los organismos de control directo a que se refiere el apartado B del artículo 1o. de esta Ley.

Con el objeto de evaluar el desempeño en materia de eficiencia recaudatoria, en los informes a que se refiere el primer párrafo de este artículo se deberá incluir la información correspondiente a los indicadores que a continuación se señalan:

I. Avance en el padrón de contribuyentes.

II. Información estadística de avances contra la evasión y elusión fiscales.

III. Avances contra el contrabando.

IV. Reducción de rezagos y cuantificación de resultados en los litigios fiscales.

V. Plan de recaudación.

VI. Los montos recaudados en cada periodo por concepto de los derechos de los hidrocarburos, estableciendo los ingresos obtenidos específicamente, en rubros separados, por la extracción de petróleo crudo y de gas natural, en concordancia con lo dispuesto en el Capítulo XII del Título Segundo de la Ley Federal de Derechos.

VII. Los elementos cuantitativos que sirvieron de base para el cálculo del impuesto especial sobre producción y servicios, conforme al artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios.

La Secretaría de Hacienda y Crédito Público, deberá incluir en el informe de recaudación neta, un reporte de grandes contribuyentes agrupados por cantidades en los siguientes rubros: empresas que consolidan fiscalmente, empresas con ingresos acumulables en el monto que señalan las leyes, sector financiero, sector gobierno, empresas residentes en el extranjero y otros. Las empresas del sector privado, además, deberán estar identificadas por el sector industrial, primario y/o de servicios al que pertenezcan.

Artículo 24. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades, estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 25. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2010.

Artículo 26. Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 27. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Instituto Nacional de Estadística y Geografía y el Servicio de Administración Tributaria, obtengan con motivo del ejercicio de sus atribuciones, podrán ser comunicados entre dichos entes con objeto de mantener sus bases de datos actualizadas:

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información obtenida conforme a este artículo no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, pero será considerada confidencial para los efectos de la Ley del Sistema Nacional de Información Estadística y Geográfica y de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

La información estadística que se obtenga con los datos a que se refiere el presente artículo podrá ser objeto de difusión pública.

Artículo 28. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 30 de junio de 2010, el Presupuesto de Gastos Fiscales.

El Presupuesto de Gastos Fiscales comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal. Dicho presupuesto deberá contener los montos referidos estimados para el ejercicio fiscal de 2011 desglosado por impuesto y por cada uno de los rubros de ingresos que la ley respectiva contemple.

La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar, a más tardar el 30 de septiembre de 2010, a las instancias a que se refiere el primer párrafo de este artículo un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, en el que se deberá señalar, para cada una, los montos de los donativos obtenidos en efectivo y en especie, así como los recibidos del extranjero y las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 95, 96, 98 y 99 de la Ley del Impuesto sobre la Renta y 31, fracción II y 114 de su Reglamento. Para la generación de este reporte, la información se obtendrá de la que las donatarias autorizadas estén obligadas a presentar en el dictamen fiscal simplificado a que se refiere el Código Fiscal de la Federación, así como en la declaración informativa de las personas morales con fines no lucrativos a la que se refiere el tercer párrafo del artículo 101 de la Ley del Impuesto sobre la Renta, correspondiente a los ejercicios fiscales de 2008 y 2009.

La información a que se refiere el párrafo anterior no se considerará comprendida dentro de las prohibiciones y restricciones que establece el artículo 69 del Código Fiscal de la Federación.

Artículo 29. Con el propósito de transparentar el monto y la composición de los pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y hacer llegar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril de 2010, un documento que explique cómo se computan los balances fiscales y los requerimientos financieros del sector público, junto con la metodología respectiva, en el que se incluyan de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 30. En el ejercicio fiscal de 2010, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011, incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011, deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años.

Artículo 31. Con la finalidad de transparentar el calendario mensual de ingresos que, en términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, debe publicar la Secretaría de Hacienda y Crédito Público, en el Diario Oficial de la Federación 15 días hábiles después de la publicación de esta Ley, dicha dependencia deberá entregar a la Comisión de Hacienda y Crédito Público de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo, la metodología y criterios adicionales que hubiese utilizado para dicha estimación, misma que deberá ser incluida en la citada publicación.

Transitorios de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2010

Primero. La presente Ley entrará en vigor el 1 de enero de 2010.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales a la Importación y Exportación efectuadas por el Ejecutivo Federal durante el año de 2009, a las que se refiere el informe que en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 Constitucional, ha rendido el propio Ejecutivo al Congreso de la Unión.

ARTÍCULO SEGUNDO. Con la finalidad de fortalecer las finanzas públicas, a partir de la entrada en vigor del presente artículo y hasta el 31 de diciembre de 2010 se aplicarán las siguientes medidas:

I. El gasto que realice el Instituto Mexicano del Seguro Social con cargo a los recursos acumulados en las Reservas a que se refiere el artículo 280 de la Ley del Seguro Social, así como en la subcuenta 1 del Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, deberá ser registrado en los ingresos y en los egresos del flujo de efectivo autorizado para el ejercicio fiscal que corresponda, de tal manera que no se afecte la meta de las reservas establecida en el Presupuesto de Egresos de la Federación para el ejercicio fiscal correspondiente.

II. Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

III. Los recursos acumulados en el Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos podrán destinarse a cubrir gastos de operación de Petróleos Mexicanos conforme a su presupuesto autorizado.

IV. Los servidores públicos que concluyan su relación laboral en la Administración Pública Federal conservarán, por un periodo de 6 meses, contados a partir de la fecha de conclusión de la relación laboral, el derecho a recibir los beneficios del seguro de salud a que se refiere el Capítulo II, del Título Segundo, de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado. Del mismo derecho disfrutarán sus familiares derechohabientes, en términos de dicha ley.

Transitorio

Único. El presente Decreto entrará en vigor al día siguiente de su publicación en el Diario Oficial de la Federación, con excepción de su artículo primero, que entrará en vigor el 1 de enero de 2010.

México, D.F., a 5 de noviembre de 2009.- Dip. **Francisco Javier Ramirez Acuña**, Presidente.- Sen. **Carlos Navarrete Ruiz**, Presidente.- Dip. **Georgina Trujillo Zentella**, Secretaria.- Sen. **Renán Cleominio Zoreda Novelo**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a veinticuatro de noviembre de dos mil nueve.- **Felipe de Jesús Calderón Hinojosa**.- Rúbrica.- El Secretario de Gobernación, Lic. **Fernando Francisco Gómez Mont Urueta**.- Rúbrica.